Form 20-F
period 2023-12-31
Perfect Corp.
filed 2024-03-29
CIK 1899830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________
For the transition period from ___________to ___________
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

As of December 31, 2023:
Class A Ordinary Shares, par value $0.10 per share	85,059,953
Class B Ordinary Shares, par value $0.10 per share	16,788,718
Warrants	20,849,975
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

Large accelerated filer ___	Accelerated filer ✓	Non-accelerated filer ___	Emerging growth company ✓
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
Yes __ No __

i

Forward-Looking Statements
This annual report includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “seek,” “schedule,” or similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:
•our ability to maintain the listing of our securities on the NYSE;
•changes adversely affecting the business in which we are engaged;
•management of growth;
•commencement of any war, armed hostilities or other international calamity, including any act of terrorism, on or after the date of this annual report, in or involving the U.S. or Taiwan, or the material escalation of any such war, armed hostilities or other international calamity that had commenced before the date of this annual report, in each case which is reasonably likely to have a material adverse effect on the Company;
•general economic conditions;
•our business strategy and plans;
•the result of future financing efforts;
•our future market position and growth prospects;
•expected operating results, such as revenue growth, and earnings;
•our ability to realize the benefits expected from the Business Combination;
•the effects of health epidemics; and
•the other matters described in “Item 3. Key Information — D. Risk Factors.”

Such forward-looking statements, if any, with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes in applicable laws or regulations;
•our estimates of expenses and profitability;

•our ability to innovate, develop and provide new products and services or upgrade our existing products and services in a timely and cost-effective manner;
•our ability to retain and expand sales to existing brands or attract new brands;
•our ability to compete effectively or maintain market leadership in the markets in which we currently operate or expand into;
•our ability to meet the challenges presented by our increasingly globalized operations;
•our ability to maintain and enhance our brand awareness;
•our need to retain, attract or maintain high-quality personnel;
•continued and increased consumer engagement with brands in our portfolio and our mobile apps;
•changes in laws and regulations related to privacy and data protection;
•our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain our management and key employees;
•our ability to enforce, protect and maintain intellectual property rights; and
•the other matters described in “Item 3. Key Information — D. Risk Factors.”

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
“Board” or “Board of Directors” means the board of directors of the Company.
“brands” or “brand customers” mean the brand customers of the Company, including global beauty group brands, indie brands and retailers for brands, unless otherwise stated or unless the context otherwise requires.
“Business Combination” means the Mergers, and any other transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Agreement and Plan of Merger, dated as of March 3, 2022, by and among Provident, the Company, Merger Sub 1 and Merger Sub 2, as may be amended and/or restated from time to time, including by the First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022 by and among Provident, the Company, Merger Sub 1 and Merger Sub 2.
“CAGR” means compound annual growth rate.
“CEO” means the chief executive officer of the Company.
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
“DMA” means the Digital Markets Act.
“DSA” means the Digital Services Act.
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
“Generative AI” or “GenAI” means AI technology that assists or replaces manual content generation by generating content in response to user-defined keywords or requirements.
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
“Merger Sub 2” means Fashion Corp., a Cayman Islands exempted company with limited liability, which was dissolved on April 13, 2023.
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
“PDPA” means the Personal Data Protection Act.
“PDPC” means the Personal Data Protection Commission.
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
“PRC” means the People’s Republic of China.

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
“ROI” means return on investment.
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
“Stable Diffusion” means a Generative AI model that produces unique photorealistic images from text and image prompts, the development of which involved researchers from the CompVis Group at Ludwig Maximilian University of Munich and Runway with a computational donation by Stability AI and training data from non-profit organizations.
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
“U.K.” means the United Kingdom.
“U.S.” means the United States of America.
“U.S. dollar,” “US$,” “USD,” “United States Dollar” and “$” mean the legal currency of the United States.
“U.S. GAAP” means United States generally accepted accounting principles.
“Warrants” means the warrants that entitle the holder thereof to purchase one Class A Ordinary Share pursuant to the terms of the Warrant Agreement as amended by the Assignment, Assumption and Amendment Agreement, including Perfect Public Warrants, Perfect Private Placement Warrants and Perfect Forward Purchase Warrants.
“Warrant Agreement” means the warrant agreement dated January 7, 2021, entered into by and between Provident and Continental Stock Transfer & Trust Company.
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

PART I
Item 1.    Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
The AI- and AR- beauty technologies and skin, fashion and jewelry tech markets are relatively new and rapidly evolving, which subjects our business to uncertainties and challenges relating to the growth and profitability of these markets as a whole. Our global addressable market is mainly driven by the growth in the beauty market and the expected marketing and AI- and AR- spending by beauty brands, which depend on a number of factors, including overall consumer awareness about beauty products and services, brands’ deployment of digital marketing to create meaningful customer interaction and engagement, brands’ investment in omni-channels to build relationships with their customers, budgetary constraints of brands, regulatory changes and changes in broader economic conditions. If beauty brands do not recognize our value proposition, a viable market may not develop further, or develop more slowly than we expect, and our business and operating results will be materially and adversely affected.
We have also benefited from the rapid growth of the demand and usage of mobile photo and video editing apps in recent years. The popularity of photo and video editing software has been fueled by the rise of the selfie culture, the popularity of social media and the increasing user adoption of smartphones and availability of high-definition cameras in smartphones.
The increased demand for photo and video editing software driven by increases and improvements in consumer content creation has prompted software providers to enhance their offerings by integrating advanced features such as AR effects, AI editing and layer editing. If the demand for photo and video editing software slows, if we fail to accurately predict customer demand and preferences for our mobile apps, or if we fail to timely adjust to meet shifting trends in popular culture and technology, our business and operating results will be materially and adversely affected.

We have a new business model and a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.
We launched our AR Makeup solution in 2015 and have offered other solutions and products over the recent years. We are still in the process of expanding into the skin tech and fashion tech market. Our limited operating history makes it difficult to effectively assess our future prospects or forecast our future results. In particular, we expect to encounter inherent risks and challenges in the developing and rapidly evolving beauty technologies, skin tech and fashion tech markets, which include our ability to, among other things:
•grow our brand portfolio and enhance level of consumer engagement with brands;
•develop or implement additional strategic initiatives to further increase monetization of our products and services;
•successfully expand our business operations and enhance the value of our brand globally;
•develop and launch diversified and distinguishable products and premium features to effectively address the needs of brands;
•maintain and strengthen our competitive edge on our key technologies, including our AR face-rendering technology, true-to-life AR technology, AI technology and machine-learning capabilities and big-data analytics;
•maintain a reliable, secure, high-performance and scalable technology infrastructure that can efficiently handle increased usage;
•develop and maintain relationships with brands, digital distribution platforms and other third parties;
•successfully compete with other companies that are currently in, or may in the future enter, the markets that we operate in, or duplicate the features of our products;
•maintain our innovative company culture and continue to attract, retain and motivate talented employees; and
•defend ourselves against litigation, regulatory interference, claims concerning intellectual property or privacy or other aspects of our business.
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
Our brand portfolio and the level of consumer engagement with brands and our mobile apps are critical to our success. We had 645 brands in our cumulative brand portfolio as of December 31, 2023, providing services to approximately 90% of the top 20 beauty groups that have adopted AI- and AR- technologies. If the beauty technologies market matures, and product and service offerings evolve, our competitors may introduce differentiated products and services with lower cost. If our pricing is not competitive or we cannot attract new brands or maintain and expand the existing relationships with brands, our business and operating results may be harmed. Our ability to increase our revenue also depends on our ability to expand the sales of our products and services to, and renew subscriptions with, existing brands.
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

Our business performance has been and will continue to be significantly dependent on our ability to increase the level of consumer engagement with both brands and our mobile apps. If brands and users of our mobile apps do not perceive our products and services to be useful, reliable or trustworthy, we may not be able to attract or retain consumers or otherwise maintain or increase the frequency, duration or level of their engagement. A number of factors could negatively affect the growth of brand portfolio and level of consumer engagement, including that:
•we may not be able to continue to offer products and services that meet evolving consumer preferences and demands;
•our competitors may launch or develop products and services similar to ours or with better consumer experience, and consumers may increasingly engage with such competing products or services and less with our products and services;
•we may not be able to timely develop and introduce new or enhanced products and services that respond to market trends or advances, or the new or enhanced products and services that we introduce may not reach wide market acceptance or popularity;
•we may fail to provide adequate customer service to brands and consumers or maintain existing relationships with brands;
•we may fail to address consumer concerns related to privacy and information-sharing, safety or security;
•we may encounter technical or other problems that prevent us from delivering our products and services in a rapid and reliable manner or otherwise negatively affect the consumer experience; or
•we may fail to maintain our brand image or our reputation may be damaged.
There is no guarantee that we will not experience decline in level of consumer engagement. A decrease in customer growth or consumer engagement may render our platform less attractive to brands and consumers, which may have a material and adverse impact on our business, financial condition, reputation and results of operations.
Our success is dependent on the continued popularity and perceived quality of our technology solutions.
Our success depends on our ability to continuously offer quality products that are attractive to brands and users of our mobile apps and our ability to effectively respond to changes in overall consumer demographics, tastes and preferences. Consumer preferences may shift over time in response to changes in demographic and social trends, technological developments, economic circumstances and the marketing efforts of our competitors. We intend to continue to implement our data and AI strategy to enhance our platform and provide a wider range of products and services with higher precision and even higher true-to-life accuracy, as well as further personalization and individualized recommendations for our consumers. However, there can be no assurance that our existing products will continue to be favored by brands and users of our mobile apps or that we will be able to anticipate or respond to changes in consumer preferences, technological changes and industry trends in a timely manner.
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

As of December 31, 2023, our team of 149 technology staff, representing 46.4% of our employees, are dedicated to the constant improvement of our platform, development of new features, as well as creation of new apps. We provide comprehensive omni-channel solutions to brands and retailers across multiple industries, including makeup, skincare, jewelry and fashion accessories and hair. From early 2023, our product portfolio was expanded into the field of Generative AI to help consumer create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. However, we cannot guarantee that we will succeed in developing products and services that eventually become widely accepted, or that we will be able to timely release products and services that are commercially viable. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.
Our recent rapid growth may not be indicative of our future growth. Even if we continue to grow, we may not be able to successfully execute our growth strategies.
We have achieved significant scale and steady growth since our inception in 2015. Our total revenue grew from $22.9 million in 2019 to $53.5 million in 2023, at a CAGR of 23.6%.
The number of cumulative brands in our brand portfolio increased from 444 as of December 31, 2021 to 645 as of December 31, 2023 at a CAGR of 20.5%. We expect that our revenue growth rate will decline as our revenue increases to higher levels in the future. In particular, we believe that the growth of our revenue depends on a number of factors, in particular our ability to:
•deepen our penetration into the top 20 beauty groups;
•expand our reach among the indie beauty brands;
•expand our product portfolio coverage to new industries, such as fashion, skincare, jewelry and clothing;
•enhance data and AI model development technologies to advance our platform; and
•pursue strategic alliances, investments and acquisition opportunities across categories and geographies.
Given our limited operating history and the rapidly evolving nature of AI-and AR- beauty technologies and skin, fashion and jewelry tech markets, we may not be able to accomplish any of our objectives. In addition, our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. Our employee headcount and the scope and complexity of our business have increased significantly, with the number of full-time employees increasing from 297 as of December 31, 2022 to 321 as of December 31, 2023. As the number of cumulative brands, users of our mobile apps and transactions and the amount of data that our infrastructure supports continue to grow, we will need to improve our operational, financial and management controls as well as our reporting systems and procedures. The growth and expansion of our business and products create significant challenges for our management and constrain operational and financial resources. We will require capital expenditures and allocation of valuable management resources to grow and change in these areas and implement more complex organizational management structures. In addition, we may also find it more challenging to quickly develop and launch new and innovative products and execute our growth strategies in light of the increasing complexity in modern AI development and the increase of our team size. If we fail to adequately address any of the challenges and manage our growth effectively, our overall business performance and our business may be seriously harmed.
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
•diverting management time and focus from operating our business;
•disrupting our ongoing business operations;
•customer acceptance of the acquired company’s offerings;
•implementing or remediating the controls, procedures, and policies of the acquired company;
•integrating the acquired business onto our systems and ensuring the acquired business meets our financial reporting requirements and timelines;
•retaining and integrating acquired employees, including aligning incentives between acquired employees and existing employees, as well as managing costs associated with eliminating redundancies or transferring employees on acceptable terms with minimal business disruption;
•maintaining important business relationships and contracts of the acquired business;
•liability for pre-acquisition activities of the acquired company;
•litigation or other claims or liabilities arising in connection with the acquired company;
•impairment charges associated with goodwill, investments, and other acquired intangible assets; and
•other unforeseen operating difficulties and expenditures.
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
The AI- and AR- beauty technologies and skin, fashion and jewelry tech markets are rapidly evolving. Our current primary competition comes from companies that offer products and services that compete with some but not all of the functionality present on our platform, and there may be an increasing number of similar solutions offered by additional competitors in the future. Our current and potential competitors may also develop and market new technologies and products that render our existing or future products less competitive, unmarketable or obsolete. For example, the mobile device manufacturers may enhance the built-in camera apps in their smartphones with AI- and AR- technologies providing similar functionality of our mobile apps, which may render our YouCam apps redundant. Similarly, brands may develop their own AI- and AR- beauty technology solutions in-house. If an increasing number of products with similar or even superior functionality to our products are introduced to the market, we may need to decrease the prices for our products and services in order to remain competitive and, as a result, our margins will be reduced and our operating results will be negatively affected. The introduction of new technologies and the influx of new entrants into the markets may intensify competition in the future, which could harm our business and our ability to increase revenues, increase or maintain brand portfolio and consumer base and maintain our prices.

Our current operations are international in scope, and we plan to further expand globally. If we fail to meet the challenges presented by our increasingly globalized operations, our business may be materially and adversely affected.
Our business operations are international in scope, with approximately 46.7% of our revenue coming from the United States in North America, 8.0% coming from Japan in Asia, and 7.8% coming from France in Europe in 2023. We intend to continue to expand our operations internationally, and develop strategies to address new international markets. However, global expansion has required and will continue to require considerable management attention as well as financial and other resources. We expect to face particular challenges in global expansion and operations including:
•increased costs associated with developing solutions and products and providing support in different languages;
•increased costs in marketing and advertising to promote our products effectively in different markets;
•localizing our products, services, content and features to ensure that they are culturally attuned to the different markets;
•increased competition from competitors that have strong positions in particular markets;
•increased costs associated with recruiting and retaining talented and capable employees in foreign countries and maintaining our Company culture across all of our offices;
•greater difficulty in receiving payments from different geographies, including difficulties associated with exchange rate fluctuations, transfer of funds, longer cycles for payment and collecting accounts receivable, especially in emerging markets;
•compliance with applicable foreign laws and regulations, including laws and regulations with respect to economic sanctions and export controls, anti-corruption, anti-bribery and anti-kickback, data privacy, cybersecurity and consumer protection that may conflict with local customs and practices in some jurisdictions in which we operate, and the risk of penalties if our practices are deemed not to be in compliance;
•more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and other jurisdictions;
•limited or insufficient intellectual property protection or difficulties enforcing our rights to intellectual property;
•political, social and economic instability in some countries; and
•exposure to different tax jurisdictions and potential adverse tax consequences.
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
•effectiveness of our sales force, in particular new sales people as we increase the size of our sales force;
•obstacles placed by their procurement process;
•their integration complexity;
•their familiarity with the AI- and AR- technologies; and
•economic conditions and other factors impacting their budgets.
Given these factors, it is difficult to predict whether and when a sale will be completed, and when revenue from a sale will be recognized and reflected in our results of operations.
We make selective investments in new products and services and enhancement to our existing products and services which may not be successful and may not achieve expected returns.
Our ability to engage, retain and increase our partnerships with brands and to increase our revenue will depend heavily on our ability to continue to evolve our existing products and services to create new innovative products and services, both independently and together with third parties. We may introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience. For example, we have expanded our business into fashion, jewelry, skincare, skin diagnosis and hair-related services. From early 2023, we further expanded our product portfolio into the field of Generative AI to help consumer create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. We do not have significant experience in these industries and areas, which may adversely affect our ability to successfully develop and market these products and technologies. We may incur substantial costs, and may not be successful in generating profits, in connection with these efforts. In addition, the introduction of new products and services, or changes to existing products and services, may result in new or enhanced governmental or regulatory scrutiny, litigation or other complications that could adversely affect our reputation, business and operating results.
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
Currently, a limited number of business partners contribute a significant portion of our revenues. Our business partners primarily comprise top global beauty brands. In 2021, 2022 and 2023, our five largest business partners in aggregate contributed approximately 32%, 28% and 21% of our revenues, respectively. We expect that a limited number of our business partners will continue to contribute a significant portion of our revenues in the near future. If we lose any of these business partners, or if revenues generated from a significant business partner are substantially reduced due to, for example, increased competition, in-house development, a material change in the business partner’s operations, breach of contract or policy, any deterioration in our relationship with business partners, our business, financial condition and results of operations may be materially and adversely affected.

We rely primarily on certain app stores and similar digital platforms, such as the Apple App Store and Google Play, for downloads of YouCam and our other apps, as well as for payment processing, and any interruption or deterioration in our relationship with such entities may negatively impact our business.
We currently rely on third-party digital distribution platforms, primarily Apple App Store and Google Play, as the channels for downloads of our mobile apps, as well as the processing of payments for app subscription. We expect to continue to rely on these services for the continuity of this business segment. Accordingly, we believe that maintaining successful partnerships with Apple and Google is critical to our success.
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
We believe that our business brands, including the brands of our mobile apps such as YouCam, have significantly contributed to the success of our business. We also believe that maintaining and enhancing our business brands is critical to expanding our base of mobile users, brand partners and retailers. Many of the new users of our mobile apps are referred by existing users. Maintaining and enhancing our business brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products and technologies, which may not always be successful or timely. We may introduce new products or terms of service or policies that users do not like, which may negatively affect our business brands. Additionally, the actions of our developers or advertisers may affect our business brands if consumers do not have a positive experience interacting with third parties, including advertisers and platform distributors, through our products and services. We will also continue to experience media, legislative or regulatory scrutiny of our actions or decisions regarding consumer privacy, data use, encryption, content, advertising, competition, security and other issues. Our business brands may also be negatively affected by attacks from our competitors, by negative publicity about the actions of consumers that are deemed to be hostile, illegal or inappropriate to other consumers, by third-party content providers acting inappropriately, by any regulatory developments designed to address such risks, or due to legal proceedings or investigations. Maintaining and enhancing our business brands may require us to make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand awareness or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.
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
We may not be well protected from liability for third-party actions in all the jurisdictions in which we operate, as local laws vary, and some of them can be unclear or evolving. For example, in the United States, there have been various congressional and executive branch efforts to remove or restrict the scope of the protections available to online platforms under Section 230 of the Communications Decency Act, and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages or license costs. A number of regulatory initiatives that have been proposed to regulate the operation of online platforms and digital services providers could generate additional operational and technical costs of compliance. Compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.
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
Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, especially talent in AI, machine learning and advanced algorithms. Competition for highly skilled personnel in our industry is intense, in particular in the fields of AI and data science, and we expect some of our competitors or other participants in the technology industry with access to more substantial resources to pursue top talent aggressively. If we are not able to continue to attract or retain such highly skilled personnel, or maintain our existing personnel, our ability to keep pace with innovation and technological change in our industry may be hindered and our business could be seriously harmed.

Risks Related to Our Technology, Data Privacy and Intellectual Property
Issues relating to the responsible use of our technologies, including AI Solutions, may result in reputational and financial harm and liability.
Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services may result in reputational and financial liabilities, and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities into many of our products and services and, in 2023, we employed GenAI technology in our YouCam suite of mobile apps, empowering users to generate hundreds of personalized digital avatars and AI-edited and -enhanced images.
AI presents risks and challenges that could affect our business. AI models, particularly Generative AI models, may produce output or take action that is incorrect, that results in the release of private, confidential or proprietary information, reflects biases included in the data on which they are trained, infringes on the intellectual property rights of others, or is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI model, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. The use of GenAI tools may result in copyright and other legal issues and our GenAI related product offerings may not be able to compete against that of our competitors. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm.
If we offer AI solutions that draw controversy due to their perceived or actual impact on society because of their impact on human rights, privacy, employment, or other social, economic or political issues, or if we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI models and systems offered through our products, we may experience brand or reputational harm, become less competitive or incur legal liability.
The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the United States and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations may require changes in our implementation of AI technology and increase our compliance costs and non-compliance risks. If we fail to address concerns relating to the responsible use of AI by us or others, public confidence in AI adopted in our products may be undermined and the adoption of AI in our products and services may be delayed or suspended, which may cause financial and reputational harm to us.
Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the usage of any unauthorized training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, which we have limited control over. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our cybersecurity measures.
AI solutions developed by us may become obsolete due to groundbreaking technological innovations or the entry of competitors with financial and brand power.
In order to maintain our strengths and further grow our AI-driven business and services, we must closely monitor the technological developments and advances as well as the emergence of new competitors in AI and related sectors, and rapidly adopt measures to keep pace with such development and advances. Therefore, the maintenance of strengths and leading position in AI-driven business and services depends largely on our ability to promptly adapt to the fast-paced technological changes in the development and implementation of AI products and services. If we cannot adopt measures to keep pace with the rapid changes in technologies or there is an emergency of groundbreaking technological innovations which we cannot adapt to promptly, our AI solutions may become obsolete and thus less desirable to our customers.
Additionally, the successful entry of competitors into the AI market that have excellent technological innovative capability, financial and brand power, could also cause our share of the market for our AI solutions to drop significantly, thereby negatively affecting our results of business operations and financial performance. We may not be able to compete effectively with competitors that have superior technological innovative capability, more financial resources and brand power than us, and we cannot predict when such new competitors will enter the AI industry causing increased competition and possibly less desire for our AI solutions. There is a risk that these, or other developments, could result in significant disruption to our business model, and that we will be unprepared to compete effectively.
If we are unable to provide sufficient AI solutions due to our inability to secure development personnel with a certain level of skills, which results in a decline in the value of our services, our business or financial performance may be affected.
Our AI solutions require developmental personnel with a specific level of expertise, and we might not be able to deliver enough or even high-quality AI solutions if we are unable to secure such experienced personnel. The design, development, and operation of AI solutions are knowledge-intensive and necessitate ongoing training as well as staying up to date with new breakthroughs in technology. Maintaining and growing our AI solutions require highly skilled personnel with the appropriate training. The development of our AI solutions will be severely hampered if we are unable to find the required number of skilled personnel for our AI solutions, if we are unable to hire and train new hires in an appropriate manner, or if our AI employees choose to leave. Furthermore, our company’s inability to hire development personnel with the requisite skills could lead to a decline in the quality and, consequently, the value of our AI solutions, which would reduce the number of users and customers for our solutions and have a negative impact on our financial and business performance.
The information that our AI solutions learns may include confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be shaken, which may affect our business performance.
Our AI solutions, particularly those used for facial expression analysis, may collect private and sensitive data. This may incur a risk of possible inadvertent leakage of confidential information. In addition, a hack or data breach initiated by unauthorized third parties may also lead to potential noncompliance with data-related laws and a leakage of confidential information. We may also inadvertently leak such confidential information due to a system breakdown or otherwise without any awareness.
Any unauthorized disclosure or leakage of confidential information could harm our reputation, cause disruptions to our business operations and could even result in a violation of applicable laws that govern the maintaining and protection of confidential information. If such confidential information is released, users would lose faith in our AI solutions and we would be unable to draw in as many users and clients. In the event of any unintentional leakage of confidential information, we may need to stop using our AI solutions to put in place more security measures and stop any more leaks of sensitive data, which might be costly and time-consuming and also interrupt our normal business operations. Therefore, it would severely damage our reputation and have a detrimental effect on our business performance, if any kind of sensitive information obtained by our AI solutions was leaked, whether it was due to actions taken by third parties or by us.
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
Our efforts to protect the information that our consumers have shared with us could fail due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, or other factors. Third parties may attempt to fraudulently induce employees or consumers to disclose information to gain access to our data or our consumers’ data. If any of these events occurs, our or our consumers’ information could be accessed or disclosed improperly. Internally, we have our privacy policy in place that governs how we may use and share the personal information that our consumers have provided us.
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
Data privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information provided to us by our consumers. Violating existing or future laws or regulations could subject us to substantial monetary fines and other penalties that could seriously harm our business. While we strive to protect our consumers’ privacy and comply with all applicable data protection laws and regulations, any failure to do so may result in proceedings or actions against us by affected consumers or government authorities, which could be time-consuming and cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices.
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
Further, we rely on computer systems and network infrastructure throughout our operations. Amazon, Alibaba and Google also provide with us distributed computing infrastructure platforms for business operations. Our operations depend on our ability to protect our computer equipment and systems from damage from physical theft, fire, power outages, telecommunications failures, and other catastrophic events, as well as from internal and external security breaches, viruses, worms, and other destructive problems. Any disruption to our operations due to damage to or failure of our computer systems, network infrastructure or servers could have a material adverse effect on our business and could subject us to regulatory action or litigation. A significant network breach in the security of these systems because of ineffective operation of these systems, maintenance issues, upgrades, or migrations to new platforms, or cyberattacks or other failures to maintain an ongoing and secure cyber network could result in further damage, delays in customer service, and reduced efficiency in our operations. This could include the theft of our intellectual property and trade secrets, improper use of personal information, and other forms of identity theft. While we utilize our own personnel and various hardware and software to monitor our systems, controls, firewalls, and encryption, and intend to maintain and upgrade our security technology and operating procedures to prevent damage, breaches and other disruptions, there is no guarantee that these security measures will be successful. Any such claims, proceedings or actions by regulatory authorities, or adverse publicity resulting from such claims, could adversely affect our business and results of operations.
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
The success of our broad range of AI- and AR- powered business and consumer solutions is reliant on technology. We currently primarily offer 22 SaaS technology solutions, six mobile apps and one online tool. Our ability to attract and retain consumers largely depends on our ability to maintain and scale our technical infrastructure. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our consumers’ needs, our business, financial condition and results of operations may be harmed.
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
In addition, we also currently rely on third-party mobile apps distribution channels such as iOS App Store and Android Google Play to distribute most of our mobile apps to users. We expect a substantial number of downloads of our mobile apps will continue to be derived from these distribution channels and we expect that we will continue to rely on Apple App Store for downloads of our mobile apps. Accordingly, we believe that maintaining successful partnerships with Apple is critical to our success. If major mobile apps distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. Moreover, the operating policies of Apple may have an impact on the accessibility of our products and services. If we fail to maintain good relationships with Apple, it may adversely impact our ability to continue to offer our products and services, which in turn could have a material adverse impact on our business.
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
The inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our offerings from those of our competitors. Failure to properly adhere to the license terms for software or other intellectual property might have negative effects, such as revocation of the license grant, penalties, added license fees or other liabilities. If a distributor of open source software were to allege that we had not complied with our license, we could be required to incur significant legal expenses. Very few legal precedent governs the interpretation of these licenses; therefore, the potential impact of these terms on our business is unknown and may result in unanticipated obligations regarding our technologies. To the extent that our products and services depend upon the successful operation of third-party software, any undetected errors or defects in such third-party software could also impair the functionality of our products and services, delay new feature introductions, result in a failure of products and services, and injure our reputation.
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
Because our YouCam apps are used primarily on mobile devices, effective mobile functionality is a part of our long-term development and growth strategy. As our app users download our apps from both iOS and Android operating systems and run our apps on both systems, we must continue to develop and enhance our product functionality on both platforms. Given the growing popularity of mobile photo- and video-editing apps, if we are unable to improve operability of our products on smartphones, our business could be seriously harmed.
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
Risks Related to Our Financial Results
We have incurred operating losses in the past, and our ability to maintain profitability in the future is uncertain.
We have incurred operating losses in 2021 and 2022, and achieved net income in 2023 and our future revenue growth and profitability depend on a variety of factors, many of which are beyond our control. Whereas, our operating expenses are expected to increase in the future as we continue to expend substantial financial resources and as a public company. In addition, we may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.
We recorded net losses of $156.9 million in 2021 and $161.7 million in 2022, and recorded net income of $5.4 million in 2023. Even though our revenues have grown over the years, from $40.8 million in 2021 to $47.3 million in 2022, and to $53.5 million in 2023, our revenue growth rate has slowed in recent years and may do so in the future due to a variety of factors. We believe that our future revenue growth will depend on, among other factors, our ability to attract new consumers while retaining current consumers, increase consumer engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive ROI for advertisers and successfully develop and operate new products and services. Our ability to sustain profitability is also affected by market and regulatory development related to, among others, mobile apps, online marketing and AI. In addition, if we are unable to achieve profitability again, it may become more difficult for us to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected. Accordingly, our ability to maintain profitability in the future is uncertain and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.
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
Our periodic financial results are likely to fluctuate in the future. As a result, you should not rely upon our past periodic financial results as indicators of future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors occurring in a particular period, many of which we are unable to predict or are outside of our control, including:
•development and introduction of new products or services by us or our competitors and the market reaction to such new products or services;
•our ability to renew our subscriptions with, and expand sales of our products and solutions to, our existing brand in our portfolio;
•ability of our data service providers to scale effectively and timely to provide the necessary technical infrastructure to offer our services;
•growth and diversification of our revenue sources;
•increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
•changes in budgets of brands and retailers and in the timing of their budget cycles and purchasing decisions, including cost-cutting measures;
•seasonal fluctuations in spending by brands. Historically, the fourth quarter has typically been the quarter with the largest bookings from brands and retailers, which impacts revenue, unbilled revenue, deferred revenue, accounts receivable and amortized commissions in future periods;
•system failures or breaches of security or privacy of our system;
•amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;
•impact of new accounting pronouncements;
•unforeseen contingencies, such as adverse litigation judgments, settlements or other litigation-related costs;

•fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
•changes in laws and regulations that affect our business; and
•changes in business or macroeconomic conditions, including the impact of inflationary pressures and increases in interest rates, and global conflicts.
Changes in subjective assumptions, estimates and judgments by our management related to complex accounting matters or changes in the IFRS may significantly affect our financial condition and results of operations.
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
Risks Related to Laws and Regulations
Our business is subject to complex and evolving U.S. and international laws and regulations regarding privacy, data protection and AI. These laws and regulations are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, monetary penalties, increased cost of operations, or declines in consumer growth or engagement, or otherwise harm our business.
Regulatory authorities and governments around the world have implemented and are considering further legislative and regulatory proposals regarding privacy and data protection. New laws and regulations governing data protection or those imposing more stringent requirements may be introduced in various jurisdictions, including the United States, the European Union, the United Kingdom and the PRC, in which we conduct business or where we may expand. In addition, the interpretation and application of consumer privacy and data protection laws in such jurisdictions are often uncertain, complicated and subject to change, including differentiated requirements for different groups of people or different types of data. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of the data collected and generated by us during operation, force us to change our data and other business practices and cause us to incur significant compliance costs.

In the United States, there are various laws and regulations concerning privacy and data protection, and certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Federal and state regulators, including the Federal Trade Commission (the “FTC”), have engaged in enforcement actions focused on biometric information. For example, the Biometric Information Privacy Act in Illinois (the “BIPA”), the Capture or Use of Biometric Identifier Act in Texas (the “CUBI”) and the My Health My Data Act in Washington (the “MHMD”) restrict the collection and use of biometric identifiers and biometric information. Several class action lawsuits have been brought under BIPA’s private right of action, and BIPA has generally been broadly interpreted by the courts. Certain of our customers and we have been named parties in lawsuits that allege violations of the BIPA through deploying our product and technology, including virtual try-on solutions that may be perceived as subject to these laws and regulations. These lawsuits, any future similar legal proceedings and any government enforcement actions we may become subject to under applicable privacy and data protection laws may cause us significant losses in addition to legal costs, which could adversely affect our business, results of operations and financial condition.
Many jurisdictions have established data privacy and cybersecurity legal frameworks with which we may need to comply. For example, the European Union (the “EU”) has adopted the General Data Protection Regulation (the “GDPR”), which requires covered businesses to comply with rules regarding the processing of personal data, including its use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover from the preceding financial year or EUR 20 million (whichever is the greater). Additionally, the U.K. General Data Protection Regulation (the “U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law) went into effect following the withdrawal of the United Kingdom from the EU. While the GDPR and the U.K. GDPR are substantially the same, going forward there is an increasing risk for divergence in application, interpretation and enforcement of the data privacy and cybersecurity laws and regulations as between the EU and the United Kingdom, which may result in greater operational burdens, costs and compliance risks. Additionally, the GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the United Kingdom to third countries, and the mechanisms to comply with such obligations are also in considerable flux and may lead to greater operational burdens, costs and compliance risks.
Laws and regulations governing AI, including Generative AI, are rapidly developing. Many jurisdictions are establishing or considering the establishment of AI-specific legal frameworks with which we may need to comply. For example, in February 2024, EU legislators approved the final text of the EU Artificial Intelligence Act (the “EU AI Act”), which was passed by the European Parliament in March 2024. The EU AI Act is a comprehensive legal framework that seeks to regulate the design, development, importation, marketing and use of AI in the EU using a risk-based approach. AI systems deemed an unacceptable risk, such as AI systems that facilitate biometric categorization of natural persons based on biometric data to deduce or infer their race, political opinions, trade union membership, religious or philosophical beliefs, sex life or sexual orientation, may be prohibited from being sold or deployed in the EU altogether, while AI systems deemed a high risk may be subject to stringent regulatory obligations, such as the performance of conformity assessments to demonstrate that the systems comply with mandated requirements. On the lower end of the risk spectrum, AI systems deemed a specific transparency risk may be subject to transparency-related requirements, such as the provision of applicable notices, and AI systems deemed a low or minimal risk may be subject to no additional legal obligations. The obligations of the EU AI Act will apply to actors across the AI value chain, such as providers, importers, distributors and deployers, and providers of certain general purpose AI models with systemic risks may be subject to additional requirements. Failure to comply with provisions of the EU AI Act can result in administrative fines of up to €35 million or 7% annual worldwide turnover from the preceding financial year, whichever is higher.
The collection, process, and use of personal data in Taiwan is primarily subject to the PDPA and the enforcement rules of the PDPA as well as other applicable rulings or regulations issued by the relevant competent authorities, in particular the sectoral rules on the security maintenance plans stipulated by the regulator of different industries. The PDPA applies in principle to all of data collection and processing activities taking place in Taiwan without regard to whether the data subjects are Taiwanese nationals or not. Pursuant to the PDPA, violating the PDPA with an intent to make unlawful profit for oneself or a third party or with an intent to damage the interest of another may lead to criminal penalties. In addition, an administrative fine may be imposed for failure to comply with the requirements under the PDPA, such as the collecting or processing of personal data without a statutory ground, using personal data outside of the scope of the specified purpose under which the personal data was collected, or failure to comply with restrictions on the cross-border transfer of personal data. For any failure to comply with the notification requirements, marketing restrictions, information security requirements, or obligations to respond to data subjects’ requests, the authority may order that correction be made by a certain deadline and impose an administrative fine if correction is not made within such deadline. Such administrative fines may range from NTD20,000 to NTD200,000 for each occurrence of a violation, with increased fines ranging from NTD150,000 to NTD15,000,000 available for certain violations of the PDPA.
The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. Over the last decade, China has been putting great emphasis on cybersecurity administration, which is considered an essential part of national security. Various laws, regulations, measures, and standards form the cybersecurity and data protection legislative framework in China. Governmental authorities, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, are putting great focus on the enforcement of data privacy and protection laws and regulations with varying and evolving standards and interpretations. Violations of data protection laws may lead to administrative penalties, including warnings, orders for rectification, suspension or termination of related businesses issued by competent authorities, revocation of business permits or licenses, or monetary fines; civil liabilities including compensation for infringement upon legitimate rights and interests of individuals and public interests litigation by the People’s Procuratorate depending on the severity and impact of the case; and even criminal liabilities in more severe cases.
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
If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our Class A Ordinary Shares.
We believe that we are not an “investment company”, and we do not intend to become registered as an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of providing online cloud-based SaaS solutions to clients in the beauty and fashion industry, and offering certain consumer mobile beauty apps to end users. As of December 31, 2023, we believe that we do not hold any investment securities. We intend to continue to conduct our operations so that we will not be deemed an investment company.
If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in investment securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on us. Furthermore, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our Class A Ordinary Shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United

States. In addition, we may be subject to SEC enforcement actions or civil litigation for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.
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
Since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted in the implementation of tariff and non-tariff trade barriers and sanctions, including the use of export control restrictions and sanctions against certain countries and individual companies. Any increase in the use of export control restrictions and sanctions to target certain countries and entities or any expansion of the extraterritorial jurisdiction of export control laws in relation to AI products could impact our ability to compete globally. In addition, measures adopted by an affected country to counteract impacts of another country’s actions or regulations could lead to significant legal liability to multinational corporations, including our own. For example, due to the military conflicts between Russia and Ukraine, several major economies, including the United States, the United Kingdom and the European Union imposed economic sanctions against Russia and certain Russian persons and entities. In addition, there have been sustained tension between the United States and the PRC over trade policies including tariffs and barriers on imports and exports and government incentives to onshore and/or nearshore production and supply chains to favored jurisdictions. Our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments of global trade tensions, such regulations, rules, or measures may have an adverse impact on our business and operations, and we may incur significant legal liability and financial losses as a result.
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

Our mobile apps are available for downloading and use in China. We have one operating subsidiary located in the PRC, and our business operations in the PRC are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide its current services. Under the current PRC regulatory scheme, a number of regulatory agencies and local governments jointly regulate all major aspects of the Internet industry and AI- and AR- industries. Operators in these industries must obtain various government approvals and licenses for relevant businesses. While we believe that our PRC subsidiary has obtained and maintained all applicable licenses and approvals from the applicable regulatory authorities to provide its current services, we cannot assure you that it will not be found in violation of any law and regulations currently in effect, due to the relevant authorities’ implementation or interpretation of these laws and regulations, or any future laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with such laws and regulations, we may be subject to various penalties, such as the imposition of fines and the discontinuation or restriction of its operations in the PRC. Any such penalties, proceedings or actions may disrupt our business operations and materially and adversely affect our reputation, business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or, in extreme cases, become worthless. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights.

In addition, the cybersecurity review may be initiated by competent authorities where risks to national security are found, such as risks of Core Data, Important Data (both of which are defined in the Cybersecurity Review measures) and the large scale of personal information being stolen, leaked, damaged, illegally utilized, transferred outside the territory of PRC. The cybersecurity review could last from thirty (30) business days to over six (6) months if such review is initiated, and if we fail the cybersecurity review, our data processing activities in China may be ordered for termination. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have an adverse impact on our business operations. We may not be aware of any violation of these policies and rules until after such violation has occurred, which may result in substantial costs and diversion of resources and management attention. Such unpredictability, including uncertainty as to the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
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
The Internet industry is highly regulated in the PRC. Our business operations in the PRC are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide our current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the Ministry of Culture, which were consolidated with the National Tourism Administration and have been reformed and become the Ministry of Culture and Tourism, Ministry of Industry and Information Technology, the State Council Information Office, the Cyberspace Administration of China, the Central Cyberspace Affairs Commission, the National Development and Reform Commission, the Ministry of Public Security, the Ministry of State Security, the Ministry of Commerce, the State Administration for Market Regulation, and the National Radio and Television Administration, and local government, jointly regulate all major aspects of the Internet industry and AI- and AR-industries. Operators must obtain various government approvals and licenses for relevant businesses.
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
•actual or anticipated fluctuations in our financial condition or results of operations;
•variance in our financial performance from expectations of securities analysts;
•changes in the pricing of our solutions;
•changes in laws or regulations applicable to our platform;
•announcements by us or our competitors of significant business developments, acquisitions or new offerings;
•significant data breaches, disruptions to or other incidents involving our platform;
•our involvement in litigation;
•conditions or developments affecting the SaaS industry;
•future sales of Class A Ordinary Shares by us or our shareholders, as well as the anticipation of lock-up releases;
•changes in senior management or key personnel;
•the trading volume of our securities;
•changes in the anticipated future size and growth rate of our markets;
•publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•general economic and market conditions; and
•other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.
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

Class A Ordinary Shares held by certain of our shareholders are eligible for resale, subject to, in the case of certain shareholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the New Registration Rights Agreement, certain shareholders have the right, subject to certain conditions, to require us to register the sale of their securities under the Securities Act. By exercising their registration rights and selling a large number of our Class A

Ordinary Shares, these shareholders could cause the prevailing market price of our Class A Ordinary Shares to decline. On October 18, 2023, the SEC declared effective a registration statement on Form F-3, under which the selling securityholders identified therein or their permitted transferees may offer and sell, from time to time, up to 38,542,254 Class A Ordinary Shares, 9,350,000 Warrants and 9,350,000 Class A Ordinary Shares underlying such Warrants. As restrictions on resale end and certain lock-up agreements entered into prior to the consummation of the Business Combination expire, the market price of our Class A Ordinary Shares could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.
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
As of the date of this annual report, Alice H. Chang, our founder and CEO, is able to exercise voting rights with respect to 66.4% of the voting power of our outstanding shares through her direct and indirect holding of 84,044 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares. Therefore, she is able to control the outcome of matters submitted to our shareholders for approval. Such control may be further concentrated since Alice H. Chang could be granted options under the Share Incentive Plan, and pursuant to the Share Incentive Plan, once the options granted to her are vested and exercised, Class B Ordinary Shares will be issued to her. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan” for further details. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future and could discourage others from pursuing change of control transactions that our shareholders may view as beneficial.
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
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant event.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country practices, those of the Cayman Islands, for certain governance matters which may differ significantly from corporate governance listing standards for U.S. domestic issuers. Among other things, we are not required to have: (i) a majority of the board of directors consisting of independent directors; (ii) a compensation committee; (iii) a nominating committee; or (iv) regularly scheduled executive sessions with only independent directors each year. We intend to rely on the exemptions listed above. We may in the future elect to follow home country practices with regard to other matters. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. See “Item 6. Directors, Senior Management and Employees.”
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
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. As a public company in the United States, we are required, pursuant to Section 404, to furnish a report by management, among other things, on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2023. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company”.
In connection with the preparation of our financial statements for the fiscal year ended December 31, 2022, our management had identified two material weaknesses related to (1) lack of controls and documentations required under Section 404, and (2) lack of sound design and implementation controls over handling complex accounting treatments. As of December 31, 2023, we have remediated the second weakness but the first weakness still exists. As to the first weakness, there continues to be an absence of documentation pertaining to risk assessment, process narratives, and descriptions of key controls that we rely upon to establish and maintain an effective internal control over financial reporting. In order to address the material weakness identified, we have engaged a public accounting firm to assist us in improving our internal control over financial reporting to address the requirements under the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). We have allocated additional personnel in accounting and internal audit departments, to enhance financial reporting and oversight function, and related disclosures in accordance with SEC reporting requirements. See “Item 15. Controls and Procedures — Internal Control over Financial Reporting.”
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting in accordance with the COSO Criteria, as may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.
Our management has concluded and may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.
If we fail to achieve and maintain an effective internal control environment, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued securities, including our Ordinary Shares and Warrants, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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
We may become a PFIC, which could result in adverse United States federal income tax consequences to United States investors.

We believe that we were not a PFIC in fiscal year 2023, but we may become a PFIC in fiscal year 2024 or the foreseeable future. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. It is therefore possible that we could become a PFIC in fiscal year 2024 or in the future. In addition, our PFIC status may depend in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in fiscal year 2024 or in the future if the value of our active assets, including the value of our shares, is substantially lower than their value in our prior taxable years, or if the amount of cash and other passive assets that we hold increases (for example if a substantial number of Warrants are exercised). If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to a holder of our Class A Ordinary Shares or Warrants if such holder is a United States investor. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — PFIC Classification” for a more detailed discussion of the tax consequences to a holder of our Class A Ordinary Shares or Warrants if we are classified as a PFIC.
Our CEO has control over key decision-making as a result of her control of a majority of the voting right of our outstanding Ordinary Shares.
As of the date of this annual report, Alice H. Chang, our founder and CEO, is able to exercise voting rights with respect to 66.4% of the voting power of our outstanding shares through her direct and indirect holding of 84,044 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares. Therefore, she has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentrated control could discourage, delay or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other shareholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other shareholders do not support. This concentrated control could also discourage a potential investor from acquiring Class A Ordinary Shares, each of which has one vote compared to each Class B Ordinary Shares with ten votes, and might harm the trading price of Class A Ordinary Shares.
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
In addition, we may redeem Warrants after they become exercisable for cash at a price of $0.10 per warrant or for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of Class A Ordinary Shares, starting at a trading price of $10.00. Since commencement of trading on October 31, 2022, the price of our Class A Ordinary Shares closed above $10.00 on certain days; however, the track record is not indicative of any future price of our Class A Ordinary Shares.
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
Our Articles provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York shall be the exclusive forum (or, if such court lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the Securities Act or the Exchange Act, as amended, regardless of whether such legal suit, action, or proceeding also involves parties other than us. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Articles may limit a securityholder’s ability to bring a claim against us, our directors and officers and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our Articles will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.
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
Our international operations make us sensitive to general global economic conditions. In 2023, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to volatility and uncertainty in international markets. To the extent there is a sustained general economic downturn and our software and services are perceived by our existing and potential customers to be costly or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally, or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be harmed. In addition, military conflicts might also pose risks that affect our business prospects, financial condition, and operating results. The extent, duration, and possible results of both economic downturn and military actions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report.

Any catastrophe, including natural catastrophes, outbreaks of health pandemics or other extraordinary events, could disrupt our business operations and have a materially adverse impact on our business and results of operations.
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
In addition, our business could be adversely affected by the outbreak of health pandemics. For example, in response to the COVID-19 pandemic, authorities in jurisdictions where we operate, or in which our partners, customers, or others operate, have put in place quarantines, shelter-in-place orders, physical distancing requirements and similar government orders and restrictions in order to control the spread of the disease. These measures have impacted our workforce and operations, the operations and demands of our customers, and those of our respective partners and users. We cannot predict the impact that any future outbreak of viruses or other diseases could have on our business and results of operations, including from any resurgence of the COVID-19 pandemic. Outbreaks of contagious diseases may restrict the level of economic activity in affected regions, result in sporadic volatility in capital markets, and adversely affect the global economy, all of which may also adversely affect our business. There is no assurance that any future outbreak of such diseases would not have a material adverse effect on our business, financial condition and results of operations.
Some of our customers have experienced, and may continue to experience, financial hardships that could result in delayed or even uncollectible payments in the future. As a result, our business operations may be materially and adversely affected.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations.
Our sales are substantially denominated in U.S. dollars and some of our capital expenditures are denominated in currencies other than U.S. dollars, primarily in NT Dollars, Euros, Japanese yen and RMB. As a result, any significant fluctuations to our disadvantage in the exchange rate of the U.S. dollar against such currencies, in particular a continued strengthening of the U.S. dollar, would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations. In addition, if the U.S. dollar appreciates significantly versus other major currencies, the demand for the products and services of our customers and for our goods and services will likely decrease, which will negatively affect our revenue.

Item 4.    Information on the Company
A.History and Development of the Company
Perfect Corp. was incorporated as a Cayman Islands exempted company on February 13, 2015, following a spin-off from CyberLink. We are a SaaS company dedicated to transforming the world with digital tech innovations that make the digital world beautiful. We run a hybrid business model of enterprise business and direct consumer business. For enterprises, we offer AI- and AR-powered solutions tailored for the beauty and fashion industry (B2B business). We also develop our franchise of YouCam mobile beauty apps targeting mobile app users (B2C business). At the beginning, we primarily focused on the development of makeup virtual try-on solutions. From 2015 to 2017, we refined our technology based on market feedback and expanded our business into other beauty AI solutions, such as nail virtual try-on and skin diagnostics. Over the 2016 through 2017 period, we grew to a platform with over 300 million users of our mobile apps, which further provided feedback and guidance on consumer tastes and preferences. In 2017, we launched our SaaS business model to further monetize the AI technology and gain further support from large brands and retailers. With more beauty solutions such as AI hair color virtual try-on and skin diagnosis solutions being developed, our goal then moved to becoming a one-stop shop for AI- and AR-beauty, skincare, and fashion solutions. Since early 2019, we introduced beauty tech AI and formed numerous partnerships with e-commerce and social media leaders, including Alphabet (Google and YouTube), Meta (Instagram), and Snap, as well as with Asia tech platforms such as Alibaba (Taobao and Tmall) and WeChat. Such partnerships have been critical to our growth as an omni-channel AI/AR service provider. In mid-2021, we expanded our path into the fashion tech area, which includes products such as virtual try-on for jewelry, watches, eyewear, and headwear. From 2020, we started to monetize our family of YouCam mobile apps via subscriptions directly from our mobile beauty app users. With innovation at the heart of our values, we seek to continue to expand our product portfolio and strengthen our leadership as provider of AI- and AR- powered solutions dedicated to the beauty and fashion industry.
On October 28, 2022, we consummated the previously announced Business Combination with Provident. On October 31, 2022, our Class A Ordinary Shares and Warrants commenced trading on the NYSE under the symbols “PERF” and “PERF WS”, respectively.
From early 2023, our product portfolio was expanded into the field of skin diagnosis, jewelry and Generative AI to help consumer create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services.
For details of our principal capital expenditures for the previous three years ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

B.Business Overview
Our Mission and Vision
Our mission is to make the customer journey more seamless and more fun for both consumers and brands with digital innovations (AI, AR and imaging technologies).
Our vision is to transform the world with digital tech innovations that make your world beautiful.
We believe that our platform transforms how brands and consumers interact and creates opportunities to connect that were not possible before. With our excellent, hyper-realistic virtual try-on solutions, we are disrupting the traditional online and in-store shopping journey by creating instant, seamless and engaging omni-channel shopping experiences.
We believe there is also significant opportunity to extend our platform beyond beauty into other areas, such as skin, jewelry and fashion. By creating extensive try-on possibilities, anytime, anywhere, we believe that we have the potential to become a preeminent fashion tech brand.
We believe that our family of mobile beauty apps (YouCam Apps) plays a part in our user’s digital lifestyle, especially with the inclusion of Generative AI features to help our consumers create and enhance their visual artwork in selfies, photos and videos.
We also strive to achieve environmental sustainability via beauty AI- and AR-technologies. As we re-imagine the way everyone virtually tries on products, we are reducing the environmental impact of each purchase by decreasing the amount of plastic waste and reducing the carbon footprint traditionally associated with physical testers.
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
Environmentally-Positive — Our solutions aim to make a positive impact on the planet by reducing plastic waste and other related carbon footprint emissions to a large extent.
Committed — We live and breathe our commitment to our business. During our daily life of work, we bear our company's mission and goals top of mind. We pour our energy into driving our business forward through dedicated hard work and passionate perseverance. We are relentless in our pursuit of excellence, constantly seeking ways to innovate and optimize our technologies. Moreover, we have an unwavering devotion to our products and services, constantly striving to be industry leaders. This steadfast commitment is the backbone of our success.
Our Company
Founded in 2015, we are a beautiful AI SaaS company focused on transforming the world with digital tech innovations that make the digital world beautiful. We run a hybrid business model of enterprise business and direct consumer business.

For enterprise business, we operate as a technology company with offering AI- and AR- powered solutions dedicated to the beauty and fashion industry (B2B business). We offer to beauty and fashion brands and retailers subscription-based tech modules, enabling them to offer beauty product virtual try-on experiences to their consumers across multiple channels and product groups. As of December 31, 2023, we cover 90% (18 out of 20) of the top 20 global beauty groups. Our current solutions include virtual try-ons for makeup, nail art, hairstyles, watches, eyewear, jewelry, advanced skin diagnostic and simulation technology and foundation shade finder. Brands and retailers can deploy these solutions through different channels, including mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. All our solutions are paired with a powerful product recommendation engine that delivers precise and ultra-personalized options tailored to each unique consumer. As of December 31, 2023, our cumulative customer base includes 645 brands, with over 704,000 digital SKUs for makeup, haircare, skincare, eyewear and jewelry products, and over 10 billion virtual product try-ons annually. Within our customer base as of December 31, 2023, we had 162 Key Customers, which accounted for approximately 45.4% of our revenue in 2023. We are a trusted partner to many brands, and our solutions have proven to significantly increase ROI of these brands.
For consumer business, we primarily offer six mobile apps with AI- and AR- technology under the “YouCam” suite of mobile apps (B2C business). The two flagship mobile apps, YouCam Makeup and YouCam Perfect, featuring Generative AI visual creation and enhancement functions, virtual product try-ons and beauty camera/ portrait retouching features. We pride ourselves in pushing the boundaries of beauty tech innovations and delivering the most interactive and enriched beauty and fashion shopping experiences. Since launching, we have aggregated over one billion downloads as of December 31, 2023. For the year ended December 31, 2023, we had approximately 16.5 million average MAUs across all apps. In the past, we have leveraged upon our mobile apps as a test bed for new product innovations before introducing these innovations to our beauty brand and retailers. Going forward, we continue to innovate this series of mobile apps portfolio with newly developed premium functionality to monetize them as part of mobile apps subscription programs directly targeted to mobile app end-users.
Our business operations are global, with solutions deployed by brands across 87 countries. The following table sets forth a geographic breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2021		2022		2023
	(million)	% of Total	(million)	% of Total	(million)	% of Total
United States	$20.2	50	$24.3	51	$25.0	47
Japan	4.5	11	4.7	10	4.3	8
France	3.2	7	3.4	7	4.2	8
Others	12.9	32	14.9	32	20.0	37
Total	$40.8	100	$47.3	100	$53.5	100

For the years ended December 31, 2021, December 31, 2022 and December 31, 2023, our revenue generated from the PRC represented less than 3% of our total revenue for the respective periods. For the risks related to operations in the PRC, please see “Risk Factors — Risks Related to Doing Business in the PRC.”

We have established long-term collaborative relationships with global industry leaders, such as COTY, Estée Lauder Group, Kao, Kosé and Shiseido, and our collaboration with these companies has accelerated industry-wide adoption of our solutions. We were able to benefit from their years of experience as global industry leaders. We also formed strategic partnerships with world-class tech giants, including Alphabet (Google and YouTube), and Snap, as well as Asia tech platforms such as Alibaba (Taobao and Tmall) and Tencent (WeChat), providing us with a wide reach to promote our virtual try-on solutions and continuous technological advancement amongst their platforms. In 2023, we further expanded the partnership with retailer Walmart to enable AR- virtual try-on experience within its shopping app. This expansion broadened our services to a larger global audience and perfectly aligned with our strategy of delivering omni-channel virtual try-on solutions to our clients.

We have achieved significant scale and steady growth since our inception in 2015. Our total revenue increased from $40.8 million in 2021 to $53.5 million in 2023, at a CAGR of 14.6%. Our momentum of acquiring new brands continues to be strong, growing from 444 cumulative brands as of December 31, 2021 to 509 cumulative brands and 645 cumulative brands as of December 31, 2022 and 2023, respectively, at a CAGR of 20.5% from 2021 to 2023. The number of our Key Customers has increased from 124 in 2021 to 152 in 2022 and 162 in 2023, at a CAGR of 14.3% from 2021 to 2023. As we grow and continue to expand our product offerings, we expect to significantly increase our penetration beyond beauty and into other skincare, jewelry and fashion areas as well.

We recorded a net income of $5.4 million in 2023, compared to a net loss of $161.7 million in 2022. The first-ever positive net income demonstrated that our overall financial and business situation improved in 2023. We incurred significant listing related expenses and losses in 2022 and not in 2023. In addition, our total operating expenses, after deducting the non-cash listing expenses, as a percentage of our revenue improved from 97.2% in 2022 to 91.1% in 2023. Our net loss increased from $156.9 million in 2021 to $161.7 million in 2022, primarily due to one-off transaction cost and non-cash fair value adjustment of convertible preferred shares in the course of the Transactions. One-off transaction cost in 2022 included non-cash listing expense, which refers to the excess of the fair value of our Class A Ordinary Shares issued over the fair value of Provident’s identifiable net assets on the Closing Date, and professional services expenditures that we incurred in connection with the Transactions.
Our Strengths
We believe we have the following competitive strengths that have been instrumental to our leading position as a beautiful AI company and will continue to fuel our success in the fast-growing beauty AI- and AR-market and beyond.
•Beauty AI- and AR-SaaS Leadership
We are the leader in the nascent beauty AI- and AR-SaaS industry. As of December 31, 2023, we cover 90% (18 out of 20) of the top 20 beauty groups worldwide, and serve global beauty brands, including Estée Lauder, MAC and Neutrogena, covering the broad spectrum of brands and products from luxury to mass markets.
We see considerable potential in not only supporting the largest players in the market, but also working with indie brands, beauty retailers and beauty salons around the world. These shopping channels and brands have significantly grown in popularity in recent years, primarily fueled by consumers seeking niche brands and products online.
We are a trusted partner for both global and indie brands, and our deep-rooted relationships with beauty groups consist of multi-year contracts and spread across multiple brands, channels and countries. We believe this creates substantial entry barriers for both local and international competitors, providing us with tremendous upselling opportunity and allowing us to remain the market leader in the beauty AI- and AR-SaaS space.
We focus on our in-house technology development capability in AI and AR. Being one of the pioneers in introducing AI-driven solution for beauty technologies since 2015, we continuously devote our research and development resources in creating a wide range of AI-driven solutions for beauty and fashion. This capability of building technology in-house differentiates us among competitors and enables us to offer a direct and fast delivery of our solutions to clients without external third-party dependencies.
•Omni-Channel Presence, Scalable Platform
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
We believe we are also uniquely positioned as the leading omni-channel beauty AI- and AR-solutions provider globally. Our solutions can be implemented across multiple platforms, including brand-owned channels such as brands’ official websites, in-store kiosks, retailer websites, and brands’ official mobile apps, as well as leading third-party platforms, including Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall) and WeChat. Through these strategic partnerships with world-class tech giants, we help brands build in beauty AI- and AR-integrations into social, search, streaming, and e-commerce platforms, allowing global coverage of brands’ end-consumers, and an integrated consumer engagement and shopping experience. As one of the few third-party service providers that are allowed to integrate their source code directly into those of the large tech platforms, we can seamlessly integrate our AI engine, enhancing the consumer experience, conversion and data communication.
•Compelling Value Proposition to Brands
We have proven to significantly deliver on brands’ ROI, both online and offline. With the true-to-life virtual try-on effects, consumers have reported spending more time on brands’ websites (101% increase for Benefit Cosmetics), increasing purchase conversion (300% increase for NARS), and increasing online basket size (30% larger for Clinique).

We also bring positive impact to the environment by helping brands reduce waste of beauty sampling and overconsumption. Many brands have testified the positive experiences we brought to them and have become our active endorsers.
We have a diverse customer base, with Key Customers accounting for approximately 45.4% of our 2023 revenue. Our upselling capabilities are also exceptional, with an average of 104.6% NDRR for the three years from 2021 to 2023, and 90% average retention rate among Key Customers for the same period.
Brands show recurring demand and strong loyalty for our platform and no intention to switch to other platforms as we provide products and services that are aligned with their value proposition.
•Wide Distribution of Mobile Apps User Base
The ease of use and premium features of our YouCam family apps attract a solid base of active users and premium subscribers. Leveraging years of multimedia technology and AI development, our product offerings have expanded from makeup virtual try-on and photo editing to more creative features powered by GenAI and more advanced editing, beautification, and enhancement for photos and videos. While our freemium model helps us accumulate many beauty enthusiasts on our apps, our continuous efforts in launching new premium features encourage many of the users to subscribe for YouCam apps and become paid users.
•Superior and Proven Technology and Product Capabilities
Our technological capabilities offer great accuracy, scalability and performance in our AI- and AR- powered business and consumer solutions. We have powerful AI technology that taps into deep and machine learning algorithms built on data from over 10 billion real-life try-ons every year around the world.
We are able to leverage these data to provide highly accurate and realistic AR makeover experiences, as well as personalized recommendations.
We have developed proprietary AI- and AR-technologies with over 3,900 real-time facial 3D live meshes backed by visual computing, which has enabled us to offer much more true-to-life effects compared to our peers. Our technology now supports over 89,969 skin tones and 14 makeup textures, which encompass facial attributes across all ethnicities and ages, offering a fully inclusive virtual try-on experience, the most comprehensive in the industry. As of December 31, 2023, we had 32 registered patents and 25 pending patent applications in the beauty tech domain.
In 2023, we set the following four pillars as our main AI development strategies to serve clients across beauty, skincare, fashion and mobile app industries: (1) Beauty AI - a complete line of solutions focused in color cosmetics virtual applications providing beauty virtual try-on with high fidelity in color and textures; (2) Skin AI - a complete line of 14 skin concern diagnosis and emulation with High Definition capability, helping consumers to identify their skin needs; (3) Fashion AI - enabling watches and jewelry brands to offer hyper realistic 3D object virtual product try-on in real time; and (4) Generative AI - leveraging on the AI-diffusion-like technology to create new series of AI visual enhancement and creation toolkits, and help consumer with their photos and videos improvements.
•Data-Enabled Product Development Strategy
Based on consumers’ try-on behaviors across our multiple channels, we are able to get valuable insights into consumers’ behaviors and preferences, as well as popular trends that are developing in the industry, which in turn accelerates the product development process to create innovative products and services that cater to what the consumers want.
Big data from over 10 billion real-life try-ons globally every year and our machine learning capabilities enable us to continually refine our platform to provide highly accurate and realistic AI- and AR- makeover experiences and personalized recommendations. Our unique tech capabilities and extensive collection of training data sets help us solidify our product leadership in the beauty AI- and AR-SaaS industry.
As of December 31, 2023, our team of 149 technology staff, representing 46.4% of our employees, are dedicated to the constant improvement of our platform, development of new features, as well as creation of new apps. With the research and development center placed in Taiwan, we have a great competitive advantage thanks to the easy access to cost-effective, highly motivated, top tech talent. Our team has designed our patented and patent-pending technologies such as AgileHand® AR and foundation shade matching, AI-powered wrist mapping, physically based rendering, and Generative AI application to help consumer create and enhance their photos and videos in YouCam family apps.
•Seasoned Management Team with Proven Track Record
We are led by a seasoned yet innovative executive team, with an average of over 20 years of experience in the technology industry. The team’s passion, dedication and entrepreneurial spirit have been critical to our successful track record. Under the leadership of our CEO, Alice H. Chang, our management team has been remarkably stable, with 90% of the senior management team being with us since our inception. With a balance of beauty domain experience and technology expertise, as well as innovative, entrepreneurial minds, we are able to build up a digital platform that may transform the world.
Our Strategies
We believe the key strategies below will fuel our continued growth:
•Deepen Penetration with Top 20 Beauty Groups
We have deep-rooted relationships with top beauty groups, and we currently cover 18 of the top 20 beauty groups. As of December 31, 2023, we cover 90% of the top 20 beauty groups. We have over 704,000 SKUs in our database, among which approximately 497,000 SKUs are for the top 20 beauty groups. AI- and AR-adoption amongst beauty groups is still at an early stage, and we believe there is still a significant runway for us to further expand our reach within the groups, specifically through cross-selling to sister brands within each of the beauty groups, upselling more modules and functions to brands and enabling more SKUs in all categories, and upscaling to more countries within a brand. We believe we are well positioned to capture the significant opportunities ahead to expand our reach within these beauty groups.
•Target New Growth Beyond Beauty: Expand into Skin Diagnosis, Hair, Watches, and Jewelry Industries
Our goal is to transform the world with digital tech innovations through investing in industries beyond beauty. Our business focus has expanded into newer and broader categories, such as skincare specialty retailers, med-spa, beauty clinic, and into luxury industry such as watches and jewelries brands and retailers. As a leader in virtual try-on solutions, we are able to leverage our expertise and experience in beauty industry to develop the right technologies for these new fields. We believe that our product and service quality can meet luxury market demand and help more brands to offer new digital experience to users. Our convenient self-service platform, which we offer competitive rates for, can help smaller indie brands and skin clinics easily personalize and customize their platforms to better serve their consumers. Since AI- and AR-adoption among skincare and fashion industries is at its early stage, there is still a large untapped market for us to serve. For example, we are currently in the process of developing and refining our solutions for clothing, hats, hair salons, dental and orthodontic services, and plastic surgery, as well as live-streaming and video conferencing.
We plan to grow our product offerings to drive ubiquity and offer a full suite of products beyond beauty and we believe we are in a great position to drive this growth forward. We will continue to explore more possibilities for different products and services in these areas, capturing the significant growth potential in skincare and fashion markets. Furthermore, we will continue to offer a seamless and easy solution for indie brands and skin clinics to enhance their consumer experience, capturing the great potential for growth in the beauty long-tail market.
•Continue to Nurture and Grow Our YouCam Suite of Mobile Apps
We have grown our YouCam suite of apps rapidly during the past few years, with more than 879,000 active subscribers using our app services as of December 31, 2023. Leveraging the recent development of AI, we will continue to invest in technology innovation for more cutting-edge features. We aspire to launch more apps with different functionalities to solve problems for users in more countries and regions. Furthermore, we will not only focus on bringing new users to our mobile apps, but also cross-promote our different consumer apps in YouCam franchise to existing users. By innovating new AI technologies and nurturing our user base relentlessly, we believe our YouCam offerings will provide a variety of solutions that can facilitate and enhance users’ digital lifestyles and AI journeys.
•Pursue Strategic Investments, Acquisition and Partnership Opportunities
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
Our Business
We are a beautiful AI SaaS company and global leader in providing AI- and AR-powered solutions for beauty, fashion, and skincare industries, utilizing AI technologies to make things beautiful. We run a hybrid business model of enterprise business (B2B business) and direct consumer business (B2C business). In our B2B business, we empower beauty, skincare clinics, med spa, jewelry, fashion brands and retailers by providing consumers with realistic and personalized experiences through product try-ons and skin diagnostics. We started building our AI- and AR-SaaS solutions in 2015. Our core AI- and AR- powered solutions deliver personalized beauty and fashion product recommendations. Our offering includes AI- and AR- virtual makeup try-on, foundation shade finder, AI- and AR-virtual try-on for accessories, including jewelry, headpieces, hats, and eyewear, AI- and AR-virtual try-on for hairstyles and personal diagnostic products, including skin analysis and face analyzer. We are also uniquely positioned to combine different solutions to create a comprehensive experience, dedicated to brands that sell many categories of beauty products.
Our solutions are nested into a platform, which makes it easy for us to upsell and expand our offering to existing brands, providing a fast path to market. The number of cumulative brands within our coverage also increased in this period, from 444 brands as of December 31, 2021 to 509 and 645 as of December 31, 2022 and 2023, respectively, at a CAGR of 20.5% from 2021 to 2023. The number of our Key Customers has increased from 124 in 2021 to 152 and 162 in 2022 and 2023, respectively, at a CAGR of 14.3% from 2021 to 2023. We also have a well-diversified portfolio and are not just reliant on top 20 beauty groups. Our highly scalable business model allows for flexibility to work with both small and medium-sized brands, as well as with the industry giants.
With the broad array of SaaS solutions we offer, we are mission critical for beauty brands to achieve a successful digital transformation, as no other company in the market provides such a comprehensive catalogue of services. Our platform is very difficult for competitors to replicate and creates a high entry barrier. As a result, we have been able to secure multi-year, multi-country contracts with top beauty giants, as well as build a highly engaged consumer base for our platform. Our business model is driven by our ability to attract new brands, retain existing brands, and upsell to both new and existing brands. We enter into agreements with beauty brands pursuant to which these brands license our solutions and make periodic payment to us, through which we generate recurring revenue. We are invested in our brands’ success, as our business grows proportionally to the volume of the digital SKUs, regional scope, and type of devices and platforms used.
In our B2C business, we operate a family of YouCam consumer apps designed for photo and video beautification, enhancement, and editing, including but not limited to real-time AR makeup application, skin diagnostics, AI photo background removal, AI Selfie, AI Avatar, and AI Text-to-Image. Leveraging the latest Generative AI technology and the same AI- and AR- technology we offer to brand customers, our apps enable users to have the most real-time, true-to-life, and personalized experiences. Moreover, the freemium model not only attracts a broad and diverse user base, but also serves as a catalyst for cultivating a highly engaged user community. The suite of YouCam apps also provides premium features which require subscription. This shows how we monetize our app services and bring revenue stream in addition to our brand business.
With the premium features powered by AI, our suite of YouCam consumer apps has a solid base of active subscribers. The number of active subscribers grew steadily, from around 439,000 and 604,000 as of December 31, 2021 and 2022, to over 879,000 active subscribers as of December 31, 2023, representing a CAGR of approximately 41.6% from 2021 to 2023. This healthy growth allows us to continuously monetize our mobile beauty app services and expand our revenue. Moreover, consumer app business provides us with a unique opportunity to launch pilot tests directly into consumer market of all our latest innovations in AI- and AR-technologies, which may in turn benefit our enterprise SaaS business.
•Value Proposition to Brands
As consumers’ shopping behavior and expectations change, brands need to react and deliver solutions that enhance their consumers’ shopping experience and meet their new expectations. We believe our broad array of AI- and AR-beauty tech solutions is able to help beauty and fashion brands build strong brand loyalty, increase consumer satisfaction, supercharge sales, and create ultra-personalized experiences that consumers will enjoy.

Due to lack of resources, the vast majority of beauty brands do not have the capability in-house to undergo this kind of digital transformation on their own. We are able to bridge the gap between the brands and their consumers, providing a wide array of omni-channel solutions that are easily implemented and are able to go to market quickly.
We work with each brand to bring their shopping experience into the online space, deploying solutions such as virtual try-on, skin analysis, and AI face analysis, paired with ultra-personalized product recommendations. Our solutions can also be deployed in physical stores, enhancing the in-person shopping experience with the latest tech. This allows brands to create the new, seamless, and cohesive shopping experiences that modern shoppers have grown to expect. As of December 31, 2023, 100% of the top 20 beauty groups have incorporated the AI- and AR-technologies into their business model, while 18 of them are our customers.
In addition to bringing value to brands, we believe we bring positive impact to the environment by reducing waste of beauty sampling and overconsumption. Our solutions also promote brands to rethink the way they source products and design packaging, and to reduce the harmful impact on the environment. With our sustainable solutions and zero waste virtual try-on technology, we help beauty brands get closer to achieving their ESG goals, and prove to their consumers that they are worthy of such consumers’ trust. Our AI Skin Tech and AI Hair Tech solutions have been honored with the prestigious Biohackers’ Choice Beauty Awards in the Best Skincare Diagnostic and Best Haircare Diagnostic categories. These awards recognize the products and technologies that are pushing the boundaries of innovation, sustainability, and effectiveness in the beauty and wellness industries.
Furthermore, we leverage our suite of YouCam apps which not only brings value to consumers, but also adds value to brands. When a new feature is developed, we test it in mobile apps first and collect first-hand, real-time feedback from consumers. We then revise the feature accordingly so that we can give professional advice to brands about whether the new feature fits their needs. Additionally, we can share the insights collected from markets with brands to help brands make well-informed decisions. The synergy between our B2B and B2C businesses is unique in the industry, and it’s difficult to duplicate.
•Value Proposition to Consumers
As self-expression and creativity became increasingly important, consumers expect to have more personalized and diverse experiences when using mobile apps. Our family of YouCam apps is able to offer unique and superior digital experiences with the help of our advanced technologies, such as Generative AI. The special features from our apps can empower users to express themselves freely and creatively on social media or other platforms using high-quality and ultra-personalized photos/videos edited or generated by YouCam apps.
A key feature of YouCam family apps that appeals to users lies in the advanced AI- and AR- technologies that can truly solve challenges users encounter in daily life. In addition, our technologies are not only superior, but are also improved and upgraded regularly by our diligent product teams. These offerings allow users to beautify, edit, and enhance photos and videos, as well as try on makeup and hairstyles virtually. Users can get AI skin analysis in real time. All the functionalities can be accessed easily through mobile devices and in a cost-efficient way. We believe that as users are satisfied with the quality of our products, they will stick to our platforms and eventually our apps will become an integral part of users’ daily lives.
•Platforms for Brand Clients and Consumers
For brand clients, we provide our solutions through our easy-to-use cloud platform — the Perfect Console. First, brands can compose virtual product SKUs directly on the Perfect Console. Second, the SKUs are then stored and can be instantly previewed. Third, brands can publish the SKUs to multiple channels and geographies, including websites, mobile apps, and in-store smart mirrors. Lastly, the Perfect Console offers in-depth product tryout insights with complete brand analysis and customer content management systems to track, analyze, and manage consumer engagement.
For consumers, we offer AI-powered features through our suite of mainly six YouCam apps. Users can opt-in to use the free version or subscribe to the premium version based on their needs in different functionalities offered by each application. We have a comprehensive roadmap for the AI features currently under development. We believe our platform can provide entertaining yet personalized experiences to users, and empower them to express themselves in a creative and fun way.

•Products and Services
We provide an AI- and AR-platform that provides true-to-life virtual try-ons across multiple platforms, including brand-owned channels such as brand’s official mobile apps, official websites, and in-store kiosks, as well as leading third-party platforms such as Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall), WeChat, Douyin and Shopify. Specifically, we provide the following services through (i) our cloud platform and iOS and Android mobile apps, or (ii) licensing our customers offline SDK or AI- and AR- offline solutions or mobile apps designed based on customers’ specifications, the revenue of which is recognized in “AR/AI cloud solutions and subscription” and “licensing” components of our revenue, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenue.”
AI- and AR-Makeup
AI- and AR-makeup solution is our first SaaS tech solution for the beauty brands, launched in 2015. It has since then become one of the most popular solutions in our portfolio. We offer AI- and AR-makeup solutions to beauty brands around the world to help enhance consumer experience with virtual makeup try-on. Consumers can try on products in brands’ online and offline stores through our platform. Powered by our proprietary Makeup AR technology, our solution has ultra-accurate facial mapping capability to conduct a full range of skin tone analysis for instant and realistic results.
Our ultra-realistic effects help color match to real products and provide true-to-life effects to match brands’ product characteristics. It provides realistic makeup textures, including metallic, pearly, shine effects, and many more. Our solution covers a wide range of virtual makeup products, including, but not limited to, foundations, lipsticks, blushes, eyeliners, mascaras, and eyeshadows. In addition, we are able to combine multiple product try-ons to create instant makeovers of a complete look, allowing consumers to see the full effect of brands’ products instantly.
One of our flagship products under AI- and AR-makeup is the AI foundation shade finder and matcher. Finding the perfect foundation shade has always been a beauty problem facing consumers and brands alike due to the complexity of identifying the accurate skin tones of individual consumers.
Our solution was developed from a deep learning database with over 10 million sample models across all skin tone groups. The AI deep learning algorithm detects the full spectrum of skin tones based on around 89,970 shades with unlimited grades from light to dark and true undertones from warm to cool. It also supports various types of foundation textures such as matte and glow, and the intensities can also be adjusted to closely mimic the real-life coverage levels. Thus, with our AI foundation shade finder and matcher, consumers can find the perfect foundation shade in a matter of seconds and with high precision.

AI Skin Diagnosis
Our skin diagnosis leverages our cutting-edge technology to detect a full suite of up to 14 different skin concerns. We developed this skincare solution alongside dermatologists based on clinical data. It can instantaneously detect skin conditions, including moisture level, oiliness level, acne, discoloration, dark spots, dryness, uneven skin, redness, wrinkles, texture, dark circles, eye bags, etc., regardless of your skin types and skin tones. We have also enhanced our technology to achieve higher precision in image detection using our HD Skincare feature. This enhancement supports Live Skin Analysis, allowing users to get real-time insights into their skin condition by overlaying specific skin concerns captured by the camera. In addition, our skin diagnosis solutions are not only used by skincare brands, but also adopted by med spa, clinics and dermatologists to provide their patients with highly accurate skin analysis results and give personalized product or treatment recommendations to patients. With the help of our AI technologies, clients can enhance their services to patients and strengthen the relationship with them, thus boosting patient engagement and driving revenue growth.
Our skin analysis was developed using over 70,000 medical grade images to build AI deep learning algorithms and is verified by skincare experts. In addition to detecting skin concerns, our AI engine can also generate visual simulation that tracks gradual improvements directly on a consumer’s face, giving users simulations of the progress they can expect to see over time. It can also give recommendations to consumers that can be tailored to brands’ products and clinical tests. Our skincare solution is proven to be highly accurate against dermatological tests.
AI- and AR-Hair Color Dye and Hairstyle
Our AI- and AR-Hair technology was first launched in 2016, and allows consumers to try on various hair dye products in real time, giving consumers the ultimate virtual salon experience. Our solution can apply a single hair color, ombre hair color, that simulates two-color combinations, pigment hair color with holographic hair color effects, and hair highlights. The solution is currently used by major hair brands such as Aveda and Kao. Since October 2021, Kao has discontinued all in-store hair bundle coloring samples in Japan in favor of its hair color simulation tool, powered by our AI- and AR-Hair technology. We are also working to expand AI- and AR-Hair penetration into hair salons.
In 2023, we launched the new AI Hairstyle with TRESemmé, a prominent haircare brand under Unilever group. Leveraging more advanced AI technology, this feature provides a wide range of hyper-realistic try-ons for hairstyles. Users can experiment with long, short, or curvy hair with or without bangs in the app with technologies adjusting automatically to let the virtual hairstyle fit the faces of different people, providing personalized experiences. This feature offers users refreshing hairstyling experiences and enables hair salons and designers to let their clients visualize their look with different styles and colors, thus enhancing customer satisfaction and shortening communication time.
AI Hair Color AI Hairstyle
AI- and AR-Jewelry (Earrings, Rings, and Bracelets)
Our AI- and AR-Jewelry technology was introduced in December 2021 and it currently offers virtual try-on experience for earrings, necklaces, bracelets, and rings.
For earrings, rings, and necklaces, our proprietary AR 3D model with PBR technology supports high-resolution textures, material reflections, and simulated motion physics with head and body movements to present product renderings with incredible accuracy. High-resolution textures and material reflections give virtual jewelries an incredibly realistic appearance. For bracelets and rings, our proprietary AgileHand® technology utilizes PBR 3D hand models to map a full range of hand movements.
In 2023, we introduced multiple AR object stacking for jewelry and watches to our existing fashion tech solutions. The technology allows consumers to virtually try on various categories, including rings, earnings, and bracelets at the same time and in one hyper-realistic AR view. This innovative offering empowers jewelry brands to deliver dynamic and highly personalized virtual try-on experiences to their users, enabling them to vividly visualize how various luxury products will appear when worn together. This enhanced visualization significantly boosts their confidence in making a purchase.
AI- and AR-Accessories, Glasses and Watches
Our AI- and AR-accessories technology provides AR effects for watches, eyewear, headbands, hats and other accessory virtual try-ons. For AR watches, we leverage our proprietary AgileHand® technology with up to seven types of material maps effects within our PBR technologies to provide an ultra-realistic AR try-on experience. For eyewear, our 3D mapping technology allows brands to effortlessly create accurate virtual glasses using three still images, and using our auto pupillary distance detection, we can create very precise frame sizes for all.
To simplify 3D file creation for virtual try-ons, we introduced our interactive 2D image-to-VTO solution in 2023. Brands can now effortlessly generate hyper-realistic virtual rings, watches, and accessories using simple 2D product images, bypassing costly and time-consuming 3D modeling. Our advanced algorithms create lifelike accessories and timepieces with intricate lighting effects and accurate motions. This solution ensures virtual try-on effects akin to those from 3D models, simplifying access and ensuring affordability for accessories and watch brands of all sizes.
AI- and AR-Nails
In 2021, we launched for our brand customers virtual try-ons for nails, a customizable solution that allows try-ons for different polish shades (single and multi-color), as well as a wide array of nail polish textures (e.g., cream, jelly, sheer, matte) and nail art, through our proprietary AgileHand® technology. Nail art brands can deploy the solution both online and in-store, allowing consumers to test out the latest colors and styles seamlessly, elevating the shopping experience for nail polish and nail art products.

AI- and AR-Men’s Grooming
Aside from the offerings for women, we also provide men’s grooming products. Product offerings include beard dye virtual try-ons, beard removal simulation, as well as beard style simulation. Given that more and more men are considering experimenting with their grooming habits, facial hair care companies are jumping on board and providing a broad array of care and styling products. Our AI beard technology is dedicated to helping men virtually experience grooming products with ease and ride the wave of fashionable facial hair color, styles, and designs.
AI Avatar

Leveraging our latest Generative AI technology and customized Stable Diffusion models, AI Avatar offers a unique platform for users to upload their selfie images and create more than 25 styles of digital avatars for every occasion. These digital twins allow users to creatively express themselves and stand out on social media and online platforms. For each avatar style, users can enjoy a personalized and dynamic avatar creation journey, showcasing their unique identities in the virtual world.
AI Selfie

By integrating Generative AI technology into development, AI Selfie transforms users’ photos into artworks, offering a wide selection of 20 distinct artistic styles ranging from Watercolor, Graffiti, Anime, Manga to Pop Art, and even styles inspired by Van Gogh. As Generative AI becomes an integral tool for photo editing and beautification, these features allow app users to unlock new possibilities for creative expression and artistry, aligning with the evolving trend for more personalized and expressive digital content.

AI Text-to-Image
AI Text-to-Image feature is the highlight of the newly launched mobile app YouCam AI Pro. Using Generative AI, it allows users to easily transform text descriptions into high-resolution digital images. This AI-based tool is capable of generating images in up to 20 artistic styles, including Van Gogh, Pop Art, Anime, Pixel Art, and Cartoon. Users can visualize their ideas without complex design skills. With the help of this feature, users are able to create visual masterpieces in just a moment, both for work and for entertainment.

AI Headshot and AI Studio
Leveraging the advancements in Generative AI, AI Headshot empowers users to transform their everyday photos into professional photos that can be presented in various postures. AI Studio enables users to reproduce fashion magazine photo shoots by simply inputting around 10 photos of themselves. Both features further broaden the application of Generative AI, extending its utility across various scenarios for leisure and professional purposes.

AI Headshot

AI Studio

AI Photo Editing Tools:
AI Remove Background, AI Blur Background, AI Object Removal, AI Image Extender, AI Replacement, and AI Photo/Video Enhancement
In 2023, we launched a set of Generative AI-powered tools for photo editing, including AI Remove Background, AI Blur Background, AI Object Removal, AI Image Extender, AI Replacement, and AI Photo/Video Enhancement, which offers users more powerful tools to enhance, beautify, and upgrade photos. AI Remove Background allows users to not only remove backgrounds in seconds, but also create transparent or colored backgrounds. AI Blur Background enables users to quickly add depth and blur photos to highlight focused subjects. AI Object Removal employs advanced algorithms to provide users an easy way to erase objects and remove unwanted people, text, and watermarks in just a few clicks. With AI Image Extender, users can expand their photos beyond their original borders, with our advanced AI technology ensuring the expanded areas blend seamlessly with the original photos. AI Replacement is another powerful tool that allows users to replace any object from photos easily and in just a few clicks. We have also launched a series of AI Photo/Video Enhancement products that can instantly fix blurry photos, upscale and enhance image resolution and sharpness, eliminate noise, colorize black-and-white photos with different color styles, and brighten low-digit images without compromising quality and details. We intend to continue to enhance the functionalities of our AI editing tools to meet users’ needs and solve their problems in photo/video beautification, enhancement, and editing.

AI Remove Background

AI Object Removal
AI Blur Background

AI Image Extender
AI Replacement
AI Colorize

AI Lighting

AI Face Attributes and AI Product Recommendation
We launched our AI product recommendation and AI face attributes tools in 2018 and 2020, respectively, as we started to improve our products based on the large amount of consumer insights we gain from all the different try-ons. Our AI product recommendation provides highly accurate personalized product matching using AI-powered virtual try-on technology. The AI algorithm can use a still photo of the consumer to generate virtual makeup filters with integrated product information for consumers to try on, instantly bringing makeup looks from printed photos to life, allowing brands to create and recommend full looks to consumers.

•Product Pipeline
Enhancing our product offerings with Generative AI
With the help of Generative AI, we expand our product offerings and provide brands and consumers with more creative options in content generation, especially in photos and videos. Our latest AI product releases include AI Hairstyle, AI Avatar, AI Selfie, AI Text-to-Image, AI Studio and AI Headshot. By leveraging the Generative AI technology into our product and services, we intend to provide more personalized and unique AI features to customers and become a smart and creative solution provider of photo/video beautification and enhancement.

Broadening our AI applications to more categories for business clients
In addition to the current beauty AI and skin AI solutions, we launched new AI-driven virtual try-on applications for new textures, advanced highlighter and contouring, interactive makeup AR tutorials. We have also expanded the AI-driven virtual try-on products into the fashion tech area, providing products such as watches, jewelry and eyewear for fashion and luxury brands. Thus, we are uniquely positioned to combine any of the above solutions to create a comprehensive online experience, dedicated to brands that offer many categories of beauty and fashion items.
Moreover, we continue to innovate and enlarge our product portfolio through consumer feedback and data gathered from our platform. With the rapid advancements into fashion tech and expansion into more diverse user cases, we plan to replicate our success from the beauty market and dominate the fashion vertical as well. We strive to not just be a beauty tech company, but also a fashion tech company that provides comprehensive solutions on different channels and platforms.
•Mobile Apps with New Generative AI and AI Photo/Video Enhance and Editing
Leveraging the same AI- and AR-technology that we offer to beauty brands, we also operate primarily six mobile apps within our “YouCam” suite of mobile apps. The flagship mobile apps, YouCam Makeup, YouCam Perfect, YouCam Video, YouCam AI Pro, and YouCam Enhance, offer users virtual try-on, beauty camera/portrait retouching, photo/video enhancement/editing features and Generative AI features for selfie, avatar and generative imaging. With these advanced features powered by AI- and AR-technologies, the YouCam platform has attracted over one billion downloads globally as of December 31, 2023 and is recognized for its hyper-realistic AI- and AR-try-on experiences, dermatologist-verified skin diagnostics, and a wide range of tools for enhancing selfie pictures and videos using Generative AI.

The daily users of our YouCam family apps are comprised of beauty lovers and photo/video-editing enthusiasts from all around the world. The suite of mobile beauty apps had approximately 16.5 million average MAUs for the year ended December 31, 2023. YouCam AI Pro is our latest released app. It leverages Generative AI to offer unique features, such as AI Text-to-Image and AI Avatar.

The YouCam platform is primarily composed of a suite of six freemium apps, including:
YouCam Makeup: an award-winning virtual beauty app that offers a full suite of virtual makeover tools, including real-time AR makeup application, selfie retouch, hair color and style retouch, skin diagnostics, and live selfie backgrounds.
YouCam Perfect: a leading AI-powered photo-editing and beauty camera app. YouCam Perfect offers users a wide selection of photo-editing features, face retouch tools, filters, frames, animated effects, templates, stickers, and more. With a 4.8 rating on App Store and 4.5 rating on Google Play, YouCam Perfect is one of the most popular photo-editing apps on the market.

YouCam Video: a top-tier selfie video editor that lets users apply makeup and hair colors, retouch videos, personalize and glow up their videos with beauty filters for TikTok, YouTube, Instagram, Snapchat, and more in just a few taps.
YouCam Enhance: a comprehensive image enhancement app that provides users with a broad range of AI-editing features, including photo enhancement, object removal, background removal, background blur, background change, black-and-white photo colorization, AI Avatar and AI image generator.
YouCam AI Pro: an advanced AI-powered app that generates AI images from text and digital AI Avatars in various styles. With YouCam AI Pro, users can easily create high-quality pictures for fun or for work and get hundreds of AI Avatars to express themselves on social platforms.
YouCam Nails: a unique app that brings users one step closer to the perfect manicure. With YouCam Nails, users can create hundreds of unique designs by applying polish, drawing patterns, and adding cute nail decals.
Our Consumers, Strategic Partners and Brand Clients
•Consumers
We serve brand owners as well as individual consumers. We have a wide consumer base with over one billion downloads as of December 31, 2023 and approximately 16.5 million average MAUs of our YouCam apps globally for the year ended December 31, 2023.
•Strategic Partners
We not only offer enterprise SaaS solutions to multiple notable beauty or fashion accessory brand owners, but have also formed strategic partnerships with world-class tech giants, including Alphabet (Google and YouTube) and Snap, as well as Asia tech platforms, such as Alibaba (Taobao and Tmall). These partnerships provide us with a wide reach to promote our virtual try-on solutions.
Alibaba: Since 2019, we have natively integrated our makeup AR solutions into Alibaba’s Tmall and Taobao platforms (the largest e-commerce sites in China). Brands that already use our platform are able to utilize the same set of SKUs that is already configured for other channels, and directly “switch on” a similar try-on experience in the brand’s official stores in Tmall and Taobao.
Alphabet: Similarly, our partnership with Alphabet (Google and YouTube) since 2020 allows brands to fully leverage the pre-configured SKU assortment and provide consumers with virtual try-on experience on YouTube (via brands interactive AR advertisements, under brands product videos and interactive AR advertisements) and in Google Search (when a particular brand or product is searched).
Snap: We launched the first phase of our partnership with Snap in late 2020 which incorporated our makeup virtual try-on technology and data within Snapchat, for brands to offer their beauty product virtual try-on to snapchat lens users.
In all of these partnerships, we are one of the few third parties that are allowed to integrate their code directly into that of the large tech platforms, which makes the consumer experience via our AI- and AR-engine much more seamless. Our omni-channel, cross-platform coverage significantly increases the stickiness of its products with consumers. We believe beauty brands naturally prefer a neutral platform such as us which has deployment capabilities across all sales channels and social networks, as it provides brands with the peace of mind that the same set of SKUs only needs to be configured once and can then be flexibly deployed across sales channels for consistent consumer experience.

10+ stores
GARNIER
NUTRISSE
Try it on
Garnier Color Nutrisse Nourishing Creme
4.1/5
(9.7K user reviews)
5/5
Beauty Crew
Color: Any Color
Nearby
Garnier 4.6/5 $8.47
Garnier Color Nutrisse Nourishing...
Free delivery by Oct 30
Beauty Haul 4.6/5 $8.39
Garnier Color Nutrisse Nourishing...
Free delivery by Oct 30
Hair spa $7.99
$9
Garnier Color Nutrisse Nourishing...
Free delivery by Oct 30

Virtual try-ons through organic search results

4:35
UND FINDE
DEINE FARBE
Virtual try on
SHOP
Try on lipstick
I Choose
Rouge Signature - I Choose

Virtual try-ons through brand's YouTube video

Checkout on Instagram
E For Effortless
Love Me Lipstick - E For Effortless - $19

Virtual try-ons through brand's Instagram shops

•Brand Success Stories
We have successfully helped our brand customers to achieve increased sales, increased basket size, as well as other visible improvement in terms of ROI. Set forth below is an overview of the challenges certain brands encountered and the solutions we have successfully offered.

Brand	Challenges	Solutions
Brand A	•Provide consumers with new ways to experience products which reflect Brand A’s legacy of creating innovative, sophisticated, and high-performance beauty products	•Lip Virtual Try-on: enabled lipstick virtual try-on •Real-time skin-tone detection leveraging knowledge base of 89,969 skin tones to help consumers find their preferred foundation shade

Brand B	•Focus on inclusivity to deploy AI- and AR- technologies suitable for all skin tones and face shapes across age, ethnicity and gender	•Enable omni-channel digital transformation by offering best-in-class virtual try-on technology to ensure precise shade accuracy and promote inclusivity

Brand C	•Engage consumers through AR to provide virtual try-on experiences	•Deploy AR platform as an integral part of Brand C’s website and mobile app to enhance discovery experience for online consumers

Brand D	•From an AR technical standpoint, brows are difficult to implement due to the degree of precision required	•Utilize our advanced facial-point detection to precisely and accurately deliver subtle complexities through brow start, arch, and tail

Brand E	•Enable users to perform skin diagnostics, receive product recommendations and track skincare journey	•Create bespoke skin diagnostics tool to provide users with real-time skincare analysis through utilizing AI- and AR- technologies to scan users’ face to provide instantaneous and detailed analysis
We have a strong ability to deepen our existing relationships with brands. Our ability to deepen relationships with brands is a testimony to the eminence of our solutions.
Research and Development
The success of our broad range of AI- and AR-powered solutions is reliant on technology. We invested significant time, resources and expense into research and development. Innovation is part of our core values, and we are continuously pushing the frontiers of technology to develop AI- and AR-technology and provide new beauty, skincare, fashion solutions and Generative AI functionalities. As of December 31, 2023, we primarily offered 22 SaaS technology solutions, six mobile apps and one online tool. We have 186 AI- and AR-specialists who drive the development of our technology.
Our technology highlights include:
•Using around 200-point real-time landmarks to map consumers’ facial features;
•Generating around 3,900 real-time facial 3D live meshes backed by visual computing;
•Supporting over 10 different makeup textures (e.g., matte and metallic);
•Supporting 14 common skin concerns diagnosis;
•Recognizing nearly 90,000 skin tones;

•Employing over 10 million data sets to train AI deep-learning algorithms for the excellent performance across all ethnicities and skin tones; and
•Protecting our intellectual property with 32 patents and 25 pending patent applications as of December 31, 2023.
Our flagship technologies are:
True-to-life AI- and AR-technology: Our patented AI- and AR-technology employs 3D renderings, skin tone analysis, texture matching, and light balancing to power realistic facial mappings for accurate makeup trials. These hyper-realistic technologies not only ensure lifelike makeup effects but can also be utilized for hair color try-ons, applying photo-realistic hair colors generated by AI to the entire head. Additionally, they enable true-to-life trials of 3D accessories, including jewelry, eyewear, and hairbands.
Highly accurate facial AI- and AR-rendering power: Our AI- and AR-face technology projects around 3,900 3D meshes in real time, which allows high-performance, high-precision and high-definition facial live AR effects. Furthermore, our AI Face technology ensures that makeup effects remain realistic and adapt to the consumer’s facial muscles, regardless of the angle or expression. This results in highly accurate and lifelike trials that closely replicate the experience of using real products. We are able to perform facial makeup effects to a high level of precision, which leads to a fully inclusive virtual try-on experience, encompassing facial attributes across all ethnicities and ages. We have so far accumulated experience in simulating all makeup product categories (lip, eye, face, and hair) covering all ethnic groups.
Precise hand tracking technology: Our AgileHand® technology employs physically based rendering method and enhanced environmental lighting to illustrate true-to-life live hand AR effects. We simulate real-life physics, including built materials, textures, micro-reflections, and light scattering, together with enhanced environmental lighting developed with proprietary visual computing algorithmic to mimic natural lighting and apply realistic effects on the virtual products. This allows us to illustrate true-to-life live virtual try-on effects for rings, bracelets, watches, nail polish, etc. AgileHand® technology is trained on real-hand models with a complete array of gestures, skin tones, and textures, as well as hand and finger sizes to encompass all unique personal traits. It is able to determine wrist and finger sizes automatically and impose AR objects seamlessly on hands instantly, creating a fully immersive shopping experience.
AI and machine learning capabilities: We have powerful AI technology that taps into deep and machine learning algorithms built on data from over 10 billion real-life try-ons every year around the world. We are able to leverage this data to provide highly accurate and realistic AR makeover experiences, as well as personalized recommendations. For our makeup virtual try-on, AI allows for the most accurate color match to real life products so that consumers can be confident that the color they try accurately matches the color of the product they wish to purchase. For our skin-related offerings, AI can analyze skin texture and detect all aspects of skin health. It can further track changes in skin texture, wrinkles, spots and dark circles over time, allowing users to easily monitor the effectiveness of skin care routines.
Generative AI development capabilities: We enhance our imaging creation models by incorporating advanced generation models such as Stable Diffusion and other cutting-edge technologies. This involves the integration of custom-developed adapter models like Controlnet, LoRA, and other optimizations of AI models for improved speed and quality. Leveraging our near-decade-long expertise in the beauty industry, we have mastered the knowledge around digital human face rendering, color space conversion, makeup textures display and our capability in detecting skin tones, shades and environmental lighting technology all make our custom AI development very unique in creating tailor-made applications for the vertical of beauty. Our research and development team closely monitors the rapid progress in Generative AI technologies and our product team rapidly integrates these advancements into our product roadmap for time to market. The ultimate outcome is meticulously crafted to prioritize the best interests of our customers, emphasizing superior content reproduction accuracy and image quality. These advancements are seamlessly implemented across a suite of products and services, offering high-fidelity, creative artwork, and enhancements to users' photos and videos. Our Generative AI development capabilities enable us to maintain the cutting-edge while also rigorously testing for quality.
Intellectual Property
Intellectual property is fundamental to us. With some of the most advanced beauty tech AI- and AR- solutions on the market, we make every effort to protect our intellectual property. We rely on a combination of patent, trademark, copyright, unfair competition, and trade secret laws, as well as confidentiality procedures and contractual restrictions to establish, maintain and protect our proprietary rights.

As of December 31, 2023, we have 32 patents registered and 25 applications pending. As a SaaS company, we license our solutions to brands and retailers without transferring any intellectual property. We intend to continue to regularly assess opportunities for seeking patent protection for our technology, which we believe provides a meaningful competitive advantage.
Regulation
•Data Privacy
Privacy and data protection laws play a significant role in our business, as they restrict our storage, use, processing, disclosure, transfer and protection of personal information provided to us by our consumers. Laws, regulations and industry standards related to the collection of consumers’ data are constantly evolving in various jurisdictions in which we conduct business or where we may expand, including, without limitation, the following:
United States
In the United States, there are various laws and regulations concerning privacy and data protection, and federal and state regulators, including the FTC, have adopted, or are considering adopting, regulations concerning privacy and data protection. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal laws, and such laws may differ from one another. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect January 1, 2020, defines “personal information” broadly enough to include online identifiers provided by individuals’ devices, and imposes more stringent obligations on companies regarding the level of information and control they provide to users about the collection and sharing of their data. Additionally, California passed the California Privacy Rights Act (the “CPRA”), the substantive amendments of which entered into effect on January 1, 2023. The process of implementing regulations for the CPRA is ongoing, with the first set of CPRA regulations being finalized in March 2023. The CPRA significantly modifies the CCPA, including adding new privacy rights relating to the use, collection and disclosure of personal information by covered businesses and creating a new enforcement agency, the California Privacy Protection Agency (the “CPPA”). The CPPA will begin enforcing the CPRA and its implementing regulations later in 2024. Other states have also passed comprehensive privacy laws, such as the Virginia Consumer Data Protection Act, the Colorado Privacy Act (“CPA”), the Connecticut Data Privacy Act, the Utah Consumer Privacy Act, and similar laws have been passed or are being considered in other states as well as at the federal level.
European Union and the United Kingdom
The GDPR, together with national legislation, regulations and guidelines, including the U.K. GDPR and the Data Protection Act 2018, govern the processing of personal data and impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data in the European Union and the United Kingdom. In particular, the GDPR and the U.K. GDPR include obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications, and the security and confidentiality of personal data. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements.
On December 15, 2020, the European Commission (“EC”) proposed two legislative initiatives to upgrade rules governing digital services in the EU: the DSA and the DMA. The DSA entered into force on November 16, 2022, which seeks to update the rules concerning e-commerce, for instance, by providing for enforceable obligations and increased accountability rules for all digital services that connect consumers to goods, services, or content, in relation to, for example, users’ safety and trust, harmful/illegal online content, content moderation and removal, and advertisement targeting. The EC adopted its first designation decisions under the DSA on April 25, 2023, naming very large online platforms and very large online search engines, as defined under certain criteria, which must comply with the DSA within a period of four months. The DMA entered into force on November 1, 2022, which seeks to address market imbalances associated with large online platforms acting as gatekeepers, defined under certain criteria (e.g., Facebook, Google, Apple or Amazon). The United Kingdom has also introduced an analogous new regulatory regime for the digital sector, including the Online Safety Act, which became law on October 26, 2023.
Legal and regulatory frameworks that govern AI may also impose obligations and restrictions with respect to privacy and data protection. For example, the EU AI Act will subject AI systems considered high risk to data governance standards for data that is used to train, validate and test such AI systems. In addition, deployers of AI systems considered a specific transparency risk that uses emotion recognition systems or biometric categorization systems must inform natural persons about the operations of such AI systems and process personal data in accordance with other applicable EU laws.
Taiwan
The collection, processing and use of personal data in Taiwan are primarily subject to the PDPA and the enforcement rules of the PDPA as well as other applicable rules or regulations issued by the relevant competent authorities, in particular the sectoral rules on the security maintenance plans stipulated by the regulator of different industries. In July 2018, the National Development Council established the Personal Data Protection office in response to the implementation of the GDPR and to ensure a coherent enforcement of the PDPA. Since January 2019, the National Development Council took over the power and function of the Ministry of Justice, and has become the authority that is in charge of interpreting the PDPA and the internal coordination among different government authorities with regard to the relevant matters. The amendments to the PDPA were passed by the Legislative Yuan on May 16, 2023 and came into effect on June 2, 2023. Article 1-1 of the amended PDPA stipulates that the PDPC will act as the competent authority of the PDPA, and integrate central competent authorities, the local government authorities, and the NDC from the date of establishment of the PDPC. The PDPC was subsequently established on December 5, 2023 and is tasked with overseeing the enforcement of the PDPA and carrying out certain regulatory functions in Taiwan. Article 48 of the amended PDPA sets forth that if there are certain violations of the PDPA, such as violations of the PDPA’s data processing requirements or notification requirements following a data breach, the central competent authorities in charge of the relevant industries and local government authorities may impose an administrative fine against a non-government agency in an amount ranging from NTD20,000 to NTD2,000,000, if the non-government agency fails to rectify the violation within a specified time period. Additionally, Paragraphs 2 and 3, Article 48 of the amended PDPA set forth that if the non-government agency fails to rectify certain PDPA violations within such time limit or if the violation is material, the aforesaid administrative fine can be raised to between NTD150,000 and NTD15,000,000.
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
Furthermore, on July 7, 2022, the Cyberspace Administration of China promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. Furthermore, on December 8, 2022, the Ministry of Industry and Information Technology of the PRC released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), effective from January l, 2023, which, among other things, impose specific data security management requirements and certain filing and reporting obligations on processors of important data and core data in industry and information technology sectors.
Our Effort of Privacy Protection
We are committed to protecting personal data. For mobile apps, we publish a privacy policy for using our platform through our mobile apps. In countries where applicable data privacy laws are in place, we provide consumers with notice about our collection and use of data, and ask consumers for their consent to the use of data via a separate tick-box with respect to each purpose of using consumer data. For solutions offered to beauty brands and retailers, we do not receive the personal information of consumers in most cases. Still, we cooperate with brands and retailers to comply with relevant laws and protect data privacy, including assessing the effectiveness of privacy protection of brands and retailers before entering into contracts with them, allocating the privacy protection responsibilities through contractual arrangements, and continuously improving our internal data protection mechanisms. We deliver company-wide privacy training regularly, and review and adjust our privacy policies in accordance with the changes of laws and regulations.

Certification and Compliance
Adhering to the highest standards in protecting the data of both the brands that we work with and the end users of our solutions is our core commitment. We design our solutions with safety at the center stage, and take every step necessary in safeguarding sensitive data. Our dedication to this matter is reflected in the number of safety certification and compliance our solutions have received to date and we strive to guarantee best practices when it comes to making sure all of our partners’ and users’ data remain secure at all times.
•Exchange Controls in Taiwan
Under applicable laws and regulations in Taiwan, the inflow and outflow of foreign currency that do not involve the exchange of New Taiwan Dollar is free, while currency conversion between New Taiwan Dollar and foreign currency is subject to exchange transactions declarations pursuant to the Taiwan Foreign Exchange Control Act. Hence, receipts and disbursements involving the currency conversion from New Taiwan Dollar to foreign currency or from foreign currency to New Taiwan Dollar (collectively, “Regulated Transactions”) are subject to declaration obligations imposed by Taiwan authority. In general, Regulated Transactions involving NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Further, for Regulated Transactions involving New Taiwan Dollar equivalent to over USD 1 million, relevant documents shall be verified by banks before such transactions can be processed. In addition, if the annual accumulated settlement amount of Regulated Transactions exceeds USD 50 million, such foreign exchange settlement is subject to the approval of the Central Bank of Taiwan. The Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan.
For each of the three years ended December 31, 2023, our revenue subject to foreign exchange controls in Taiwan represented less than 1.0% of our total revenue, and our revenue denominated in NTD was fully used for our Taiwan subsidiary’s operation. If our Taiwan subsidiary needs to pay Perfect Corp., for the purpose of dividend distribution or otherwise, we expect the payment to be funded by our Taiwan subsidiary’s revenue denominated in USD, which is generally not subject to foreign exchange control in Taiwan.
Sales and Marketing
•Sales and Marketing for Enterprise Business
Our fast-expanding team of sales representatives spans across nine cities on three continents and has led us to closing deals with 645 cumulative brands as of December 31, 2023 and servicing 90% of the world’s top 20 beauty groups. By employing the SaaS model, our revenue grows proportionally to the volume of the digital SKUs, regional scope, and type of devices and platforms used by our customers. We focus on cultivating synergistic, long-term relationships, helping our partners drive sales, generate engagement, and strengthen their brands.
We employ a wide range of marketing activities to engage with existing and potential business and consumer partners. These include regular press releases, social media campaigns across all major channels, including Facebook, Instagram, X (formerly Twitter), YouTube, and LinkedIn, targeted email marketing, online and offline advertising, and industry event participation.
To drive adoption of our solutions, we have developed a lead generation system for our sales team to facilitate inbound and outbound lead sources. Our inbound leads mainly consist of client referrals through positive word-of-mouth that we have built within the beauty industry. We also receive inbound leads from marketing channels such as search engine optimization and pay per click, as well as through our regular online webinars and workshops, blogs and social media posts. Our outbound leads are driven by our sales team through attending trade shows and networking events, and proactively searching out for new leads through channels such as press releases, lead database and newsletters.
Once we have obtained the leads, our sales team works closely with potential clients to convert the leads into our sales pipeline. We focus on understanding the brands’ needs and recommend services that are most suitable to them. Our sales team will work step-by-step with the potential clients to understand and evaluate our service offerings, negotiate the best price, and ultimately finalize the deal.
•Sales and Marketing for Mobile App Business

Our marketing efforts for mobile app business rely on digital marketing, including blogs, search engine optimization, social media, and paid advertising. Our marketing team closely monitors the latest market trends on the Internet and captivating blogs or posts that are shared on our website and social media. The team also optimizes search engine to make our website and articles be easily accessible to Internet users.
Once users are directed to Apple Store or Google Play to download our YouCam apps, our freemium model allows them to choose free-trial to try out different functionalities and premium features. After users have tried our fun and unique features, they are highly likely to pay and become our subscribers upon the end of the free-trial period.
Seasonality
We are subject to seasonal fluctuations in spending by brands. Historically, the fourth quarter has typically been the quarter with the largest bookings of our solutions from brands and retailers to coincide with the year-end holiday shopping season, which affects our business, revenue, and operating results. We expect this seasonality trend to continue.
Competition
We have solidified our position as the world’s leading global beauty tech solutions provider, and currently we do not have significant direct competition in the SaaS solution space. We are a leading AI- and AR-tech company of its kind, providing comprehensive omni-channel solutions to brands and retailers across multiple industries, including makeup, skincare, eyewear, fashion accessories, and men’s grooming. Our competitive advantage and leadership position are further supported by highly positive testimonials from brand partners, as well as a multitude of industry awards.
Modiface Inc., Revieve, Holition, and Banuba can be considered our closest competitors, although they are limited with regards to their product offerings. We believe we compete favorably based on the following competitive factors:
•Technology accuracy and platform scalability
•Omni-channel presence
•Product offerings
•Ease of use and reliability
•Research and development talent
With regards to mobile apps that we offer, we directly compete with several market players, including Wonder, Arta, FaceApp, BeautyPlus, AirBrush, Videoleap, FaceTune, Remini, and Lensa. These competing mobile apps focus on Generative AI, photo-editing, beautifying, and retouching features, similar to our YouCam Makeup, YouCam Perfect, YouCam Video, YouCam Enhance, and YouCam AI Pro apps.
Employees and Human Capital
Our global team is spread across four continents. We have 271, 297 and 321 employees globally, as of December 31, 2021, December 31, 2022 and December 31, 2023, respectively. Our research and development center is located in Taiwan, which gives us easy access to a world-class, cost-effective pool of engineering talent, adding to our strong competitive advantage. None of our employees are represented by a labor union.
The following table sets forth the number of our employees categorized by function as of December 31, 2023.

	Number of Employees	Percentage
Sales and Marketing	144	44.9%
Research and Development	149	46.4%
General and Administrative	28	8.7%
Total	321	100.0%

We have a strong depth of knowledge amongst our technology team. Our team has obtained their education at the top universities from around the world. The vast majority (85%) of our research and development team hold a master’s degree, and 3% hold a doctorate degree. 39% of the team have amassed over 10 years of industry experience, with another 19% being in the business for five to ten years. We are also dedicated to nurturing young talent, with 39% of our team were hired fresh out of university. These talents bring energy, excitement and out-of-the-box ideas that help us keep innovating and staying on top of industry trends.
We respect everyone equally and hire employees based on talent only. Our diverse global team is composed of talented individuals of various ethnic groups and LGBTQ+ identities, of which 53% are men and 47% are women, with 46% of our managers and executives being female, including the CEO.
We have a dedicated, seasoned, and stable senior management team that has worked together for over a decade to grow the Company since the very early stages. Our management team is composed of top industry experts and visionaries, all with over two decades of industry experience. We are a team that is able to be extremely agile and adapt to the dynamically changing market, given our flat hierarchical structure. This also allows us to quickly make decisions, pivot if needed, and accurately execute strategies.
Facilities
Our corporate headquarters, as well as our core research and development team, is based in New Taipei City, Taiwan. We maintain offices in Taiwan, Japan, the United States, France and China to serve our geographically diverse customer base.

We lease all of our offices. For additional information about the lease, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Party Transactions with CyberLink and Its Subsidiaries — Rental Agreements.” We do not own any real property. We believe our current facilities are adequate to meet our immediate needs.
Legal Proceedings
From time to time, we are party to legal proceedings incidental to the conduct of our business. We are not presently a party to any legal proceedings the resolution of which we believe would have a material adverse effect on our consolidated business prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

C.Organizational Structure
As of the date of this annual report, we own 100% equity interest in the following companies directly:
•Perfect Corp. (Shanghai), a company incorporated in the PRC
•Perfect Corp., a company incorporated in Japan
•Perfect Mobile Corp., a company incorporated in Taiwan (“Perfect Mobile Taiwan”)
•Perfect Mobile Corp., a company incorporated in the British Virgin Islands
•Perfect Corp., a company incorporated in the State of California, the United States
In addition, Perfect Mobile Taiwan owns 100% equity interest in Perfect Corp., a company incorporated in France.

D.Property, Plants and Equipment
Please refer to “— B. Business Overview — Facilities” for a discussion of our property, plants and equipment.
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
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
A.Operating Results
Company Overview
Founded in 2015, we are the leading beautiful AI SaaS technology company offering AI- and AR-powered solutions dedicated to making the world more beautiful. We operate a hybrid business model, catering to the needs of enterprise clients and consumer app users. Our platform transforms how brands and consumers interact and create opportunities to connect that were not possible before. With our cutting-edge, hyper-realistic virtual try-on solutions, we are transforming the traditional online and in-store shopping journey by creating instant, seamless and engaging omni-channel shopping experiences.
For our enterprise business, as of December 31, 2023, our cumulative customer base includes 645 brands, including global industry leaders such as Estée Lauder Group, LVMH, COTY and Shiseido, with over 704,000 digital SKUs for makeup, haircare, skincare, eyewear, and jewelry products, and over 10 billion virtual product try-ons annually. We have 152 Key Customers in 2022, and have further added 10 additional Key Customers for the year ended December 31, 2023. We have strong customer retention and loyalty, especially among the Key Customers, with a NDRR of 125%, 97% and 92% and a retention rate of 92%, 94% and 83% for the years ended 2021, 2022 and 2023, respectively, representing an average NDRR of 105% and an average retention rate of 90% during such period.
Our consumer app business is primarily fueled by six mobile apps of our YouCam apps suite. With the unique and premium features powered by our superior AI- and AR-technologies, these apps have attracted an increasing number of active subscribers, growing from around 439,000 and 604,000 as of December 31, 2021 and 2022 respectively, to over 879,000 active subscribers as of December 31, 2023, representing a CAGR of approximately 41.6% from 2021 to 2023. Consumer app business provides us with a unique opportunity to launch pilot tests directly into consumer market of all our latest innovations in AI- and AR- technology, which may in turn benefit our enterprise SaaS business.
We have achieved significant scale and steady growth since our inception in 2015. Our total revenue increased from $40.8 million in 2021 to $53.5 million in 2023, at a CAGR of 14.6%. Our momentum of acquiring new brands continues to be strong, growing from 444 cumulative brands as of December 31, 2021 to 509 and 645 as of December 31, 2022 and 2023, respectively, at a CAGR of 20.5% from 2021 to 2023. The number of our Key Customers has increased from 124 in 2021 to 162 in 2023, at a CAGR of 14.3%. As we grow and continue to expand our product offerings, we expect to increase our penetration beyond beauty and into other fashion areas as well.
We recorded a net income of $5.4 million in 2023, compared to a net loss of $161.7 million in 2022. The first-ever positive net income demonstrated that our overall financial and business situation improved in 2023. We incurred significant listing related expenses and losses in 2022 and not in 2023. In addition, our total operating expenses, after deducting the non-cash listing expenses, as a percentage of our revenue improved from 97.2% in 2022 to 91.1% in 2023. Our net loss increased from $156.9 million in 2021 to $161.7 million in 2022, primarily due to one-off transaction cost and non-cash fair value adjustment of convertible preferred shares in the course of the Transactions. One-off transaction cost in

2022 included non-cash listing expense, which refers to the excess of the fair value of our Class A Ordinary Shares issued over the fair value of Provident’s identifiable net assets on the Closing Date, and professional services expenditures that we incurred in connection with the Transactions.
Completion of Business Combination
On October 28, 2022, we completed the Business Combination. On October 31, 2022, our Class A Ordinary Shares and Warrants commenced trading on the NYSE under the symbols “PERF” and “PERF WS”, respectively.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following factors:
•Overall adoption rate of AI- and AR-technology in beauty and fashion industries
Our results of operations are affected by the overall growth and adoption of AI- and AR-technology in the beauty and fashion industries, which in turn, is affected by customer demand for these technologies and the speed of digital transformation of brands. Changes in any of these general industry conditions and our ability to adapt to such changes could affect our business and results of operation.
Despite the rapid pace of digital transformation in recent years, the estimated adoption of AI- and AR-technology amongst beauty and fashion brands remains low. We see opportunities to continue to drive the digitization and proliferation of AI- and AR-solutions in the beauty and fashion industries. We believe that with our unique tech capabilities and extensive collection of training data sets from over 10 billion real-life yearly try-ons, we can continue to solidify our product leadership in the beauty AI- and AR-SaaS industry and drive further adoption by beauty and fashion brands.
•Overall adoption rate of our premium mobile apps subscriptions
Our results of operations are affected by the overall growth and renewal of the premium versions subscription in our YouCam mobile apps. We see opportunities for growth in the mobile app monetization space by introducing new mobile apps as well as optimizing our premium functionality to convert users from free users to paid users. With the new wave of visual creation capabilities unlocked by the latest Generative AI technologies, we continue to see a relatively strong demand in the market by end-users in adoption of such paid apps into their digital lifestyle daily use.
•Our ability to monetize our services
We offer a variety of solutions, including virtual try-ons for makeup, nail art, hairstyles, beard dye and styling, eyewear, and jewelry, advanced skin diagnostic technology, foundation shade finder and our interactive platform. We also offer omni-channel, cross-platform solutions which can be implemented across multiple platforms, including brand-owned channels such as brands’ official mobile apps, official websites, in-store kiosks, as well as leading third-party platforms, including Alphabet (Google and YouTube), Snap, WeChat and Alibaba (Taobao and Tmall). We are able to provide customized solutions for each brand. For details of our products and services, see “Item 4. Information on the Company — B. Business Overview — Our Business.” For details of revenue recognition of our products and services, see “— Components of Results of Operations — Revenue” below and Note 4 “Summary of Significant Accounting Policies” to our

consolidated financial statements included in this annual report. The following table sets forth a breakdown of our revenue for the years indicated based on the types of customers:

	Year ended December 31,
	2021		2022		2023
	US$’000	% of total revenue	US$’000	% of total revenue	US$’000	% of total revenue
Revenue from brands	26,691	65.5%	29,224	61.8%	25,793	48.2%
Revenue from Key Customers	21,666	53.2%	20,580	43.5%	24,271	45.4%
Revenue from non-Key Customer brands	5,025	12.3%	8,644	18.3%	1,522	2.8%
Revenue from mobile apps subscribers	11,636	28.5%	16,230	34.3%	26,517	49.5%
Revenue from advertisement network service providers	2,398	5.9%	1,819	3.8%	1,162	2.2%
Others	35	0.1%	27	0.1%	33	0.1%
Total revenue	40,760	100%	47,300	100%	53,505	100%

Our ability to increase revenue depends in part on retaining our existing brands and expanding their use of our services. In managing our B2B business, our management closely monitors our NDRR and retention rate of our Key Customers, which can provide reliable guidance for the growth of our B2B business primarily due to the following reasons: (i) revenue from Key Customers accounted for approximately 53.2%, 43.5% and 45.4% of our total revenue in 2021, 2022 and 2023, respectively; (ii) revenue from Key Customers represented 81.2%, 70.4% and 94.1% of our total revenue from brands in 2021, 2022 and 2023, respectively; and (iii) compared to other operating metrics, NDRR and retention rate are good indicators of the sustainability of our revenue associated with services provided to our brand customers.
As we deepen long-term relationships with existing brands, we aim to increase the average recurring fees per brand through a combination of cross-selling across sister brands, geographies and verticals of beauty and luxury groups, and upselling incremental SKUs, modules and functions to beauty brands. We believe the stickiness and scalability of our platform well positions us to capture this monetization opportunity.
In addition to the Key Customers, which are large brand customers, we also generate revenue from other customers. In 2021, 2022 and 2023, non-Key Customers contributed 46.8%, 56.5% and 54.6% of our total revenue, respectively. Such non-Key Customers primarily include non-Key Customer brands, consumers subscribing for premium value-added functions in our mobile apps and advertisement network service providers that display advertisements in our mobile apps.

Our ability to generate revenues from our mobile app business primarily relies on converting app users to subscribers. The freemium model of our YouCam apps attracts users to download and try various features. By monitoring our mobile apps subscription business through MAUs and monthly active subscribers, and benchmarking product ratings of, and functionalities offered by, our main mobile app competitors, we understand which functionality or product feature can be the key factor to drive users to subscribe for our app services. We saw a growth in our average monthly active subscribers from approximately 353 thousand, 494 thousand, to 774 thousand for 2021, 2022, and 2023 respectively, primarily due to the increased demand in online photo and video editing in mobile apps. This increase in subscribers not only reflected our successful efforts to convert users to paying subscribers, but also showed our ability to monetize our mobile app services. In addition, we also monitor our advertisement revenue via effective cost per thousand impressions. The following table sets forth our average MAUs and average monthly active subscribers of our mobile apps for the years indicated:

	Year ended December 31,
	2021	2022	2023

Average MAUs (in millions)	25.1	17.8	16.5
Average monthly active subscribers (in thousands)(1)	353	494	774

________________________________
Note:
(1)Monthly active subscribers refer to paying users who subscribe to our mobile apps’ premium functions and maintain an active subscription at the end of the measured month.
Our two primary business strategies are to reinforce our market leadership in providing AI- and AR-SaaS solutions to brand customers and to increase the distribution and monetization of mobile apps to consumers. We expect to evenly allocate resources in development of our premium mobile apps as well as our SaaS offering to brands. In contrast, company will gradually put less focus on traditional advertisement services. Accordingly, our revenue from advertisement network service providers may continue to represent minority shares of our total revenue in the foreseeable future.
•Our ability to expand into new verticals and grow our brand base
Our vision is to transform the world with digital tech innovations that make the world more beautiful, through both global beauty and luxury groups and indie brands. We see growth opportunities amongst these smaller beauty brands. We intend to continue to work on providing a seamless and easy solution for these indie brands, as capturing this brand base is expected to be important to fuel the growth of our business.
Leveraging our deep industry and technology know-how and a wide existing customer network that we have built in the beauty AI- and AR-SaaS space, we also look to expand into synergistic categories and further expand our product portfolio outside of beauty to expand our brand base. We are looking to expand into fashion (in areas such as jewelry, eyewear, nail design, watches, and accessories), and beyond fashion (such as solutions for hair salons, dental and orthodontics services, plastic surgery). Some of these services have already been deployed, and we are in discussions with various fashion brands in these areas as well.
We are in a unique position where our existing industry-leading solutions in facial aesthetics can be used in conjunction with these new categories. For example, with jewelry, we can provide a solution which enables consumers to try on earrings and bracelets with virtual makeup applied at the same time. This is something an jewelry AI- and AR-vendor cannot easily do given the complexity of AI- and AR-makeup. Ultimately, our goal is to grow product offerings to drive ubiquity and offer a full suite of products beyond beauty.
•Our ability to manage and improve operating efficiency
Our results of operations depend on our ability to manage our costs and expenses. We recognized operating expenses of $40.1 million, $111.2 million and $48.8 million in 2021, 2022, and 2023, respectively. Going forward, our increasing scale of business and advancement in technology may lead to lower marginal operating costs and expenses. We expect our customer acquisition efforts to benefit from our strong brand recognition and word-of-mouth referrals as we expand our brand customer base. To improve the operating efficiency of our consumer app and website online editing tool business, we expect to increase revenue by improving inbound traffic through search engine optimization and word-of-mouth referral marketing, while optimizing the ROI by reducing our online advertising spending. We primarily focus on the organic growth of our customer base, which will enable us to manage and enhance our operational efficiency.
Our continued investment in technology also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. In addition, we believe that we will continue to benefit from economies of scale as we continue to actively manage the level of our general and administrative expenses. Certain large expenses, such as the professional advisors’ fees in connection with our ongoing reporting obligations as a public company, however, may negatively affect our profitability in the next few years.
•Our people and technology
We focus on investing in our people and technology, which are crucial for us to create innovative products and services that cater to what the consumers want, to further grow our customer base, and to maintain our leading position in the industry.
We have put in a great deal of efforts to invest in people. We recruit talents from renowned universities and academic institutions in different regions. Our approach to talent development involves implementing employee training programs across various disciplines and exercises including lectures, experience sharing from seniors, study groups, as well as conferences and external forums. Moreover, we foster an atmosphere that motivates employees to raise questions and adopt a problem-solving mindset. Our ultimate goal is to keep these talents in the long term and make them a valued asset to our business needs. With the dedication and contributions from these talented and experienced individuals, we may keep a leading position in the industry.
We also allocate a great portion of our resources to technology development as it is the cornerstone of our business success. We work with prestigious universities and research labs to bring young talents and the latest technologies from academic institutions to our company, serving as the bridge between academic study and commercialization. This collaboration enables us to access new ideas and the latest technology development at its early stage for planning in advance. Furthermore, we spare no effort in continually improving and upgrading our technologies to ensure the highest quality for our customers. Given that the success of our broad range of AI- and AR-powered business and consumer solutions is reliant on technology, which offers top-notch accuracy, scalability and performance, the above-mentioned efforts significantly contributes to the success of our business.
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
Our revenue sources include three major components: AI- and AR- cloud solutions and subscription, licensing and advertisement. The first and second components constitute our core SaaS solutions.
(1) AI- and AR- cloud solutions and subscription
For AI- and AR- cloud solutions and subscription, we provide online cloud-based services to our customers, primarily including virtual try-on solutions provided to our brand customers and app premium subscription provided to individual customers.
Our typical contract terms with brand customers range from three months to multiple years, among which one-year term is the most common. Our contract terms are decided based on the following considerations: (1) functionality of the subscribed modules (e.g., makeup, skincare, hair, nail); (2) length of the service; (3) geographical coverage, such as the number of countries/regions to deploy the modules or the number of website domains to integrate our modules; (4) maximum numbers of product SKUs that a brand can utilize at the same time; and (5) additional manpower hours used for conducting the customization, if any.
Furthermore, depending on the nature of the services provided, the charges of brand customers could be further divided to one-time fees, recurring fees, or the combination of both. One-time fees are made up of service setup fee, customization fee, and console base fee, which allows brands to create a brand console account on our platform so that they can upload and manage SKUs. Recurring fees are related to granting customers access to the modules over the contract period. These fees are recurring as the service is time-limited and scope-limited, and subject to renewal upon the expiration of the service term. For brand customers, AI- and AR- cloud solutions are the major revenue contributor.
In terms of the premium value-added functions in our mobile apps to which individual customers subscribe through Apple App Store and Google Play, we currently offer monthly and yearly subscription plans. The price of such premium functions service varies by country. We recognize revenue from such service based on the fulfilled contract obligation period each month.

(2)Licensing
We collect licensing fees from (1) licensing self-developed technologies, which include offline SDK and AI- and AR- offline solutions to brand customers and (2) licensing mobile apps designed and created based on customers’ specifications that do not require continuous support from our backend cloud computing infrastructure. For these licensing arrangements, the deliverables are handed over to customers and operated by customers on their own infrastructure without additional services from us.
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
Cost of Sales and Services
Our cost of sales and services consists primarily of kiosk hardware cost, certain research and development personnel-related expenses allocated to cost of sales and services which are directly related to revenue and services activities, warranty provision as well as third-party payment processing fees for distribution partners such as Google and Apple. We expect that our cost of sales will increase on an absolute dollar basis in tandem with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale up our operations.
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
General and Administrative Expenses
Our general and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate functions, including administration, legal, human resources, accounting and finance. Personnel-related expenses primarily include salaries, benefits, and share-based compensation. In addition, general and administrative expenses also include allocated facilities costs, such as rent, depreciation expenses, professional service fees and other general corporate expenses.
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
We expect our research and development expenses to increase in the future as we expand our team of technology and product development professionals and continue to invest in technology infrastructure and innovative AI- and AR-solutions to enhance and broaden our product offering.
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

Results of Operations
Our results of operations for the years ended December 31, 2021, 2022 and 2023 are presented below:

	Years ended December 31,
($ in thousands, unless otherwise stated)	2021	2022	2023	2022 % Change	2023 % Change
Revenue	$40,760	$47,300	$53,505	16.0%	13.1%
Cost of sales and services	(5,736)	(7,130)	(10,400)	24.3%	45.9%
Gross profit	35,024	40,170	43,105	14.7%	7.3%
Operating expenses
Sales and marketing expenses	(25,287)	(24,544)	(25,725)	(2.9)%	4.8%
General and administrative expenses	(4,936)	(76,219)	(11,582)	1444.1%	(84.8)%
Research and development expenses	(9,838)	(10,481)	(11,458)	6.5%	9.3%
Total operating expenses	(40,061)	(111,244)	(48,765)	177.7%	(56.2)%
Operating loss	(5,037)	(71,074)	(5,660)	1311.0%	(92.0)%
Non-operating income and expenses
Interest income	131	2,029	9,498	1448.9%	368.1%
Other income	118	75	33	(36.4)%	(56.0)%
Other gains and losses	(151,638)	(92,474)	1,675	(39.0)%	(101.8)%
Finance costs	(9)	(8)	(15)	(11.1)%	87.5%
Total non-operating income and expenses	(151,398)	(90,378)	11,191	(40.3)%	(112.4)%
Income (loss) before income tax	(156,435)	(161,452)	5,531	3.2%	(103.4)%
Income tax expense	(417)	(292)	(115)	(30.0)%	(60.6)%
Net income (loss)	$(156,852)	$(161,744)	$5,416	3.1%	(103.3)%
Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2023
Revenue
Total revenue increased by $6.2 million, or 13.1%, from $47.3 million for the year ended December 31, 2022 to $53.5 million for the year ended December 31, 2023. The increase was primarily attributable to the increase of our revenue of AI- and AR- cloud solutions and subscription in 2023, which was driven by the robust momentum in the consumer app subscription as well as the continued demand for our online virtual product try-on solutions from brand customers.
With respect to geographical contribution, revenue from the United States has increased by 2.9% from $24.3 million for the year ended December 31, 2022 to $25.0 million for the same period in 2023, revenue from Japan has decreased by 8.8% from $4.7 million for the year ended December 31, 2022 to $4.3 million for the same period in 2023, and revenue from France has increased by 21.5% from $3.4 million for the year ended December 31, 2022 to $4.2 million for the same period in 2023. Revenue outside of these three major countries has grown by 34.9% from $14.9 million for the year ended December 31, 2022 to $20.0 million for the same period in 2023.
Cost of Sales and Services
Cost of sales and services increased by $3.3 million, or 45.9%, from $7.1 million for the year ended December 31, 2022 to $10.4 million for the year ended December 31, 2023. The increase was primarily due to the increase in payment processing fees paid to third-party digital distribution platforms such as Apple App Store and Google Play in light of the increase in our mobile app subscription revenue.
Sales and Marketing Expenses
Sales and marketing expenses increased by $1.2 million, or 4.8%, from $24.5 million for the year ended December 31, 2022 to $25.7 million for the year ended December 31, 2023. The increase was primarily due to the increase in our marketing campaigns and user acquisition costs, which was partially offset by the decrease in sales and marketing headcount related expenses.
General and Administrative Expenses
General and administrative expenses significantly decreased by $64.6 million, or 84.8%, from $76.2 million for the year ended December 31, 2022 to $11.6 million for the year ended December 31, 2023. The decrease was primarily due to the significant decrease in the expenses related to the Business Combination and the listing of our securities on the NYSE in 2022.
Research and Development Expenses
Research and development expenses increased by $1.0 million, or 9.3%, from $10.5 million for the year ended December 31, 2022 to $11.5 million for the year ended December 31, 2023. The increase was primarily due to the increase of our research and development headcount and related personnel costs.
Interest Income
Interest income increased by $7.5 million, or 368.1%, from $2.0 million for the year ended December 31, 2022 to $9.5 million for the year ended December 31, 2023. The increase was primarily due to higher interest rates and higher time-weighted balance of our bank deposits in 2023 compared to 2022.
Other Income
Other income decreased by approximately $42 thousand, or 56%, from approximately $75 thousand for the year ended December 31, 2022 to approximately $33 thousand for the year ended December 31, 2023.
Other Gains and Losses
Other gains and losses, primarily consisting of adjustment in non-cash valuation gains (losses) on financial liabilities at fair value through profit or loss, were recorded as gains of $1.7 million for the year ended December 31, 2023, as compared to losses of $92.5 million for the year ended December 31, 2022, primarily due to the increase in fair value of convertible redeemable preferred shares in 2022, which were then converted to Class A Ordinary Shares and Class B Ordinary Shares upon recapitalization immediately before the Business Combination.
Net Income
As a result of the foregoing, our net income in 2023 was $5.4 million, compared to net loss of $161.7 million in 2022.
Adjusted Net Income (Loss) (Non-IFRS)
Our adjusted net income in 2023 was $6.98 million, compared to an adjusted net income of $4.06 million in 2022. See “— Use of Non-IFRS Financial Measures” below for more information.
Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2022
For the discussion covering items for the fiscal year ended December 31, 2021 and a comparison between the fiscal year ended December 31, 2022 and 2021, please refer to “Item 5. — Operating and Financial Review and Prospects — A. Operating Results — Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with SEC on March 30, 2023.
Use of Non-IFRS Financial Measures
In addition to the measures presented in our consolidated financial statements, we use certain non-IFRS financial measures, including adjusted net income (loss), to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We define these non-IFRS financial measures as follows:

Adjusted net income is defined as net income (loss) excluding one-off transaction costs (e.g., costs related to the Transactions), non-cash equity-based compensation, non-cash valuation (gain)/loss of financial liabilities, and foreign exchange (gain)/loss. The majority of these adjustments relate to items in zero tax jurisdictions. With respect to non-zero tax jurisdictions, any related deferred tax assets do not qualify for recognition because of the cumulative losses. Hence, none of the adjusted net income in each of the three years ended December 31, 2023 was subject to income tax effects. For a reconciliation of adjusted net income (loss) to net income (loss), please see the following reconciliation table.

	Years ended December 31,
($ in thousands, unless otherwise stated)	2021	2022	2023
Net Income (Loss)	$(156,852)	$(161,744)	$5,416
One-off Transaction Costs	1,594	71,152	33
Non-Cash Equity-Based Compensation	1,782	2,175	3,210
Non-Cash Valuation (Gain)/Loss of financial liabilities	150,745	93,777	(1,641)
Foreign Exchange (Gain)/Loss	893	(1,303)	(34)
Adjusted Net Income (Loss)	$(1,838)	$4,057	$6,984
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are non-cash expenses or not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.
B.Liquidity and Capital Resources
Since inception, we have financed our operations mainly through equity contributions from our shareholders and payments received from our customers. As of December 31, 2023, we had cash and cash equivalents of $123.9 million, which primarily consisted of checking accounts, demand deposits and time deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars and we do not currently enter into any hedging arrangements. In addition, we have 6-month time deposits of $30.3 million classified as current financial assets at amortized cost according to IFRS and we do not have any loan and bank borrowings as of the same date. Our net loss increased from $156.9 million in 2021 to $161.7 million in 2022, primarily due to one-off transaction cost and non-cash fair value adjustment of convertible preferred shares in the course of the Transactions. One-off transaction cost in 2022 included non-cash listing expense, which refers to the excess of the fair value of our Class A Ordinary Shares issued over the fair value of Provident’s identifiable net assets on the Closing Date, and professional services expenditures that we incurred in connection with the Transactions. We recorded a net income of $5.4 million in 2023, compared to a net loss of $161.7 million in 2022, which was primarily due to the expenses related to the Business Combination and the listing of our securities on the NYSE in 2022 and the increase in fair value of convertible redeemable preferred shares in 2022, which were then converted to Class A Ordinary Shares and Class B Ordinary Shares upon recapitalization immediately before the Business Combination.
We believe that our cash and cash equivalents, including the cash we obtained from the Business Combination, and our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report and sufficient to fund our operations. As of the date of this annual report, there has been no material change to our liquidity position since December 31, 2023. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.
Our cash requirements for the three years ended December 31, 2023 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to purchase of certain servers in our ordinary course of business and ERP system upgrade, which has been immaterial from a dollar amount perspective. From January 1, 2021 through December 31, 2023, we incurred capital expenditure of less than $350,000 annually. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations have been immaterial. In addition, we will consume cash for additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we have plans to further invest in research and development, develop new AI- and AR-solutions, broaden our customer base in the beauty industry, and expand into synergistic categories like skin and fashion solutions. These new developments and expansions may generate long-term cash requirements. We intend to fund our future material cash requirements with net proceeds in connection with our Business Combination with Provident, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
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
There is no assurance that our Warrants will be in the money prior to their expiration or that the holders of the Warrants will elect to exercise any or all of such Warrants. The likelihood that Warrant holders will exercise their Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the issued and outstanding Warrants, will be dependent on the trading price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of our Warrants, which is $11.50 per share, we believe Warrant holders will be unlikely to exercise their Warrants. As the closing price of our Class A Ordinary Shares was $2.48 as of March 28, 2024, we believe that holders of the Warrants are currently unlikely to exercise their Warrants. Accordingly, we do not expect to rely on the cash exercise of Warrants to fund our operations.
On October 18, 2023, the SEC declared effective a registration statement on Form F-3, under which the selling securityholders identified therein or their permitted transferees may offer and sell, from time to time, up to 38,542,254 Class A Ordinary Shares, 9,350,000 Warrants and 9,350,000 Class A Ordinary Shares underlying such Warrants. Given the substantial number of Class A Ordinary Shares registered for potential resale by the selling securityholders, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders holding a large number of shares intend to sell their shares, could increase the volatility of the market price of our Class A Ordinary Shares or result in a significant decline in the public trading price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, and any related volatility or decrease in market price of our Class A Ordinary Shares and Warrants, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Class A Ordinary Shares and Warrants — Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Class A Ordinary Shares and Warrants to fall.”

Cash Flows Summary
Presented below is a summary of cash flows from or used in our operating, investing, and financing activities:

	Year ended December 31,
($ in thousands, unless otherwise stated)	2021	2022	2023
Cash flows from (used in) operating activities	$1,548	$(3,305)	$13,578
Cash flows from (used in) investing activities	(213)	(30,258)	(637)
Cash flows from (used in) financing activities	(63)	118,028	(51,499)
Effects of exchange rates changes on cash and cash equivalents	163	(2,302)	(187)
Net increase (decrease) in cash and cash equivalents	$1,435	$82,163	$(38,745)
Cash Flows Generated from (Used in) Operating Activities
Cash flows generated from or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received and income tax paid. Our business primarily operates in a pre-paid service subscription model, enabling us to collect cash in advance upon the signing of contract and then deliver services pursuant to terms of contract.
Net cash generated from operating activities was $13.6 million in 2023, which was primarily due to the increase in interests received and prepayments from our customers. Net cash used in operating activities was $3.3 million in 2022 and net cash generated from operating activities was $1.5 million in 2021. The negative operating cash flows in 2022 were primarily due to the payment of insurance premium for directors’ and officers’ insurance policy after our listing on the NYSE.
Cash Flows Generated from (Used in) Investing Activities
Cash flows generated from or used in investing activities primarily relates to acquisition of financial assets, proceeds from disposal of financial assets, acquisition of property, plant and equipment, acquisition of intangible assets, and changes in guarantee deposits paid.
Net cash used in investing activities was approximately $637 thousand in 2023. Compared to $30.3 million of net cash used in investing activities in 2022, the decrease in 2023 was primarily due to net cash generated from the disposal of financial assets in 2023. The increase of net cash used in investing activities in 2022 compared to approximately $213 thousand in 2021 was due to the acquisition of financial assets in 2022.
Cash Flows Generated from (Used in) Financing Activities
Net cash used in financing activities was $51.5 million in 2023, primarily consisting of $51.1 million representing the payments to purchase Class A Ordinary Shares through our share repurchase program and tender offer, both launched by us in 2023, and $0.4 million in the repayment of the principal portion of lease liabilities.
Net cash from financing activities was $118.0 million in 2022, primarily consisting of gross proceeds of $112.9 million from the Transactions, and $5.6 million from the proceeds of the exercise of employee stock options, partially offset by $0.5 million in the repayment of the principal portion of lease liabilities.
Net cash used in financing activities was approximately $63 thousand in 2021, primarily consisting of $0.3 million representing the proceeds from our employees’ exercising of their stock options, offset by $0.4 million in the repayment of the principal portion of lease liabilities.
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
C.Research and Development
See “Item 4. Information on the Company — B. Business Overview — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”
D.Trend Information
Although our sales cycle has been elongated in the second half of 2022 and the first half of 2023 due to the worsening macroeconomic environment, we saw a signal of recovery in B2B business opportunities from late 2023, which enables us to enter into new deals and expand our customer base. Still, the global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges in 2024, such as global high inflation, significant fluctuations in foreign exchange rates, and geopolitical tensions and conflict. Despite these challenges, we remain confident in the recovery in our sales cycle and our long-term growth prospects, as well as retaining our commitment to iterating our products and services, further enhancing our digital solutions, expanding our customer base, diversifying our revenue streams, and further optimizing operating efficiency.
Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023, that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 5 “Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty” to our consolidated financial statements included elsewhere in this annual report for additional information on our critical accounting estimates.

Item 6.    Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our Board is comprised of seven directors.

Name	Age	Position(s)
Alice H. Chang	62	CEO and chairwoman of the Board
Michael Aw	48	Non-executive Director
Jau-Hsiung Huang	64	Non-executive Director
Jianmei Lyu	42	Non-executive Director
Meng-Shiou (Frank) Lee	62	Independent Non-executive Director
Philip Tsao	63	Independent Non-executive Director
Chung-Hui (Christine) Jih	62	Independent Non-executive Director
Pin-Jen (Louis) Chen	45	Executive Vice President and Chief Strategy Officer
Wei-Hsin Tsen (Johnny Tseng)	56	Senior Vice President and Chief Technology Officer
Weichuan (Wayne) Liu	54	Chief Growth Officer and President of Americas
Hsiao-Chuan (Iris) Chen	55	Vice President and Head of Finance and Accounting
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
Hsiao-Chuan (Iris) Chen has served as our Vice President and Head of Finance and Accounting since January 2022 and oversees corporate finance and accounting activities of the Company. Prior to joining us, Ms. Chen spent 22 years at CyberLink since February 2000, with her last two roles being the special assistant of the CEO since March 2021 and the Head of Finance and Accounting since February 2000. Prior to joining CyberLink, Ms. Chen worked at Deloitte from September 1994 to August 1997. Ms. Chen holds an MBA from National Taiwan University and a B.Sc. in agricultural economics from National Chung-Hsing University.
Directors
Alice H. Chang is our CEO and chairwoman of the Board since our inception in June 2015. For details, please see “— Executive Officers” below.
Michael Aw has served as our non-executive director since October 2022. Mr. Aw served as Provident’s Director, chief executive officer and chief financial officer since its inception on October 28, 2020 and is a founding partner of Provident Growth, a leading growth stage fund focused on technology investments in Southeast Asia. Mr. Aw has over 20 years of investing and investment banking experience. Mr. Aw has served on the board of directors at Pomelo Fashion Company Limited, a technology-driven modern fashion brand in Southeast Asia since October 2017. In addition, Mr. Aw has been a board observer of Traveloka Services Private Limited Company, an online travel agency with a strong presence in Southeast Asia and Australia, and an ESG board advisor of CARRO, a leading Singapore car marketplace. Prior to founding Provident Growth in January 2018, Mr. Aw was the Managing Director at Provident Capital Partners and Managing Director and Head of Technology, Media and Telecommunications, Asia, Investment Banking Division at UBS Group AG. Mr. Aw holds a B.A. in accounting and finance from the University of Manchester and a M.Phil. in management studies from the University of Cambridge. Mr. Aw was also a Cambridge Chevening Scholar.
Jau-Hsiung Huang has served as our non-executive director since July 2019. Dr. Huang founded CyberLink in February 1996 and has served as its chairman of the board of directors since January 2001 and its CEO since September 2015. Dr. Huang has led the product development team to deliver a full suite of software applications, including video and photo-editing, multimedia playback, file conversion as well as various mobile apps. Under his leadership, CyberLink grew from a small start-up to a publicly listed Taiwan-based multimedia software company with offices globally. From August 1988 to July 2005, Dr. Huang was a professor in the computer science department at National Taiwan University and was the co-founder of the Communications and Multimedia Lab at National Taiwan University, from which he subsequently received a series of awards, including the Distinguished Alumni Award and the Electronic Research and Service Organization (“ERSO”) Award. Dr. Huang holds a Ph.D. in computer science from the University of California, Los Angeles, and a B.Sc. in electrical engineering from National Taiwan University.
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
Meng-Shiou (Frank) Lee has served as our non-executive director since October 28, 2022 and has extensive experience in the accounting and finance industry. Mr. Lee currently serves as the CEO at First Elite CAPs & Co, a Taiwan-based accounting company, and is an Adjunct Lecturer at National Chung Cheng University and Director at CPA Associations R.O.C. in Taiwan. Mr. Lee has served on the board of directors at several publicly listed companies, including Mechema Chemicals International Company Limited (TWSE: 4721) since June 2017, and TOPCO Technologies Corp. (TWSE: 3388) since May 2020. Mr. Lee has been practicing as a Certified Public Accountant since 1988. His accounting experience includes working as a Certified Public Accountant at Deloitte Touche Tohmatsu Limited in its Taiwan office from July 1988 to July 1997 and at First Elite CAPs & Co since July 1997. Mr. Lee holds an M.A. in accounting from National Chengchi University and a B.A. in accounting from National Taiwan University.
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
Chung-Hui (Christine) Jih has served as our non-executive director since October 28, 2022. Ms. Jih has been serving as an independent director at CTBC Securities Company Limited, a Taiwan-based financial holding company, since May 2020. From January 2007 to August 2019, Ms. Jih was the chairwoman and CEO of BNP Paribas Asset Management Taiwan Company Limited. From July 2003 to January 2007, Ms. Jih served as the General Manager of Fidelity Security Investment Trust Company (Taiwan) Limited and Spokesperson of Fidelity Securities Company (Taiwan) Limited. From September 2002 to July 2003, Ms. Jih was chief financial officer of CyberLink. Prior to that, Ms. Jih also served as a financial consultant at Merrill Lynch Securities (Taiwan) Limited and Vice President and Head of Audit and Compliance at Citibank Taiwan Limited and held various roles at professional bodies, including Governor of the Board and Co-Chair of Asset Management Committee at The American Chamber of Commerce in Taiwan, and Supervisor at Securities Investment Trust & Consulting Association of Taiwan. Ms. Jih holds an MBA from Indiana University and a BBA from National Chengchi University.
Family Relationships
Jau-Hsiung Huang and Alice H. Chang are husband and wife. There are no other familial relationships among our directors and executive officers.
B.Compensation
For the year ended December 31, 2023, we paid an aggregate of $3.05 million in cash and benefits to our executive officers and directors, of which $0.55 million was paid in the form of stock options. For the year ended December 31, 2023, options to purchase 330,180 Class A Ordinary Shares were granted to our executive officers and directors as a group under the Share Incentive Plan at exercise prices of $4.93 per Class A Ordinary Share. None of such options have been vested and exercised as of December 31, 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Employment Agreements
Alice H. Chang is party to a service agreement with us dated September 26, 2019 and as amended on January 24, 2022. Under the service agreement, Ms. Chang agreed to serve as our CEO, until her appointment is terminated by Ms. Chang’s death, disability or a termination by a decision of the Board. The service agreement also includes certain restrictive covenants, which include confidentiality and non-disclosure restrictions and non-competition restrictions that apply during the term and for certain periods following specified terminations of service.
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
For the year ended December 31, 2023, options to purchase an aggregate of 2,280,495 Class A Ordinary Shares were granted to our directors, executive officers and other grantees under the Share Incentive Plan at exercise prices of $2.43 to $7.2 per Class A Ordinary Share.
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
Plan Administration. Our Board or any senior officer(s) designated by our Board from time to time will have authority to administer the Share Incentive Plan, and their decision (save as otherwise provided herein) shall be final and binding on all parties. Our Board shall have such powers and authorizations related to the administration of the Share Incentive Plan as are consistent with our Articles and applicable laws. Our Board shall have the full power and authority to take all actions and to make all determinations required or provided for under the Share Incentive Plan, and to amend or terminate the Share Incentive Plan and adopt a new plan, as long as the participants’ economic interests that he or she would be otherwise entitled to are not materially adversely affected.
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
C.Board Practices
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
Duties of Directors
Under the laws of the Cayman Islands, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:
•convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•declaring dividends and distributions;
•appointing officers and determining the term of office of the officers;
•exercising the borrowing powers of our Company and mortgaging the property of our Company; and
•approving the transfer of shares in our Company, including the registration of such shares in our register of members.
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
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:
•the quality and integrity of our financial statements,

•internal control over financial reporting and disclosure controls and procedures,
•our compliance with legal and regulatory requirements,
•our independent registered public accounting firm’s qualifications and independence,
•the performance of our internal audit function, and
•the performance of our independent registered public accounting firm.
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
D.Employees
See “Item 4. Information on the Company — B. Business Overview — Employees and Human Capital.”
E.Share Ownership
Except as specifically noted, the following table sets forth information regarding the beneficial ownership of Ordinary Shares to the extent known to us as of March 20, 2024 by:
•each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;
•each person who is our executive officer or director; and
•all of our executive officers and directors as a group.
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

The total number of Ordinary Shares outstanding as of March 20, 2024 is 101,848,671 shares, consisting of 85,059,953 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares.

Beneficial Owners	Class A Ordinary Shares		% of Class†	Class B Ordinary Shares		% of Class†	% of voting power††
Directors and Executive Officers:
Alice H. Chang(1)	84,044		*%	16,788,718		100%	66.4%
Wei-Hsin Tsen (Johnny Tseng)	762,330		*%	—		—	*%
Weichuan (Wayne) Liu	353,471		*%	—		—	*%
Pin-Jen (Louis) Chen	118,062		*%	—		—	*%
Jau-Hsiung Huang	148,274		*%	—		—	*%
Hsiao-Chuan (Iris) Chen	69,932		*%	—		—	*%
Michael Aw	—		—	—		—	—
Jianmei Lyu	—		—	—		—	—
Meng-Shiou (Frank) Lee	—		—	—		—	—
Philip Tsao	5,311	(2)	*%	—		—	*%
Chung-Hui (Christine) Jih	—		—	—		—	—
All directors and executive officers as a group	1,541,424		1.8%	16,788,718		100%	67.0%
Five Percent or More Shareholders:
GOLDEN EDGE CO., LTD.	—		—	10,622,620	(1)	63.3%	42.0%
DVDonet.com. Inc	—		—	4,669,346	(1)	27.8%	18.5%
CyberLink International	36,960,961	(3)	43.5%	—		—	14.6%
Provident Acquisition Holdings Ltd.	14,491,467	(4)	17.0%	—		—	5.7%
Yi-Chen Huang	4,567,425	(5)	5.4%	—		—	1.8%
Taobao China Holding Limited	4,419,823	(6)	5.2%	—		—	1.7%
Perfect AA Corp	4,318,337	(7)	5.1%	—		—	1.7%
________________________________
*Less than 1%.
†    For each person or group, percentage of class is calculated by dividing the number of Class A Ordinary Shares or Class B Ordinary Shares beneficially owned by such person or group by the total Class A Ordinary Shares or Class B Ordinary Shares, respectively. The percentages are calculated based on 85,059,953 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares.
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
(1)Alice H. Chang beneficially owns (a) 10,622,620 Class B Ordinary Shares held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Ms. Alice H. Chang has a controlling interest, (b) 4,669,346 Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited, which is a British Virgin Islands company wholly owned by Ms. Alice H. Chang, (c) 523,008 Class B Ordinary Shares held by World Speed Company Limited, a British Virgin Islands company wholly owned by Ms. Alice H. Chang, (d) 973,744 Class B Ordinary Shares held by Ms. Alice H. Chang, and (e) 84,044 Class A Ordinary Shares held by Ms. Alice H. Chang.
(2)Represents Class A Ordinary Shares indirectly held by Philip Tsao through Perfect AA Corp.
(3)Represents (a) 36,660,961 Class A Ordinary Shares issued to CyberLink International in connection with the Recapitalization before the Closing and (b) 300,000 Class A Ordinary Shares held by CyberLink International in connection with its PIPE Investment. The above information is based on the Schedule 13D filed by CyberLink, among others, on February 13, 2023.
(4)Represents (i) 4,891,467 Class A Ordinary Shares issued as entitlement shares for the cancellation of 5,327,500 Provident Class B Ordinary Shares previously held by the Sponsor, (ii) 3,000,000 Class A Ordinary Shares consisting of (a) 2,000,000 Class A Ordinary Shares converted from 2,000,000 Provident Class A Ordinary Shares acquired by an affiliate of the Sponsor in connection with the FPA Investment and (b) 1,000,000 Class A Ordinary Shares issuable upon the exercise of 1,000,000 Perfect Forward Purchase Warrants acquired by an affiliate of the Sponsor in connection with the FPA Investment, and (iii) 6,600,000 Class A Ordinary Shares issuable upon the exercise of 6,600,000 Warrants converted from 6,600,000 Private Placement Warrants previously held by the Sponsor. The number of Class A Ordinary Shares disclosed herein does not include 1,175,624 Sponsor Earnout Promote Shares issuable to the Sponsor upon the occurrence of certain milestones. In accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, Class A Ordinary Shares not outstanding which are subject to Warrants owned by the Sponsor and its affiliate shall be deemed to be outstanding for the purpose of computing their percentage ownership of outstanding Class A Ordinary Shares but shall not be deemed to be outstanding for the purpose of computing the percentage ownership of Class A Ordinary Shares by any other person.
(5)Yi-Chen Huang beneficially owns (a) 4,333,816 Class A Ordinary Shares held by Ideal Max Management Limited, a British Virgin Islands company wholly owned by Mr. Yi-Chen Huang and (b) 233,609 Class A Ordinary Shares held by Mr. Yi-Chen Huang. The above information is based on the Schedule 13G filed by Yi-Chen Huang, among others, on February 2, 2024.
(6)Represents Class A Ordinary Shares directly held by Taobao China Holding Limited, a limited liability company incorporated in Hong Kong. Taobao China Holding Limited is a wholly owned subsidiary of Taobao Holding Limited, an exempted company incorporated with limited liability incorporated in the Cayman Islands, which is a wholly owned subsidiary of Alibaba Group Holding Limited, which is a public company listed on the New York Stock Exchange and Hong Kong Stock Exchange. The above information is based on the Schedule 13G filed by Alibaba Group Holding Limited, among others, on January 29, 2024.
(7)Perfect AA Corp. is a British Virgin Islands company that holds Class A Ordinary Shares of the Company on behalf of employees who have exercised their stock options. The above information is based on the Schedule 13G filed by Perfect AA Corp., among others, on February 2, 2024.

To our knowledge, as of March 20, 2024, 37,405,708 Class A Ordinary Shares, or 43.98% of the total outstanding Class A Ordinary Shares, were held by three record holders in the United States (including Cede & Co., the nominee of the Depository Trust Company). Because a portion of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of March 20, 2024, none of our Class B Ordinary Shares was held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s clawback policy during the fiscal year ended December 31, 2023.

Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.Related Party Transactions
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
Cross License Agreement — MakeupDirector
Perfect Corp. has entered into a cross license agreement, dated as of July 1, 2016 and automatically renewed on July 1, 2019, and July 1, 2022, with CyberLink (the “MakeupDirector Cross License Agreement”). Pursuant to the MakeupDirector Cross License Agreement, (i) Perfect Corp. grants to (a) CyberLink a non-exclusive and non-transferable license to use Perfect Corp.’s digital makeover technology and (b) CyberLink and CyberLink MakeupDirector users non-exclusive access to the contents and features of Beauty Circle, a beauty social platform owned by Perfect Corp.; and (ii) CyberLink grants to Perfect Corp. a non-exclusive and non-transferable worldwide license to (a) distribute CyberLink’s MakeupDirector software to users of Perfect Corp.’s mobile apps and (b) advertise for certain software applications of Perfect Corp. within certain CyberLink’s software and websites as specified under the MakeupDirector Cross License Agreement. No cash consideration is payable under the MakeupDirector Cross License Agreement. Each of Perfect Corp. and CyberLink receives its consideration for its license to the other party from the license that the other party grants to it. The term of the MakeupDirector Cross License Agreement is three (3) years starting from July 1, 2016 and shall be automatically renewed for an additional three (3) years, subject to written notice of termination by either party at least one (1) year prior to renewal of the term.
Cross License Agreement and Assignment Agreement — PerfectCam
Perfect Corp. has entered into a cross license agreement, dated as of August 8, 2017 and automatically renewed on January 1, 2021, with CyberLink (the “PerfectCam Cross License Agreement”). Pursuant to the PerfectCam Cross License Agreement, (i) Perfect Corp. grants to CyberLink a non-exclusive and non-transferable worldwide license to use its AR technology of facial feature detection and makeup generation to be embedded into CyberLink’s PerfectCam software (“PerfectCam”), and CyberLink may sublicense its own developed SDK of PerfectCam derived from Perfect Corp.’s AR technology to its customers and other third parties; and (ii) CyberLink grants to Perfect Corp. a non-exclusive and non-transferable worldwide license to use, reproduce, distribute and sell PerfectCam and derivative work created and developed by or on behalf of CyberLink based on the AR technology provided by us under the PerfectCam Cross License Agreement. CyberLink shall share twenty-five percent (25%) of the net revenue from the sales of PerfectCam and fifty percent (50%) of the net revenue from the sublicense of the SDK of PerfectCam. The term of the PerfectCam Cross License Agreement is three (3) years starting from August 8, 2017 and shall be automatically renewed for an additional three (3) years, subject to written notice of termination by either party at least one (1) year prior to renewal of the term.
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
License Agreement — YouCam
Perfect Taiwan has entered into a license agreement (the “YouCam License Agreement”), dated as of November 30, 2019 and automatically renewed on December 1, 2022, with CyberLink. Pursuant to the YouCam License Agreement, Perfect Taiwan grants to CyberLink a non-exclusive, non-transferable and non-sublicensable worldwide license to use its AR technology to be embedded into CyberLink’s YouCam software (“YouCam”) and the SDK of YouCam. CyberLink shall pay to Perfect Taiwan (i) a royalty calculated based on twelve percent (12%) of net revenue of sales of YouCam and (ii) a royalty fee of $1 for each copy of YouCam sold. The term of the YouCam License Agreement is three (3) years starting from November 30, 2019 and shall be automatically renewed for an additional one (1) year, subject to written notice of termination by either party at least one (1) year prior to renewal of the term.
Services Outsourcing Agreement
Perfect Taiwan has entered into a services outsourcing agreement (the “Services Outsourcing Agreement”), dated as of January 1, 2019 and automatically renewed for an one-year term on each anniversary, with CyberLink, pursuant to which CyberLink agrees to provide support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity support and employee training programs to Perfect Taiwan for an hourly rate of NTD1,000, NTD900, NTD750, and NTD700, respectively. The term of the Services Outsourcing Agreement is one (1) year starting from January 1, 2019 and shall be automatically renewed for an additional one (1) year at each anniversary, subject to written notice of termination by either party at least 30 days prior to the expiry of the relevant term.
Rental Agreements
Perfect Taiwan entered into a property lease agreement, dated as of June 1, 2017 (the “Taiwan Property Lease Agreement”), with CyberLink for a monthly rental of NTD538,842 to lease premises located on the 14th floor of No. 98, No. 98-1, No. 100 and No. 100-1, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan for use as offices (the “Office Leases”) for two years starting from June 1, 2017. The rental was paid to CyberLink on a monthly basis. In 2019, 2021 and 2023, respectively, Perfect Taiwan renewed the Office Leases on the same terms as those of the 2017 Taiwan Property Lease Agreement.

Perfect Taiwan entered into another property lease agreement, dated as of November 26, 2021 (the “Taiwan Property Lease Agreement for 6F”), with CyberLink for a monthly rental of NTD116,530 to lease premises located on 6F-1, No. 98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan for use as offices (the “Office Lease for 6F”) for two years starting from December 1, 2021. The rental was paid to CyberLink on a monthly basis. In 2023, Perfect Taiwan renewed the Office Lease for 6F on the same terms as those of the 2021 Taiwan Property Lease Agreement for 6F.

Perfect Corp. (Japan), a wholly-owned subsidiary of Perfect Corp. organized and existing under the laws of Japan (“Perfect Japan”), has entered into an office sharing agreement (the “Japan Office Sharing Agreement”), dated as of January 1, 2020, as amended on June 1, 2021, and automatically renewed for an one-year term on each anniversary, with CyberLink Inc., a wholly-owned subsidiary of CyberLink organized and existing under the laws of Japan (“CyberLink Japan”), to share a portion of CyberLink Japan’s premises for a monthly sharing fee of JPY805,407 for one (1) year starting from January 1, 2020 and shall be automatically renewed for an additional one (1) year at each anniversary, subject to written notice of termination by either party at least 30 days prior to the expiry of the relevant term. The rent was paid to CyberLink Japan on a quarterly basis. On June 1, 2021, Perfect Japan entered into amendment to the Japan Office Sharing Agreement, pursuant to which the monthly sharing fee was changed from JPY805,407 to JPY978,128.
Other Related Party Transactions
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees — B. Compensation.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”
Shareholders Agreement
Perfect Corp., certain of its shareholders and Alice H. Chang entered into the Second Amended and Restated Shareholders Agreement on December 18, 2020 (the “SHA”), which was further amended by Amendment No. 1 to the Second Amended and Restated Shareholders Agreement of Perfect Corp. on October 5, 2021. A copy of the SHA and its amendment is filed as Exhibits 10.2 and 10.16 of the Form F-4 filed by us on September 19, 2022, respectively. According to the SHA and its amendment, our Fourth Amended and Restated Memorandum and Articles of Association shall provide that, subject to certain requirements of shareholding percentage, each of (i) Ningbo New Summit Private Equity Fund I L.P., (ii) Taobao China Holdings Limited, (iii) CyberLink International, and (iv) Goldman Sachs (as defined in the SHA, comprising of Goldman Sachs Asia Strategic II Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P.) may appoint one (1) director. Such director appointment rights were reflected in our Fourth Amended and Restated Memorandum and Articles of Association as well as our Fifth Amended and Restated Memorandum and Articles of Association. We have adopted the Articles which no longer contains such rights.
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
C.Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.Consolidated Statements and Other Financial Information
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
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements which is included in this annual report.
Item 9.    The Offer and Listing
A.Offering and Listing Details
Since October 31, 2022, our Class A Ordinary Shares and Warrants have been listed on the NYSE under the symbols “PERF” and “PERF WS,” respectively.
B.Plan of Distribution
Not applicable.
C.Markets
Since October 31, 2022, our Class A Ordinary Shares and Warrants have been listed on the NYSE under the symbols “PERF” and “PERF WS,” respectively.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.

F.Expenses of the Issue
Not applicable.
Item 10.    Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
By special resolutions passed on October 25, 2022, our shareholders adopted our Articles, effective on and from October 28, 2022. The information called for by this Item is set forth in Exhibit 2.5 to this annual report and incorporated by reference herein. With respect to the powers of our directors, please refer to “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors.”
C.Material Contracts
For the two years immediately preceding the date of this annual report, we have not entered into any additional material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report.
D.Exchange Controls
Exchange Controls in Cayman Islands
There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law. There are no exchange controls restrictions on payment of dividends, interest or other payments to shareholders. Cayman law and our Sixth Amended and Restated Memorandum and Articles of Association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.
Exchange Controls in Taiwan
See “Item 4. Information on the Company — B. Business Overview — Regulation — Exchange Controls in Taiwan.”
E.Taxation
United States Federal Income Tax Considerations
This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning our Class A Ordinary Shares and Warrants (the “Securities”). It applies to you only if you hold your Securities as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•a dealer in securities,
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•a tax-exempt organization,

•a life insurance company,
•a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
•a person whose functional currency is not the U.S. dollar.
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
You are a U.S. holder if you are a beneficial owner of the Securities and, for United States federal income tax purposes, you are:
•a citizen or resident of the United States,
•a domestic corporation,
•an estate whose income is subject to United States federal income tax regardless of its source, or
•a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
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
The tax treatment of your Securities will depend in part on whether or not we are classified as a PFIC for United States federal income tax purposes. Except as discussed below under “— PFIC Classification,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.
Distributions
The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Class A Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Class A Ordinary Shares generally will be qualified dividend income provided that, in the year that you receive the dividend, our Class A Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on the NYSE (on which our Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on the NYSE, there can be no assurance that our Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. You should consult your own tax advisor regarding the availability of such lower rate for any dividends paid with respect to the Class A Ordinary Shares.
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
Exercise, Lapse or Redemption of a Warrant
Except as discussed below with respect to the cashless exercise of a Warrant, you generally will not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant. Your tax basis in a Class A Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of your tax basis in the Warrant exchanged therefor and the exercise price. It is unclear whether your holding period for the Class A Ordinary Share received will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which you held the Warrant. If a Warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your tax basis in the Warrant.
The tax consequences of a cashless exercise of a Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes.
In either tax-free situation, your tax basis in the Class A Ordinary Shares received generally would equal your tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether your holding period for the Class A Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. In either case, the holding period will not include the period during which you held the Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the Warrants.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, you may be deemed to have surrendered a number of Warrants having an aggregate value equal to the exercise price for the total number of Warrants to be deemed exercised. You would recognize capital gain or loss in an amount equal to the difference between the fair market value of the total number of Warrants deemed surrendered and your tax basis in such Warrants. In this case, your aggregate tax basis in Class A Ordinary Shares received would equal the sum of your initial investment in the Warrants deemed exercised and the exercise price of such Warrants. It is unclear whether your holding period for the Class A Ordinary Shares would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.
Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the Internal Revenue Service (“IRS”) or a court of law. Accordingly, you should consult your own tax advisor regarding the tax consequences of a cashless exercise.
If we redeem Warrants for cash or purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to you, taxed as described above under “— Sales or Dispositions.”
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. You would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interests in our assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. holders of such Class A Ordinary Shares as described under “— Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if you received a cash distribution from us equal to the fair market value of such increased interest, and would increase your adjusted tax basis in your Warrants to the extent that such distribution is treated as a dividend.
PFIC Classification
We believe that we were not a PFIC in fiscal year 2023 for United States federal income tax purposes, but we may become a PFIC in fiscal year 2024 or in the foreseeable future. The determination of whether or not we are a PFIC is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our position that we were not a PFIC in fiscal year 2023 is based in part upon the value of our goodwill (as determined for tax purposes) which is based on the market value for our shares. Accordingly, we could become a PFIC in fiscal year 2024 or in the future if the value of our shares is substantially lower than their value in our prior taxable years.
In general, we will be a PFIC in a taxable year if:
•at least 75% of our gross income for the taxable year is passive income, or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
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
If we are treated as a PFIC, and you did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:
•any gain you realize on the sale or other disposition of your Class A Ordinary Shares, and
•any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the Class A Ordinary Shares begins, that are greater than 125% of the average annual distributions received by you in respect of the Class A Ordinary Shares during the three preceding taxable years or, if shorter, your holding period for the Class A Ordinary Shares that preceded the taxable year in which you receive the distribution).
Under these rules:
•the gain or excess distribution will be allocated ratably over your holding period for the Class A Ordinary Shares,
•the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
•the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.

J.Annual Report to Security Holders
Not applicable.
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
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
For the year ended December 31, 2023, we had $0.1 million of other comprehensive loss generated from the exchange differences arising on translation of foreign operations, whereas for the same period in 2022, we had $1.1 million of other comprehensive loss generated from the same.
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
Interest Rates Risk
Given that we have no indebtedness as of the date of this annual report, the risk arising from the fluctuation of interest rates should only be limited to interest income from interest-bearing assets such as cash and cash-equivalent assets that bear variable interest rates.
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
Item 12.    Description of Securities Other Than Equity Securities
A.Debt Securities
Not applicable.
B.Warrants and Rights
For a summary of the material provisions governing the Warrants, please refer to Exhibit 2.5 filed as an exhibit to this annual report.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our CEO and head of finance and accounting, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “— Internal Control over Financial Reporting,” as of December 31, 2023, our disclosure controls and procedures were not effective. We have begun the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our CEO and head of finance and accounting, evaluated the effectiveness of our internal control over financial reporting based on the COSO Criteria. Due to the absence of controls and documentations required by COSO Criteria, resulting in a material weakness as described below under “— Internal Control over Financial Reporting,” our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. Nevertheless, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting
In connection with the preparation of our financial statements for the fiscal year ended December 31, 2022, our management had identified two material weaknesses related to (1) lack of controls and documentations required under Section 404, and (2) lack of sound design and implementation controls over handling complex accounting treatments.
As to the first material weakness, there continues to be an absence of controls and documentations pertaining to risk assessment, process narratives, and descriptions of key controls that we rely upon to establish and maintain an effective internal control over financial reporting. The management has determined that this material weakness remains as of December 31, 2023. In order to address the material weakness identified, we have engaged a public accounting firm to assist us in improving our internal control over financial reporting to address the requirements under the COSO Criteria. We have allocated additional personnel in accounting and internal audit departments, to enhance financial reporting and oversight function, and related disclosures in accordance with SEC reporting requirements.
As to the second material weakness related to the lack of sound design and implementation controls over handling complex accounting treatments, to remediate that material weakness, we implemented measures to enhance our financial control over financial reporting. These measures include establishing a procedure for processing complex accounting transactions and defining related controls, such as transaction identification, assessment, processing, and financial statement disclosure. Based on the above and the results of testing conducted during the year ended December 31, 2023, we concluded that the second material weakness was remediated as of December 31, 2023.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting in accordance with the COSO Criteria, as may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Class A Ordinary Shares and Warrants — We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”
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

Item 16B.    Code of Ethics
We have adopted a code of business conduct (the “code of business conduct”) on October 28, 2022 that applies to all directors, executive officers and employees which is available on our website at https://ir.perfectcorp.com/corporate-governance/governance/default.aspx. Copies of the code of business conduct will be provided without charge upon request from us and an electronic copy has been posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal years ended December 31, 2022 and 2023. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	For the Year Ended December 31,
	2022	2023
	(In thousands of US dollars)
Audit Fees(1)	$1,289	$396
Tax Fees(2)	183	19
Total	$1,472	$415
________________________________
(1)“Audit fee” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent public accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)Tax fees include the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external auditors for tax compliance and tax advice.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services and non-audit services as described above. Also audit committee adopts appropriate procedures to examine independence of PricewaterhouseCoopers to ensure the whole engagement is in compliance with relevant rules.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.
Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers
The table below summarizes the purchases we made in the periods indicated.

Month	Total number of Class A Ordinary Shares purchased	Average price paid per Class A Ordinary Share (US$)	Total number of Class A Ordinary Shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of Class A Ordinary Shares that may yet be purchased under publicly announced plans or programs
05/01/2023-05/31/2023(1)	44,163	4.86	44,163	3,289,170
06/01/2023-06/30/2023(1)	42,409	4.99	42,409	3,246,761
07/01/2023-07/31/2023(1)	35,129	4.80	35,129	3,211,632
08/01/2023-08/31/2023(1)	38,398	4.25	38,398	3,173,234
09/01/2023-09/30/2023(1)	30,707	3.61	30,707	3,142,527
10/01/2023-10/31/2023(1)	39,375	2.89	39,375	3,103,152
11/01/2023-11/30/2023(1)	28,672	2.58	28,672	—
12/01/2023-12/31/2023(2)	16,129,010	3.10	16,129,010	—
Total	16,387,863	3.12	16,387,863	N/A
________________________________
(1)On May 4, 2023, our Board of Directors authorized a share repurchase program of up to $20 million of our Class A Ordinary Shares with expiration date on the earlier of May 5, 2024, or the date when 3,333,333 Class A Ordinary Shares having been repurchased or a maximum of $20,000,000 having been used up to repurchase Class A Ordinary Shares under this program (“Share Repurchase Program”). As of November 23, 2023, 258,853 Class A Ordinary Shares had been repurchased for an aggregate of $1,056,616.69, with the average purchase price of approximately $4.08 per share, under the Share Repurchase Program. We suspended the Share Repurchase Program on November 23, 2023.
(2)On November 24, 2023, the Board of Directors approved a tender offer to purchase up to 16,129,032 Class A Ordinary Shares at a price of $3.10 per share for an aggregate purchase price of approximately $50 million, subject to certain limitations and legal requirements (“Tender Offer”). The Tender Offer expired at 5:00 P.M., New York City time, on December 26, 2023. A total of 16,129,010 Class A Ordinary Shares were tendered under Tender Offer, representing approximately 15.9% of the total number of issued Class A Ordinary Shares outstanding as of the commencement of Tender Offer on November 27, 2023.
On October 27, 2023, we were informed by Ms. Alice H. Chang, the founder, the chairman of our Board, CEO and a controlling shareholder of our Company, of her intention to use her personal funds to purchase for her own account up to an aggregate of US$2 million worth of our Class A Ordinary Shares from March 5, 2024, pursuant and subject to, and consistent with, applicable laws, the relevant stock exchange rules and our securities trading policies. To our knowledge, as of March 20, 2024, Ms. Chang has purchased a total of 84,044 Class A Ordinary Shares.
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
Under the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our Board is composed of seven members, only three of whom are independent directors. We do not have a compensation committee or nominating and corporate governance committee. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the

Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Not applicable for the fiscal year ended December 31, 2023.

Item 16K. Cybersecurity
We have a cross-departmental approach to addressing cybersecurity risk, including employees and the Board. The Board, Audit Committee, Information Security Committee, and senior management devote significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner. Our information security risk assessment is conducted at least once a year or more frequently under the following circumstances: (i) when there are significant changes to information equipment or services that may impact the company’s information security; (ii) when the development of new technologies may affect the company’s information security; (iii) when changes in relevant laws may affect the company’s information security; or (iv) in response to feedback or requests from regulatory authorities or relevant stakeholders. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation. Our information security team reviews enterprise risk management-level cybersecurity risks annually. In addition, we have a set of Company-wide policies and procedures concerning cybersecurity matters, which include an information security manual as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to encryption standards, antivirus protection, remote access, multifactor authentication, confidential information and the use of the Internet, email and wireless devices. These policies go through an internal review process and are approved by appropriate members of management.
The Company’s Chief Technology Officer is responsible for developing and implementing our information security program and reporting on cybersecurity matters to the Board. Our Chief Technology Officer has over 20 years of experience leading cyber security oversight and others on our information security team have cybersecurity experience or certifications. We view cybersecurity as a shared responsibility, and we periodically perform simulations and tabletop exercises at a management level and incorporate external resources and advisors as needed. All employees are required to complete cybersecurity trainings and have access to more frequent cybersecurity trainings through online trainings. We also require employees in certain roles to complete additional role-based, specialized cybersecurity trainings.
We have continued to expand investments in information security, including additional end-user training, using layered defenses, identifying and protecting critical assets, strengthening monitoring and alerting, and engaging experts. We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures with third-party experts. At the management level, our information security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. The team also prepares a risk assessment scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual risk assessment. Further, we conduct periodic vulnerability assessment and external penetration tests to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property.
The internal business owners of the hosted applications are required to document user access reviews at least annually and provide from the vendor a System and Organization Controls (“SOC”) 1 or SOC 2 report. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and assess our relationship on that basis. Our assessment of risks associated with use of third-party providers is part of our overall cybersecurity risk management framework.
The Audit Committee and the full Board actively participate in discussions with management and among themselves regarding cybersecurity risks. The Audit Committee performs an annual review of the Company’s cybersecurity program, which includes discussion of management’s actions to identify and detect threats, as well as planned actions in the event of a response or recovery situation. The Audit Committee’s annual review also includes review of recent enhancements to the Company’s defenses and management’s progress on its cybersecurity strategic roadmap. In addition, the Board regularly receives cybersecurity reports, which include a review of key performance indicators, test results and related prevention, detection, mitigation and remediation of cybersecurity incidents, such as summaries of recent threats and how the Company is managing those threats.
As of the date of this annual report, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

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
4.24
Office Lease Agreement, dated as of March 10, 2023, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.16 to the Form F-3 filed on October 3, 2023 (File no. 333-274835)).

4.25	2023 Director Equity Incentive Plan (incorporated by reference to Exhibit (d)(21) to the SC TO-I filed on November 27, 2023 (File no. 005-93810)).
4.26*	Property Lease Agreement, dated as of November 26, 2021, between CyberLink Corp. and Perfect Mobile Corp. (English Translation).
4.27*	Property Lease Agreement, dated as of November 13, 2023, between CyberLink Corp. and Perfect Mobile Corp. (English Translation).
8.1*	List of subsidiaries of Perfect Corp.
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers, Taiwan.
97*	Perfect Corp. Clawback Policy.
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
________________________________
*Filed with this annual report on Form 20-F.
**Furnished with this annual report on Form 20-F.
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
Date: March 29, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Perfect Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Perfect Corp. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
March 29, 2024
We have served as the Company’s auditor since 2015.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2023
(Expressed in thousands of United States dollars)

		December 31, 2022	December 31, 2023
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$162,616	$123,871
Current financial assets at amortized cost	6(2)	30,000	30,300
Current contract assets	6(16)	3,660	2,770
Accounts receivable	6(3)	7,756	6,992
Other receivables		314	343
Current income tax assets		77	311
Inventories		45	33
Other current assets	6(4)	4,705	4,042
Total current assets		209,173	168,662
Non-current assets
Property, plant and equipment	6(5)	289	380
Right-of-use assets	6(6) and 7	323	847
Intangible assets	6(7)	119	77
Deferred income tax assets	6(23)	244	257
Guarantee deposits paid		125	140
Total non-current assets		1,100	1,701
Total assets		$210,273	$170,363
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2022 AND 2023
(Expressed in thousands of United States dollars)

		December 31, 2022	December 31, 2023
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current contract liabilities	6(16)	$13,024	$15,346
Other payables	6(9)	9,308	10,331
Other payables – related parties	7	63	50
Current tax liabilities		155	21
Current provisions	6(10)	1,855	2,394
Current lease liabilities	6(6) and 7	251	481
Other current liabilities		261	277
Total current liabilities		24,917	28,900
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(8)	3,207	1,566
Non-current lease liabilities	6(6) and 7	87	387
Net defined benefit liability, non-current	6(11)	73	79
Guarantee deposits received		25	25
Total non-current liabilities		3,392	2,057
Total liabilities		28,309	30,957
Equity
Capital stock	6(13)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		10,147	8,513
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(14)
Capital surplus		556,429	510,399
Retained earnings	6(15)
Accumulated deficit		(385,884)	(380,472)
Other equity interest
Other equity interest		(407)	(523)
Treasury shares	6(13)(14)	—	(190)
Total equity		181,964	139,406
Total liabilities and equity		$210,273	$170,363
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Expressed in thousands of United States dollars)

		Years ended December 31
		2021	2022	2023
Items	Notes	Amount	Amount	Amount
Revenue	6(16) and 7	$40,760	$47,300	$53,505
Cost of sales and services	6(11)(21)(22)	(5,736)	(7,130)	(10,400)
Gross profit		35,024	40,170	43,105
Operating expenses	6(5)(6)(7)(11)(21)(22)(26) and 7
Sales and marketing expenses		(25,287)	(24,544)	(25,725)
General and administrative expenses		(4,936)	(76,219)	(11,582)
Research and development expenses		(9,838)	(10,481)	(11,458)
Total operating expenses		(40,061)	(111,244)	(48,765)
Operating loss		(5,037)	(71,074)	(5,660)
Non-operating income and expenses
Interest income	6(17)	131	2,029	9,498
Other income	6(18)	118	75	33
Other gains and losses	6(8)(19)	(151,638)	(92,474)	1,675
Finance costs	6(6)(20) and 7	(9)	(8)	(15)
Total non-operating income and expenses		(151,398)	(90,378)	11,191
Income (loss) before income tax		(156,435)	(161,452)	5,531
Income tax expense	6(23)	(417)	(292)	(115)
Net income (loss)		$(156,852)	$(161,744)	$5,416
Other comprehensive income (loss)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit plans	6(11)	$(24)	$22	$(4)
Credit risk changes in financial instrument - Preferred shares	6(8)	(58)	(7)	—
Total components of other comprehensive income (loss) that will not be reclassified to profit or loss		(82)	15	(4)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		123	(1,097)	(116)
Other comprehensive income (loss), net		$41	$(1,082)	$(120)
Total comprehensive income (loss)		$(156,811)	$(162,826)	$5,296
Net income (loss) attributable to:
Shareholders of the parent		$(156,852)	$(161,744)	$5,416
Total comprehensive income (loss) attributable to:
Shareholders of the parent		$(156,811)	$(162,826)	$5,296
Earnings (loss) per share (in dollars)	6(24)
Basic earnings (loss) per share of Class A and Class B Ordinary Shares		$(2.96)	$(2.37)	$0.05
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares		$(2.96)	$(2.37)	$0.05
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
	Notes	Capital stock	Additional paid-in capital	Other	Accumulated deficit	Exchange differences arising on translation of foreign operations	Credit risks changes in financial instrument-Preferred shares	Treasury shares	Total
Year 2021
Balance at January 1, 2021		$29,840	$125	$946	$(67,221)	$567	$—	$—	$(35,743)
Net loss for 2021		—	—	—	(156,852)	—	—	—	(156,852)
Other comprehensive income (loss) for 2021	6(8)(11)	—	—	—	(24)	123	(58)	—	41
Total comprehensive income (loss)		—	—	—	(156,876)	123	(58)	—	(156,811)
Share-based payment transactions	6(12)	—	—	1,782	—	—	—	—	1,782
Employee stock options exercised	6(12)(13)	312	183	(165)	—	—	—	—	330
Balance at December 31, 2021		$30,152	$308	$2,563	$(224,097)	$690	$(58)	$—	$(190,442)
Year 2022
Balance at January 1, 2022		$30,152	$308	$2,563	$(224,097)	$690	$(58)	$—	$(190,442)
Net loss for 2022		—	—	—	(161,744)	—	—	—	(161,744)
Other comprehensive income (loss) for 2022	6(8)(11)	—	—	—	22	(1,097)	(7)	—	(1,082)
Total comprehensive loss		—	—	—	(161,722)	(1,097)	(7)	—	(162,826)
Share-based payment transactions	6(12)	—	—	2,175	—	—	—	—	2,175
Employee stock options exercised	6(12)(13)	2,663	5,447	(2,518)	—	—	—	—	5,592
Issuance of ordinary shares upon Recapitalization, net of issuance costs	1and 6(13)(14)	1,726	102,237	—	—	—	—	—	103,963
Conversion of Perfect common shares as part of the Recapitalization, including listing expense	6(13)(14)(26)	(22,715)	446,217	—	—	—	—	—	423,502
Reclassification adjustment- Credit risks changes in financial instrument		—	—	—	(65)	—	65	—	—
Balance at December 31, 2022		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$—	$181,964
Year 2023
Balance at January 1, 2023		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$—	$181,964
Net income for 2023		—	—	—	5,416	—	—	—	5,416
Other comprehensive loss for 2023	6(8)(11)	—	—	—	(4)	(116)	—	—	(120)
Total comprehensive income (loss)		—	—	—	5,412	(116)	—	—	5,296
Share-based payment transactions	6(12)	—	—	3,210	—	—	—	—	3,210
Shares repurchased and retired	6(13)(14)	(1,634)	(76,475)	27,235	—	—	—	(190)	(51,064)
Balance at December 31, 2023		$10,192	$477,734	$32,665	$(380,472)	$(523)	$—	$(190)	$139,406
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Expressed in thousands of United States dollars)

		Years ended December 31
	Notes	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$(156,435)	$(161,452)	$5,531
Adjustments to reconcile profit (loss)
Depreciation expense	6(5)(6)(21)	598	703	638
Amortization expense	6(7)(21)	47	63	75
Interest income	6(17)	(131)	(2,029)	(9,498)
Interest expense	6(6)(20)	9	8	15
Net (gains) losses on financial liabilities at fair value through profit or loss	6(8)(19)	150,745	93,777	(1,641)
Share-based payment transactions	6(12)	1,782	2,175	3,210
Recognition of listing expense	6(26)	—	65,264	—
Changes in operating assets and liabilities
Accounts receivable		(1,059)	(1,479)	759
Current contract assets		—	(3,701)	866
Other receivables		7	(3)	3
Other receivables – related parties		16	—	—
Inventories		—	43	12
Other current assets		(78)	(4,418)	662
Current contract liabilities		4,108	4,783	2,366
Other payables		1,653	772	1,050
Other payables – related parties		(11)	(2)	(12)
Current provisions		586	897	565
Other current liabilities		255	(80)	27
Net defined benefit liability, non-current		—	1	3
Cash inflow (outflow) generated from operations		2,092	(4,678)	4,631
Interest received		129	1,724	9,464
Interest paid		(9)	(8)	(15)
Income tax paid		(664)	(343)	(502)
Net cash flows from (used in) operating activities		1,548	(3,305)	13,578
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost	6(2)	—	(30,000)	(196,100)
Proceeds from disposal of financial assets at amortized cost	6(2)	—	—	195,800
Acquisition of property, plant and equipment	6(5)	(154)	(165)	(289)
Acquisition of intangible assets	6(7)	(32)	(93)	(33)
Increase in guarantee deposits paid		(27)	—	(15)
Net cash flows used in investing activities		(213)	(30,258)	(637)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(6)(25)	(393)	(457)	(435)
Employee stock options exercised	6(12)	330	5,592	—
Proceed received upon recapitalization	6(13)	—	112,893	—
Payments to acquire treasury shares	6(13)	—	—	(51,064)
Net cash flows from (used in) financing activities		(63)	118,028	(51,499)
Effects of exchange rates changes on cash and cash equivalents		163	(2,302)	(187)
Net increase (decrease) in cash and cash equivalents		1,435	82,163	(38,745)
Cash and cash equivalents at beginning of year		79,018	80,453	162,616
Cash and cash equivalents at end of year		$80,453	$162,616	$123,871
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Expressed in thousands of United States dollars, except as otherwise indicated)
1.    History and Organization
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
On November 24, 2023, the Board of Directors approved a tender offer to purchase up to 16,129,032 Class A Ordinary Shares at a price of $3.10 (in dollars) per share for an aggregate purchase price of approximately $50,000, subject to certain limitations and legal requirements. The Board of Directors has concluded that the tender offer is a prudent use of our available cash from operations and other financial resources and delivers value to our shareholders. The Board of Directors has also determined that a cash tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders who do not participate in the tender offer to share in a higher proportion of our future potential.
In accordance with the terms and conditions of the tender offer, and based on the final results reported by the Depositary, the Company has accepted for purchase 16,129,010 shares, through the tender offer at a price of $3.10 (in dollars) per share, for an aggregate cost of approximately $50,000, excluding fees relating to the tender offer. All the purchased shares were retired on December 29, 2023.
2.    The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization
These consolidated financial statements were authorized for issuance by the Board of Directors on March 29, 2024.

3.    Application of New Standards, Amendments and Interpretations
3(1)    New and amended standards adopted by the Group
New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2023 are as follows:

New Standards, Interpretations and Amendments	Effective date by IASB
IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Initial application of IFRS 17 and IFRS 9 - comparative information’	January 1, 2023
Amendments to IAS 1, ‘Disclosure of accounting policies’	January 1, 2023
Amendments to IAS 8, ‘Definition of accounting estimates’	January 1, 2023
Amendments to IAS 12, ‘Deferred tax related to assets and liabilities arising from a single transaction’	January 1, 2023
Amendments to IAS 12, ‘International tax reform - pillar two model rules’	May 23, 2023
The above standards and interpretations had no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.
3(2)    New and revised International Financial Reporting Standards not yet adopted
New and amendments to IFRSs which have been published but are not mandatory for the financial period ending December 31, 2023 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or non-current’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ‘Supplier finance arrangements’	January 1, 2024
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
The above standards and interpretations are not expected to have significant impact to the Group’s financial position and financial performance based on the Group’s assessment.
4.    Summary of Significant Accounting Policies
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

4(2)    Basis of preparation
A.Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:
(a)Financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
(b)Defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation.
B.The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.
4(3)    Basis of consolidation
A.Basis for preparation of consolidated financial statements:
(a)All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.
(b)Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.
(c)When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

B.Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	December 31, 2022	December 31, 2023
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities.	100%	100%
The Company	Fashion Corp.	For business combination purpose via SPAC transaction, please refer to Note 1 for details.	100%	—% (Note ii)
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and service center for sales of AR/AI SaaS solution.	100% (Note i)	100%
Note i: Perfect Corp. (France) was established in 2022 and with no business activity during 2022.
Note ii. Fashion Corp. was dissolved on April 13, 2023.
C.Subsidiaries not included in the consolidated financial statements:
None.
D.Adjustments for subsidiaries with different balance sheet dates:
None.
E.Significant restrictions:
None.
F.Subsidiaries that have non-controlling interests that are material to the Group:
None.
4(4)    Foreign currency translation
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s functional and the Group’s presentation currency.

A.Foreign currency transactions and balances
(a)Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.
(b)Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.
(c)Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the balance sheet date; their translation differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the balance sheet date; their translation differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the dates of the initial transactions.
(d)All foreign exchange gains and losses are presented in the statement of comprehensive income within ‘other gains and losses’.
B.Translation of foreign operations
The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(a)Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
(b)Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and
(c)All resulting exchange differences are recognized in other comprehensive income.
C.When there is a change in an entity’s functional currency, the entity shall apply the translation procedures applicable to the new functional currency accordingly from the date of the change.
4(5)    Classification of current and non-current items
A.Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:
(a)Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;
(b)Assets held mainly for trading purposes;
(c)Assets that are expected to be realized within twelve months from the balance sheet date;
(d)Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to settle liabilities more than twelve months after the balance sheet date.

B.Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:
(a)Liabilities that are expected to be settled within the normal operating cycle;
(b)Liabilities arising mainly from trading activities;
(c)Liabilities that are to be settled within twelve months from the balance sheet date;
(d)Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.
4(6)    Cash equivalents
Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Time deposits with a maturity of 3 months or less, meeting the definition above and are held for the purpose of meeting short-term cash commitments in operations, are classified as cash equivalents.
4(7)    Financial assets at amortized cost
A.Financial assets at amortized cost are those that meet all of the following criteria:
(a)The objective of the Group’s business model is achieved by collecting contractual cash flows.
(b)The assets’ contractual cash flows represent solely payments of principal and interest.
B.On a regular way purchase or sale basis, financial assets at amortized cost are recognized and derecognized using trade date accounting.
C.At initial recognition, the Group measures the financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in profit or loss when the asset is derecognized or impaired.
D.The Group’s time deposits which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.
4(8)    Accounts receivable
A.Accounts receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.
B.The short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.
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
4(11)    Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. The item by item approach is used in applying the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and the estimated costs necessary to make the sale.
4(12)    Property, plant and equipment
A.Property, plant and equipment are initially recorded at cost.
B.Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
C.Property, plant and equipment apply cost model and are depreciated using the straight-line method, except that the accelerated depreciation method is used by the US subsidiary, to allocate their cost over their estimated useful lives. Each part of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.
D.The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	2~3	years (or the lesser of the contract period of the lease)
Machinery	3	years
Office equipment	5	years
4(13)    Leasing arrangements (lessee)  —  right-of-use assets/ lease liabilities
A.Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.
B.Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate. Lease payments are comprised of fixed payments, less any lease incentives receivable.
The Group subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

C.At the commencement date, the right-of-use asset is stated at cost comprising the amount of the initial measurement of lease liability.
The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.
4(14)    Intangible assets
A.Computer software
Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 3 years.
B.Other intangible assets, mainly composed of royalties which paid for program source code and intellectual property rights, are amortized on a straight-line basis over their estimated useful lives of 3 years.
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
4(16)    Accounts payable
A.Accounts payable are liabilities for purchases of goods or services.
B.The short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.
4(17)    Financial liabilities at fair value through profit or loss
A.Financial liabilities are classified in this category of held for trading if acquired principally for the purpose of repurchasing in the short-term. Derivatives are also categorized as financial liabilities held for trading unless they are designated as hedges. Financial liabilities that meet one of the following criteria are designated as financial liabilities at fair value through profit or loss on initial recognition:
(a)Hybrid (combined) contracts; or
(b)They eliminate or significantly reduce a measurement or recognition inconsistency; or
(c)They are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management policy.
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

B.At initial recognition, the Group measures the financial liabilities at fair value. All related transaction costs are recognized in profit or loss. The Group subsequently measures these financial liabilities at fair value with any gain or loss recognized in profit or loss.
C.If the credit risk results in fair value changes in financial liabilities designated as at fair value through profit or loss, they are recognized in other comprehensive income in the circumstances other than avoiding accounting mismatch or recognizing in profit or loss for loan commitments or financial guarantee contracts.
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
A.Short-term employee benefits
Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expense in that period when the employees render service.
B.Pensions
(a)Defined contribution plans
For defined contribution plans, the contributions are recognized as pension expense when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.
(b)Defined benefit plan
i.Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability; when there is no deep market in high-quality corporate bonds, the Group uses interest rates of government bonds (at the balance sheet date) instead.
ii.Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

4(21)    Employee share-based payment
A.For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.
B.If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period.
4(22)    Income tax
A.The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the tax is recognized in other comprehensive income or equity.
B.The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities. An additional tax is levied on the unappropriated retained earnings of the Company’s subsidiary in Taiwan and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.
C.Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred income tax is not accounted for if it arises from initial recognition of goodwill or of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
D.Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred income tax assets are reassessed.
E.Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax income assets against current income tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

4(23)    Share capital
A.Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.
B.Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders.
4(24)    Revenue recognition
A.The Group has three major revenue streams: (1) Licensing; (2) AR/AI cloud solutions and Subscription; and (3) Advertisement. Among that (1) Licensing and (2) AR/AI cloud solutions and Subscription constitute our core SaaS solutions.
B.In terms of Licensing, it could be divided into the following two categories:
(a)Designing and developing apps to brand customers
The Group delivers services based on customers’ requests. Once the customer accepts and the customized apps or licenses have been transferred, no further upgrade or revise service would be made by the Group. The customer receives and consumes the benefits provided by the Group at the point the customized apps or licenses have been transferred to them. Those services are only created for the specific customer without alternative use to the Group, and the right to payment is irrelevant to the performance obligation’s milestone. As a result, revenue is recognized at a point in time.
(b)Granting license of self-developed technologies to brand customers
The Group promises to provide a right to use the Group’s intellectual property as that intellectual property exists at the point in time at which the license is granted to the customer. The licensing includes licensing offline technology SDK (Software Development Kit) and AR/AI offline solutions. The SDK is to implement virtual try-on function to apps of brand customers which allow app users visiting. The AR/AI offline solutions is to implement virtual try-on function to applications which used in retail store. Once the function is implemented, the Group has fulfilled its performance obligation without further update. The brand customer can direct the use of, and obtain substantially all of the remaining benefits from the license at the point in time at which the license transfers.
C.In terms of AR/AI cloud solutions and Subscription, the AR/AI cloud solutions are provided to brand customers, and the Subscription is provided to individual customers. Customers simultaneously receive and consume the benefits provided by the Group’s performance.
(a)For AR/AI cloud solutions:
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
(b)For Subscription:
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
D.In terms of Advertisement, revenue is generated from the advertisements displayed by advertisement network service providers (ad networks) in the Group’s apps. The consideration of such service is determined based on the frequency of click or impression (usage-based) of the advertisement, which should be treated as a variable consideration. The typical contract term is monthly. The numbers of advertisements are delivered and the associated fees are tracked on a daily basis, and the Group recognized revenue on a monthly basis based on the daily collected information.
E.When the Group enters into contracts which contain multiple performance obligations through B to D, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group sells a good or service separately to a customer.
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
5.    Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty
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
5(2)    Critical accounting estimates and assumptions:
A.Fair value measurement of warrant liabilities
Public Warrants, Private Placement Warrants and Forward Purchase Warrants assumed in connection with the Recapitalization were recognized under financial liabilities at fair value through profit or loss. The fair value of the warrants were measured at fair value using Monte Carlo simulation model on the Closing Date. The fair value of the Public Warrants was subsequently measured based on the listed market price. The fair value of the Private Placement Warrants and Forward Purchase Warrants were subsequently measured using a Monte Carlo simulation model each measurement date.
As of December 31, 2022 and 2023, the carrying amounts of the Group’s warrant liabilities were $3,207 and $1,566, respectively. Please refer to Note 6(8) for the warrant liabilities information and refer to Note 12(2) for the financial instruments fair value information.
B.Fair value measurement of earnout shares
The valuation of the Group’s Sponsor Earnout Promote Shares on the Closing Date requires the use of option pricing models or other valuation techniques. The fair value is determined using a Monte Carlo simulation model for the Sponsor Earnout Promote Shares. Please refer to Note 6(12) for the key assumption used for estimating the fair value of the Sponsor Earnout Promote Shares.
C.Fair value measurement of Perfect Class A Ordinary Shares
For the calculation of the listing expense, the Company issued an aggregate of 6,764 thousand shares to acquire Provident’s net assets on the Closing Date, excluding the impact of PIPE and FPA investors. The fair value used to measure the Company’s Class A Ordinary Shares are the based on the opening market price of Provident of $8.35 (in dollars) per share as of October 28, 2022. Please refer to Note 6(26) “Recapitalization”.
6.    Details of Significant Accounts
6(1)    Cash and cash equivalents

	December 31, 2022	December 31, 2023
Petty cash	$1	$1
Checking accounts	1,279	2,139
Demand deposits	11,777	12,547
Time deposits	149,300	109,000
Others	259	184
	$162,616	$123,871

A.The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote. As of December 31, 2023, the majority of our cash and cash equivalents, 93%, are denominated in U.S. Dollars.
B.The Group has no cash and cash equivalents pledged to others.
6(2)    Current financial assets at amortized cost

	December 31, 2022	December 31, 2023
Time deposits with maturities over three months	$30,000	$30,300
A.The Group has no financial assets at amortized cost pledged to others.
B.The counterparties of the Group's time deposits are financial institutions with high credit quality, so the Group expects that the probability of counterparty default is remote. As of December 31, 2023, 100% of current financial assets at amortized cost are denominated in U.S. Dollars.
C.Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(3)    Accounts receivable

	December 31, 2022	December 31, 2023
Accounts receivable	$7,756	$6,992
A.The ageing analysis of accounts receivable is as follows:

	December 31, 2022	December 31, 2023
Not past due	$6,062	$5,791
Up to 30 days	851	594
31 to 90 days	327	340
91 to 180 days	417	196
Over 181 days	99	71
	$7,756	$6,992
The above ageing analysis was based on days overdue.
B.As at December 31, 2022 and 2023, accounts receivable were all from contracts with customers. And as at January 1, 2022, the balance of receivables from contracts with customers amounted to $6,568.
C.As at December 31, 2022 and 2023, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $7,756 and $6,992, respectively.
D.Information relating to credit risk of accounts receivable is provided in Note 12(2).

6(4)    Other current assets

	December 31, 2022	December 31, 2023
Prepaid expenses	$4,617	$3,773
Others	88	269
	$4,705	$4,042
6(5)    Property, plant and equipment

	2022
	Leasehold improvements	Machinery	Office equipment	Total
At January 1
Cost	$516	$552	$48	$1,116
Accumulated depreciation	(393)	(296)	(20)	(709)
	$123	$256	$28	$407
Opening net book amount	$123	$256	$28	$407
Additions	58	107	—	165
Depreciation expense	(119)	(119)	(9)	(247)
Net exchange differences	(11)	(24)	(1)	(36)
Closing net book amount	$51	$220	$18	$289
At December 31
Cost	$521	$602	$46	$1,169
Accumulated depreciation	(470)	(382)	(28)	(880)
	$51	$220	$18	$289

	2023
	Leasehold improvements	Machinery	Office equipment	Total
At January 1
Cost	$521	$602	$46	$1,169
Accumulated depreciation	(470)	(382)	(28)	(880)
	$51	$220	$18	$289
Opening net book amount	$51	$220	$18	$289
Additions	154	128	7	289
Depreciation expense	(83)	(106)	(8)	(197)
Net exchange differences	—	(1)	—	(1)
Closing net book amount	$122	$241	$17	$380
At December 31
Cost	$675	$729	$53	$1,457
Accumulated depreciation	(553)	(488)	(36)	(1,077)
	$122	$241	$17	$380
The Group has no property, plant and equipment pledged to others.

6(6)    Leasing arrangements  —  lessee
A.The Group leases various assets including buildings and business vehicles. Rental contracts are typically made for periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets cannot be used as collateral for borrowing purposes and are prohibited from being subleased, sold or lent to others or corporations under any circumstances.
B.Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China and France. As of December 31, 2021, 2022 and 2023, lease commitments for short-term leases amounted to $112, $152 and $136, respectively.
C.The movements of right-of-use assets of the Group are as follows:

	2022
	Buildings	Business vehicles	Total
At January 1
Cost	$898	$149	$1,047
Accumulated depreciation	(377)	(50)	(427)
	$521	$99	$620
Opening net book amount	$521	$99	$620
Additions	137	76	213
Cost of derecognition	(137)	—	(137)
Derecognized accumulated depreciation	137	—	137
Depreciation expense	(361)	(95)	(456)
Net exchange differences	(45)	(9)	(54)
Closing net book amount	$252	$71	$323
At December 31
Cost	$809	$208	$1,017
Accumulated depreciation	(557)	(137)	(694)
	$252	$71	$323

	2023
	Buildings	Business vehicles	Total
At January 1
Cost	$809	$208	$1,017
Accumulated depreciation	(557)	(137)	(694)
	$252	$71	$323
Opening net book amount	$252	$71	$323
Additions	810	202	1,012
Cost of derecognition	(677)	(208)	(885)
Derecognized accumulated depreciation	677	161	838
Depreciation expense	(357)	(84)	(441)
Closing net book amount	$705	$142	$847
At December 31
Cost	$942	$202	$1,144
Accumulated depreciation	(237)	(60)	(297)
	$705	$142	$847
D.Lease liabilities relating to lease contracts:

	December 31, 2022	December 31, 2023
Total lease liabilities	$338	$868
Less: current portion (shown as ‘current lease liabilities’)	(251)	(481)
	$87	$387
E.The information on profit and loss accounts relating to lease contracts is as follows:

	Years ended December 31,
	2021	2022	2023
Items affecting profit or loss
Interest expense on lease liabilities	$9	$8	$15
Expense on short-term lease contracts	391	383	352
	$400	$391	$367
F.For the years ended December 31, 2021, 2022 and 2023, the Group’s total cash outflow for leases were $793, $848 and $802, respectively, including the interest expense on lease liabilities amounting to $9, $8 and $15, expense on short-term lease contracts amounting to $391, $383 and $352, and repayments of principal portion of lease liabilities amounting to $393, $457 and $435, respectively.

6(7)    Intangible assets

	2022
	Software	Other intangible assets	Total
At January 1
Cost	$78	$82	$160
Accumulated amortization	(33)	(27)	(60)
	$45	$55	$100
Opening net book amount	$45	$55	$100
Additions	78	15	93
Cost of disposals	(43)	—	(43)
Accumulated amortization on disposals	43	—	43
Amortization charge	(36)	(27)	(63)
Net exchange differences	(6)	(5)	(11)
Closing net book amount	$81	$38	$119
At December 31
Cost	$104	$89	$193
Accumulated amortization	(23)	(51)	(74)
	$81	$38	$119

	2023
	Software	Other intangible assets	Total
At January 1
Cost	$104	$89	$193
Accumulated amortization	(23)	(51)	(74)
	$81	$38	$119
Opening net book amount	$81	$38	$119
Additions	33	—	33
Amortization charge	(45)	(30)	(75)
Closing net book amount	$69	$8	$77
At December 31
Cost	$137	$89	$226
Accumulated amortization	(68)	(81)	(149)
	$69	$8	$77
Details of amortization on intangible assets are as follows:

	Years ended December 31,
	2021	2022	2023
Research and development expenses	$47	$63	$75

6(8)    Financial liabilities at fair value through profit or loss

	December 31, 2022	December 31, 2023
Non-current items:
Warrant liabilities	$8,431	$8,431
Add: Valuation adjustment	(5,224)	(6,865)
	$3,207	$1,566
A.    Amounts recognized in profit or loss and other comprehensive income in relation to financial liabilities at fair value through profit or loss are as follows:

	Years ended December 31,
	2021	2022	2023
Net gains (losses) recognized in profit or loss
Warrant liabilities	$—	$5,224	$1,641
Financial liabilities designated as at fair value through profit or loss - Preferred share liabilities	(150,745)	(99,001)	—
	$(150,745)	$(93,777)	$1,641
Net losses recognized in other comprehensive income
Financial liabilities designated as at fair value through profit or loss - Preferred share liabilities	$(58)	$(7)	$—
B.    Warrant liabilities
(a)As part of Business Combination, warrants sold and issued by Provident were automatically converted to Perfect Warrants. Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.
(b)As of December 31, 2023 there were 20,850 thousand warrants outstanding, consisting of 12,750 thousand Public Warrants, 6,600 thousand Private Placement Warrants and 1,500 thousand Forward Purchase Warrants (as defined below). Each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.
Public Warrants
Provident sold an aggregate of 11,500 thousand Public Warrants in the Provident Initial Public Offering. On November 20, 2023, 1,250 thousand Forward Purchase Warrants were converted into 1,250 thousand Public Warrants.
Private Placement Warrants
Provident privately issued and sold an aggregate of 6,600 thousand Private Warrants to the Sponsor simultaneously with the consummation of the Provident Initial Public Offering on January 7, 2021.
Forward Purchase Warrants
Pursuant to the Forward Purchase Agreements (“FPA”), Provident issued and sold to FPA Investors, an aggregate of 5,500 thousand Forward Purchase Shares and 2,750 thousand Forward Purchase Warrants in consideration for an aggregate purchase price of $55,000, as closed on October 27, 2022.

(c)Movements in all kinds of Perfect Warrants are as follows:

	Public Warrants (units in thousands)	Private Placement Warrants (units in thousands)	Forward Purchase Warrants (units in thousands)
At January 1, 2022	—	—	—
Converted from Provident’s warrants as part of business combination	11,500	6,600	2,750
Exercised	—	—	—
At December 31, 2022	11,500	6,600	2,750
Converted	1,250	—	(1,250)
At December 31, 2023	12,750	6,600	1,500
(d)Redemption of warrants when the price per Perfect Class A Ordinary Shares equal or exceed $18.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to Perfect Private Placement Warrants):
(i) in whole and not in part (ii) at a price of $0.01 (in dollars) per warrant (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”) and (iv) if, and only if, the last reported sale price of the Perfect Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 (in dollars) per share.
(e)Redemption of warrants when the price per Class A Ordinary Share equals or exceeds $10.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at $0.10 (in dollars) per warrant upon a minimum of 30 days’ prior written notice of redemption (iii) provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of Perfect Class A Ordinary Shares (iv) if, and only if, the Reference Value equals or exceeds $10.00 (in dollars) per share and (v) if the Reference Value is less than $18.00 (in dollars) per share, Perfect Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Perfect Public Warrants, as described above.
(f)Private Placement Warrants
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

C.    Financial liabilities designated as at fair value through profit or loss-Preferred share liabilities
The Company has issued a total of 242,331 thousand convertible preferred shares amounting $105,000 with no maturity for five rounds in total. In connection with the Recapitalization, the Company’s convertible preferred shares were canceled in exchange for 0.17704366 Perfect Class A or Class B Ordinary shares on October 28, 2022. Please refer to Note 6(13) “Share capital” for information of the conversion.
6(9)    Other payables

	December 31, 2022	December 31, 2023
Employee bonus	$4,038	$4,662
Payroll	2,130	2,228
Remuneration to directors	53	115
Promotional fees	1,039	1,090
Professional service fees	1,371	1,415
Sales VAT payables	175	126
Post and telecommunications expenses	173	171
Others	329	524
	$9,308	$10,331
6(10)    Provisions

	2022	2023
	Warranty	Warranty
At January 1	$1,058	$1,855
Additional provisions	897	677
Used during the year	—	(112)
Net exchange differences	(100)	(26)
At December 31	$1,855	$2,394
Analysis of total provisions:

	December 31, 2022	December 31, 2023
Current	$1,855	$2,394
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
6(11)    Pensions
A.Defined benefit plan
(a)The Group’s subsidiary, Perfect Mobile Corp. (Taiwan), was incorporated in Taiwan, which has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular foreign employees’ service years. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Perfect Mobile Corp. (Taiwan) contributes to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, Perfect Mobile Corp. (Taiwan) would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Perfect Mobile Corp. (Taiwan) will make contributions for the deficit by next March.
(b)The amounts recognized in the balance sheet are as follows:

	December 31, 2022	December 31, 2023
Present value of defined benefit obligations	$(84)	$(92)
Fair value of plan assets	11	13
Net defined benefit liability	$(73)	$(79)
(c)Movements in net defined benefit liability are as follows:

	2022
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At January 1	$(113)	$9	$(104)
Current service cost	(2)	—	(2)
Interest (expense) income	(1)	—	(1)
	(116)	9	(107)
Remeasurements:
Return on plan assets	—	1	1
Change in demographic assumptions	(8)	—	(8)
Change in financial assumptions	10	—	10
Experience adjustments	19	—	19
	21	1	22
Pension fund contribution	—	2	2
Net exchange differences	11	(1)	10
At December 31	$(84)	$11	$(73)

	2023
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At January 1	$(84)	$11	$(73)
Current service cost	(4)	—	(4)
Interest (expense) income	(1)	—	(1)
	(89)	11	(78)
Remeasurements:
Change in demographic assumptions	(1)	—	(1)
Experience adjustments	(3)	—	(3)
	(4)	—	(4)
Pension fund contribution	—	2	2
Net exchange differences	1	—	1
At December 31	$(92)	$13	$(79)
(d)The Bank of Taiwan was commissioned to manage the Fund of Perfect Mobile Corp. (Taiwan)’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. Perfect Mobile Corp. (Taiwan) has no right to participate in managing and operating that fund and hence Perfect Mobile Corp. (Taiwan) is unable to disclose the classification of plan assets fair value in, accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2022 and 2023 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.
(e)The principal actuarial assumptions used were as follows:

	Years ended December 31,
	2022	2023
Discount rate	1.50%	1.50%
Future salary increases	3.00%	3.00%
Future mortality rate was estimated based on the 5th Taiwan Standard Ordinary Experience Mortality Table.

Because the main actuarial assumption may change (mainly on discount rate and future salary increase rate), the present value of defined benefit obligation is affected. The analysis was as follows:

	Discount rate		Future salary increases
	Increase	Decrease	Increase	Decrease
	0.25%	0.25%	0.25%	0.25%
December 31, 2022
Effect on present value of defined benefit obligation	$(5)	$5	$5	$(5)
December 31, 2023
Effect on present value of defined benefit obligation	$(5)	$6	$5	$(5)
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
(f)Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2024 amount to $6.
(g)As of December 31, 2023, the weighted average duration of the retirement plan is 23 years. The expected timing of the future pension payment was as follows:

Within 1 year	$—
1-5 year(s)	—
Over 5 years	132
$132
B.Defined contribution plans
(a)Perfect Mobile Corp. (Taiwan) has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, Perfect Mobile Corp. (Taiwan) contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum when employees retire.
(b)The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the years ended December 31, 2021, 2022 and 2023 were $468, $501, and $527, respectively.
(c)The pension costs under local government law of other foreign subsidiaries for the years ended December 31, 2021, 2022 and 2023 were $143, $172, and $175, respectively.

6(12)    Share-based payment
A.Share Incentive Plan
On December 13, 2021, the Board approved and adopted the Share Incentive Plan to issue stock option of 30,000 thousand units. Prior to the recapitalization, each unit was eligible to subscribe for one Perfect Common Share.
In connection with the recapitalization, an equitable adjustment has been made to the exercised price, number of shares and class of shares to be issued. After recapitalization, all outstanding stock option units were converted as follows:
-5.65 units are eligible to subscribe for one Perfect Ordinary Share,
-the exercised price was also changed by the same ratio from $0.7 (in dollars) to $3.95 (in dollars) per share.
On October 25, 2022, the Board has approved and adopted an amendment to the Share Incentive Plan in response to the aforementioned recapitalization. Going forward one unit option is eligible for one Perfect Ordinary Share. The maximum number of Perfect Ordinary Shares that can be issued upon exercise of all options under the Share Incentive Plan are 5,311 thousand shares.
(a)For the year ended December 31, 2022 and 2023, the Group’s Share Incentive Plan’s terms and condition are as follows:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2022 (Note)		2023
	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)
Options outstanding at January 1	—	$—	2,063	$3.95
Options granted	2,143	3.95	2,288	4.93
Options forfeited	(80)	3.95	(278)	4.34
Options outstanding at December 31	2,063	3.95	4,073	4.47
Options exercisable at December 31	—		—
Note: The comparable amounts in above table have been amended to show the number of units based on new subscription ratio for all periods presented.
(c)As of December 31, 2022 and 2023, the range of exercise prices of stock options outstanding were $3.95 and $2.43 ~ $7.20 (in dollars) per share, respectively; the weighted-average remaining contractual period was 4.06 years and 3.06 ~ 4.84 years, respectively.

(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Grant date	Units granted (in thousands)	Stock price per share (in dollars)	Exercise price per share (in dollars)	Expected price volatility (Note ii)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per unit (in dollars)
Share Incentive Plan	2022.01.21 (Note i)	2,143	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.01.03	8	7.20	7.20	64.85%	3.87	0.00%	4.07%	3.7198
	2023.05.23	2,260	4.93	4.93	69.15%	3.88	0.00%	3.90%	2.6615
	2023.08.21	7	4.00	3.916	70.65%	3.88	0.00%	4.64%	2.2411
	2023.11.02	5	2.43	2.43	70.37%	3.88	0.00%	4.77%	1.3487
Note i: Stock price, exercise price and fair value of stock option granted on January 21, 2022 were adjusted in connection with the recapitalization.
Note ii: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.
B.Incentive Stock Option Plan
The Board of the Company has established two stock option plans, 2015 Incentive Stock Option Plan and 2018 Incentive Stock Option Plan (“Incentive Stock Option Plan”).
On November 22, 2021, the Company declared a notice pursuant to its Incentive Stock Option Plan. Based on the notice, all the unvested option shares granted by the Company to optionee becomes fully vested on November 22, 2021. The optionee may exercise the vested options within one month after November 22, 2021. Any options that are not exercised within such one month period shall be deemed cancelled and forfeited upon expiration of such period on December 22, 2021. On January 24, 2022, the Company has completed the conversion of 26,629 thousand of option shares to Perfect Common Shares and converted to Perfect Class A or Class B Ordinary Shares in connection with the Recapitalization.
(a)The following table illustrate the Group’s Incentive Stock Option Plan’s original terms and condition:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
2015 Incentive Stock Option Plan	Employee stock options	Equity	Four years, one month	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
2018 Incentive Stock Option Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%

(b)Movements of the Group’s Incentive Stock Option Plan prior to recapitalization are as follows:

	2021		2022
	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)
Options outstanding at January 1	23,046	$0.18	26,629	$0.21
Options granted	8,388	0.27	—	—
Options forfeited	(1,681)	0.22	—	—
Options exercised	(3,124)	0.10	(26,629)	0.21
Options outstanding at December 31	26,629	0.21	—	—
Options exercisable at December 31	26,629		—	—
(c)The weighted-average exercise price of stock options for the years ended December 31, 2021 and 2022, were all $0.1 ~ $0.3 (in dollars).
(d)As of December 31, 2021, the range of exercise prices of stock options outstanding were all $0.1 ~ $0.3 (in dollars); the weighted-average remaining contractual period was 0 year.
(e)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Range of stock price (in dollars)	Exercise price (in dollars)	Range of expected price volatility	Expected option life	Expected dividends	Range of risk free interest rate	Range of fair value per unit (in dollars)
2015 Incentive Stock Option Plan	$0.0564~0.1777	$0.1000	39.29%~42.25%	3.42	0.00%	0.45%~2.79%	$0.0080~0.0947
2018 Incentive Stock Option Plan	0.1689~0.8931	0.3000	39.16%~53.27%	3.88	0.00%	0.58%~2.29%	0.0228~0.6397
Note:    Expected price volatility rate was estimated by using historical volatility record of similar entities as the stock has no quoted market price.
C.Expenses incurred on share-based payment transactions are shown below:

	Years ended December 31,
	2021	2022	2023
Equity settled	$1,782	$2,175	$3,268
D.In 2022, the Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. Expense incurred for the years ended December 31, 2021, 2022 and 2023 was $—, $58 and $—, respectively. The fixed monetary value of equity awards of director compensation was paid in cash in the first year, resulting in expenses incurred for the year ended December 31, 2022, being paid in cash. In the future, the Group may compensate directors either entirely in cash or partially in cash and partially in equity.
E.Shareholder Earnout
The Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the

Business Combination Agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively. None of these conditions had been met in the period up through December 31, 2023.
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
F.Sponsor Earnout
In connection with the Business Combination Agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through December 31, 2023.
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
6(13)    Share capital
A.As of December 31, 2023, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,192, including 85,128 thousand Class A Ordinary Shares after the retirement of 16,320 thousand treasury shares and 27 thousand shares surrendered by a shareholder, and 16,789 thousand Class B Ordinary Shares. All proceeds from shares issued have been collected.

Perfect Class A Ordinary shares
Perfect Class A Ordinary shares have a par value of $0.1 (in dollars). Amounts received above the par value are recorded as share premium. Each holder of Perfect Class A Ordinary shares will be entitled to one vote per share. Class A Ordinary Shares are listed on NYSE under the trading symbol “PERF”.
Perfect Class B Ordinary shares
Perfect Class B Ordinary shares have a par value of $0.1 (in dollars). Perfect Class B Ordinary Shares have the same rights as Perfect Class A Ordinary Shares except for voting and conversion rights. Each Perfect Class B Ordinary Shares is entitled to 10 votes and is convertible into Perfect Class A Ordinary Shares at any time by the holder thereof. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share shall, automatically and immediately, without any further action from the holder thereof, convert into one Class A Ordinary Share when it ceases being beneficially owned by any of the Principals. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
B.Movements for the Company’s share capital are as follows:

		Common Shares		Perfect Class A Ordinary Shares		Perfect Class B Ordinary Shares		Total
	Note	Shares (in thousand)	Amount	Shares (in thousand)	Amount	Shares (in thousand)	Amount	Amount
At January 1, 2021		298,397	$29,840	—	$—	—	$—	$29,840
Employee stock option exercised		3,124	312	—	—	—	—	312
At December 31, 2021	(a)	301,521	30,152	—	—	—	—	30,152
Employee stock option exercised		26,629	2,663	—	—	—	—	2,663
Conversion as part of recapitalization	(b)	(328,150)	(32,815)	84,211	8,421	16,789	1,679	(22,715)
Shares Issuance to exchange Provident outstanding shares	(c)	—	—	17,264	1,726	—	—	1,726
At December 31, 2022	(a)	—	—	101,475	10,147	16,789	1,679	11,826
Shares retired	(d)	—	—	(16,347)	(1,634)	—	—	(1,634)
At December 31, 2023		—	$—	85,128	$8,513	16,789	$1,679	$10,192

(a)As of December 31, 2021, the Company’s authorized capital was $82,000, consisting of 820,000 thousand shares of stock (including 45,000 thousand shares reserved for employee stock options). The paid-in capital was $30,152, consisting of 301,521 thousand shares of ordinary stock with a par value of $0.1 (in dollars) per share. All proceeds from shares issued have been collected.
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
(b)Pursuant to the Business Combination Agreement, dated as of March 3, 2022, the outstanding Perfect Preferred Shares were automatically converted into Perfect Common Shares, then immediately such shares were canceled in exchange for 0.17704366 Perfect Class A and Class B Ordinary shares on the Closing Date. The exchange of the Perfect Shares for the Perfect Class A and Class B ordinary shares is reflected in the table below.

Share type before share combination	Number of shares (in thousand) before share combination	Conversion ratio	Share type after share conversion	Number of shares (in thousand) after share conversion
Common shares	241,650	0.17704366	Class A Ordinary Shares	42,782
Preferred share	234,003			41,429
Subtotal	475,653			84,211
Common shares	86,500	0.17704366	Class B Ordinary Shares	15,314
Preferred share	8,328			1,475
Subtotal	94,828			16,789
Total	570,481			101,000
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
$446,217
(c)In connection with the closing of the Business Combination, the Company issued (i) 17,264 thousand Perfect Class A Ordinary Share with a par value of $0.1 (in dollars) to former holders of Provident Ordinary Shares, including (a) 1,349 thousand Class A Ordinary Share to Public Shareholders who did not exercise their right to redeem any Provident Public Shares before the Closing, (b) 5,415 thousand Class A Ordinary Shares to the Sponsor and three directors and two advisors of Provident (c) 5,500 thousand Class A Ordinary Shares to FPA Investors and (d) 5,000 thousand Class A Ordinary Shares to PIPE Investors. (ii) 20,850 thousand Warrant to holders of Public Warrants, Private Placement Warrants and Forward Purchase Warrants for a total amount of $112,893.

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
(d)On October 26, 2023, the Company completed the retirement of 191 thousand of Class A Ordinary shares. These retired shares were acquired as part of the share repurchase plan announced on May 4, 2023.
On November 29, 2023, a shareholder surrendered 27 thousand of Class A Ordinary shares for personal reason, and those ordinary shares were canceled.
On December 29, 2023, the Company completed the retirement of 16,129 thousand of Class A Ordinary shares. These retired shares were acquired from the tender offer announced on November 27, 2023.
The reconciliation of the capital surplus due to shares repurchased and retired is provided in Note 6(14).
C.Share Repurchase Plan
On May 4, 2023, the Board of Directors approved a share repurchase plan authorizing the Company may repurchase up to $20,000 of its Class A Ordinary shares over the next 12-month period. During the period from May 8, 2023 to December 31, 2023, the Company repurchased 259 thousand of Class A Ordinary shares with a total consideration paid amounted $1,064 and retired 191 thousand shares repurchased from this plan. The remaining 68 thousand shares have been recorded as treasury shares on the Company's balance sheet as of December 31, 2023 and retired on February 7, 2024.
D.Tender Offer
On November 24, 2023, the Board of Directors approved a tender offer, which commenced on November 27, 2023, and withdrawal rights expired on December 26, 2023, to purchase up to 16,129 thousand shares of Class A Ordinary at a price of $3.10 (in dollars) per share for an aggregate purchase price of approximately $50,000. The Company completed the repurchase, and all the purchased shares were retired on December 29, 2023.
6(14)    Capital surplus
Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

The following tables illustrates the detail of capital surplus:

	December 31, 2022	December 31, 2023
Additional paid-in capital	$554,209	$477,734
Other:
Employees’ stock option cost	2,162	5,430
Directors’ share-based compensation	58	—
Retirement of treasury shares	—	27,235
Subtotal	2,220	32,665
	$556,429	$510,399
The following table illustrates the reconciliation of the capital surplus due to shares repurchased and retired:

	Capital stock	Additional paid-in capital	Other	Treasury shares	Total
Share Repurchase Plan:
Shares repurchased	$—	$—	$—	$(1,064)	$(1,064)
Shares retired	(19)	(893)	38	874	—
Shares Surrender	(2)	2	—	—	—
Tender Offer	(1,613)	(75,584)	27,197	—	(50,000)
	$(1,634)	$(76,475)	$27,235	$(190)	$(51,064)
6(15)    Accumulated deficits
Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.
6(16)    Revenue

	Years ended December 31,
	2021	2022	2023
Revenue from contracts with customers	$40,760	$47,300	$53,505
A.Disaggregation of revenue from contracts with customers
(a)The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

2021	United States	Japan	France	Others	Total
Revenue from external customer contracts	$20,173	$4,520	$3,206	$12,861	$40,760
Timing of revenue recognition:
At a point in time	$5,114	$676	$771	$2,331	$8,892
Over time	15,059	3,844	2,435	10,530	31,868
	$20,173	$4,520	$3,206	$12,861	$40,760

2022	United States	Japan	France	Others	Total
Revenue from external customer contracts	$24,291	$4,717	$3,431	$14,861	$47,300
Timing of revenue recognition:
At a point in time	$5,126	$871	$590	$1,979	$8,566
Over time	19,165	3,846	2,841	12,882	38,734
	$24,291	$4,717	$3,431	$14,861	$47,300

2023	United States	Japan	France	Others	Total
Revenue from external customer contracts	$24,992	$4,301	$4,170	$20,042	$53,505
Timing of revenue recognition:
At a point in time	$4,380	$523	$471	$2,214	$7,588
Over time	20,612	3,778	3,699	17,828	45,917
	$24,992	$4,301	$4,170	$20,042	$53,505
(b)Alternatively, the disaggregation of revenue could also be distinct as follows:

	Years ended December 31,
	2021	2022	2023
AR/AI cloud solutions and Subscription	$29,470	$36,915	$44,755
Licensing	8,857	8,432	7,546
Advertisement	2,398	1,819	1,162
Others (Note)	35	134	42
	$40,760	$47,300	$53,505
Note: Others are immaterial revenue streams to the Group.
(c)The revenue generated from AR/AI cloud solutions was $17,834, $20,685, and $18,238 for the years ended December 31, 2021, 2022 and 2023, respectively.
B.Contract assets and liabilities
(a)The Group has recognized the following revenue-related contract assets mainly arose from unbilled receivables and contract liabilities mainly arose from sales contracts with receipts from customers in advance. Generally, the contract period is one year, the contract liabilities are reclassified as revenue within the following one year after the balance sheet date.

	December 31, 2022	December 31, 2023
Contract assets:
Unbilled revenue	$3,660	$2,770
Contract liabilities:
Advance sales receipts	$13,024	$15,346

(b)Revenue recognized that was included in the contract liability balance at the beginning of the period

	Years ended December 31,
	2021	2022	2023
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$4,782	$8,831	$12,738
(c)Unsatisfied contracts
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2022 and 2023, amounting to $ 23,653 and $ 28,133, respectively. The Group expects that 85% of the transaction price allocated to the unsatisfied contracts as of December 31, 2023, are expected to be recognized as revenue less than one year. The remaining 15% is expected to be recognized as revenue from 2025 to 2027.
6(17)    Interest income

	Years ended December 31,
	2021	2022	2023
Interest income from bank deposits	$131	$1,977	$4,188
Interest income from financial assets at amortized cost	—	52	5,309
Imputed interest on deposit	—	—	1
	$131	$2,029	$9,498
The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.
6(18)    Other income

	Years ended December 31,
	2021	2022	2023
Subsidy from government	$21	$1	$21
Others	97	74	12
	$118	$75	$33
6(19)    Other gains and losses

	Years ended December 31,
	2021	2022	2023
Foreign exchange gains (losses)	$(893)	$1,303	$34
Gains (losses) on financial liabilities at fair value through profit or loss	(150,745)	(93,777)	1,641
	$(151,638)	$(92,474)	$1,675
Please refer to Note 6(8) for details of gains (losses) on financial liabilities at fair value through profit or loss.

6(20)    Finance costs

	Years ended December 31,
	2021	2022	2023
Interest expense – lease liabilities	$9	$8	$15
6(21)    Costs and expenses by nature

	Years ended December 31,
	2021	2022	2023
Cost of goods sold	$2	$39	$3
Employee benefit expenses	23,472	27,300	27,956
Promotional fees	10,841	7,517	9,565
Platform fees	4,286	5,518	8,708
Professional service fees	3,753	8,537	6,888
Insurance expenses	82	459	2,102
Warranty cost	734	897	677
Depreciation of right-of-use assets	389	456	441
Depreciation of property, plant and equipment	209	247	197
Amortization of intangible assets	47	63	75
Listing expense	—	65,264	—
Others	1,982	2,077	2,553
	$45,797	$118,374	$59,165
6(22)    Employee benefit expenses

	Years ended December 31,
	2021	2022	2023
Wages and salaries	$19,328	$22,083	$21,263
Remuneration to directors	—	112	553
Employee insurance fees	1,218	1,376	1,349
Pension costs	613	676	707
Employee stock options	1,782	2,117	3,268
Other personnel expenses	531	936	816
	$23,472	$27,300	$27,956

6(23)    Income tax
A.Income tax expense

	Years ended December 31,
	2021	2022	2023
Current income tax:
Current tax expense recognized for the current period	$300	$390	$144
Prior year income tax underestimation	9	3	—
Total current tax	309	393	144
Deferred income tax:
Origination and reversal of temporary differences	(47)	(101)	(29)
Taxable losses	155	—	—
Total deferred income tax	108	(101)	(29)
Income tax expense	$417	$292	$115
B.Reconciliation between income tax expense and accounting loss:

	Years ended December 31,
	2021	2022	2023
Tax calculated based on loss before tax and statutory tax rate (Note i)	$(1,132)	$(368)	$(221)
Effects from items disallowed by tax regulation	32	46	18
Effects from non-deductible offshore income tax	110	147	6
Temporary difference not recognized as deferred income tax assets	497	141	702
Prior year income tax underestimation	9	3	—
Taxable loss not recognized as deferred income tax assets	893	638	1,732
Change in assessment of realization of deferred income tax assets	—	(301)	(2,139) (Note ii)
Effects from other states apart from where United States subsidiary registered	7	8	8
Others	1	(22)	9
Income tax expense	$417	$292	$115
Note i: As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.0%. Hence, there was no tax impact to the Company. The difference between the Company’s domestic statutory income tax rate and its income tax expense is due to the effect of the tax rates in the other jurisdictions in which the Company operates. The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate.
Note ii: The change in assessment of the realization of deferred income tax assets mainly consists of the use of net operating loss (NOL).

The following table illustrates the statutory tax rates for significant jurisdictions that the Company operates:

	Years ended December 31,
Jurisdictions	2021	2022	2023
United States (Federal/State)	21%/8.84%	21%/8.84%	21%/8.84%
Japan	34.45%	35.73%	34.60%
Taiwan	20%	20%	20%
C.Amounts of deferred income tax assets or liabilities as a result of temporary differences and tax losses are as follows:

	2022
	January 1	Recognized in profit or loss	Net exchange differences	December 31
Deferred income tax assets:
– Temporary differences:
Unrealized expenses	$158	$91	$(21)	$228
Unrealized exchange losses	(2)	2	—	—
Others	9	8	(1)	16
	$165	$101	$(22)	$244

	2023
	January 1	Recognized in profit or loss	Net exchange differences	December 31
Deferred income tax assets:
– Temporary differences:
Unrealized expenses	$228	$43	$(15)	$256
Others	16	(14)	(1)	1
	$244	$29	$(16)	$257
D.Expiration dates of unused taxable losses and amounts of unrecognized deferred income tax assets are as follows:

	December 31, 2023
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred income tax assets	Expiry year
2016	$4,867	$4,043	$4,043	2036
2017	3,601	3,601	3,601	2037
2018	7,522	2,820	2,820	2028~no expiration
2019	918	918	918	2024~2029
2020	903	903	903	2030
2021	3,594	3,594	3,594	no expiration
2022	3,271	3,271	3,271	2027~no expiration
2023	6,030	6,030	6,030	2028~no expiration
	$30,706	$25,180	$25,180

E.The amounts of deductible temporary difference that are not recognized as deferred income tax assets are as follows:

	December 31, 2022	December 31, 2023
Deductible temporary differences	$614	$3,424
6(24)    Earnings (loss) per share

	Year ended December 31, 2021
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Loss per share (in dollars)
Basic loss per share
Loss attributable to ordinary shareholders of the parent	$(156,852)	52,965	$(2.96)
Dilutive loss per share
Loss attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$(156,852)	52,965	$(2.96)

	Year ended December 31, 2022
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Loss per share (in dollars)
Basic loss per share
Loss attributable to ordinary shareholders of the parent	$(161,744)	68,337	$(2.37)
Dilutive loss per share
Loss attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$(161,744)	68,337	$(2.37)

	Year ended December 31, 2023
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$5,416	118,024	$0.05
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$5,416	118,024	$0.05
Note: Employee stock options was excluded from the calculation of diluted earnings (loss) per share as it is anti-dilutive for the years ended December 31, 2021, 2022 and 2023.

6(25)    Changes in liabilities from financing activities

	2021
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$108,427	$340	$108,767
Changes in cash flow from financing activities	—	(393)	(393)
Net exchange differences	—	13	13
Change in fair value through profit and loss	150,745	—	150,745
Change in fair value through other comprehensive income	58	—	58
Changes in other non-cash items – additions	—	678	678
At December 31	$259,230	$638	$259,868

	2022
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$259,230	$638	$259,868
Changes in cash flow from financing activities	—	(457)	(457)
Net exchange differences	—	(56)	(56)
Warrants assumed in connection with the Recapitalization	8,431	—	8,431
Exchange of preferred shares	(358,238)	—	(358,238)
Change in fair value through profit and loss	93,777	—	93,777
Change in fair value through other comprehensive income	7	—	7
Changes in other non-cash items – additions	—	213	213
At December 31	$3,207	$338	$3,545

	2023
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$3,207	$338	$3,545
Changes in cash flow from financing activities	—	(435)	(435)
Change in fair value through profit and loss	(1,641)	—	(1,641)
Changes in other non-cash items – additions	—	1,012	1,012
Changes in other non-cash items – lease modification	—	(47)	(47)
At December 31	$1,566	$868	$2,434

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
Perfect has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:
•the former owners of Perfect hold the largest portion of voting rights in the combined company;
•Perfect has the right to appoint a majority of the directors in the combined company;
•Perfect’s existing senior management team comprise a majority of management of the combined company;
•the operations of Perfect represent the ongoing operations of the combined company; and
•Perfect is the larger one of the combining entities based on the fair value, assets, revenues and profit/loss.
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
The Recapitalization also involved:
•Provident and certain investors (the “FPA Investors”) entered into certain FPA, pursuant to which the FPA Investors agreed to subscribe for and purchase, and Provident agreed to issue and sell to such FPA Investors, collectively, 5,500 thousand Provident Class A Ordinary Shares and 2,750 thousand warrants to purchase Provident Class A Ordinary Shares in consideration for an aggregate purchase price of $55,000 (the “FPA Investment”).
•Certain investors (the “PIPE Investors”), entered into Subscription Agreements, pursuant to which, the PIPE Investors purchased, concurrently with the closing of the Transaction, in the aggregate,

5,000 thousand Provident Class A Shares for $10.00 (in dollars) per share, for an aggregate purchase price of $50,000 (the “PIPE Investment”).
•Shares to be issued for Perfect shareholders pursuant to Business Combination Agreements and Shares to be issued for Provident pursuant to Sponsor Letter Agreement. Please refer to Note 6(12) “Share-based payment”.
•Professional service expenditures of $1,594 and $5,888 incurred to facilitate listing on the NYSE for the years ended December 31, 2021 and 2022 which, in addition to the $65,264 listing expense described in the table above, has resulted in a total of $1,594 and $71,152 being recognized in profit or loss for the years ended December 31, 2021 and 2022.
7.    Related Party Transactions
7(1)    Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)
Note: CyberLink owns more than 30% of the Company’s issued and outstanding ordinary shares.
7(2)    Significant related party transactions
A.Revenue

		Years ended December 31,
	Description	2021	2022	2023
CyberLink	Revenue-others (service revenue)	$35	$28	$32
Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as third parties.
B.Other payables

	December 31, 2022	December 31, 2023
CyberLink	$38	$26
CyberLink-Japan	25	24
	$63	$50
Other payables are mainly expenses from professional service, rental and payments on behalf of others.
C.Operating expenses

		Years ended December 31,
	Description	2021	2022	2023
CyberLink	Management service fee	$128	$80	$48
CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity supports and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as third parties.

D.Lease transactions — lessee/rent expense
(a)The Group leases offices from CyberLink and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. The rents were paid to CyberLink and CyberLink-Japan at the beginning of next month and each quarter, respectively.

(b)Rent expense

	Years ended December 31,
	2021	2022	2023
CyberLink-Japan	$99	$90	$84
(c)Acquisition of right-of-use assets:

	Years ended December 31,
	2021	2022	2023
CyberLink	$530	$—	$477
(d)Lease liabilities
i.Outstanding balance:

	December 31, 2022	December 31, 2023
Total lease liabilities	$145	$381
Less: Current portion (shown as ‘current lease liabilities’)	(145)	(238)
	$—	$143
ii.Interest expense

	Years ended December 31,
	2021	2022	2023
CyberLink	$4	$5	$6
7(3)    Key management compensation

	Years ended December 31,
	2021	2022	2023
Salaries and other short-term employee benefits	$1,711	$2,330	$2,484
Share-based payment	314	416	552
Post-employment benefits	12	11	10
	$2,037	$2,757	$3,046
The unpaid portion of the aforementioned information were $112 and $115 for December 31, 2022 and 2023.
8.    Pledged Assets
None.

9.    Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)    Contingencies
None.
9(2)    Commitments
Except for Notes 6(6), 6(8) and 7(2), there is no other significant commitments.
10.    Significant Disaster Loss
None.
11.    Significant Events After the Balance Sheet Date
None
12.    Others
12(1)    Capital management
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
As of December 31, 2022 and 2023, the Group’s gearing ratios are as follows:

	December 31, 2022	December 31, 2023
Total liabilities	$28,309	$30,957
Total equity	$181,964	$139,406
Gearing ratio	0.16	0.22
12(2)    Financial instruments
A.Financial instruments by category

	December 31, 2022	December 31, 2023
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$162,616	$123,871
Current financial assets at amortized cost	30,000	30,300
Accounts receivable	7,756	6,992
Other receivables	314	343
Guarantee deposits paid	125	140
	$200,811	$161,646

	December 31, 2022	December 31, 2023
Financial liabilities
Financial liabilities at fair value through profit or loss
Warrant liabilities	$3,207	$1,566
Financial liabilities at amortized cost
Other payables (including related parties)	$9,371	$10,381
Guarantee deposits received	25	25
	$9,396	$10,406
Lease liabilities	$338	$868
B.Financial risk management policies
(a)The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position and financial performance.
(b)Risk management is carried out by the Group’s finance department under policies approved by the management team. The Group’s finance department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.
C.Significant financial risks and degrees of financial risks
(a)Market risk
Foreign exchange risk
i.The Group operates internationally and is exposed to exchange rate risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD, JPY, RMB and EUR. Exchange rate risk arises from future commercial transactions and recognized assets and liabilities. Notably, the subsidiary in Taiwan, Perfect Mobile Corp. (Taiwan), changed its functional currency from NTD to USD starting from January 1, 2023. This change was made due to the majority of transactions being conducted in USD.

ii.The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: JPY, RMB and EUR). The information of and sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2022
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
USD:NTD	$22,660	30.71	$695,889	$22,660	1%	$227
EUR:NTD	833	32.72	27,256	888	1%	9
JPY:NTD	436,755	0.23	100,454	3,271	1%	33
Financial liabilities
Monetary items
USD:NTD	2,620	30.71	80,460	2,620	1%	26
USD:JPY	221	132.14	29,203	221	1%	2
USD:RMB	65	6.97	453	65	1%	1

	December 31, 2023
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$79,097	0.0326	$2,579	$2,579	1%	$26
EUR:USD	664	1.1064	735	735	1%	7
JPY:USD	317,217	0.0071	2,252	2,252	1%	23
Financial liabilities
Monetary items
EUR:USD	138	1.1064	153	153	1%	2
USD:JPY	168	141.39	23,754	168	1%	2
iii.The total exchange (loss) gain, including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2021, 2022 and 2023, amounted to $(893), $1,303 and $34, respectively.

(b)Credit risk
i.Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms and the contract cash flow of financial assets at amortized cost.
ii.The Group’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions to mitigate the risk of financial loss from defaults. The majority of cash and cash equivalents as well as current financial assets at amortized cost are held with financial institutions with a rating of ‘A’.
iii.The default occurs when the contract payments are past due over 180 days.
iv.The Group adopts following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:
If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.
v.The following indicators are used to determine whether the credit impairment of accounts receivable has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;
(ii)The disappearance of an active market for that financial asset because of financial difficulties.
vi.The Group classifies customers’ accounts receivable in accordance with geographic area and credit rating of customer. The Group applies the modified approach to estimate expected credit loss under the provision matrix basis.
vii.The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.
viii.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of accounts receivable.
ix.The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2021, 2022 and 2023.
(c)Liquidity risk
i.Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2022 and 2023, the Group held demand deposits and time deposits position of $191,077 and $151,847, respectively. The Group manages liquidity risk by ensuring that these balances are available to meet short-term cash needs. Time deposits withdrawn early receive a lower interest rate through the withdrawal date compared to the stated interest rate applicable on the nominal maturity date.

iii.The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: December 31, 2022	Less than 1 year	Between 2-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$3,207	$—
Other payables (including related parties)	9,371	—	—
Lease liabilities (Note)	255	89	—
Guarantee deposits received	—	25	—

Non-derivative financial liabilities: December 31, 2023	Less than 1 year	Between 2-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,566	$—
Other payables (including related parties)	10,381	—	—
Lease liabilities (Note)	496	392	—
Guarantee deposits received	—	25	—
Note: The amount included the interest of estimated future payments.
12(3)    Fair value information
A.The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:
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
B.The carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, accounts payable, other payables (including related parties) and guarantee deposits received) are approximate to their fair values.
C.The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the liabilities at December 31, 2022 and 2023 are as follows:
(a)The related information of natures of the liabilities is as follows:

December 31, 2022	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$1,769	$1,438	$—	$3,207

December 31, 2023	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$954	$612	$—	$1,566
(b)The methods and assumptions the Group used to measure fair value are as follows:
i.Except those mentioned in point (ii) ~ (iv) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and other payables) approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(2).
ii.Fair value of the Perfect Public Warrants is determined based on market quotation price.
iii.Fair value of the Perfect Private Placement Warrants and Forward Purchase Warrants are determined based on the Perfect Public Warrants with adjustments to the implied volatility.
iv.The methods and assumptions of fair value measurement are as follows:
Preferred share liabilities
The fair value measurement takes the following 2 methods into account:
(i)The recent fund raising prices as the first priority consideration if applicable.
(ii)If there are no recent fund raising prices as applicable, using market approach by considering market comparable entities and income approach to calculate total equity value first, and conduct equity value allocation via option pricing model under different scenarios (IPO and liquidation) to calculate probability weighted value of all classes of equities (including preferred shares).
In connection with the SPAC transaction closing on October 28, 2022, the fair value of preferred shares was measured based on the quoted market price which was viewed as the market participants’ expectations for the Company’s value.
D.The following chart is the movement of Level 3 for the year ended December 31, 2022:

2022
Compound instrument: Convertible preferred shares
At January 1, 2022	$259,230
Gains and losses recognized in profit or loss
Recorded as non-operating income and expenses	99,001
Gains and losses recognized in other comprehensive income
Recorded as credit risk changes in financial instrument through other comprehensive income	7
Transfers to Level 2	(358,238)
At December 31, 2022	$—
E.Along with the insufficient observable market information became available in connection with the SPAC transaction closing on October 28, 2022, the Company transferred the fair value from Level 3 into Level 2 and convertible preferred shares were automatically converted into Perfect Ordinary Shares immediately upon the closing.
For the year ended December 31, 2021 and 2023, there was no transfer into or out from Level 3.
13.    Segment Information
13(1)    General information
Although the Group has multiple operating segments by geography, the management takes the aggregation criteria outlined in Paragraphs 11 to 14 of IFRS 8 into consideration to decide the reportable operating segments. In light of the qualitative and quantitative criteria, the Group concluded that it has only one reportable operating segment.
13(2)    Geographical information
Geographical information for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	Revenue	Revenue	Revenue
United States	$20,173	$24,291	$24,992
Japan	4,520	4,717	4,301
France	3,206	3,431	4,170
Others	12,861	14,861	20,042
	$40,760	$47,300	$53,505
Geographical information on the revenue shows the location in which sales were generated. Non-current assets amounted to $731 and $1,304 as of December 31, 2022 and 2023, respectively.
Substantially all of the Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, are located in Taiwan.
13(3)    Major customer information
Major customer information of the Group (exceed 10% of revenue) for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	Revenue	Revenue	Revenue
Client A	$5,869	$5,195	$4,416
Note: Client A does not exceed 10% of revenue for the year ended December 31, 2023.