Form 20-F
period 2024-12-31
Perfect Corp.
filed 2025-03-28
CIK 1899830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

As of December 31, 2024:
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
Yes __ No __

i

Forward-Looking Statements
This annual report includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “seek,” “schedule,” or similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about our business strategy and plans, future financing efforts, our future market position and growth prospects, expected operating results, our ability to realize the benefits of the Business Combination, and other matters described in “Item 4. Information on the Company” and “Item 5.Operating and Financial Review and Prospects.”
These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including, among other things:
•our ability to increase user download and engagement with our mobile apps and webs, including our ability to attract consumers to purchase our subscription plans available on our mobile apps and webs to unlock premium features of our products;
•our ability to innovate, develop and provide market competitive product offerings or upgrade our existing product offerings in response to rapidly-evolving consumer preferences in a timely and cost-effective manner;
•our ability to grow and retain active subscribers’ subscriptions to the premium features of our mobile apps and web services;
•the intensity of competition in the mobile app and web services market, including the development of Generative AI technologies, which may introduce new emerging technologies and competitors for AI photo, AI video use cases;
•the rate of adoption of AI- and AR- virtual try-on technology by consumers, brands, and retailers, and any changes in consumer preferences or shopping habits;
•our ability to retain and expand sales to existing brands or attract new brands;
•the intensity of competition in the enterprise business market, including the emergence of new competitors, the development of competing technologies, and pricing pressures;
•changes in applicable laws or regulations, especially laws and regulations related to privacy and data protection;
•our need to retain, attract or maintain high-quality personnel;
•our ability to enforce, protect and maintain intellectual property rights; and
•our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain our management and key employees;
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
“AI” means artificial intelligence.
“AR” means artificial reality.
“API” means application programming interface.
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

“Active subscribers” means users who have subscribed to the paid premium features of our mobile apps or web services and maintain an active subscription as of the applicable measurement date. This includes users on annual, monthly, or any other subscription plans offered by our mobile apps or web services.
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
“Churn” means a brand customer who does not have any Recurring Contract Revenue in the following year in the calculation of NDRR. For example, a brand customer is Churn in 2024 if the current contract period ended in 2023 and there is no new contract with such customer in 2024.
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
“CyberLink International” means CyberLink International Technology Corp., a British Virgin Islands exempted company.
“Director Equity Incentive Plan” means the 2023 Director Equity Incentive Plan adopted by the Company’s Board on October 23, 2023, as amended.
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
“New Taiwan Dollar,” “NT Dollar” and “NTD” mean the legal currency of Taiwan.
“NYSE” means the New York Stock Exchange.
“Ordinary Shares” means collectively, Class A Ordinary Shares, Class B Ordinary Shares, and any other class or series of ordinary shares Perfect Corp. may issue from time to time.
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
“Perfect Taiwan” means Perfect Mobile Corp., a company incorporated in Taiwan.
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
“Wannaby” means Wannaby Inc., a corporation incorporated in the State of Delaware.
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
Risks Related to Our Business and Industry
If we fail to grow or retain our mobile app and web service users, or if user engagement declines, our business and operating results may be materially and adversely affected.
The size of our user base and their engagement with our products are critical to the success of our B2C business. As of December 31, 2024, our apps had over 1.1 billion downloads. Our active subscribers have shown strong growth momentum, increasing from approximately 604,000 as of December 31, 2022 to 879,000 as of December 31, 2023, and surpassing one million as of December 31, 2024.
We expect existing paying subscribers to renew or upgrade their subscriptions, and we aim to continuously attract free users on our freemium model to purchase our subscription plans so as to unlock the premium features of our mobile app and web services. However, we cannot guarantee the effectiveness or the sustainability of these efforts.
The continued success of our B2C business depends on user retention, engagement, and conversion. This, in turn, relies on our ability to optimize and enhance our Generative AI solutions, delivering competitive products that meet evolving user preferences. However, the development and integration of advanced AI technologies are complex, costly, and time-consuming. If we fail to introduce timely and compelling updates or new offerings, or if our offerings fail to meet user expectations compared to our competitors, we risk losing users, engagement, and subscription growth.
Several factors could negatively impact our user growth, retention, and engagement, including:
•Challenges in optimizing or upgrading our AI- and AR-based solutions, particularly Generative AI, leading to less competitive offerings.
•Competitors launching superior or more cost-effective products, drawing users away.
•Prolonged economic downturns, reducing consumer spending on premium features.
•Slower organic growth due to weaker word-of-mouth referrals or in-app cross-promotion, potentially requiring higher marketing and acquisition costs.
•Technical or operational issues that disrupt service reliability or degrade user experience.
•Inadequate responses to user concerns about privacy, data security, and communication.
If we fail to maintain or expand our user base and engagement, the profitability of our B2C business will be directly impacted, potentially harming our overall business, operating results, and long-term monetization potential.
The consumer app market is rapidly evolving, especially with the introduction of Generative AI related functions. If the demand for AI photo and AI video markets stops or slows down, our business will be materially and adversely affected.
Our sustainable development of B2C business was benefited from the rapid growth of the demand and usage of mobile photo and video editing apps in recent years. The popularity of photo and video editing software has been fueled by the rise of the selfie culture, the popularity of social media and the increasing adoption of smartphones with high-definition cameras.
The increasingly growing demand for photo and video editing software driven by the increase and improvement in consumer content creation has prompted software providers to enhance their offerings by integrating into advanced features such as AR effects, AI editing and layer editing, powered by the Generative AI technologies. If the demand for photo and video editing software slows, if we fail to accurately predict consumer demand and preferences for our mobile apps or web services, or if we fail to promptly adapt or introduce new product offerings to meet the evolving preferences and needs of our consumers, our business and operating results may be materially and adversely affected.
In particular, we anticipate encountering inherent risks and challenges in the developing and rapidly evolving consumer app markets, which include our ability to, among other things:
•develop and optimize the Generative AI solutions integrated into our product offerings,

•develop and launch diversified and distinguishable products and premium features catering to consumers’ evolving needs in a timely and cost-effective manner;
•introduce innovative premium features and competitive pricing to entice free users to purchase our subscription plans;
•continuously grow and retain the subscriptions to our premium features available on our YouCam suite of mobile apps and web services; and
•effectively address the emergence of new disruptive technologies, particularly AI-driven competition, to maintain the attractiveness and performance of our product offerings.

We make selective investments in new features and new enhancement to our existing mobile apps and web services which may not be successful and may not achieve expected returns.

Our sustainable growth in our B2C business depends heavily on our ability to continue to evolve our existing product offerings and introduce market-competitive products that effectively address the shifting consumer preferences and demands, so as to grow or retain our existing mobile app and web service users and convert free users into paying subscribers. To achieve this, we make selective investments in developing new products and services or enhancing our current offerings.

Since early 2023, we began developing Generative AI technologies by fully utilizing our in-house technology development capabilities and integrating Generative AI solutions into our product portfolio, enabling our consumers to create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. In 2024, we further upgraded our Generative AI solutions integrated into our product portfolio, powered by our in-house research and development team, to incorporate a significantly broader range of generative features, including, in addition to AI avatar, text-to-photo, AI-driven editing, etc. In response to the rapidly-evolving consumer demands and market conditions, we may introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience.

However, we may not be equipped with significant experience in these technologies and business areas, which may adversely affect our ability to successfully develop and monetize our product offerings. We may incur substantial costs, and may not be successful in generating profits, in connection with these efforts. In addition, the introduction of new products and services, or changes to existing products and services, may result in new or enhanced governmental or regulatory scrutiny, litigation or other complications that could adversely affect our reputation, business and operating results.
We also aim to continuously create new premium features and content, and innovate and improve on our existing product offerings. Although we believe that these efforts are likely to benefit the aggregate consumer experience and improve our financial performance over the long term, we may experience disruptions or declines in our active subscribers or user activity if new premium features cause technical issues that diminish the performance or attractiveness of our mobile apps and web services. Product innovation is inherently unpredictable and fraught with uncertainty. If our new or enhanced products fail to engage users, advertisers or business partners, or if we fail to grow or retain the existing subscription to the premium features available on our mobile apps or web services, we may fail to generate sustainable revenue, operating margin or other value to justify our investments, or maintain our market leadership in the consumer beauty and AI mobile apps, as well as in the beauty and fashion AI- and AR- industry. Any of these outcomes may seriously harm our business, in the short term, long term or both.
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
We operate in relatively new and rapidly evolving markets in beauty and fashion. If the development of the markets stops or slows down, our B2B business will be materially and adversely affected.
The AI- and AR- beauty and fashion technologies and markets are relatively new and rapidly evolving, which subjects our business to uncertainties and challenges relating to the growth and profitability of these markets as a whole. Our global addressable market is mainly driven by the growth in the beauty and fashion markets and the expected marketing and AI- and AR- spending by beauty and fashion brands, which depend on a number of factors, including overall consumer awareness about beauty and fashion products and services, brands’ deployment of digital marketing to create meaningful customer interaction and engagement, brands’ investment in omni-channels to build relationships with their customers, budgetary constraints of brands, regulatory changes and changes in broader economic conditions. If brands do not recognize our value proposition, a viable market may not develop further, or develop more slowly than we expect, and our business and operating results will be materially and adversely affected.
We have a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.
We launched our AR Makeup solution in 2015 and have offered other solutions and products over the recent years. We are still in the process of expanding into new segments of beauty and fashion tech market such as the aesthetic skin tech market. Our limited operating history makes it difficult to effectively assess our future prospects or forecast our future results. In particular, we anticipate encountering inherent risks and challenges in the developing and rapidly evolving beauty and fashion technologies and markets, which include our ability to, among other things:
•maintain and strengthen our competitive edge on our key technologies, including Generative AI technology;
•grow our brand portfolio and enhance the level of consumer engagement with brands;
•develop or implement additional strategic initiatives to further increase monetization of our products and services;
•successfully expand our business operations and enhance the value of our brand globally;
•develop and launch diversified and distinguishable products and premium features to effectively address the needs of brands and consumers;
•maintain a reliable, secure, high-performance and scalable technology infrastructure that can efficiently handle increased usage;
•develop and maintain relationships with brands, digital distribution platforms and other third parties;
•successfully compete with other companies that are currently in, or may in the future enter into, the markets that we operate in, or duplicate the features of our products;
•maintain our innovative company culture and continue to attract, retain and motivate talented employees; and
•defend ourselves against litigation, regulatory interference, claims concerning intellectual property or privacy or other aspects of our business.
Failure to adequately address any of the risks and challenges associated with these dynamic and evolving markets may adversely affect our business, financial condition and results of operations.

If we fail to retain and expand sales to existing brands, attract new brands, or sustain consumer engagement with these brands, our business, financial condition, and operating results may be materially and adversely affected.
Our brand portfolio and consumer engagement with these brands are critical to the success of our B2B business. As of December 31, 2024, we had 732 brands in our cumulative portfolio, serving approximately 90% of the top 20 beauty groups that have adopted AI- and AR-based technologies. However, as the beauty and fashion technology market matures, competitors may introduce more innovative, cost-effective, or user-friendly solutions. If our offerings become less competitive in terms of pricing, quality, or effectiveness, we risk losing existing brand customers, failing to attract new ones, or experiencing a decline in consumer engagement, all of which could negatively impact our financial performance.
We expect our existing brand customers to continue using and expanding their adoption of our products and services. However, we cannot guarantee that they will increase spending, renew their contracts on similar or more favorable terms, or extend their engagements with us.
The success of our B2B business depends on our ability to expand our brand portfolio and enhance consumer engagement. If brands or their target consumers perceive our solutions as less useful, reliable, or effective compared to alternatives, we may struggle to retain customers, drive repeat business, or maintain strong consumer interactions. Several factors could negatively impact brand retention and consumer engagement, including:
•Inability to continuously develop products and services that align with evolving brand and consumer preferences.
•Competitors launching superior or more cost-effective solutions, leading to reduced demand for our offerings.
•Budget cuts or lower spending on AI- and AR-based solutions by brands, particularly amid economic downturns in China.
•Insufficient customer service or weakened brand relationships, resulting in dissatisfaction or disengagement.
•Failure to address consumer concerns about privacy, data security, and information-sharing.
•Technical issues or service disruptions that diminish the reliability or performance of our products.
There is no assurance that we will not experience brand customer attrition or declining consumer engagement. If we fail to maintain or grow our brand portfolio, our business, financial condition, reputation, and operating results could be significantly affected.
Our success is dependent on the continued popularity and perceived quality of our technology solutions.
Our success depends on our ability to continuously offer high-quality products that are attractive to both our B2C and B2B customers, and our ability to effectively adapt to changes in overall consumer demographics, tastes and preferences. Consumer preferences may shift over time due to changes in demographic and social trends, technological developments, economic conditions, and the marketing efforts of our competitors. We intend to continue to implement our data and AI strategy to enhance our platform and provide a broader range of products and services with higher precision, improved true-to-life accuracy, as well as more personalized and individualized recommendations for our consumers. However, there can be no assurance that our existing products will continue to be favored by brands and users of our mobile apps or that we will be able to anticipate or respond to shifts in consumer preferences, technological changes and industry trends in a timely manner.
In addition, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to an insufficient understanding of local cultures and lifestyles. Our failure to anticipate, identify or react to these specific preferences could adversely affect our sales performance and our results of operations.
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
We compete in markets characterized by rapidly changing products and services, evolving consumer preferences, technological advancements, and continual improvements in product performance and features. As a result, our success depends on our ability to anticipate, innovate, develop and provide new products and services or enhance our existing products and services in a timely and cost-effective manner to address evolving consumer preferences and demands, including in areas where we have little or no prior development or operating experience.
As of December 31, 2024, our team of 169 technology professionals, accounting for 49.4% of our employees, is dedicated to the continuous improvement of our platform, development of new features, as well as creation of innovative apps. We provide comprehensive omni-channel solutions to brands and retailers across various industries, including beauty, fashion, skincare, jewelry, watch, and aesthetic skin beauty. Since early 2023, we began developing Generative AI technologies by fully utilizing our in-house technology development capabilities and integrating Generative AI solutions into our product portfolio, enabling consumers to create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. In 2024, we further upgraded our Generative AI solutions integrated into our product portfolio, powered by our in-house research and development team, to incorporate a significantly broader range of generative features, including, in addition to AI avatar, text-to-photo, AI-driven editing, etc. However, we cannot guarantee that we will succeed in developing products and services that achieved widespread adoption, nor that we will be able to release commercially viable products and services in a timely manner. Failure to do so may adversely impact our business, financial condition and results of operations.
Our recent growth may not be indicative of our future growth. Even if we continue to grow, we may not be able to successfully execute our growth strategies.
We have achieved significant scale and steady growth since our inception in 2015. Our total revenue grew from $22.9 million in 2019 to $60.2 million in 2024, at a CAGR of 21.3%.
For B2C business, the number of active subscriber grew from 604 thousands as of December 31, 2022 to over 1 million as of December 31, 2024 at a CAGR of 28.7%. We believe that the continued growth in active subscribers depends on a number of factors, in particular, our ability to:
•attract and convert free users into paying subscribers for our mobile apps and web services;
•expand our subscriber base in emerging markets;
•achieve higher renewal rate for premium feature subscribers;
•increase our market share among target audience groups via online marketing and brand awareness initiatives;
•enhance our AI photo and AI video related offerings with state-of-the-art implementations to improve consumer satisfaction rate; and
•develop and launch new innovative Generative AI functions into our apps and web services in a timely manner.
For B2B business, the number of cumulative brands in our brand portfolio increased from 509 as of December 31, 2022 to 732 as of December 31, 2024 at a CAGR of 19.9%. We expect that our revenue growth rate may moderate or decline as our revenue reaches higher levels in the future. In particular, we believe that the continued revenue growth depends on a number of factors, in particular, our ability to:
•deepen our penetration into the top 20 beauty groups;
•expand our reach among the indie brands, emerging new brands and retailers;
•expand our market penetration into global top luxury and fashion brands;

•increase market share/awareness in med-spa, skincare clinics and aesthetic beauty clinics;
•develop and launch market competitive products and premium features that effectively address brands and consumer demands;
•enhance and optimize AI- and AR- technology solutions to advance product offerings; and
•pursue strategic alliances, joint venture, investments and acquisition opportunities across categories and geographies.
Given our limited operating history and the rapidly evolving nature of AI- and AR- technologies and markets, we may not be able to achieve our objectives as initially projected. Our rapid growth in history has already placed and may continue to place significant demands on our management, operational, and financial resources. As the cumulative number of brands in our portfolio, mobile app users, employee headcount, and data volume supported by our infrastructure continue to grow, we are pressed to enhance our efficiency across operations, finance, and management, as well as improving our reporting systems and procedures. Our rapid growth also presents significant challenges in terms of requiring substantial capital expenditures to fuel our future growth and allocating valuable management resources to support the increasingly complex organizational structures. As we navigate the rapidly evolving AI landscape, we may encounter difficulties in maintaining and strengthening our competitive edge, launch innovative products to address brands and consumer demands, and executing our growth strategies as planned. If we fail to adequately address any of the challenges and manage our growth effectively, our financial performance, business and results of operations may be adversely impacted.
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
In addition, businesses we will invest in or acquire may not perform as expected. Failure to effectively manage and successfully integrate acquired businesses and technologies, including addressing any privacy or data security risks associated with such acquisitions, could adversely impact our operating results and expansion prospects. The process of integrating an acquired company, business, technology, or personnel into our Company, as well as the performance of an acquired company, business, technology or personnel, are subject to various risks and challenges, including:
•diverting management time and attention from operating our business;
•disrupting our existing business operations;
•customer acceptance of the acquired company’s offerings;
•establishing or remediating the controls, procedures, and policies of the acquired company;
•integrating the acquired business onto our systems and ensuring the acquired business complies with our financial reporting requirements and timelines;
•retaining and integrating acquired employees, including aligning incentives between acquired employees and existing employees, as well as managing costs associated with eliminating redundancies or transferring employees under mutually agreed terms with minimal business disruption;
•maintaining important business relationships and contracts of the acquired business;
•liability for pre-acquisition activities of the acquired company;

•litigation or other claims or liabilities arising in connection with the acquired company;
•impairment charges associated with goodwill, investments, and other acquired intangible assets; and
•other unforeseen operational difficulties and expenditures.
We cannot predict whether any strategic investment or acquisition will be accretive to the value of our Ordinary Shares. It is also possible that any of our future strategic transactions could be perceived negatively by the press, investors, customers or regulators, or be subject to regulatory inquiries or proceedings, which may adversely affect our reputation, business, financial condition and prospects.
For example, on January 7, 2025, we completed the acquisition of 100% equity interests in Wannaby, a digital immersive experiences expert, from Farfetch US Holdings, Inc., a leading global marketplace for the luxury fashion industry. Wannaby, along with its wholly-owned subsidiary, Wannaby UAB, now become wholly-owned subsidiaries of Perfect. Despite the successful completion of such acquisition, we cannot guarantee that we will be able to achieve the effective integration of Wannaby’s business into our Company within the expected timeframe. There is a risk that the synergies or strategic objectives we expected from the acquisition, such as cost savings, operational efficiencies, and revenue growth, may not materialize as originally planned and our business performance, financial condition, and long-term growth prospects may be adversely impacted.
We may fail to compete effectively or maintain market leadership in the markets in which we currently operate or expand into.
The AI- and AR- technologies and markets are rapidly evolving. Our primary competition currently comes from companies offering products and services that compete with some but not all of the functionality available on our platform, and there may be an increasing number of similar solutions offered by additional competitors in the future. Our current and potential competitors may also develop and market new technologies and products that render our existing or future products less competitive, unmarketable or obsolete. For example, the mobile device manufacturers may enhance the built-in camera apps in their smartphones with AI- and AR- technologies providing similar functionality to our mobile apps, which may render our YouCam apps redundant. Similarly, brands may choose to develop their own in-house AI- and AR- beauty and fashion technology solutions. If an increasing number of products with similar or even superior functionality to our products are introduced to the market, we may need to lower the prices for our products and services in order to remain competitive and, as a result, our margins may be reduced and our operating results may be negatively affected. The introduction of new technologies and the influx of new market entrants may intensify competition in the future, which could adversely impact our business and our ability to increase revenues, maintain or expand our brand portfolio and consumer base, and sustain our pricing.
Our current operations are international in scope, and we plan to further expand globally. If we fail to address the challenges presented by our growing global presence, our business may be materially and adversely affected.
Our business operations are international in scope, with approximately 52.8% of our revenue coming from the Americas, 27.6% from Europe, 16.8% from Asia-Pacific, and 2.8% coming from other remaining countries and/or regions in 2024. We intend to continue to expand our operations internationally, and develop strategies to address new international markets. However, global expansion has required and will continue to require considerable management attention as well as financial and other resources. We expect to face particular challenges in global expansion and operations including:
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
Currently, a limited number of business partners contribute a significant portion of our revenues. Our B2B business partners primarily comprise top global beauty brands. In 2022, 2023 and 2024, our five largest business partners in aggregate contributed approximately 28%, 21% and 15% of our revenues, respectively. Although the revenue concentration from those largest business partners has been diversifying over the past few years, we expect that a limited number of our business partners will continue to contribute a notable portion of our revenues in the near future. If we lose any of these business partners, or if revenues generated from a significant business partner are substantially reduced due to, for example, increased competition, in-house development, a material change in the business partner’s operations, breach of contract or policy, any deterioration in our relationship with business partners, our business, financial condition and results of operations may be materially and adversely affected.
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
As we continue to grow and our business matures, or if our stock price declines, the incentives to attract, retain and motivate employees provided by our equity awards or by future arrangements may not be as effective as in the past. Additionally, if we issue significant equity to attract additional employees or to retain our existing employees, we would incur substantial additional share-based compensation expense, and the ownership of our existing shareholders would be further diluted. As a result, it may be difficult for us to continue to retain and motivate certain employees, and this wealth could affect their decision about whether they continue to work for us. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our reputation and business could be seriously harmed.
If we are not able to maintain and enhance our brand awareness, our business and operating results may be materially and adversely affected.
We believe that our business brands, including the brands of our mobile apps such as YouCam, have significantly contributed to the success of our business. We also believe that maintaining and enhancing our business brands is critical to expanding our base of mobile app or web service users, brand partners and retailers. Many of the new users of our mobile apps or web services are referred by existing users. Maintaining and enhancing our business brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products and technologies, which may not always be successful or timely. We may introduce new products or terms of service or policies that users do not like, which may negatively affect our business brands. Additionally, the actions of our developers or advertisers may affect our business brands if consumers do not have a positive experience interacting with third parties, including advertisers and platform distributors, through our products and services. We will also continue to experience media, legislative or regulatory scrutiny of our actions or decisions regarding consumer privacy, data use, encryption, content, advertising, competition, security and other issues. Our business brands may also be negatively affected by attacks from our competitors, by negative publicity about the actions of consumers that are deemed to be hostile, illegal or inappropriate to other consumers, by third-party content providers acting inappropriately, by any regulatory developments designed to address such risks, or due to legal proceedings or investigations. Maintaining and enhancing our business brands may require us to make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand awareness or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.
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
We regularly review various operating metrics, including our active subscribers, cumulative number of brands and number of SKUs featured on our platform, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data gathered on an analytics platform that we develop and operate and have not been validated by an independent third party. While we believe these metrics are reasonable estimates of our client base for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. For example, there may be individuals who have multiple accounts. Our operating metrics may also be affected by technology on certain mobile devices that automatically runs in the background of our mobile apps when another phone function is used, and this activity can cause our system to miscount the consumer metrics associated with such account.
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
Our future success depends on our ability to attract, retain, and motivate highly skilled employees, particularly in AI, machine learning, and advanced algorithms. Competition for top talent in our industry is intense, especially in AI and data science. We anticipate that some of our competitors or other players in the AI- and AR- technology sector may have access to greater resources, allowing them to aggressively pursue top talent. If we are unable to attract or retain such highly skilled personnel, or to maintain our current workforce, our ability to keep up with innovation and technological advancements in our industry could be hindered, potentially harming our business.
We have limited business insurance coverage. Any interruption of our business may result in substantial costs and the diversion of our resources, and cause an adverse impact on our financial condition and results of operations.
We have obtained insurance to cover certain potential risks and liabilities, such as error and omission commercial insurance, personal injury insurance, cybersecurity insurance and director and officer insurance for certain businesses we operate. However, consistent with general industry practice, our business insurance is limited and we may not be able to acquire insurance for all types of risks we face in our operations in all the jurisdictions where we operate. For examples, insurance companies in some of the jurisdictions where we operate offer limited cybersecurity insurance products and/or intellectual property infringement insurance products, if any. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our systems, disruption of our business operations, litigation or natural disasters could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.
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
Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services may result in reputational and financial liabilities, and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities into many of our products and services. We have employed GenAI technology in our YouCam suite of mobile apps, empowering users to generate hundreds of personalized digital avatars and AI-edited and -enhanced images. In 2024, we further upgraded our Generative AI solutions integrated into our product portfolio to incorporate a significantly broader range of generative features, including, in addition to AI avatar, text-to-photo, AI-driven editing, etc.
AI presents risks and challenges that could affect our business. AI models, particularly Generative AI models, may produce output or take action that is incorrect, that results in the release of private, confidential or proprietary information, that reflects biases included in the data on which they are trained, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI model, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. The use of GenAI tools may result in copyright and other legal issues and our GenAI related product offerings may not be able to compete against that of our competitors. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm.

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
If we are unable to provide advanced AI solutions due to challenges in securing necessary infrastructure, facilities, equipment, or skilled development personnel, it could delay or hinder the development, enhancement, introduction, or implementation of our AI solutions, adversely affecting our business, operations, and financial performance.
To maintain our market position and deliver competitive product offerings, we must continuously update and upgrade the AI solutions integrated into our products. This requires ongoing investments in infrastructure, facilities, and equipment, including high-performance computing resources such as GPUs, which are in high demand and often in short supply. We may not always be able to procure the necessary infrastructure, facilities, or equipment in a timely manner, at commercially reasonable prices, or at all. If we fail to secure these resources, our ability to develop and enhance AI solutions could be compromised, negatively impacting our operations and growth prospects. Even if we successfully obtain these resources, doing so may strain our financial position and divert management’s focus.
Additionally, the development and deployment of AI solutions rely on highly skilled personnel with specialized expertise. The field is knowledge-intensive and requires continuous learning to keep pace with rapid technological advancements. If we fail to attract, hire, or retain AI talent, or if we are unable to train new hires effectively, our ability to innovate and maintain high-quality AI solutions may be severely impacted. Employee departures or a shortage of skilled personnel could diminish the quality and value of our AI solutions, leading to reduced adoption by users and brand customers, ultimately harming our financial and business performance.

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
The success of our broad range of AI- and AR- powered business and consumer solutions is reliant on technology. We currently primarily offer 31 SaaS technology solutions, six mobile apps and one web based editor. Our ability to attract and retain consumers largely depends on our ability to maintain and scale our technical infrastructure. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our consumers’ needs, our business, financial condition and results of operations may be harmed.
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
We might be subject to claims and legal proceedings from holders of patents, trademarks, copyrights, and other intellectual property rights owners alleging that some of our products or content infringe their rights, as well as from non-practicing entities (NPEs), sometimes referred to as “patent trolls,” who may seek monetary settlements from us or our customers. While we believe we have meritorious defenses to these claims, we may, at times, choose to settle certain disputes. In addition, an unfavorable outcome in these lawsuits could seriously harm our business. If these or other matters continue in the future or we need to enter into licensing arrangements, which may not be available to us or on terms favorable to us, it may increase our costs and decrease the value of our products, and our business could be seriously harmed.
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
From time to time, we may become involved in litigation, regulatory investigations, administrative proceedings, or other legal disputes that could have a material and adverse impact on our business.
In the course of our operations, we may face lawsuits, claims, arbitration, or regulatory actions related to intellectual property, contractual disputes, consumer protection, employment matters, data privacy, regulatory compliance, or other legal issues. Defending against such actions can be time-consuming, costly, and disruptive to our business. These proceedings may divert senior management’s attention, consume significant financial and operational resources, and result in substantial legal and settlement expenses.
Even if we successfully defend against legal claims, negative publicity and reputational damage may arise during or after such proceedings, potentially eroding customer trust, investor confidence, and brand value. If an adverse judgment or settlement occurs, we may be required to pay substantial monetary damages, incur significant liabilities, modify business practices, or suspend or terminate certain operations, all of which could materially harm our financial condition, results of operations, and long-term growth prospects.

Given the evolving regulatory landscape and increasing scrutiny on businesses operating in digital services, AI, and technology sectors, the likelihood of legal challenges may increase, further exacerbating legal and compliance risks. While we actively monitor and manage our legal exposure, there is no assurance that we will not face legal actions that could significantly impact our business. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.
Risks Related to Our Financial Results
We have incurred operating losses in the past, and our ability to maintain profitability in the future is uncertain.
We have incurred operating losses in 2022, and achieved net income in 2023 and 2024 and our future revenue growth and profitability depend on a variety of factors, many of which are beyond our control. Additionally, there is no guarantee that we will be able to obtain additional capital in a timely manner, or on favorable or acceptable terms, or at all.
We recorded net losses of $161.7 million in 2022, and recorded net income of $5.4 million and $5.0 million, respectively, in 2023 and 2024. Even though our revenues have grown over the years, from $47.3 million in 2022, to $53.5 million in 2023 and to $60.2 million in 2024, our revenue growth rate has slightly slowed in recent years and may continue to slow down in the future due to a variety of factors.
We believe that our future revenue growth will depend on, among other factors, our ability to attract new consumers to download our mobile apps and subscribe for the premium features of our mobile apps and web and in acquiring new brand customers while retaining our existing brand portfolio, and launch market competitive products that effectively address the needs of brands and retailers.
Our ability to sustain profitability is also affected by market and regulatory development related to, among others, AI, mobile apps, and online marketing. In addition, our ability to maintain profitability in the future is uncertain and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.
We expect our operating expenses to increase in absolute dollar in future periods as we continue to expend substantial financial resources on: (i) research and development, especially the development and optimization of Generative AI solutions, (ii) infrastructure, facilities and equipment empowering the AI development, (iii) attracting and retaining talented employees, especially top-tier AI talent, (iv) marketing and sales; (v) global expansion; and (vi) strategic opportunities, including operation of newly developed or newly acquired businesses. These investments, while increasing our expenses, may not result in an increase in revenues or growth in our business. If we are unable to achieve adequate revenue growth and to manage our expenses, we may incur significant losses in the future.
We recognize revenue from recurring subscriptions to our products over the terms of these subscriptions. Increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
Due to the nature of our Company, we recognize revenue from recurring subscriptions to our products ratably over the subscription term. Consequently, a portion of the revenue we report in each period is derived from the recognition of deferred revenue relating to subscriptions and contracts entered into during previous quarters. As a result, a decline in new or renewed subscriptions in any single reporting period may have a small impact on the revenue that we recognize for such quarter. However, such a decline will negatively affect our revenue in future quarters. As such, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers or existing customers that increase their use of our products or upgrade to higher-priced products or product tiers must be recognized over the applicable subscription term. Finally, because a significant portion of our costs are expensed as incurred while revenue is recognized over the subscription term, an increase in new mobile app and web service subscribers and brand customers has historically resulted, and may continue to result, in higher upfront costs and lower recognized revenue in the early stages of new subscriptions.
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
In the United States, there are various laws and regulations concerning privacy and data protection, and certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Federal and state regulators, including the Federal Trade Commission (the “FTC”), have engaged in enforcement actions focused on biometric information. For example, the Biometric Information Privacy Act in Illinois (the “BIPA”), the Capture or Use of Biometric Identifier Act in Texas (the “CUBI”) and the My Health My Data Act in Washington (the “MHMD”) restrict the collection and use of biometric identifiers and biometric information. Several class action lawsuits have been brought under BIPA’s private right of action, and BIPA has generally been broadly interpreted by the courts. Certain of our customers and we have been named parties in lawsuits that allege violations of the BIPA through deploying our product and technology, including virtual try-on solutions that may be perceived as subject to these laws and regulations. These lawsuits, any future similar legal proceedings and any government enforcement actions we may become subject to under applicable privacy and data protection laws may cause us significant losses in addition to legal and settlement costs, which could adversely affect our business, results of operations and financial condition.
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
The regulatory and legal framework on generative AI of mainland China is also evolving rapidly. In recent years, the government authorities of mainland China have released a series of laws and regulations related to generative AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures for the Administration of Generative Artificial Intelligence Services. However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may need to comply with more requirements in the field of Generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result.
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
We believe that we are not an “investment company”, and we do not intend to become registered as an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of offering certain consumer mobile apps to end users and providing online cloud-based SaaS solutions to clients in the beauty and fashion industry. As of December 31, 2024, we believe that we do not hold any investment securities. We intend to continue to conduct our operations so that we will not be deemed an investment company.
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
Foreign governments may censor or restrict access to our YouCam apps in their countries, require data localization, or impose other laws or regulations that would be difficult or even impossible for us to comply with, or would require us to rebuild our products or the infrastructure for our products. For example, our YouCam Makeup App has been banned in India since June 2020. The Indian authorities rejected our several appeals on the basis that YouCam Makeup App caused certain national security concerns under Section 69A of the Information Technology Act, 2000 of India, but they did not provide any detailed explanation for this ban or the subsequent rejections of our appeals. Any restriction on access to YouCam apps due to foreign government actions or initiatives, or any withdrawal by us from certain countries because of such actions or initiatives, would adversely affect our active subscribers, including by giving our competitors an opportunity to penetrate geographic markets that we cannot access. As a result, our consumer growth, retention, and engagement may be seriously harmed, and we may not be able to maintain or grow our revenue as anticipated and our business could be seriously harmed.
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
We maintain our principal executive offices and a substantial amount of our assets in Taiwan, and most of our technical and product development expertise is derived from operations in Taiwan. Our business, financial condition and results of operations may be affected by potential economical and/or military issues in Taiwan.
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

We may be required to obtain approvals from Taiwan authority for investment in our Taiwan subsidiary if the shareholding of Perfect reaches the threshold for such approval.
Under current Taiwan laws, regulations and policy, Perfect, the sole shareholder of our Taiwan subsidiary, will be required to obtain an approval from the Department of Investment Review, Ministry of Economic Affairs of Taiwan for its investment in its Taiwanese subsidiary if more than 30% of its capital is directly or indirectly owned by, or beneficially owned by any PRC person or it is under control by any PRC person.
As of the date of this annual report, we are not aware of any PRC person who has triggered or would trigger the requirement for such approval. If such approval is needed in the future, failure to obtain it may subject us to relevant Taiwan authority’s monetary penalty of from NTD120,000 to NTD25,000,000, and we may be ordered to rectify within a specific timeline; if Perfect still fails to apply for such approval after receiving the rectification order, the Taiwan authority may order Perfect to withdraw its investment and suspend its operation in Taiwan.
Risks Related to Doing Business in the PRC
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference, but have limited precedential value. The uncertainty mainly lies in two prongs. On one hand, interpretation of the laws such as the Personal Information Protection Law (“PIPL”) can be debatable, supplemental regulations are partially lacking, and the laws are issued and amended by authorities in a relatively fast fashion. On the other hand, there exist multiple authorities governing cybersecurity and data protection law enforcement simultaneously, and their focus and frequency of enforcement activities may differ, which adds up to the uncertainty. Generally speaking, both legislation and enforcement activities fairly reflect a tightening regulatory trend.

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

Changes and developments in the political and economic policies of the PRC government or the prolonged economic downturn of Chinese economy may materially and adversely affect our business, financial conditions and operating results.
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
The prolonged slowdown in the Chinese economy could lead to reduced consumer confidence and lower discretionary consumer spending, which may result in decreased demand for our products, lower product prices, and negative effects on our business and results of operations. In particular, our luxury brand customers are highly vulnerable to macroeconomic fluctuations, given the sensitivity of the luxury goods industry to such conditions. A sustained economic downturn in China market may materially impact the financial condition and revenue growth of luxury brands and consequently, they may elect to allocate smaller budget or reduce their demands for our products and services. Our mobile app or web service users, facing financial pressures due to the economic downturn, may also choose to cancel or refrain from subscribing for the premium features of our apps or web services. As a result, our business, financial condition and results of operations could be adversely impacted by the above factors.
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
Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our current business activities, including in the PRC, and new industries or businesses we may expand into. While we believe that our PRC subsidiary has obtained and maintained all applicable licenses and approvals from the applicable regulatory authorities to provide its current services, we cannot assure you that we will not be found in violation of any law and regulations currently in effect, due to the relevant authorities’ implementation or interpretation of these laws and regulations, or any future laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings such as algorithm filings with Cyberspace Administration of China, or otherwise fails to comply with the laws and regulations, we may be subject to various penalties, such as the imposition of fines and the discontinuation or restriction of our operations, as well as proceedings and actions. Any such penalties, proceedings or actions may disrupt our business operations and materially and adversely affect our reputation, business, financial condition and results of operations.

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
•future sales of Class A Ordinary Shares by us or our shareholders;
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
Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Ordinary Shares. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities may have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.
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
We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We adopted the Share Incentive Plan, which has reserved for the issuance of 5,311,310 Ordinary Shares, for the purpose of granting share-based compensation awards to our directors, officers, employees and advisors to incentivize their performance and align their interests with ours. We also adopted a Director Equity Incentive Plan for the purpose of granting Awards (as defined below) to the directors selected by the administrator. The maximum aggregate number of the Class A Ordinary Shares that may be subject to Awards (as defined below) under the Director Equity Incentive Plan is 1,000,000 Class A Ordinary Shares. A maximum of 20,849,975 Class A Ordinary Shares would be issuable upon the exercise of 20,849,975 outstanding Warrants. We have also agreed to issue a maximum of 10,000,000 Shareholder Earnout Shares and 1,175,624 Sponsor Earnout Promote Shares if relevant price targets are triggered. In addition, we may raise capital through equity financing in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisitions or investments. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and a decline in the per share value of Class A Ordinary Shares.
The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our CEO; this will limit or preclude your ability to influence corporate matters and could discourage others from pursuing change of control transactions that our shareholders may view as beneficial.
As of the date of this annual report, Alice H. Chang, our founder and CEO, is able to exercise voting rights with respect to 66.6% of the voting power of our outstanding Ordinary Shares through her direct and indirect holding of 597,256 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares. Therefore, she is able to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any decisions related to merger, consolidation, or the sale of all or substantially all of our assets. Such control may be further concentrated given that (i) Alice H. Chang has been granted and could be further granted options under the Share Incentive Plan, and upon the vesting and exercise of these options under the Share Incentive Plan, she will be issued with Class B Ordinary Shares; and (ii) Alice H. Chang could be granted Awards (as defined below) under the Director Incentive Plan, and upon the vesting of these Awards (as defined below), she will be issued with Class A Ordinary Shares. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan and — Director Equity Incentive Plan” for further details.
This concentrated control may discourage, delay or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that other shareholders support, or conversely, this concentrated control may result in the consummation of such a transaction that our other shareholders do not support. Moreover, the concentration of voting power could deter potential investors from acquiring Class A Ordinary Shares, which carry one vote per share, compared to Class B Ordinary Shares, which carry ten votes per share, potentially affecting the trading price of Class A Ordinary Shares.
In addition, as our CEO, Ms. Chang has control over the day-to-day management and major strategic investments of our Company, subject to authorization and oversight by our Board. Upon her death, the Ordinary Shares that Ms. Chang owns will be transferred to the persons or entities that she has designated. As a Board member and officer, Ms. Chang owes a fiduciary duty to our shareholders and must act in good faith in a manner she reasonably believes to be in the best interests of our shareholders. As a shareholder, despite being a controlling shareholder, Ms. Chang is entitled to vote her Ordinary Shares in her own interests, which may not always align the interests of our shareholders generally.
Our dual-class structure may render Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of Class A Ordinary Shares.
We cannot predict whether our dual-class structure will result in a lower or more volatile market price of Class A Ordinary Shares, negative publicity or other adverse consequences. Certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it would require new constituents of its indices to have more than 5% of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced in the same month that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000, S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together constitute the S&P Composite 1500.
Under the announced policies, our dual-class structure may render our Class A Ordinary Shares ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices may not be investing in Class A Ordinary Shares. Therefore, the market price and liquidity of our Class A Ordinary Shares could be materially adversely affected.
We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the rules of the NYSE since Alice H. Chang, our founder and CEO, beneficially owns more than 50% of our total voting power. For so long as we remain a “controlled company” under this definition, we are permitted to elect to rely, and currently we intend to rely, on certain exemptions from corporate governance rules, including the exemption from the rule that a majority of our Board must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
We currently do not have a fixed dividend policy and, as a result, your ability to achieve a return on your investment may depend on appreciation in the price of our ordinary shares.
We currently do not have a fixed dividend policy. The amount, timing, and whether or not we actually declare or distribute dividends at all is at the discretion of our board of directors and will depend on a variety of factors, including, among others, our general financial condition, results of operations, capital requirements and surplus, contractual restrictions and other factors that our board of directors may deem relevant. We may formulate and adopt a formal dividend policy governing our dividend distribution in the future. Accordingly, you may need to rely on sales of Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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
We have incurred and may continue to incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer qualified as an “emerging growth company”. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel may not be experienced in managing a public company and may be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations may increase our legal and financial compliance costs and may make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company, especially when we are no longer qualified as an “emerging growth company” or the specific timing of such costs.
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

As to the first material weakness, there continues to be an absence of controls and documentations pertaining to risk assessment, process narratives, and descriptions of key controls that we rely upon to establish and maintain an effective internal control over financial reporting. The management has determined that this material weakness remains as of December 31, 2024. In order to address the material weakness identified, we are collaborating with a public accounting firm to develop a comprehensive assessment plan to address the material weakness in relation to the internal control requirements under the Sarbanes-Oxley Act as well as improve our internal control framework in alignment with the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). A formal remediation project has been initiated, and we are currently assessing entity level controls, capital management controls, and the controls over financial close and reporting. As part of this initiative, we are also developing the necessary internal control documentation. In the next phase, we have scheduled additional assessments, including interviews, process reviews, and the implementation of control enhancements across various business processes. We have allocated additional personnel in accounting and internal audit departments, to enhance financial reporting and oversight function, and related disclosures in accordance with SEC reporting requirements.

The second material weakness was fully remediated in 2023 and is no longer considered a material weakness as of December 31, 2024.
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

We believe that we were a “passive foreign investment company” for U.S. federal income tax purposes in fiscal year 2024.

We believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in fiscal year 2024 and we may be a PFIC in fiscal year 2025 and future years. However, the determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change. Assuming that we are a PFIC, U.S. holders of the Class A Ordinary Shares (and possibly U.S. holders of the Warrants) will be subject to special tax rules that could cause U.S. holders to be subject to adverse U.S. federal income tax consequences. See “Taxation—United States Federal Income Tax Considerations.” We do not intend to provide investors with any information to assist them in determining whether we are a PFIC. In addition, the information we are required to disclose by applicable securities laws may not be sufficient to determine whether we are a PFIC. We also do not intend to provide U.S. holders of the Class A Ordinary Shares with the information that is required to make an election to have us treated as a “qualified electing fund” for U.S. federal income tax purposes.

We may issue additional Class A Ordinary Shares upon the exercise of outstanding Warrants, which may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
Our Warrants are exercisable commencing on the 30th day after the completion of the Transactions, and expiring at 5:00 p.m., New York City time, five years after the completion of the Transactions or earlier upon redemption or liquidation. To the extent the Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in the dilution to our shareholders and increase the number of Class A Ordinary Shares eligible for resale in the public market. The sale of a substantial number of such shares in the public market or the potential exercise of the Warrants, could adversely affect the market price of Class A Ordinary Shares.
The Warrants may never be in the money, and may expire worthless.
The exercise price of the Warrants is $11.50 per share. The likelihood that Warrant holders elect to exercise the Warrants, and consequently, the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price of our Class A Ordinary Shares falls below $11.50 per share, we believe Warrants holders will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money prior to their expiration of no later than October 28, 2027, and as such, the Warrants may expire worthless, and we may receive no proceeds from the exercise of the Warrants.
We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
Pursuant to the terms of Warrant Agreement, as amended by the Assignment, Assumption and Amendment Agreement, we will have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date we issue notice of redemption. If and when the Warrants become redeemable by us, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable federal and state securities laws.
Redemption of the outstanding Warrants could force holders to (i) exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the Warrants at the then-current market price when the holder might otherwise wish to retain such warrants or (iii) accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of such warrants. Additionally, if a significant number of Warrant holders exercise their Warrants instead of accepting the nominal redemption price, the issuance of these shares would dilute other equity holders, which could reduce the market price of Class A Ordinary Shares. The trading price of the Class A Ordinary Share may fluctuate following the consumption of the Business Combination, and can vary due to general economic conditions and forecasts, our general business condition, and the release of our financial reports.
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
Our Articles provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York shall be the exclusive forum (or, if such court lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the Securities Act or the Exchange Act, as amended, regardless of whether such legal suit, action, or proceeding also involves parties other than us. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Articles may limit a securityholder’s ability to bring a claim against us, our directors and officers and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consenting to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our Articles will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.
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
General Risks
A severe or prolonged global economic downturn or unfavorable industry conditions could materially and adversely impact our business and operating results.
Given our international operations, we are highly sensitive to global economic trends. In 2024, persistent inflation, interest rate fluctuations, geopolitical instability, sustained military conflicts, and broader economic uncertainties have contributed to heightened volatility in international markets. A prolonged economic slowdown could weaken consumer spending power, reducing demand for our products and subscriptions to the premium features of our mobile apps. As a result, our revenue may be disproportionately affected by delayed or reduced AI- and AR-related technology spending by both brands and users.
We cannot accurately predict the timing, severity, or duration of any economic downturn, instability, or recovery, whether at a global level or within our specific industry. If economic conditions deteriorate further, our business, financial condition, and operating results could suffer significant adverse effects. Additionally, ongoing military conflicts could introduce further risks, disrupting supply chains, increasing operational costs, or reducing market confidence, all of which could impact our business prospects.
The potential consequences of both economic downturns and geopolitical instability are unpredictable but could be substantial. Any such disruptions may also amplify other risks described in this annual report, further exacerbating their impact on our operations and financial performance.
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
In addition, our business could be adversely affected by the outbreak of health pandemics. For example, in response to the COVID-19 pandemic, authorities in jurisdictions where we operate, or in which our partners, customers, or others operate, have put in place quarantines, shelter-in-place orders, physical distancing requirements and similar government orders and restrictions in order to control the spread of the disease. These measures have impacted our workforce and operations, the operations and demands of our customers, and those of our respective partners and users. We cannot predict the impact that any future outbreak of viruses or other diseases could have on our business and results of operations. Outbreaks of contagious diseases may restrict the level of economic activity in affected regions, result in sporadic volatility in capital markets, and adversely affect the global economy, all of which may also adversely affect our business. There is no assurance that any future outbreak of such diseases would not have a material adverse effect on our business, financial condition and results of operations.

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

Item 4.    Information on the Company
A.History and Development of the Company
Perfect Corp. was incorporated as a Cayman Islands exempted company on February 13, 2015, following a spin-off from CyberLink. We are a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. We run a hybrid business model of direct consumer business (B2C business) and enterprise business (B2B business). For B2C business, we offer six mobile apps under the “YouCam” suite, along with one online editing service tool, YouCam Online Editor, featuring AI- and AR- technologies. For B2B business, we offer AI- and AR-powered solutions tailored for the beauty and fashion industry. At the beginning, we primarily focused on the development of makeup virtual try-on solutions. From 2015 to 2017, we refined our technology based on market feedback and expanded our business into other beauty AI solutions, such as nail virtual try-on and skin diagnosis. Over the 2016 through 2017 period, we grew to a platform with over 300 million users of our mobile apps, which further provided feedback and guidance on consumer tastes and preferences. In 2017, we launched our SaaS business model to further monetize the AI technology and gain further support from large brands and retailers. With more beauty solutions such as AI hair color virtual try-on and skin diagnosis solutions being developed, our goal then moved to becoming a one-stop shop for AI- and AR-beauty, skincare, and fashion solutions. Since early 2019, we introduced beauty tech AI and formed numerous partnerships with e-commerce and social media leaders, including Alphabet (Google and YouTube), Meta (Instagram), and Snap, as well as with Asia tech platforms such as Alibaba (Taobao and Tmall) and Tencent (WeChat). Such partnerships have been critical to our growth as an omni-channel AI/AR service provider. From 2020, we started to monetize our family of YouCam mobile apps via subscriptions directly from our mobile beauty app users. In mid-2021, we expanded our path into the fashion tech area, which includes products such as virtual try-ons for jewelry, watches and eyewear. With innovation at the heart of our values, we seek to continue to expand our product portfolio and strengthen our leadership as provider of AI- and AR- powered solutions dedicated to the beauty and fashion industry.
On October 28, 2022, we consummated the previously announced Business Combination with Provident. On October 31, 2022, our Class A Ordinary Shares and Warrants commenced trading on the NYSE under the symbols “PERF” and “PERF WS”, respectively.
Since early 2023, we began developing Generative AI technologies by fully utilizing our in-house technology development capabilities and integrating Generative AI solutions into our product portfolio, enabling our consumers to create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. We further expanded our strategic partnerships with one of retailer giants, Walmart, to enable AR- virtual try-on experience within its shopping apps. This expansion broadened our services to a larger global audience and perfectly aligned with our strategy of delivering omni-channel virtual try-on solutions to our brand customers.
In 2024, we further upgraded our Generative AI solutions integrated into our product portfolio, powered by our in-house research and development team, to incorporate a significantly broader range of generative features, including, in addition to AI avatar, text-to-photo, AI-driven editing, etc. The Generative AI technologies and AI editing features for photos and videos, integrated into our product offerings, play a pivotal role in converting our mobile app or web service users into paid users, underscoring the critical importance of our AI roadmap to the success of our B2C business.

For details of our principal capital expenditures for the previous three years ended December 31, 2024, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.
B.Business Overview
Our Mission and Vision
Our mission is to make the customer journey more seamless and more fun for both consumers and brands with digital innovations (AI, AR and imaging or video technologies).
Our vision is to transform the world with digital tech innovations that make your virtual world beautiful.
We believe that our YouCam suite of mobile apps and web services plays an integral role in our user’s digital lifestyles, helping consumers create and enhance their visual artwork in selfies, photos and videos.
We believe the global consumer app market for video and photography is on the rise. By leveraging our decades of expertise in mobile app market and Generative AI solutions, we empower consumers to create high-quality photos and videos through an intuitive, automated process, unlocking new possibilities for enhanced content creation.
We believe that our platform transforms how brands and consumers interact and creates opportunities to connect that were not possible before. With our excellent, hyper-realistic virtual try-on solutions, we are disrupting the traditional online and in-store shopping journey by creating instant, seamless and engaging omni-channel shopping experiences from product discovery to personalized recommendation in multiple categories.
We believe there is also significant opportunity to further expand our market penetration in the global top luxury and fashion brands and increase market share/awareness in med-spa, skincare clinics and aesthetic beauty clinics, by continuously developing and optimizing new Generative AI solutions to be integrated into our product offerings.
We are confident that our SaaS API will enable the industry and developers to enhance their products and services by allowing them to concentrate on their core competencies while capitalizing on the innovative AI imaging solutions offered by Perfect.
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
Passionate — We take pride in developing outstanding products that empower users to express their digital lifestyles through photos and videos, while helping brands form stronger connections with their audiences. Our in-house algorithms are created by a team of devoted engineers who prioritize inclusivity, ensuring our technologies are accessible and enjoyable for everyone, regardless of gender, age, or ethnicity.

Trust-worthy — We are committed to building trust, excellence and customer satisfaction for all our partners. We seek to develop long-term relationships that allow us to grow together through synergistic partnerships.
Inclusivity — We have built a large inclusive online community, congregating beauty and fashion lovers from all around the world. Through our social media channels and a suite of popular YouCam mobile apps, we inspire young people to be creative, interact with art and photography, and develop appreciation for beauty and fashion, providing them with tools to express their unique personalities online.
Environmentally-Positive — Our solutions aim to make a positive impact on the planet by reducing plastic waste and other related carbon footprint emissions to a large extent.
Committed — We live and breathe our commitment to our business. During our daily life of work, we bear our Company’s mission and goals top of mind. We pour our energy into driving our business forward through dedicated hard work and passionate perseverance. We are relentless in our pursuit of excellence, constantly seeking ways to innovate and optimize our technologies. Moreover, we have an unwavering devotion to our products and services, constantly striving to be industry leaders. This steadfast commitment is the backbone of our success.
Our Company
Founded in 2015, we are a leading AI technology company focused on delivering self-developed AI- and AR-powered solutions to make your virtual world beautiful. Operating with a hybrid model that spans both B2C and B2B segments, we leverage our cutting-edge expertise to transform how users and brands interact with digital experiences.
Our B2C offerings revolve around advanced AI-driven technologies, delivering a seamless user experience for photo and video editing. We offer six mobile apps under the “YouCam” suite,YouCam Makeup, YouCam Perfect, YouCam Video, YouCam Enhance, YouCam AI Pro, and YouCam Nails, along with one web-based editing tool, YouCam Online Editor. Harnessing AI- and AR- technologies, our products provide real-time virtual try-ons, beauty camera or portrait retouching, photo or video enhancement, as well as state-of-the-art Generative AI capabilities such as text-to-photo, avatar creation, and intelligent editing. These innovative features empower users to transform selfies and text prompts into striking personal contents.

As of December 31, 2024, we have surpassed one million active subscribers, up from 879,000 as of December 31, 2023, highlighting the growing demand for our AI-driven apps and web services. In addition to consumer engagement, our B2C segment serves as a dynamic testing ground for new AI- and AR- functionalities, enabling us to fine-tune cutting-edge solutions that we can later be integrated into our B2B offerings.
Capitalizing on our success in B2C business, we deliver hyper-realistic AI-driven virtual try-on solutions for enterprise clients, transforming both online and in-store shopping experiences from product discovery to personalized recommendations. Our subscription-based modules empower beauty, skincare clinics, med spas, jewelers, watchmakers, and fashion retailers to integrate virtual try-on technology across their mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. Our current offerings cover makeup, nail art, hairstyling, eyewear, watch, jewelry try-ons, advanced skin diagnostics and simulation, and foundation shade matching, all powered by a robust recommendation engine for ultra-personalized results. As of December 31, 2024, we covered 90% of the top 20 global beauty groups and had a cumulative brand portfolio of 732 brands, offering over 822,000 digital SKUs and enabling more than 10 billion virtual product try-ons annually. Within this B2B customer base, 151 Key Customers accounted for approximately 32.5% of our revenue in 2024.

Our business operations are global, with solutions deployed by brands across 94 countries. The following table sets forth a geographic breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2022		2023		2024
	(million)	% of Total	(million)	% of Total	(million)	% of Total
Americas	$27.6	58.3	$29.9	55.9	$31.8	52.8
Europe	9.2	19.4	13.8	25.8	16.6	27.6
Asia-Pacific	9.2	19.4	8.6	16.0	10.1	16.8
Others	1.3	2.9	1.2	2.3	1.7	2.8
Total	$47.3	100	$53.5	100	$60.2	100

For the years ended December 31, 2022, December 31, 2023 and December 31, 2024, our revenue generated from the PRC represented less than 3% of our total revenue for the respective periods. For the risks related to operations in the PRC, please see “Risk Factors — Risks Related to Doing Business in the PRC.”

We have achieved significant scale and steady growth since our inception in 2015. Our total revenue increased from $22.9 million in 2019 to $60.2 million in 2024, at a CAGR of 21.3%. We achieved a double-digit revenue growth of 12.5% in 2024, compared to 2023, driven by the robust momentum in the growth of YouCam mobile app and web service subscriptions, stable demand for the Company’s online virtual product try-on solutions from brand customers, and the growing popularity among consumers of Generative AI technologies and AI editing features for photos and videos.

Our B2C business continues to maintain robust growth momentum. As of December 31, 2024, our mobile apps have achieved over 1.1 million downloads globally. The number of active subscribers across our family of YouCam apps, along with our web-based editor, YouCam Online Editor, grew by 13.7% year-over-year, reaching another record high of over one million active subscribers as of December 31, 2024.

In our B2B business, our momentum of acquiring new brands into our brand portfolio continues to be strong, growing from 509 cumulative brands as of December 31, 2022 to 645 cumulative brands and 732 cumulative brands as of December 31, 2023 and 2024, respectively, at a CAGR of 19.9% from 2022 to 2024. As we grow and continue to expand our product offerings, we expect to significantly increase our penetration beyond beauty and fashion and into luxury, skincare, aesthetic skin beauty segments as well.
We have established long-term collaborative relationships with global industry leaders, such as COTY, Estée Lauder Group, LVMH Group, Shiseido Group and Kao Group, and our collaboration with these companies has accelerated industry-wide adoption of our solutions. We were able to benefit from their years of experience as global industry leaders. We also formed strategic partnerships with world-class tech giants, including Alphabet (Google and YouTube), and Snap, as well as Asia tech platforms such as Alibaba (Taobao and Tmall) and Tencent (WeChat), providing us with a wide reach to promote our virtual try-on solutions and continuous technological advancement amongst their platforms. We further expanded our strategic partnerships with one of retailer giant, Walmart, in 2023 to enable AR- virtual try-on experience within its shopping apps. This expansion broadened our services to a larger global audience and perfectly aligned with our strategy of delivering omni-channel virtual try-on solutions to our brand customers.

We recorded net losses of $161.7 million in 2022, and recorded a net income of $5.4 million in 2023 and $5.0 million in 2024. Our sustained profitability in 2023 and 2024 demonstrated the steady growth of our business and the improvement of our overall financial and business situation. In addition, our total operating expenses as a percentage of our revenue decreased from 91.1% in 2023 to 83.2% in 2024, highlighting the continued improvement of our operational efficiency, as the scale of our business grows.
Our Strengths
We believe we have the following competitive strengths that have been instrumental to our leading position as a leading AI company and will continue to fuel our success in the fast-growing AI- and AR-market and beyond, for both B2C and B2B customers.
•Comprehensive Full Range of Photo and Video Consumer Apps

We position our strength in offering a comprehensive suite of mobile apps that span the entire spectrum of photo and video creation, editing, and enhancement. By combining user-friendly interfaces with advanced AI- and AR- capabilities, our apps serve both casual users and beauty enthusiasts, enabling everyone to transform their creative vision into high-quality outputs. From quick touch-ups and immersive beauty filters to sophisticated video enhancements and generative imaging, our solutions streamline the entire content production cycle within one cohesive ecosystem. This integrated approach not only simplifies the user journey but also enhances creative possibilities, setting us apart as a leading provider in the photo and video app market.
•Unparalleled Insights Built based on Large Set of Consumer Feedbacks
Our core strength is built on a decade of continuous innovation in the photo and video domain, enriched by extensive knowledge gained from millions of passionate beauty enthusiasts worldwide. By analyzing billions of consumer data points, we have developed unparalleled insights into user preferences, emerging trends, and the unique demands of the beauty industry. This wealth of knowledge drives our ability to create highly intuitive, personalized AI solutions, enabling us to understand users’ needs, deliver exceptional performance, and remain at the cutting edge of photo, video, and beauty technology.
•Wide Distribution of Mobile Apps User Base
The user-friendly interfaces and premium features of our YouCam family apps and web services have attracted a solid base of free users and active subscribers. Building on years of expertise in multimedia technology and AI development, our product offerings have expanded from makeup virtual try-ons and photo editing to more creative features powered by GenAI, as well as more advanced editing, beautification, and enhancement features for photos and videos. While our freemium model attracts a large community of beauty enthusiasts to try our apps and web services, our continuous efforts to introduce new premium features have converted many free users to paying subscribers for our YouCam apps and web-based editing services. In 2024, the Generative AI technologies and AI editing features for photos and videos, integrated into our product offerings, have proven to play a pivotal role in converting our free users into paying subscribers.
•Beauty AI- and AR-SaaS Leadership
We are the leader in the nascent beauty AI- and AR-SaaS industry. As of December 31, 2024, we cover 90% (18 out of 20) of the top 20 beauty groups worldwide, and serve global beauty brands, including Estée Lauder, MAC and e.l.f., covering the broad spectrum of brands and products from luxury to mass markets.
Aside of working directly with global beauty brands, we also work with indie brands, emerging new brands and beauty retailers around the world. These shopping channels and brands have significantly grown in popularity in recent years, primarily fueled by consumers seeking niche brands and products online.
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
•Omni-Channel Presence, Scalable Platform
Our omni-channel, cross-platform coverage significantly enhances consumer engagement with brands’ products. We believe that brands prefer a neutral platform such as ours, which offers deployment capabilities across all sales channels. This approach enables brands to configure a single set of SKUs once and seamlessly deploy them at scale across diverse channels, thereby ensuring a consistent consumer experience in a very cost effective way.
In addition, we are uniquely positioned as the premier global provider of omni-channel beauty AI and AR solutions. Our offerings can be deployed across a variety of channels, including brand-owned websites, in-store kiosks, retailer websites, and official mobile applications, as well as major third-party platforms such as Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall), and Tencent (WeChat). Through strategic partnerships with these leading technology companies, we empower brands to incorporate beauty AI and AR solutions into social, search, streaming, and e-commerce platforms, thereby ensuring worldwide consumer reach and a unified engagement and shopping experience.
•Compelling Value Proposition to Brands
We have proven to significantly deliver on brands’ ROI, both online and offline. With the true-to-life virtual try-on effects, consumers spending more time on brands’ websites, increasing purchase conversion and increasing online basket size for beauty brands are a few examples of how we assist our brand customers in improving the key operational metrics in online commerce. We also bring positive impact to the environment by helping brands reduce waste of beauty sampling and overconsumption. Many brands have testified the positive experiences we brought to them and have become our active endorsers.
We have a diverse customer base, with Key Customers accounting for approximately 35.2% of our 2024 revenue. Our customer retention rate is robust with an average of 93.3% NDRR for the three years from 2022 to 2024. Brands show recurring demand and high loyalty for our platform and are less likely to switch to other platforms as we provide products and services that are aligned with their value proposition.
•Superior and Proven Technology and Product Capabilities
Our technological capabilities offer highly accuracy, scalability and performance in our AI- and AR- powered business and consumer solutions. We have powerful AI technology that taps into deep and machine learning algorithms built on data from over 10 billion real-life try-ons every year around the world. We are also able to leverage these data collected from virtual try-ons to provide highly accurate and realistic AR makeover experiences, as well as personalized recommendations.
We have developed proprietary AI- and AR-technologies with over 3,900 real-time facial 3D live meshes backed by visual computing, which has enabled us to offer much more true-to-life effects compared to our competitors. Our technology now supports over 89,969 skin tones and 14 makeup textures, covering facial attributes across all ethnicities and ages, and offering a fully inclusive virtual try-on experience, being the most comprehensive in the industry. As of December 31, 2024, we had 35 registered patents and 25 pending patent applications in the beauty tech domain.
In 2024, we continue to follow the four pillars established in 2023 as our primary AI development strategies to serve our brand customers and mobile app users: (1) Beauty AI - a comprehensive suite of solutions focused on color cosmetics virtual applications providing beauty virtual try-ons with high fidelity in color and textures; (2) Skin AI - a complete line of over 15 skin concern diagnostics and simulations with high-definition capability, helping consumers to identify their skin needs; (3) Fashion AI - enabling watch and jewelry brands to offer hyper realistic 3D object virtual product try-on in real time; and (4) Generative AI - leveraging on the AI-diffusion technology to create new series of AI visual enhancement and creation toolkits, helping consumers improve their photos and videos.
•Data-Enabled Product Development Strategy
Based on consumers’ try-on behaviors across our multiple channels, we are able to gain valuable insights into consumers’ behaviors and preferences, as well as popular trends emerging in the industry, which in turn accelerates the product development process to create innovative products and services that cater to what the consumers want.
Big data from over 10 billion real-life try-ons globally every year, combined with our machine learning capabilities enable us to continually refine our platform to provide highly accurate and realistic AI- and AR- powered makeover experiences and personalized recommendations. Our unique tech capabilities and extensive collection of training data sets help us solidify our product leadership in the beauty AI- and AR- industry.
As of December 31, 2024, our team of 169 technology staff, representing 49.4% of our employees, are dedicated to the constant improvement of our platform, development of new features, as well as creation of new apps. With our research and development center placed in Taiwan, we have a significant competitive advantage thanks to the easy access to cost-effective, highly motivated, top-tier tech talent. Our team has designed patented and patent-pending technologies such as AgileHand® AR and foundation shade matching, AI-powered wrist mapping, physically based rendering, and

Generative AI applications to help consumer create and enhance their photos and videos in YouCam family apps and web-based editor.
•Seasoned Management Team with Proven Track Record
We are led by a seasoned yet innovative executive team, with an average of over 20 years of experience in the technology industry. The team’s passion, dedication and entrepreneurial spirit have been critical to our successful track record. Under the leadership of our CEO, Alice H. Chang, our management team has been remarkably stable, with 90% of the senior management team being with us since our inception. With a balance of beauty domain experience and technology expertise, as well as innovative, entrepreneurial minds, we are able to build up a digital platform that can transform the world.
Our Strategies
We believe the key strategies below will fuel our continued growth:
•Continue to Nurture and Grow Our YouCam Suite of Mobile Apps
We have grown our YouCam suite of apps rapidly during the past few years, with more than 1 million active subscribers using our app services and over 1.1 billion downloads globally as of December 31, 2024. Leveraging the recent development of AI- and AR- technology, we will continue to invest in technology innovation for more cutting-edge features. We aspire to launch more apps with more different functionalities to solve problems for users in more countries and regions. Furthermore, we will not only focus on bringing new users to our mobile apps, but also cross-promote our different consumer apps in YouCam franchise to existing users. By innovating new AI technologies and nurturing our user base relentlessly, we believe our YouCam offerings will provide a variety of solutions that can facilitate and enhance users’ digital lifestyles and AI journeys.
•Develop innovative Generative AI features for B2C apps subscriptions
We are focused on harnessing the power of Generative AI to deliver engaging new features that is becoming an integral part of the premium subscription offerings for our B2C mobile apps. By integrating state-of-the-art models and algorithms, we aim to create immersive, personalized experiences that transcend beyond traditional functionality, driving user engagement and loyalty. Our strategy involves continuous research and development to refine content-generation capabilities, enabling features such as AI enhancement in photo and video as well as AI creation of personalized image and videos. Through this relentless innovation, coupled with robust user feedback and data analytics, we strive to deliver subscription-based services that offer clear and tangible value, positioning us as a leading provider of advanced image and video Generative AI solutions in the consumer market.
•Expand Our App and Web Portfolio with New Innovative Mobile Apps Powered by Advanced Generative AI Technologies
In parallel with enhancing our existing YouCam offerings, we plan to introduce additional mobile apps that leverage the latest Generative AI technologies to deliver cutting-edge functionalities. These next-generation apps will enable users to create and transform content in ways that go beyond traditional photo and video editing, enlarging our total addressable market and fueling our next phase of growth. By relentlessly pushing the boundaries of AI-driven innovation, we aim to deliver state-of-the-art mobile solutions that meet evolving consumer demands, further strengthening our leadership position in the global photo and video app market.
•Deepen Penetration with Top 20 Beauty Groups
We have deep-rooted relationships with top beauty groups. As of December 31, 2024, we cover 90% of the top 20 beauty groups. We have over 822,000 SKUs in our database, among which approximately 567,000 SKUs are for the top 20 beauty groups. AI- and AR-adoption among beauty groups is still at an early stage, and we believe there is still a significant runway for us to further expand our reach within the groups, specifically through cross-selling to sister brands within each of the beauty groups, upselling more modules and functions to brands and enabling more SKUs in all categories, and expanding to more countries within each brand. We believe we are well-positioned to capture the significant opportunities ahead to expand our reach within these beauty groups.

•Penetration into Global Top Luxury, Fashion Brands and Retailers
We are executing a targeted expansion strategy aimed at increasing our penetration among the world’s leading luxury and fashion brands by leveraging our cutting-edge AI- and AR- technologies. Specifically, we focus on high-end solutions that reflect each brand’s unique identity and standards of excellence, ensuring immersive and engaging consumer experiences aligned with their distinct brand identity. This combined emphasis on technological innovation and brand-centric integration underscores our commitment to becoming a leading provider of advanced AI- and AR- solutions in the global luxury and fashion market.
•Target New Growth Beyond Beauty: Expand into Skin Diagnosis, Hair, Watches, Jewelry and Aesthetic Skin Beauty Industries
Our goal is to transform the world with digital tech innovations through investing in industries beyond beauty. Our business focus has expanded into newer and broader categories, such as skincare specialty retailers, med-spas, beauty clinics, aesthetic skin beauty, and the luxury industry such as watch and jewelry brands and retailers. As a leader in virtual try-on solutions, we are able to leverage our expertise and experience in beauty industry to develop the right technologies for these new fields. We believe that our product and service quality can meet luxury market demand and help more brands to offer new virtual experiences to users. Our convenient self-service platform, offered at competitive rates, can help smaller indie brands and skin clinics easily personalize and customize their platforms to better serve their consumers. Since AI- and AR-adoption among skincare, fashion, and aesthetic skin beauty industries is at its early stage, there is still a large untapped market for us to serve. Furthermore, we will continue to offer a seamless and easy solution for indie brands and skin clinics to enhance their consumer experience, capturing the great potential for growth in the broader long-tail market.
•Pursue Strategic Investments, Acquisition and Partnership Opportunities
We are dedicated to evaluating and selectively pursing strategic alliances, investments and acquisition opportunities across categories and geographies. We intend to consider potential opportunities throughout the AI, beauty and fashion value chains that will enable us to consolidate and extend market leadership, accelerate our expansion into new verticals and geographies, create synergies from our technology integration, and drive revenue growth and margin expansion.
Our Business
We are a leading AI company operating under a hybrid model that spans both B2C and B2B segments. Our mobile app business has become a strong contender in the mobile app market by empowering users’ virtual lifestyles, creating immersive experiences, and making them more beautiful. In the enterprise market, we have emerged as a global leader in delivering advanced solutions for the beauty, fashion, and skincare industries.
For our B2C business, we operate a family of YouCam mobile apps and web-based online editor designed for photo and video beautification, enhancement, and editing, including but not limited to real-time AR makeup application, skin diagnosis, AI photo background removal, AI selfie, AI avatar, and AI text-to-image. Drawing on the latest Generative AI technologies, our apps and web services offer users with real-time, true-to-life, and personalized experiences. The suite of YouCam apps and web services also provide premium features available through paid subscriptions, demonstrating how we monetize our mobile app and web services and generate revenue in addition to our B2B business.
Capitalizing on the premium features powered by our AI- and AR- technologies, our suite of YouCam mobile apps and web services have played a pivotal role in converting a community of free users into paying subscribers and built a solid base of active subscribers. The number of active subscribers grew steadily from around 604,000 and 879,000 as of December 31, 2022 and 2023, respectively, to over one million active subscribers as of December 31, 2024, representing a CAGR of approximately 28.7% from 2022 to 2024. This robust growth momentum underscores our efforts to continuously monetizing our mobile app and web services, driving revenue growth from B2C business.
In addition to the standalone success of our B2C business, the suite of YouCam mobile apps and web services play a pivotal role in driving the Company’s global expansion. Their widespread appeal and the steady rise in active subscribers have established a fast-growing revenue stream that complements our B2B product offerings. By constantly innovating and adapting to emerging market trends, we are able to capture new consumer segments and strengthen our global market presence. By offering a user-friendly platform combining real-time AR capabilities with cutting-edge Generative AI technologies, our YouCam suite of mobile apps and web services address evolving consumer demands in a prompt manner, fueling a surge in global adoption and bolstering our B2C growth trajectory. This not only accelerates our overall growth trajectory but also reinforces our position as a market leader in delivering advanced AI-driven experiences for photo and video creation.
For our B2B business, we empower beauty, skincare clinics, med spa, jewelry, watch, fashion, aesthetic skin beauty brands and retailers by providing subscription-based tech modules that enable them to offer beauty, skincare and fashion product virtual try-on experiences to their end consumers across multiple channels and product groups. Our current solutions include virtual try-ons for makeup, nail art, hairstyles, watches, eyewear, jewelry, advanced skin diagnostic and simulation, and foundation shade finder. Brands and retailers can deploy these solutions through various channels, including mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. All our solutions are paired with a powerful product recommendation engine that delivers precise and ultra-personalized options tailored to each unique consumer.
Our solutions are nested into a platform, enabling us to easily upsell and expand our offerings to existing brands, providing a swift path to market. As of December 31, 2024, we cover 90% (18 out of 20) of the top 20 global beauty groups. The number of cumulative brands within our brand portfolio increased from 509 brands as of December 31, 2022 to 645 and 732 brands as of December 31, 2023 and 2024, respectively, at a CAGR of 19.9% from 2022 to 2024. Within our customer base, we had 151 Key Customers, which accounted for approximately 32.5% of our revenue in 2024. We also have a well-diversified portfolio. Aside of cooperating with top 20 beauty groups, we also engage with indie brands, emerging new brands and beauty retailers around the world. Our highly scalable business model allows for flexibility to work with both small and medium-sized brands, as well as with the industry giants.
With our extensive range of SaaS solutions, we offer the set of key digital technologies that beauty brands need to achieve a successful digital transformation, as few companies in the market provides such a comprehensive suite of services. Our platform is highly difficult for competitors to replicate and creates a high entry barrier. As a result, we are able to secure multi-year, multi-country contracts with top beauty giants, as well as build a highly engaged consumer base for our platform. The growth of our B2B business is significantly driven by our ability to attract new brands, retain existing brands, and upsell to both new and existing brands in our brand portfolio. By employing the SaaS model, our revenue grows proportionally to the volume of the digital SKUs, regional reach, and type of devices and platforms used by our brand customers. We focus on cultivating synergistic and long-term relationships with our brand customers, helping them achieve sales growth, increase in consumer engagement and build up brand strengths.
•Value Proposition to Consumers
As self-expression and creativity became increasingly important, consumers expect to have more personalized and diverse experiences when using mobile apps. Our family of YouCam apps and web-based editor are able to offer unique and superior digital experiences with the help of our advanced technologies, such as Generative AI technologies. The special features from our apps can empower users to express themselves freely and creatively on social media or other platforms using high-quality and ultra-personalized photos/videos edited or generated by YouCam apps.
A key feature of YouCam family apps and web-based editor that appeals to users lies in the advanced AI- and AR- technologies that can truly solve challenges users encounter in daily life. In addition, our technologies are not only superior, but are also improved and upgraded regularly by our diligent product teams. These offerings allow users to create, edit, and enhance photos and videos, as well as try on makeup and hairstyles virtually. Users can get AI skin analysis in real time. All the functionalities can be accessed easily through mobile devices and in a cost-efficient manner. We believe that as users are satisfied with the quality of our products, they will stick to our platforms and eventually our apps will become an integral part of users’ daily lives.
Our YouCam family apps and web services, powered by AI-driven tools, are substantially lowering the barriers to content creation. Integrated with state-of-the-art Generative AI technologies, our YouCam apps and web-based editor enable users to produce sophisticated visual content—from stylized selfies and animated avatars to high quality photos and videos—without requiring advanced technical skills. This ease of use not only boosts creativity but also empowers people from all walks of life to express themselves authentically. As a result, the democratization of AI-driven content creation is transforming social media aesthetics, amplifying the voice of everyday creators, and opening new avenues for personal expression.

•Value Proposition to Brands
As consumers’ shopping behavior and expectations evolves rapidly, brands need to react and deliver solutions that enhance their consumers’ shopping experience and meet their new expectations. However, due to lack of resources, the vast majority of beauty brands do not have the in-house capability to undergo this kind of digital transformation on their own. We are able to bridge the gap between the brands and their consumers, providing a wide array of omni-channel solutions that are easily implemented and are able to go to market quickly. We believe our broad array of AI- and AR-beauty tech solutions is able to help beauty and fashion brands build strong brand loyalty, increase consumer satisfaction, supercharge sales, and create ultra-personalized experiences that consumers will enjoy.
We work with each brand to bring their shopping experience into the online space, deploying solutions such as virtual try-ons, skin diagnosis, and AI face analysis, paired with ultra-personalized product recommendations. Our solutions can also be deployed in physical stores, enhancing the in-person shopping experience with the latest tech. This allows brands to create the new, seamless, and cohesive shopping experiences that modern shoppers have grown to expect. As of December 31, 2024, 100% of the top 20 beauty groups have incorporated the AI- and AR-technologies into their business model, while 18 of them are our customers.
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
We deliver our solutions through our intuitive cloud platform, Perfect Console. Brands can seamlessly create virtual product SKUs directly on Perfect Console, where they are stored and can be instantly previewed. Brands can publish the SKUs across multiple channels and regions, including websites, mobile apps, and in-store smart mirrors. Perfect Console can also offer comprehensive product tryout insights, complete brand analysis and customer content management systems, enabling brands to effectively track, analyze, and manage consumer engagement.
•Value Proposition to Developers
Our comprehensive SaaS API business model offers developers a powerful toolkit to seamlessly integrate advanced AI technologies into their applications and platforms. By providing direct access to our proven AI skin diagnosis, AI imaging enhancement and AI content creation, developers can reduce development time and complexity, enabling faster time-to-market for new features and applications. In doing so, we empower developers to create immersive and engaging user experiences that cater to today’s ever-evolving consumer expectations.
In addition to streamlining integration, our APIs incorporate the same cutting-edge capabilities that global beauty and fashion brands rely on, giving developers access to enterprise-level, customizable functionalities. For developers, this not only increases the value they deliver to their own clients but also enhances credibility and trust through alignment with industry-leading solutions already adopted by the top beauty groups.
Moreover, our popular YouCam family of apps provides a unique feedback loop for developers: new features are rigorously tested in our consumer-facing ecosystem, and refinements informed by real user data are made before being rolled out to API clients. This process ensures a high degree of reliability and refinement for every API feature, supported by in-depth guidance and best practices derived from large-scale consumer usage. As a result, developers can be confident that each API integration stands on a firm foundation of user-centric research and continual innovation.
Ultimately, our developer-focused API platform unlocks possibilities for innovation, scalability, and sustainability, allowing developers to offer cutting-edge experiences to their clients while keeping a close pulse on evolving consumer and environmental needs. Through this approach, we position ourselves as a trusted, future-ready partner for developers who seek to build the next generation of AI-powered applications.

•Our Products and Services for Consumers and Enterprises
We provide an AI- and AR-platform that provides true-to-life virtual try-ons across multiple platforms, including brand-owned websites, in-store kiosks, retailer websites, and official mobile applications, as well as major third-party platforms such as Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall), and Tencent (WeChat). Specifically, we provide the following products and services through (i) our iOS and Android mobile apps and cloud platform, or (ii) licensing our customers offline SDK or AI- and AR- offline solutions or mobile apps designed based on customers’ specifications, the revenue of which is recognized in “AR/AI cloud solutions and subscription” and “licensing” components of our revenue, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenue.” We anticipate that the revenue contribution from licensing services in (ii) will become increasingly insignificant as we continue to prioritize enhancing our market leadership in offering AI- and AR-based SaaS subscription solutions for brands and consumers.
YouCam suite of Mobile Apps and Web Services
The suite of YouCam apps and web services primarily consists of six mobile apps and one web-based editor, as described below. We offer freemium model attracting free users to download and explore various freemium features on our mobile apps and web, while at the same time, we continuously introduce and upgrade premium features, enticing free users to purchase our subscription plan so as to unlock these premium features, generating a revenue stream to our B2C business.
YouCam Makeup: an award-winning virtual beauty app that offers a full suite of virtual makeover tools, including real-time AR makeup application, selfie retouch, hair color and style retouch, skin diagnosis, and live selfie backgrounds.
YouCam Perfect: a leading AI-powered photo-editing and beauty camera app. YouCam Perfect offers users a wide selection of photo-editing features, face retouch tools, filters, frames, animated effects, templates, stickers, and more. With an average rating of 4.8 on App Store and 4.4 on Google Play, YouCam Perfect is one of the most popular photo-editing apps on the market.
YouCam Video: a top-tier selfie video editor that enables users to apply makeup and hair colors, retouch videos, personalize and glow up their videos with beauty filters for TikTok, YouTube, Instagram, Snapchat, etc., with just a few taps.
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
YouCam Online Editor: a cloud-based photo editing platform that offers a variety of AI-powered tools to enhance and transform images and videos.

AI- and AR-Makeup Virtual Try-On and Foundation Finder
AI- and AR-makeup virtual try-on solution is our first SaaS tech solution for the beauty brands, launched in 2015. It has since then become one of the most popular solutions in our portfolio. We offer AI- and AR-makeup virtual try-on solutions to beauty brands around the world to help enhance consumer experience with virtual makeup try-on. Consumers can try on products in brands’ online and offline stores through our platform. Powered by our proprietary AI- and AR- technology, our solution has ultra-accurate facial mapping capability to conduct a full range of skin tone analysis for instant and realistic results.
Our ultra-realistic effects help color match to real products and provide true-to-life effects to match brands’ product characteristics. It provides realistic makeup textures, including metallic, pearly, shine effects, and many more. In 2024 we enhanced the realism of the makeup textures for newer categories such as eyeliner. Our solution covers a wide range of virtual makeup products, including, but not limited to, foundations, lipsticks, blushes, eyeliners, mascaras, and eyeshadows. In 2024, our lipstick rendering effects now support over 8 types of lip pattern for even higher degree of personalization in beauty. In addition, we are able to combine multiple product try-ons to create instant makeovers of a complete look, allowing consumers to see the full effect of brands’ products instantly.
One of our flagship products under AI- and AR-makeup virtual try-on solution is the AI Foundation Shade Finder. Finding the perfect foundation shade has always been a beauty problem facing consumers and brands alike due to the complexity of identifying the accurate skin tones of individual consumers. Our solution was developed from a deep learning database with over 10 million sample models across all skin tone groups. The AI deep learning algorithm detects the full spectrum of skin tones based on around 89,970 shades with unlimited grades from light to dark and true undertones from warm to cool. It also supports various types of foundation textures such as matte and glow, and the intensities can also be adjusted to closely mimic the real-life coverage levels. Thus, with our AI foundation shade finder and matcher, consumers can find the perfect foundation shade in a matter of seconds and with high precision.
AI Makeup Transfer
In 2024, we introduced the AI Makeup Transfer solution that empowers customers to instantly recreate any desired makeup look, from social media posts to magazine ads, on their own faces with just a quick selfie upload. The technology precisely extracts and replicates the colors, shades, and textures of the original look, thanks to advanced AI that instantly matches these attributes with the brand’s corresponding SKUs. Shoppers can virtually try an infinite range of looks, see exactly how products will appear on them, and effortlessly add those items to their carts, thereby revolutionizing the makeup selection process and increasing brand loyalty and sales.

AI Makeup Tutorial
The AI Makeup tutorial AR-powered platform allows makeup artists to create and share interactive, step-by-step tutorials that map directly onto a customer’s face. Using a live camera approach in tandem with advanced face tracking technology, the solution accurately guides users through each phase of makeup application—across categories like eyeshadow, eyeliner, blush, lipstick, and more. The makeup tutorials can then be exported and accessed on a brand’s website or through a smart mirror for in-store customers, offering personalized guidance at every step.
In 2024, the solution was further enhanced with auto-tutorial creation, minimizing artist effort in creating the content tedious process. Instead, our algorithm will analyze the patterns and layers of makeup looks, and automatically compose a series of layers and steps to facilitate consumer self-learning of makeup techniques as well as choosing the right application and tools for it.

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

AI Aesthetic and Skin Simulator
In 2024, we introduced an advanced, AI-driven facial reshaping solution that enables aesthetics professionals to offer realistic, accurate previews of potential enhancements directly on each patient’s own face. It seamlessly integrates into both online and offline consultation channels, covering a wide range of procedures, including nose reshaping, eyelid adjustments, jaw refinement, lip fillers, cheek fillers, and eyebrow lifts. With full-spectrum customization, such as adjusting nose tip size, jaw shape, or the degree of a brow lift, it helps set clear expectations, reduce uncertainties, and boost confidence in final outcomes.
By delivering true-to-life, adjustable simulations, clinics and med spas can enhance patient communication, streamline the consultation process, and supercharge their marketing efforts. The technology’s intuitive controls enable practitioners to personalize procedures in real-time and offer clients a clear vision of their potential transformations. Ultimately, this AI-powered facial reshaping tool elevates customer satisfaction and trust, making it an invaluable asset for any practice committed to delivering personalized, high-quality aesthetic services.
The AI Skin Simulator delivers an immersive and interactive skincare retail journey by harnessing advanced AI simulation and AR technology. With this cutting-edge approach, shoppers can see detailed, accurate representations of how their skin will look before and after treatment—overlaid directly onto their own faces. By personalizing the simulation to each individual’s unique skin condition and regimen, skincare brands can offer a highly tailored experience that boosts engagement, trust, and customer satisfaction.
This AI-powered solution also gives brands the flexibility to adjust a range of variables, from the severity of skin issues to product strength and treatment duration, ensuring the simulation is both realistic and fully customizable.

AI- and AR-Hair Services
Our AI- and AR-Hair technology allows consumers to try on various hair dye products in real time, giving consumers the ultimate virtual salon experience. Our solution can apply a single hair color, ombre hair color, that simulates two-color combinations, pigment hair color with holographic hair color effects, and hair highlights. In 2024, our AI- and AR- Hair solutions were upgraded with new Generative AI capabilities, allowing users to create new hair styles, extend hair length, create hair bangs, adjust hair volume and experiment with various wavy hair effects.

Our comprehensive AI hair analysis suite combines hair length detection and hair frizz assessment to provide unparalleled personalization in haircare. The AI Hair Length Detection feature categorizes hair into five distinct lengths, from above-the-ear to mid-back, enabling brands to deliver precise product and styling recommendations. By analyzing vast datasets, the solution ensures accurate identification of each user’s hair length for a more personalized recommendation in style and product selection. Meanwhile, the AI Frizzy Hair Analyzer evaluates hair from multiple angles using just three photos, front, left, and right, to classify frizz levels into four categories, from smooth to extremely frizzy. This quick and hassle-free approach eliminates the need for in-person consultations, specialized hardware, or lengthy quizzes.

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
In 2024, the jewelry virtual try-on solution was upgraded to support multiple products stacking virtual try-ons and with multi-finger customization support. Consumers can try on different set of rings in multiple fingers at their own preference. The real-time live virtual try-on engine can render multiple 3D objects (eg. rings, bracelets, etc) all together.

3D Authoring Tool
In 2024, we introduced a new cloud-based authoring workflow solution for self-service 3D asset creation, designed to help brand clients construct and configure 3D objects for virtual try-ons, such as jewelry and watches. The 3D authoring tool transforms computer-aided designs into Web 3D viewer and AR virtual try-on experiences.
This solution enables the efficient design of 3D assets with unlimited variations. It supports industry-standard 3D model files (e.g., .gltf, .obj) and allows materials to be easily applied to individual 3D parts in a well-organized manner. It also enables our brand customers to use the built-in material and texture libraries for quick 3D object creation or expand the libraries by uploading custom textures.

AI- and AR- Glasses, Watches and Accessories
Our AI- and AR-accessories technology provides AR effects for watches, eyewear, headbands, hats and other accessory virtual try-ons. For AR watches, we leverage our proprietary AgileHand® technology with up to seven types of material maps effects within our PBR technologies to provide an ultra-realistic AR try-on experience. For eyewear, our 3D mapping technology allows brands to effortlessly create accurate virtual glasses using three still images, and using our auto pupillary distance detection, we can create very precise frame sizes for all.
To simplify 3D file creation for virtual try-ons, we introduced our interactive 2D image-to-virtual try on solution. Brands can effortlessly generate hyper-realistic virtual rings, watches, and accessories using simple 2D product images, bypassing costly and time-consuming 3D modeling. Our advanced algorithms create lifelike accessories and timepieces with intricate lighting effects and accurate motions. This solution ensures virtual try-on effects akin to those from 3D models, simplifying access and ensuring affordability for accessories and watch brands of all sizes.

AI- and AR-Nails
Our virtual try-ons for nails, a customizable solution that allows try-ons for different polish shades (single and multi-color), as well as a wide array of nail polish textures (e.g., cream, jelly, sheer, matte) and nail art, through our proprietary AgileHand® technology. Nail art brands can deploy the solution both online and in-store, allowing consumers to test out the latest colors and styles seamlessly, elevating the shopping experience for nail polish and nail art products.

AI Studio, AI Avatar, AI Headshot and AI Selfie

Built with our latest Generative AI technology and customized Stable Diffusion models, AI Studio enables users to reproduce fashion magazine photo shoots by simply inputting one single photo of themselves. AI Avatar offers a unique platform for users to upload their selfie images and create more than 25 styles of digital avatars for every occasion. These digital twins allow users to creatively express themselves and stand out on social media and online platforms. For each avatar style, users can enjoy a personalized and dynamic avatar creation journey, showcasing their unique identities in the virtual world. AI Headshot empowers users to transform their everyday photos into professional photos that can be presented in various postures.

By integrating Generative AI technology into development, AI Selfie transforms users’ photos into artworks, offering a wide selection of 20 distinct artistic styles ranging from Watercolor, Graffiti, Anime, Manga to Pop Art, and even styles inspired by Van Gogh. As Generative AI becomes an integral tool for photo editing and beautification, these features allow users to unlock new possibilities for creative expression and artistry, aligning with the evolving trend for more personalized and expressive digital content.

AI Text-to-Image
AI Text-to-Image feature is the highlight of the newly launched mobile app YouCam AI Pro. Capitalizing on the Generative AI technologies, it allows users to easily transform text descriptions into high-resolution digital images. This AI-based tool is capable of generating images in up to 20 artistic styles, including Van Gogh, Pop Art, Anime, Pixel Art, and Cartoon. Users can visualize their ideas without complex design skills. With the help of this feature, users are able to create visual masterpieces in just a moment, both for work and for entertainment.

AI Photo and Video Editing Tools:
AI Remove Background, AI Blur Background, AI Object Removal, AI Image Extender, AI Replacement, and AI Photo/Video Enhancement
We have launched a set of Generative AI-powered tools for photo editing in 2023, including AI Remove Background, AI Blur Background, AI Object Removal, AI Image Extender, AI Replacement, and AI Photo/Video Enhancement, which offers users more powerful tools to enhance, beautify, and upgrade photos. AI Remove Background allows users to not only remove backgrounds in seconds, but also create transparent or colored backgrounds. AI Blur Background enables users to quickly add depth and blur photos to highlight focused subjects. AI Object Removal employs advanced algorithms to provide users with an easy way to erase objects and remove unwanted people, text, and watermarks in just a few clicks. With AI Image Extender, users can expand their photos beyond their original borders, with our advanced AI technology ensuring the expanded areas blend seamlessly with the original photos. AI Replacement is another powerful tool that allows users to replace any object from photos easily and in just a few clicks.
We have also launched a series of AI Photo/Video Enhancement products that can instantly fix blurry photos, upscale and enhance image resolution and sharpness, eliminate noise, colorize black-and-white photos with different color styles, and brighten low-digit images without compromising quality and details.
In 2024, we further upgraded our Generative AI solutions to incorporate a significantly broader range of generative features, including, in addition to AI avatar, text-to-photo, AI-driven editing, etc. The Generative AI technologies and AI editing features for photos and videos, integrated into our product offerings, play a pivotal role in converting our app and web users into paying subscribers, underscoring the critical importance of our AI roadmap to the success of our B2C business. We intend to continue to enhance the functionalities of our AI editing tools to meet users’ needs and solve their problems in photo/video beautification, enhancement, and editing.
AI Remove Background (Sample illustration of effect)

AI Background Generation and Blur (Sample illustration of effect)
AI Object Removal (Sample illustration of effect)
AI Image Extender (Sample illustration of effect)

AI Replacement (Sample illustration of effect)
AI Colorize (Sample illustration of effect)
AI Lighting for Video and Photo (Sample illustration of effect)

AI Denoise for Video (Sample illustration of effect)
AI Photo/Video Enhance (Sample illustration of effect)
AI Face Attributes and AI Product Recommendation
The new AI Face Analyzer offers an all-in-one solution that detects over 70 facial attributes, categorizes personal color palettes, and now evaluates face ratios. By combining advanced image recognition technology with an extensive training set across diverse genders, ages, and ethnicities, the system delivers precise, personalized insights—from face, eye, and nose shape to hair, lip, and skin color. This enables brands and beauty practitioners to provide tailored product recommendations and aesthetic guidance.
In 2024, we introduced a new feature in this family. The new face ratio assessment, the AI Face Analyzer calculates key proportions inspired by the golden ratio, taking into account eye placement, eyebrow arch, nose aspect, lip balance, and more. These insights help professionals offer personalized styling tips and product suggestions that harmonize a customer’s natural features. Ultimately, the solution streamlines the shopping journey by combining in-depth facial attribute detection, color matching, and proportional analysis with brand-specific product mapping, leading to a high-impact, data-driven consumer experience.
Our Strategic Partners
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
In all of these partnerships, we are one of the few third parties that are allowed to integrate our codes and modules directly into that of the large tech platforms, which makes the consumer experience via our AI- and AR-engine much more seamless. Our omni-channel, cross-platform coverage significantly increases the brand’s engagement with consumers. We believe beauty and fashion brands naturally prefer a neutral platform such as us which has deployment capabilities across all sales channels and social networks, as it provides brands with the peace of mind that the same set of SKUs only needs to be configured once and can then be flexibly deployed across sales channels for consistent consumer experience.
Research and Development
The success of our broad range of AI- and AR-powered solutions is reliant on our technology. We invested significant time, resources and expense into research and development. Innovation is part of our core values, and we are continuously pushing the frontiers of technology to develop AI- and AR-technology and provide new beauty, skincare, fashion tech products integrated with Generative AI solutions. As of December 31, 2024, we primarily offered 31 SaaS technology solutions, six mobile apps and one online editing tool. We have 186 AI- and AR-specialists who drive the development of our technology.
Our technology highlights include:
•Generating around 3,900 real-time facial 3D live meshes backed by visual computing;
•Supporting over 20 different makeup textures (e.g., matte and metallic);

•Supporting over 20 common skin concerns diagnosis;
•Recognizing nearly 90,000 skin tones;
•Employing over 10 million data sets to train AI deep-learning algorithms for the excellent performance across all ethnicities and skin tones; and
•Protecting our intellectual property with 35 patents and 25 pending patent applications as of December 31, 2024.
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
Highly accurate facial AI- and AR-rendering power: Our AI- and AR-face technology projects around 3,900 3D meshes in real time, which allows high-performance, high-precision and high-definition facial live AR effects. Furthermore, our AI Face technology ensures that makeup effects remain realistic and adapt to the consumer’s facial muscles, regardless of the angle or expression. This results in highly accurate and lifelike trials that closely replicate the experience of using real products. We are able to perform facial makeup effects to a high level of precision, which leads to a fully inclusive virtual try-on experience, encompassing facial attributes across all ethnicities and ages. We have so far accumulated experience in simulating all makeup product categories (e.g., lip, eye, face, and hair) covering all ethnic groups.
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
AI and machine learning capabilities: We leverage cutting-edge deep learning and transformer-based architectures, powered by data from over 10 billion real-life try-ons annually across the globe. This extensive data pool allows us to deliver unparalleled realism in AR makeovers and highly personalized recommendations. For makeup virtual try-on, our advanced AI ensures ultra-precise color matching, giving consumers full confidence that the shade they try on-screen accurately represents the physical product. Meanwhile, our skin-focused offerings utilize sophisticated computer vision, neural networks, and real-time analytics to detect and analyze all aspects of skin health, from texture and wrinkles to spots and dark circles. This approach provides the ability to track changes over time, enabling users to monitor the effectiveness of skincare routines with ease. By integrating the latest advances in AI-driven personalization, we provide an immersive, data-backed experience that stands at the forefront of modern beauty technology.
Generative AI development capabilities: We have made significant progress in advancing our Generative AI technologies by refining engine design and integrating state-of-the-art models like Stable Diffusion and next-generation AI frameworks. Based on these technologies, we have developed numerous new engines that enhance various aspects of AI-generated content, improving efficiency, adaptability, and output quality across multiple applications. Upgrading many of our engines to SDXL (Stable Diffusion XL) has notably improved output quality and resolved various issues. Concurrently, we are actively developing the multi-modal diffusion transformer architecture to push the boundaries of AI-generated content while optimizing engine efficiency for faster rendering speeds and greater adaptability across applications.
In addition, we have expanded our capabilities into Large-Language Model (“LLM”) development, creating an intelligent Beauty Advisor powered by LLM. This AI-driven agent applies LLM technology to beauty consultations and image editing, enhancing user experience through personalized and context-aware recommendations. Our research and development team remains at the forefront of Generative AI advancements, proactively integrating the latest breakthroughs into our product ecosystem. With a strong focus on real-time deployment and adaptability, we have accelerated our time-to-market strategies, ensuring that our customers benefit from the latest AI-driven enhancements as soon as they become available.
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
As of December 31, 2024, we have 35 patents registered and 25 applications pending. We intend to continue to regularly assess opportunities for seeking patent protection for our technology, which we believe provides a meaningful competitive advantage.
Regulation
•Data Privacy
Privacy and data protection laws play a significant role in our business, as they restrict our storage, use, processing, disclosure, transfer and protection of personal information provided to us by end consumers. Laws, regulations and industry standards related to the collection of consumers’ data are constantly evolving in various jurisdictions in which we conduct business or where we may expand, including, without limitation, the following:
United States
In the United States, there are various laws and regulations concerning privacy and data protection, and federal and state regulators, including the FTC, have adopted, or are considering adopting, regulations concerning privacy and data protection. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal laws, and such laws may differ from one another. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020, defines “personal information” broadly enough to include online identifiers provided by individuals’ devices, and imposes more stringent obligations on companies regarding the level of information and control they provide to users about the collection and sharing of their data. Additionally, California passed the California Privacy Rights Act (the “CPRA”), the substantive amendments of which entered into effect on January 1, 2023. The process of implementing regulations for the CPRA is ongoing, with the first set of CPRA regulations being finalized in March 2023. The CPRA significantly modifies the CCPA, including adding new privacy rights relating to the use, collection and disclosure of personal information by covered businesses and creating a new enforcement agency, the California Privacy Protection Agency (the “CPPA”). It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced, and we may be required to modify our data practices and policies and incur substantial costs in an effort to comply. Other states have also passed comprehensive privacy laws, such as the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Utah Consumer Privacy Act, and similar laws have been passed or are being considered in other states as well as at the federal level.
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
Our Effort of Privacy Protection
We are committed to protecting personal data. For mobile apps, we publish a privacy policy for using our platform through our mobile apps. In countries where applicable data privacy laws are in place, we provide consumers with notice about our collection and use of data, and ask consumers for their consent to the use of data via a separate tick-box with respect to each purpose of using consumer data. For solutions offered to brand consumers and retailers, we do not receive the personal information of consumers in most cases. Still, we cooperate with brands and retailers to comply with relevant laws and protect data privacy, including assessing the effectiveness of privacy protection of brands and retailers before entering into contracts with them, allocating the privacy protection responsibilities through contractual arrangements, and continuously improving our internal data protection mechanisms. We deliver company-wide privacy training regularly, and review and adjust our privacy policies in accordance with the changes of laws and regulations.
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
For each of the three years ended December 31, 2024, our revenue subject to foreign exchange controls in Taiwan represented less than 1.0% of our total revenue, and our revenue denominated in NTD was fully used for our Taiwan subsidiary’s operation. If our Taiwan subsidiary needs to pay Perfect, for the purpose of dividend distribution or otherwise, we expect the payment to be funded by our Taiwan subsidiary’s revenue denominated in USD, which is generally not subject to foreign exchange control in Taiwan.
Sales and Marketing
•Sales and Marketing for B2B Business
Our fast-expanding team of sales representatives spans across nine cities on three continents and has led us to closing deals with 732 cumulative brands as of December 31, 2024 and servicing 90% of the world’s top 20 beauty groups. By employing the SaaS model, our revenue grows proportionally to the volume of the digital SKUs, regional reach, and type of devices and platforms used by our brand customers. We focus on cultivating synergistic and long-term relationships with our brand customers, helping them achieve sales growth, increase in engagement with consumers, and build up brand strengths.
We employ a wide range of marketing activities to engage with existing and potential business and consumer partners. These include regular press releases, social media campaigns across all major channels, including Facebook,

Instagram, X (formerly Twitter), YouTube, and LinkedIn, targeted email marketing, online and offline advertising, and industry event participation.
We drive solution adoption through a comprehensive lead generation system, encompassing both inbound and outbound strategies. Inbound sources include client referrals, digital marketing (search engine optimization (SEO), pay-per-click (PPC)), and online events (webinars and podcasts). Outbound efforts involve networking at trade shows, proactive outreach through various databases, and industry newsletters. After securing leads, our sales team works closely with potential clients, focusing on their needs, recommending suitable services, and ultimately finalizing deals.
•Sales and Marketing for B2C Business
Our marketing efforts for mobile apps and web-based editor business rely on digital marketing, including blogs, search engine optimization (SEO), app store optimization (ASO), social media, and paid advertising. Our marketing team closely monitors the latest market trends on the Internet and captivating blogs or posts that are shared on our website and social media. By refining keywords, optimizing titles, and regularly updating metadata, we ensure that our apps stand out in both Apple App Store and Google Play Store. Simultaneously, we tailor our website and blog content to rank higher on search engines, driving a continuous flow of organic traffic to our offerings. As a result, we achieve stronger brand visibility, attract more potential users, and ultimately increase conversions from free-trial downloads to paid subscribers—solidifying our position as a leader in AI-driven content creation.
Once users are directed to Apple Store or Google Play to download our YouCam apps, or directed to our web-based editor. Our freemium model allows them to choose free-trial to try out different functionalities and premium features. After users have tried our fun and unique features, they are highly likely to pay and become our subscribers upon the end of the free-trial period.
Seasonality
Our B2C business seasonality typically aligns with traditional consumer holiday shopping seasons, as consumers tend to purchase the latest smartphone and upgrade the apps along with their new devices.
Our B2B business is subject to seasonal fluctuations in spending by brands. Historically, the fourth quarter has typically been the quarter with the largest bookings of our solutions from brands and retailers which affects our business, revenue, and operating results. We expect this seasonality trend to continue.
Competition
We have achieved market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry. We have solidified our position as the world’s leading global beauty and fashion tech solutions provider, and currently we do not have significant direct competition in the SaaS solution space. Our competitive advantage and leadership position are further supported by strong word-of-month referrals, highly positive testimonials from brand partners, as well as a multitude of industry awards.
With regards to mobile apps that we offer, we directly compete with several market players, including Wonder, Arta, FaceApp, BeautyPlus, AirBrush, Videoleap, Capcut, AI Marvels, FaceTune, Remini, and Davinci. These competing mobile apps focus on Generative AI, photo-editing, beautifying, and retouching features, similar to our YouCam Makeup, YouCam Perfect, YouCam Video, YouCam Enhance, and YouCam AI Pro apps.
With regards to online website that we offer, we directly compete with several market players, including Fotor, Picwish, Cutout, Media.io, Photoroom, Myedit, PromeAI, Pixlr. These competing websites focus on Generative AI, photo-editing and video-editing features, similar to our YouCam Online Editor.
With regards to the SaaS services that we offer, Modiface Inc., Revieve, Holition, and Banuba can be considered our closest competitors, though they are limited with regards to their product offerings. We believe we compete favorably based on the following competitive factors:
•Technology accuracy and platform scalability
•Omni-channel presence

•Product offerings
•Ease of use and reliability
•Research and development talent
Employees and Human Capital
Our global team is spread across four continents. We have 297, 321 and 342 employees globally, as of December 31, 2022, December 31, 2023 and December 31, 2024, respectively. Our research and development center is located in Taiwan, which gives us easy access to a world-class, cost-effective pool of engineering talent, adding to our strong competitive advantage. None of our employees are represented by a labor union.
The following table sets forth the number of our employees categorized by function as of December 31, 2024.

	Number of Employees	Percentage
Sales and Marketing	144	42.1%
Research and Development	169	49.4%
General and Administrative	29	8.5%
Total	342	100.0%
We have a strong depth of knowledge amongst our technology team. Our team has obtained their education at the top universities from around the world. The vast majority (87%) of our research and development team hold a master’s degree, and 2% hold a doctorate degree. 40% of the team have amassed over 10 years of industry experience, with another 18% being in the business for five to ten years. We are also dedicated to nurturing young talent, with 19% of our team were hired fresh out of university. These talents bring energy, excitement and out-of-the-box ideas that help us keep innovating and staying on top of industry trends.
We respect everyone equally and hire employees based on talent only. Our diverse global team is composed of talented individuals of various ethnic groups and LGBTQ+ identities, of which 54% are men and 46% are women, with 43% of our managers and executives being female, including the CEO.
We have a dedicated, seasoned, and stable senior management team that has worked together for over a decade to grow the Company since the very early stage. Our management team is composed of top industry experts and visionaries, all with over two decades of industry experience. We are a team that is able to be extremely agile and adapt to the dynamically changing market, given our flat hierarchical structure. This also allows us to quickly make decisions, pivot if needed, and accurately execute strategies.
Facilities
Our corporate headquarters, as well as our core research and development team, is based in New Taipei City, Taiwan. We maintain offices in Taiwan, Japan, the United States, France and China to serve our geographically diverse customer base.

We lease all of our offices. For additional information about the lease, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Party Transactions with CyberLink and Its Affiliates — Rental Agreements.” We do not own any real property. We believe our current facilities are adequate to meet our immediate needs.
Legal Proceedings
From time to time, we are involved in legal proceedings incidental to the conduct of our business. In certain cases, we may choose to settle disputes with brand customers or business partners if the benefits of preserving long-term business relationships outweigh the costs of litigation. Such settlements may involve financial obligations, modifications to contractual terms, or other concessions to maintain strategic partnerships and operational stability.

As of now, we are not a party to any legal proceedings that we believe would have a material adverse impact on our consolidated business prospects, financial condition, liquidity, results of operations, cash flows, or capital levels. However, given the evolving regulatory landscape and the competitive nature of our industry, we cannot rule out the possibility of future legal disputes that could pose financial or reputational risks. We continue to monitor and manage our legal exposure to mitigate potential disruptions to our business. See “Risk Factors — Risks Related to Our Technology, Data Privacy and Intellectual Property — We may be subject to intellectual property infringement claims or other allegations by third parties, which may cause substantial costs and materially and adversely affect our business operations” and “Risk Factors — Risks Related to Our Technology, Data Privacy and Intellectual Property — From time to time, we may become involved in litigation, regulatory investigations, administrative proceedings, or other legal disputes that could have a material and adverse impact on our business.”
C.Organizational Structure
As of the date of this annual report, we own 100% equity interest in the following companies directly:
•Perfect Corp. (Shanghai), a company incorporated in the PRC
•Perfect Corp., a company incorporated in Japan
•Perfect Mobile Corp., a company incorporated in Taiwan
•Perfect Mobile Corp., a company incorporated in the British Virgin Islands
•Perfect Corp., a company incorporated in the State of California, the United States
In addition, Perfect Taiwan directly owns (i) 100% equity interest in Perfect Corp., a company incorporated in France, and (ii) 100% equity interests in Wannaby, a corporation incorporated in the State of Delaware, the United States which directly owns 100% equity interests in Wannaby UAB, a private limited liability company incorporated in Republic of Lithuania.
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
A.Operating Results
Company Overview
Founded in 2015, we are a leading AI technology company offering self-developed AI- and AR- powered solutions dedicated to making your virtual world beautiful. We operate a hybrid business model of B2B business and B2C business. Our B2C family of YouCam mobile apps and web-based editing services empower users to create and enhance their personal photo and video with user-friendly interfaces, while driving powerful high quality outputs through

Generative AI technologies. Our B2B platform transforms how brands and consumers interact and create opportunities to connect that were previously unimaginable. With our cutting-edge, hyper-realistic virtual try-on solutions, we are transforming the traditional online and in-store shopping journey by creating instant, seamless and engaging omni-channel shopping experiences from product discovery to personalized recommendation in multiple categories.
For our B2C business, we primarily offer six mobile apps under the “YouCam” suite and one web-based editor, featuring AI- and AR- technologies. The flagship mobile apps, YouCam Makeup, YouCam Perfect, YouCam Video, YouCam Enhance, YouCam AI Pro and YouCam Nails, along with online editing tool, YouCam Online Editor, provide users with virtual try-ons, beauty camera and portrait retouching, photo and video enhancement and editing features and Generative AI features for selfies, avatars, generative imaging, text-to-photo, and AI-driven editing. These apps and online services, powered by our AI- and AR- technologies, have attracted a growing number of active subscribers, reaching a record high of over one million active subscribers as of December 31, 2024, up from 879,000 active subscribers as of December 31, 2023.
For our B2B business, we offer AI- and AR- powered SaaS solutions tailored to the beauty and fashion industry. We empower beauty, skincare clinics, med spa, jewelry, fashion brands and retailers by providing subscription-based tech modules that enable them to offer beauty product virtual try-on experiences to their end consumers across multiple channels and product groups. The number of Key Customers remained stable at 151, as of both December 31, 2024 and 2023. As of December 31, 2024, our cumulative brand portfolio includes 732 brands, including global industry leaders such as COTY, Estée Lauder Group, LVMH Group, Shiseido Group and Kao Group, with over 822,000 digital SKUs for makeup, hairstyles, haircare, skincare, eyewear, and jewelry products, and over 10 billion virtual product try-ons annually.

We have achieved significant scale and steady growth since our inception in 2015. Our total revenue grew from $22.9 million in 2019 to $60.2 million in 2024, at a CAGR of 21.3%. We achieved a double-digit revenue growth of 12.5% in 2024, compared to 2023, driven by the robust momentum in the growth of YouCam mobile app and web service subscriptions, stable demand for the Company’s online virtual product try-on solutions from brand customers, and the growing popularity among consumers of Generative AI technologies and AI editing features for photos and videos. Demands for Company’s YouCam mobile app and web-based editor remain robust, with active subscribers growing by 13.7% year-over-year, reaching a new record high of over one million active subscribers as of the end of 2024. Our momentum in acquiring new brands customers into our brand portfolio remains stable, growing to 732 cumulative brands as of December 31, 2024, from 645 cumulative brands as of December 31, 2023. As we grow and continue to expand our product offerings, we expect to provide a comprehensive suite of products integrated into Generative AI solutions that extends beyond the beauty and fashion industries and continuously expand our brand portfolio.
We recorded net losses of $161.7 million in 2022, and recorded a net income of $5.4 million in 2023 and $5.0 million in 2024. Our sustained improvement of operating income in 2023 and 2024 demonstrated the steady growth of our business and the improvement of our overall financial and business situation. In addition, our total operating expenses as a percentage of our revenue decreased from 91.1% in 2023 to 83.2% in 2024, highlighting the continued improvement of our operational efficiency, as the scale of our business grows.
Completion of Business Combination
On October 28, 2022, we completed the Business Combination. On October 31, 2022, our Class A Ordinary Shares and Warrants commenced trading on the NYSE under the symbols “PERF” and “PERF WS”, respectively.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following factors:
•Overall adoption rate and our ability to monetize our premium features
Our results of operations are significantly driven by our ability to continuously grow and retain existing subscriptions of our premium features within our YouCam suite of mobile apps and web services. We have observed that as consumers increasingly rely on mobile technology for content creation and self-expression, the demand for advanced, feature-rich apps and web services continues to rise. In particular, we see ample opportunities to boost monetization by regularly rolling out innovative mobile apps and introducing new or upgraded premium features, powered by cutting-edge Generative AI technologies, ranging from skin and body retouch, hairstyle changes, and makeup try-ons to AI-driven content creation. These advancements will assist us in converting free users to paying subscribers, driving higher recurring revenue and increased customer lifetime value.

Furthermore, we anticipate that the integration of the latest Generative AI technologies will unlock an entirely new wave of visual creation capabilities. Generative AI not only enhances personalization for end users but also streamlines the editing and enhancement process for photos, videos, and other digital content creation. This has fueled sustained consumer interest in incorporating paid apps into daily routines, ranging from casual photo touch-ups to more sophisticated content production. Recognizing these trends, we see significant opportunities to expand our footprint in both the mobile app and online web service markets, particularly by leveraging Generative AI’s potentials to elevate consumer experiences and deliver highly engaging, next-level creative features. In response to this trend, we have further upgraded our Generative AI technologies in 2024 to incorporate a significantly broader range of generative features, including, in addition to AI avatar, text-to-photo, AI-driven editing, etc. We expect to further develop our AI- and AR- technologies to introduce more market competitive products and premium features that effectively address consumers demands in the future.
We manage the monetization of our YouCam suite of mobile apps and web services by closely monitoring metrics such as active subscribers as of year-end and average monthly active subscribers, and benchmark against the product ratings and functionalities of the primary competitors of our mobile apps and web services, so as to enabling us to identify which features are key drivers for converting free users into paying subscribers. We observed a robust growth momentum in the number of our active subscribers from approximately 604,000, 879,000 as of December 31, 2022 and 2023, respectively, to over one million as of December 31, 2024, primarily driven by the sustained and robust demand for our YouCam family apps and web-based editor from our users. The increase in the number of active subscribers not only reflected our successful efforts in converting free users to paying subscribers, but also highlights our ability to monetize our mobile apps and online editing services. The following table sets forth our active subscribers as of year-end and average monthly active subscribers of our mobile apps and web services, respectively, for the periods indicated:

	Year ended December 31,
	2022	2023	2024
Active subscribers as of year-end (in thousands)(1)(2)	604	879	1,001
Average monthly active subscribers (in thousands)(3)	494	774	937
________________________________
Note:
(1)Since revenue from advertisement network service providers accounted for only 2.2% of total revenue in 2023 and 1.5% in 2024—and this downward trend is expected to continue as our growth shifts toward a premium subscription model—monthly active users (“MAU”) are becoming increasingly immaterial. Historically, MAU has primarily served as a metric for monitoring marketing initiatives on our mobile apps and website. However, given its diminishing relevance, we will no longer disclose average MAU figures moving forward.
(2)Active subscribers as of year-end refer to the total number of active subscribers as of the end of each calendar year.

(3)Average monthly active subscribers is calculated by taking the total number of active subscribers at the end of each calendar month within a given year, summing these values, and dividing the total by 12.
•Our ability to continuously introduce market competitive offerings that drive user interest
Our results of operations rely heavily on our ability to consistently develop and periodically launch new premium features and mobile apps that resonate with users and adapt to evolving market demands. Investments in research and development fuel our steady innovation and product relevance. Expanding our total addressable market by identifying and engaging new target user groups also plays a significant role in maintaining our sustained growth in B2C business and enhancing our market competitiveness. Technological shifts, changes in platform policies, and competition within the marketplace can also affect the financial performance and market adoption of our new product offerings. By closely monitoring these factors and aligning our development efforts with user needs, we aim to maintain the quality and attractiveness of our products while navigating the dynamic industry landscape.
•Overall adoption rate of AI- and AR-technologies in beauty and fashion industries
Our results of operations are affected by the overall growth and adoption of AI- and AR-technologies in the beauty and fashion industries, which are, in turn, affected by customer demand for these technologies and the pace of brands’ digital transformation. Any changes or innovations in the beauty and fashion industries and our ability to adapt to such changes or innovations promptly could affect our business and results of operation. Despite the rapid pace of digital transformation in recent years, the adoption of AI- and AR- technologies among beauty and fashion brands and retailers remains relatively low. We see significant opportunities to advance the digitization and proliferation of AI- and AR-solutions in the beauty and fashion industries.
•Our ability to expand into new verticals and grow our brand base
Leveraging our extensive industry and technology expertise, along with our broad customer network that we have established in the beauty AI- and AR- SaaS industry, we aim to further expand our product offerings into complementary segments and broaden our product portfolio beyond beauty and fashion industries to further grow our brand base. We have already made inroads into luxury and fashion industries, including jewelry, eyewear, watches, and accessories, and now are exploring opportunities into new segments, such as solutions for hair salons, med-spa, skin clinics and aesthetic non-surgical beauty treatments.
We are uniquely positioned to integrate our industry-leading facial and hand solutions into these new segments. For example, in the jewelry sector, we can provide a solution which enables consumers to virtually try-on earrings, watches, rings and bracelets while simultaneously applying virtual makeups. This capability is challenging for a jewelry AI- and AR- vendor to replicate, given the complexity of combining virtual try-ons with virtual makeup features. Ultimately, our goal is to expand our product offerings, achieve widespread adoption, and provide a comprehensive suite of products that extends beyond the beauty and fashion industries.
•Our ability to monetize our SaaS services
We offer a diverse range of AI- and AR- powered solutions, ranging from virtual try-ons for makeup, nail art, hairstyles, eyewear, watches and jewelry to advanced skin diagnostic technology, foundation shade finder, and aesthetic skin simulations. Our solutions can be deployed across various channels and platforms, including brand-owned channels, including brand-owned websites, in-store kiosks, retailer websites, and official mobile applications, as well as major third-party platforms such as Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall), and Tencent (WeChat).For details of our products and services, see “Item 4. Information on the Company – B. Business — Overview – Our Business”. For details of revenue recognition of our products and services, see “— Components of Results of Operations — Revenue” of the annual report and Note 4 “Summary of Significant Accounting Policies” to our consolidated financial statement. The following table sets forth a breakdown of our revenue for the periods indicated based on the types of customers:

	Year ended December 31,
	2022		2023		2024
	US$’000	% of total revenue	US$’000	% of total revenue	US$’000	% of total revenue
Revenue from brands	29,224	61.8%	25,793	48.2%	22,445	37.3%
Revenue from Key Customers	20,580	43.5%	24,271	45.4%	19,565	32.5%
Revenue from non-Key Customer brands	8,644	18.3%	1,522	2.8%	2,880	4.8%
Revenue from mobile apps subscribers	16,230	34.3%	26,517	49.5%	36,603	60.8%
Others	1,846	3.9%	1,195	2.3%	1,154	1.9%
Total revenue	47,300	100%	53,505	100%	60,202	100%

Our ability to sustainably grow our B2B business depends in part on retain.ing our existing brand customers, expanding their use of our services and acquiring new brand customers into our brand portfolio. In managing our B2B business, our management vigilantly monitors the revenue contribution from our Key Customers, as these metric provide reliable insights into the growth of our B2B business, due to the following reasons: (i) revenue from Key Customers accounted for approximately 43.5%, 45.4% and 32.5% of our total revenue in 2022, 2023 and 2024, respectively; and (ii) revenue from Key Customers represented 70.4%, 94.1% and 87.2% of our total revenue from our total brand portfolio in 2022, 2023 and 2024, respectively. Our total revenue from brands was $22.4 million in 2024, compared to $25.8 million in 2023, representing a decrease of $3.3 million. The decrease was primarily due to economic instability and extended sales conversion cycle in the B2B business.

As we strengthen long-term relationships with existing brands, we aim to increase the average recurring fees per brand through a combination of cross-selling across sister brands, geographies and verticals of beauty and luxury groups, and upselling incremental SKUs, modules and functions to beauty and fashion brands. We believe the high consumer engagement and scalability of our platform positions us well to capitalize on this monetization opportunity.
In addition to the Key Customers, which are major brand customers, we also generate revenue from other long-tail brand customers which is the non-Key Customer brands. In 2022, 2023 and 2024, the total non-Key Customer brands revenue represented 29.6%, 5.9% and 12.8% of our total brand business respectively.
We plan to distribute resources evenly between enhancing our SaaS offering for brand customers and developing our premium mobile apps for individual customers so as to achieve the goal of strengthening our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
•Our ability to manage and improve operating efficiency
Our results of operations partly depend on our ability to effectively manage our costs and expenses. We recognized operating expenses of $111.2 million, $48.8 million and $50.1 million in 2022, 2023, and 2024, respectively. As we scale our business and advance our technology, we anticipate that marginal operating costs and expenses may decrease. We expect our customer acquisition efforts to benefit from our strong brand recognition and word-of-mouth referrals as we expand our brand customer base.
Our continued investment in technology also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. In addition, we believe that we will continue to benefit from economies of scale as we continue to actively manage the level of our general and administrative expenses. Certain expenses, such as the professional advisors’ fees in connection with our ongoing reporting obligations as a public company, however, may negatively affect our profitability in the next few years.
•Our people and technology
We are committed to investing in our people and technology, as these are essential for delivering innovative solutions and services that meet our customer needs, expanding our customer base, and maintaining our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
We have invested considerable resources in our people. We recruit talents from renowned universities and academic institutions across various regions. We have built up a comprehensive talent development program that includes diverse training programs featuring lectures, senior experience sharing, study groups, and participation in conferences and external forums. We also foster a working environment that motivates employees to raise questions and adopts a problem-solving mindset. Our ultimate goal is to retain these talents in the long term and turn them into valuable asset for our business success.
We have also invested a substantial portion of our resources in technology development, recognizing it as the cornerstone of our business success. By collaborating with prestigious universities and research labs, we bring emerging talents and cutting-edge technologies from academic institutions to our Company, bridging the gap between academic research and commercial application. This collaboration offers us unique opportunities to access innovative ideas and latest technology developments at an early stage, allowing us for proactive planning. Additionally, we are committed to continually improving and upgrading our technologies to ensure the highest quality to our customers. We believe these efforts are crucial to our business, as the success of our AI- and AR-powered solutions relies on technology that provides exceptional accuracy, scalability, and performance.
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
Our revenue sources include two major components: AI- and AR- cloud solutions and subscription and licensing. We would anticipate the revenue contribution from licensing becoming increasingly insignificant, as we progressively allocate fewer resources to this area and instead focus on strengthening our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
(1) AI- and AR- cloud solutions and subscription
For AI- and AR- cloud solutions and subscription, we provide online cloud-based solutions to our customers, primarily including premium feature subscriptions for our individual customers and virtual try-on solutions for our brand customers.
In terms of the premium features on our mobile apps and web services to which individual customers subscribe through Apple App Store and Google Play and our web-based editor, we currently offer monthly and annual subscription plans, with subscription price varying by countries and regions. We recognize revenue from such services based on the fulfilled contract obligations for each month.
Our typical contract terms with brand customers range from three months to multiple years, with one-year term being the most common. Our contract consideration is fixed and determined by the following factors: (i) the functionality of the modules (e.g., makeup, skincare, shade finder, jewelry); (ii) the duration of the contract period; (iii) the geographical coverage, such as the number of countries or regions for module deployment or the number of website domains for integration into our modules; (iv) the maximum number of SKUs that a brand can utilize at the same time; and (v) any additional manpower hours required for customization, if any.
Furthermore, depending on the nature of the products and services provided, the charges of brand customers can be further divided to one-time fees, recurring fees, or a combination of both. One-time fees are made up of service setup fee, customization fee, and console base fee, which allow brands to create a brand console account on our platform for uploading and managing SKUs. Recurring fees are related to granting customers access to the modules throughout the contract period. These fees are recurring as the service is time-limited and scope-limited, requiring renewal upon the expiration of the service term.
(2)Licensing
We collect licensing fees from (1) licensing self-developed technologies, which include offline SDK and AI- and AR- offline solutions to brand customers, and (2) licensing customized mobile apps designed and created based on customers’ specifications that do not require continuous support from our backend cloud computing infrastructure. In this scenario, the mobile apps are operated by customers on their own infrastructure, with no additional supporting services required from us after delivery to customers.
Furthermore, depending on the type of the licensing services provided, brand customers may elect to renew licensing agreements with us, as the right to use our intellectual property is only granted to them for a specific period. We collect recurring revenue from the renewal of licensing agreements by customers. We generate recurring revenue from renewals of these licensing agreements by customers.
For further details on our revenue recognition, see Note 4 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this annual report.
Cost of Sales and Services
Our cost of sales and services primarily consists of kiosk hardware cost, certain research and development personnel-related expenses allocated to cost of sales and services which are directly related to revenue and services activities, warranty provision as well as third-party payment processing fees for distribution partners such as Google Play and Apple App Store. We expect that our cost of sales and services will increase in absolute dollars in tandem with the growth of our businesses in the foreseeable future, as we continue to invest and broaden our product offerings and scale up our business operations.

Sales and Marketing Expenses
Our sales and marketing expenses consist of personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing, advertising and promotional fees, cloud-hosting fees as well as allocated facilities and information technology costs. We plan to continue to invest in sales and marketing to grow our customer base and increase our brand awareness. As such, we expect sales and marketing expenses to increase in absolute dollars. In the near term, we anticipate fluctuations in sales and marketing expenses as a percentage of revenue due to our investments in accelerating market adoption of our AI- and AR-technologies.
General and Administrative Expenses
Our general and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate operations, including administration, legal, human resources, accounting and finance. Personnel-related expenses primarily include salaries, benefits, and share-based compensation. In addition, general and administrative expenses also include allocated facilities costs, such as rent, depreciation expenses, professional service fees and other general corporate expenses.
Furthermore, we have incurred and expect to further incur expenses as a result of becoming a public company since October 2022, including costs for complying with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. In 2024, our general and administrative expenses have decreased primarily due to reduction in corporate insurance premium and reduced external professional service fee. However, we anticipate that these expenses may increase slightly going forward as we invest in more robust internal control systems and pursue potential strategic asset acquisitions.
Research and Development Expenses
Our research and development expenses primarily consist of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other associated corporate costs.
We expect our research and development expenses to increase in the future as we expand our team of technology and product development professionals and continue to invest in technology infrastructure and innovative AI- and AR-solutions to enhance and broaden our product offerings.
Interest Income
Our interest income primarily consists of interests earned on bank deposits and financial assets at amortized costs.
Other Income
Our other income primarily consists of subsidies from local government and VAT adjustments. We do not expect material subsidies from local government in the foreseeable future.
Other Gains and Losses
Our other gains and losses primarily consist of losses on financial liabilities at fair value through profit or loss (“FVTPL”) and foreign exchange gains and losses. The FVTPL is primarily associated with our outstanding warrants.
Finance Costs
Our finance costs primarily consist of interest expenses on our lease liabilities.
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
Results of Operations
Our results of operations for the years ended December 31, 2022, 2023 and 2024 are presented below:

	Years ended December 31,
($ in thousands, unless otherwise stated)	2022	2023	2024	2023 % Change	2024 % Change
Revenue	$47,300	$53,505	$60,202	13.1%	12.5%
Cost of sales and services	(7,130)	(10,400)	(13,258)	45.9%	27.5%
Gross profit	40,170	43,105	46,944	7.3%	8.9%
Operating expenses
Sales and marketing expenses	(24,544)	(25,725)	(28,213)	4.8%	9.7%
General and administrative expenses	(76,219)	(11,582)	(8,501)	(84.8)%	(26.6)%
Research and development expenses	(10,481)	(11,458)	(12,000)	9.3%	4.7%
Expected credit losses	—	—	(1,373)	—%	(100.0)%
Total operating expenses	(111,244)	(48,765)	(50,087)	(56.2)%	2.7%
Operating loss	(71,074)	(5,660)	(3,143)	(92.0)%	(44.5)%
Non-operating income and expenses
Interest income	2,029	9,498	7,708	368.1%	(18.8)%
Other income	75	33	55	(56.0)%	66.7%
Other gains and losses	(92,474)	1,675	(316)	(101.8)%	(118.9)%
Finance costs	(8)	(15)	(18)	87.5%	20.0%
Total non-operating income and expenses	(90,378)	11,191	7,429	(112.4)%	(33.6)%
Income (loss) before income tax	(161,452)	5,531	4,286	(103.4)%	(22.5)%
Income tax benefit (expense)	(292)	(115)	735	(60.6)%	(739.1)%
Net income (loss)	$(161,744)	$5,416	$5,021	(103.3)%	(7.3)%
Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2024
Revenue
Total revenue increased by $6.7 million, or 12.5%, from $53.5 million for the year ended December 31, 2023 to $60.2 million for the year ended December 31, 2024. The double-digit revenue growth is primarily driven by the robust momentum in the growth of YouCam mobile app subscriptions, the growing popularity among consumers of Generative AI technologies and AI editing features for photos and videos, the stable demand for the Company’s online virtual product try-on solutions from brand customers. We expect the licensing revenue and advertisement revenue will become increasingly immaterial, as we continue to focus on strengthening our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
With respect to geographical contribution, revenue from the Americas has increased 6.3% from $29.9 million for the year ended December 31, 2023 to $31.8 million for the same period in 2024, revenue from Europe has increased by 20.4% from $13.8 million for the year ended December 31, 2023 to $ 16.6 million for the same period in 2024, and revenue from Asia-Pacific has increased by 18.2% from $8.6 million for the year ended December 31, 2023 to $10.1 million for the same period in 2024. Revenue outside of these three major regions has grown by 36.1% from $1.2 million for the year ended December 31, 2023 to $1.7 million for the same period in 2024.

Cost of Sales and Services
Cost of sales and services increased by $2.9 million, or 27.5%, from $10.4 million for the year ended December 31, 2023 to $13.3 million for the year ended December 31, 2024. The increase was primarily due to the increase in payment processing fees paid to third-party digital distribution platforms such as Apple App Store and Google Play resulting from the increase in our mobile app subscription revenue.
Gross Profit
Gross profit increased by $3.8 million, or 8.9%, from $43.1 million for the year ended December 31, 2023 to $46.9 million for the year ended December 31, 2024. Despite the continuous increase in gross profit, our gross margin slightly decreased by 2.6% from 80.6% for the year ended December 31, 2023 to 78.0% for the year ended December 31, 2024. The slight decrease in gross margin was primarily due to the sustained increase in third-party payment processing fees paid to digital distribution partners such as Google and Apple, due to the steady growth in our mobile app subscription revenue.
Total Operating Expenses
Total operating expenses increased by $1.3 million, or 2.7%, from $48.8 million for the year ended December 31, 2023 to $50.1 million for the year ended December 31, 2024. The increase was primarily associated with the increased sales and marketing expenses and research and development expenses, which were partially offset by a decline in general and administrative expenses.
Sales and Marketing Expenses
Sales and marketing expenses increased by $2.5 million, or 9.7%, from $25.7 million for the year ended December 31, 2023 to $28.2 million for the year ended December 31, 2024. This increase was primarily due to an increase in marketing events and advertising expenses related to our mobile apps and cloud computing.
General and Administrative Expenses
General and administrative expenses significantly decreased by $3.1 million, or 26.6%, from $11.6 million for the year ended December 31, 2023 to $8.5 million for the year ended December 31, 2024. The significant decrease was primarily due to reduced corporate insurance premium and external professional service fees. We anticipate that these expenses may increase slightly going forward as we invest in more robust internal control systems and pursue potential strategic asset acquisitions.
Research and Development Expenses
Research and development expenses increased by $0.5 million, or 4.7%, from $11.5 million for the year ended December 31, 2023 to $12 million for the year ended December 31, 2024. The increase was primarily due to the increase of our research and development headcount and related personnel costs.
Expected credit losses
Expected credit losses were $1.4 million for the year ended December 31, 2024. We did not record expected credit losses for the year ended December 31, 2023. The recognition of expected credit losses includes an increase in provisions due to economic instability, which has led to extended repayment periods for brand customers. It also includes the recognition of actual bad debt expenses for some brand customers who defaulted in payment after the notice period.
Total Non-Operating Income and Expenses
Total non-operating income and expenses decreased by $3.8 million, or 33.6%, from $11.2 million for the year ended December 31, 2023 to $7.4 million for the year ended December 31, 2024. The decrease was primarily due to the decrease of interest income and other gains and losses.

Interest Income
Interest income decreased by $1.8 million, or 18.8%, from $9.5 million for the year ended December 31, 2023 to $7.7 million for the year ended December 31, 2024. The decrease was primarily attributable to reduced balance of time deposits, which were used to purchase the 16,129,010 Class A ordinary shares, at a price of $3.10 per share, that are validly tendered and not properly withdrawn by the shareholders before December 26, 2023, in an aggregate amount of approximately $50.0 million (excluding fees relating to the tender offer), pursuant to the tender offer launched by the Company on November 27, 2023.
Other Income
Other income increased by approximately $22 thousand, or 66.7%, from approximately $33 thousand for the year ended December 31, 2023 to approximately $55 thousand for the year ended December 31, 2024.
Other Gains and Losses
Other gains and losses, primarily consisting of adjustment in non-cash valuation gains (losses) on financial liabilities at fair value through profit or loss, were recorded as losses of $0.2 million for the year ended December 31, 2024, as compared to gains of $1.6 million for the year ended December 31, 2023.
Income tax benefit (expense)
Income tax benefit in 2024 was $0.7 million, compared to an income tax expense of $0.1 million in 2023. This was primarily due to the recognition of deferred tax assets, as the Taiwan subsidiary began generating profits in 2023 and fully utilized all loss carryforwards by 2024. It is expected to remain profitable in the foreseeable future.
Net Income
As a result of the foregoing, our net income in 2024 was $5.0 million, compared to net income of $5.4 million in 2023.
Adjusted Net Income (Loss) (Non-IFRS)
Our adjusted net income in 2024 was $8.3 million, compared to an adjusted net income of $7.0 million in 2023. See “— Use of Non-IFRS Financial Measures” below for more information.
Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2023
For the discussion covering items for the fiscal year ended December 31, 2023 and a comparison between the fiscal year ended December 31, 2023 and 2022, please refer to “Item 5. — Operating and Financial Review and Prospects — A. Operating Results — Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with SEC on March 29, 2024.
Use of Non-IFRS Financial Measures
In addition to the measures presented in our consolidated financial statements, we use certain non-IFRS financial measures, including adjusted net income (loss), as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan. We define these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. Starting from the first quarter of 2024, we no longer exclude foreign exchange gain (loss) from adjusted net income (loss). As we transitioned to using the U.S. dollar as the functional currency for certain subsidiaries in 2023, our foreign exchange gains (losses), which historically have predominantly been unrealized, have not been material since 2023. For a reconciliation of adjusted net income (loss) to net income (loss), please see the reconciliation table.

	Years ended December 31,
($ in thousands, unless otherwise stated)	2022	2023	2024
Net Income (Loss)	$(161,744)	$5,416	$5,021
One-off Transaction Costs	71,152	33	299
Non-Cash Equity-Based Compensation	2,175	3,210	2,774
Non-Cash Valuation (Gain)/Loss of financial liabilities	93,777	(1,641)	227
Foreign Exchange (Gain)/Loss	(1,303)	—	—
Adjusted Net Income(1)	$4,057	$7,018	$8,321
Note:
(1) In accordance with the changed definition of “adjusted net income” that is detailed in the “Use of Non-IFRS Financial Measures” section above, we have made a retrospective adjustment to our adjusted net income for the year ended December 31, 2023 not adjusting for “foreign exchange gains” (which amounted to a gain of $34 thousand for the period, as previously disclosed in our Form 6-K furnished to the SEC on February 28, 2024).
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.
B.Liquidity and Capital Resources
Since inception, we have financed our operations mainly through equity contributions from our shareholders and payments received from our customers. As of December 31, 2024, we had cash and cash equivalents of $127.1 million, which primarily consisted of checking accounts, demand deposits and time deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars, and we do not currently enter into any hedging arrangements. In addition, we have 6-month time deposits of $36.0 million classified as current financial assets at amortized cost according to IFRS as of December 31, 2024 and we do not have any loan and bank borrowings as of the same date. Our net income slightly decreased from $5.4 million for the year ended December 31, 2023 to $5.0 million for the year ended December 31, 2024.
We believe that our cash and cash equivalents, including the cash we obtained from the Business Combination, and our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report and sufficient to fund our operations. As of the date of this annual report, there has been no material change to our liquidity position since December 31, 2024. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.
Our cash requirements for the year ended December 31, 2024 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to purchase of certain servers in our ordinary course of business and ERP system upgrade, which has been immaterial from a dollar amount perspective. From January 1, 2022 through December 31, 2024, we incurred capital expenditure of less than $0.4 million annually. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations have been immaterial. In addition, we will consume cash for additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we have plans to further invest in research and development, develop new AI- and AR-solutions, broaden our customer bases in the beauty and fashion industry, and expand into aesthetic skin beauty segment with a particular focus on med-spa applications. These new developments and expansions may generate long-term cash requirements. We intend to continue to fund our future material cash requirements with net proceeds in connection with our Business Combination, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
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
There is no assurance that our Warrants will be in the money prior to their expiration or that the holders of the Warrants will elect to exercise any or all of such Warrants. The likelihood that Warrant holders will exercise their Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the issued and outstanding Warrants, will be dependent on the trading price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of our Warrants, which is $11.50 per share, we believe Warrant holders will be unlikely to exercise their Warrants. As the closing price of our Class A Ordinary Shares was $1.68 as of March 27, 2025, we believe that holders of the Warrants are currently unlikely to exercise their Warrants. Accordingly, we do not expect to rely on the cash exercise of Warrants to fund our operations.
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

Cash Flows Summary
Presented below is a summary of cash flows from or used in our operating, investing, and financing activities:

	Year ended December 31,
($ in thousands, unless otherwise stated)	2022	2023	2024
Cash flows from (used in) operating activities	$(3,305)	$13,578	$13,003
Cash flows from (used in) investing activities	(30,258)	(637)	(8,879)
Cash flows from (used in) financing activities	118,028	(51,499)	(525)
Effects of exchange rates changes on cash and cash equivalents	(2,302)	(187)	(349)
Net increase (decrease) in cash and cash equivalents	$82,163	$(38,745)	$3,250
Cash Flows Generated from (Used in) Operating Activities
Cash flows generated from or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received and income tax paid. Our business primarily operates in a prepaid service subscription model, enabling us to collect cash in advance upon the signing of contract and then deliver services pursuant to terms of contract.
Net cash generated from operating activities decreased by $0.6 million, or 4.2%, from $13.6 million for the year ended December 31, 2023 to $13.0 million for the year ended December 31, 2024. This change was primarily due to less interests received compared to 2023.
Cash Flows Generated from (Used in) Investing Activities
Cash flows generated from or used in investing activities primarily relates to acquisition of financial assets, proceeds from disposal of financial assets, acquisition of property, plant and equipment, acquisition of intangible assets, and changes in guarantee deposits paid.
Net cash used in investing activities was $8,879 thousand for the year ended December 31, 2024 and net cash used in investing activities was $637 thousand for the year ended December 31, 2023. Net cash used in investing activities was $30.3 million for the year ended December 31, 2022. The substantial decrease of net cash used in investing activities was primarily attributable to the reduced acquisition of six-month time deposits classified as current financial assets at amortized cost according to IFRS, partially offset by proceeds from disposal of financial assets at amortized cost.
Cash Flows Generated from (Used in) Financing Activities
Net cash used in financing activities was $0.5 million for the year ended December 31, 2024, consisting of $0.5 million in the repayment of the principal portion of lease liabilities.
Net cash used in financing activities was $51.5 million in 2023, primarily consisting of $51.1 million representing the payments to repurchase Class A Ordinary Shares through our share repurchase program and tender offer, both launched by us in 2023, and $0.4 million in the repayment of the principal portion of lease liabilities.
Net cash from financing activities was $118.0 million in 2022, primarily consisting of gross proceeds of $112.9 million from the Transactions, and $5.6 million from the proceeds of the exercise of employee stock options, partially offset by $0.5 million in the repayment of the principal portion of lease liabilities.
Material Contractual Obligations and Commitments
During the periods presented, we did not have any material contractual obligations and commitments other than two office leases entered into by and between Perfect Taiwan and CyberLink for two years starting from June 1, 2023 and December 1, 2023 respectively, and an office lease entered into by and between Perfect Taiwan and ClinJeff Corp., a related party, for two years starting from May 15, 2024.

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
D.Trend Information
The global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges in 2024, such as global high inflation, significant fluctuations in foreign exchange rates, and geopolitical tensions and conflict. Although our enterprise business sales cycle has been elongated in the second half of 2022 and 2023 due to the worsening macroeconomic environment, we saw some early signal of recovery in B2B business opportunities from 2024, which enables us to enter into new deals and expand our customer base. Despite these challenges, we remain confident in the recovery in our sales cycle and our long-term growth prospects, as well as retaining our commitment to iterating our products and services, further enhancing our digital solutions, expanding our customer base, diversifying our revenue streams, and further optimizing operating efficiency.
Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024, that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 5 “Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty” to our consolidated financial statements elsewhere in this annual report for additional information on our critical accounting estimates.

Item 6.    Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our Board is comprised of six directors.

Name	Age	Position(s)
Alice H. Chang	63	CEO and Chairwoman of the Board
Michael Aw	49	Non-executive Director
Jau-Hsiung Huang	65	Non-executive Director
Meng-Shiou (Frank) Lee	63	Independent Non-executive Director
Philip Tsao	64	Independent Non-executive Director
Chung-Hui (Christine) Jih	63	Independent Non-executive Director
Pin-Jen (Louis) Chen	46	Executive Vice President and Chief Strategy Officer
Wei-Hsin Tsen (Johnny Tseng)	57	Senior Vice President and Chief Technology Officer
Weichuan (Wayne) Liu	55	Chief Growth Officer and President of Americas
Hsiao-Chuan (Iris) Chen	56	Vice President and Head of Finance and Accounting
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
Meng-Shiou (Frank) Lee has served as our non-executive director since October 28, 2022 and has extensive experience in the accounting and finance industry. Mr. Lee currently serves as the CEO at First Elite CAPs & Co, a Taiwan-based accounting company, and is a Professor-level Part-time Technical Expert of National Taipei University of Business and Vice-Chairman of the Board at Taipei CPA Association. Mr. Lee has served on the board of directors at several publicly listed companies, including Mechema Chemicals International Company Limited (TWSE: 4721) since June 2017, and TOPCO Technologies Corp. (TWSE: 3388) since May 2020. Mr. Lee has been practicing as a Certified Public Accountant since 1988. His accounting experience includes working as a Certified Public Accountant at Deloitte Touche Tohmatsu Limited in its Taiwan office from July 1988 to July 1997 and at First Elite CAPs & Co since July 1997. Mr. Lee holds an M.A. in accounting from National Chengchi University and a B.A. in accounting from National Taiwan University.
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
B.Compensation
For the year ended December 31, 2024, we paid an aggregate of $3.1 million in cash and benefits to our executive officers and directors, including $0.5 million in share-based compensation related to previously granted stock options that remain unvested and/or vested stock options that remain unexercised. For the year ended December 31, 2024, (i) no option has been granted to our directors and executive officers under the Share Incentive Plan, and (ii) no Award (as defined below) has been granted under the Director Equity Incentive Plan to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors
Employment Agreements
Alice H. Chang is a party to a service agreement with us dated September 26, 2019 and as amended on January 24, 2022. Under the service agreement, Ms. Chang agreed to serve as our CEO, until her appointment is terminated by Ms. Chang’s death, disability or a termination by a decision of the Board. The service agreement also includes certain restrictive covenants, which include confidentiality and non-disclosure restrictions and non-competition restrictions that apply during the term and for certain periods following specified terminations of service.
Share Incentive Plan
Our Share Incentive Plan was first approved and adopted by our Board on December 13, 2021, and was amended by our Board on October 25, 2022, to make equitable adjustments to the number and class of shares to be issued thereunder for the purposes of reflecting the Recapitalization in connection with the Business Combination. The Share Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to our or our affiliates’ employees, directors, agents, consultants or service providers as selected by the administrator. We have registered an aggregate of 5,311,310 Ordinary Shares available for issuance under the Share Incentive Plan in the registration statement on Form S-8 (File No. 333-268059) filed with the SEC on October 28, 2022.
For the year ended December 31, 2024, options to purchase an aggregate of 50,045 Class A Ordinary Shares were granted to our employees and other eligible grantees under the Share Incentive Plan at exercise prices of $2.13 to $2.22 per Class A Ordinary Share.
The following sets forth a summary of material terms of the Share Incentive Plan, which are qualified in their entirety by the Share Incentive Plan filed as Exhibits 4.14 and 4.15 to this annual report.
Authorized Shares. Subject to the adjustment provisions in the Share Incentive Plan, the maximum aggregate number of the Ordinary Shares that may be issued upon exercise of all options to be granted under the Share Incentive Plan shall be 5,311,310 Ordinary Shares; up to 5,311,310 Ordinary Shares may be issued under the Share Incentive Plan to participants who are citizens of the U.S., residents of the U.S. or are otherwise subject to the federal income tax laws of the U.S. (the “U.S. Taxpayer Participants”). Under the Share Incentive Plan, shares to be issued upon the exercise of options shall be Class B Ordinary Shares if the participant of the Share Incentive Plan is one of the Founder Parties; otherwise, shares to be issued upon exercise of options shall be Class A Ordinary Shares.
If an award of option should expire or become unexercisable for any reason without having been exercised in full, or if the Ordinary Shares issued under the Share Incentive Plan are later forfeited due to the failure to vest, the unissued or forfeited shares shall, unless the Share Incentive Plan shall have been terminated, remain or become available for future issuance pursuant to subsequent awards and grants under the Share Incentive Plan.
Plan Administration. Our Board or any senior officer(s) designated by our Board from time to time will have authority to administer the Share Incentive Plan, and their decision (save as otherwise provided herein) shall be final and binding on all parties. Our Board shall have such powers and authorizations related to the administration of the Share Incentive Plan as are consistent with our Articles and applicable laws. Our Board shall have the full power and authority to take all actions and to make all determinations required or provided for under the Share Incentive Plan, and to amend or terminate the Share Incentive Plan and adopt a new plan, as long as the participants’ economic interests that he or she would be otherwise entitled to are not adversely affected.
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
Exercise Price. The exercise price will be not less than the par value per share. Notwithstanding the foregoing, the exercise price of options granted to U.S. Taxpayer Participants who own shares representing more than 10% of the voting power of all classes of our shares at the time of grant shall be no less than 110% of the fair market value, as determined pursuant to the Share Incentive Plan on the date of grant. For all other U.S. Taxpayer Participants, the exercise price of options will be no less than 100% of such fair market value on the date of grant.
Exercise Period. The term of each option will be five years from the grant date, subject to exceptions as provided in the Share Incentive Plan. Any options not exercised during the term will be cancelled and forfeited.
Non-Transferability of Awards. Other than by will or the laws of descent and distribution, the participants may not sell, transfer, assign, pledge or otherwise dispose of any option granted under the Share Incentive Plan, unless approved by the CEO or other senior officer(s) designated by the Board.
Dissolution or Liquidation. In the event of our dissolution or liquidation, each award will terminate immediately prior to the consummation of such action, unless otherwise determined by the CEO or other senior officer(s) designated by the Board.

Change in Control. In the event of a change of control as defined in the Share Incentive Plan, each outstanding award (vested or unvested) will be treated as the CEO or other senior officer(s) designated by our Board determines, which determination may be made without the consent of any participant and need not treat all outstanding awards (or portion thereof) in an identical manner. The determination may, without limitation, provide for one or more of the following in the event of a change of control: (i) the termination or continuation of such outstanding awards by us (if Perfect is the surviving corporation); (ii) the assumption of such outstanding awards by the surviving corporation or its parent; or (iii) the substitution by the surviving corporation or its parent of new options or equity awards for such awards. If the award is continued, our Board, CEO or other senior officer(s) designated by our Board may make further adjustments in accordance with the adjustment provisions under the Share Incentive Plan.
Termination. The term for the Share Incentive Plan is ten years, commencing from December 13, 2021, being the date on which the Share Incentive Plan was approved and adopted by our Board. After this period, no further options shall be granted, but the provisions of the Share Incentive Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior to the termination or otherwise as may be required in accordance with the provisions of the Share Incentive Plan.
Director Equity Incentive Plan
Our Director Equity Incentive Plan was approved and adopted by our Board on October 23, 2023, for the purpose of attracting, retaining, and motivating Directors, aligning their interests with stockholders, and promoting the success of the Company. The Director Equity Incentive Plan provides for the grant of restricted share awards, restricted share units and other share-based awards or cash-based awards (“Awards”) in compliance with the requirements of Section 409A of the Internal Revenue Code of 1986 to the directors selected by the administrator. All directors are eligible to participate in this Director Equity Incentive Plan.
For the year ended December 31, 2024, no options to purchase Class A Ordinary Shares were granted to our directors under the Director Equity Incentive Plan.
The following sets forth a summary of material terms of the Director Equity Incentive Plan, which are qualified in their entirety by the Director Equity Incentive Plan filed as Exhibits 4.25 to this annual report.
Authorized Shares. Subject to the adjustment provisions in the Director Equity Incentive Plan, the maximum aggregate number of the Class A Ordinary Shares that may be subject to Awards under the Director Equity Incentive Plan shall be 1,000,000 Class A Ordinary Shares.
If an Award is forfeited, repurchased, expired, or settled in cash, the related Class A Ordinary Shares will be available for future grants or sales under the Director Equity Incentive Plan (unless it has terminated). However, Class A Ordinary Shares that have already been issued will not be returned to the Director Equity Incentive Plan or available for future distribution.
Plan Administration. Our Board, the CEO or any other executive officer(s) designated by our Board from time to time (the “administrator”) will have authority to administer the Director Equity Incentive Plan, and the administrator’s decision (save as otherwise provided herein) shall be final and binding on all parties. The administrator will have authority, in its discretion, to (i) select directors eligible for Awards, (ii) determine the number of shares to be covered by each Award, (iii) approve forms of award agreements or amend any outstanding award agreement, (iv) determine the terms and conditions of the Awards, including vesting and restrictions, (v) construe, interpret the terms of or reconcile any inconsistency in this Director Equity Incentive Plan, and (vi) exercise all powers granted under the Director Equity Incentive Plan, prescribe, amend and rescind rules and regulations relating thereto.
Types of Awards. The Director Equity Incentive Plan permits the grant of the grant of restricted share awards, restricted share units and other share-based awards or cash-based awards.
Eligibility. Only our directors are eligible for the Director Equity Incentive Plan.
Award Agreement. Each Award will be evidenced by an award agreement that will specify the period of restriction (if any), the number of shares granted, and such other terms and conditions as the administrator, in its sole discretion, will determine.

Term of the Plan. The Director Equity Incentive Plan will terminate on the day before the tenth anniversary of October 23, 2023, unless otherwise terminated earlier in accordance with the Director Equity Incentive Plan. The administrator may at any time amend, alter, suspend or terminate this Director Equity Incentive Plan.
Vesting Schedule. Subject to the terms and conditions set forth in the award agreement, the shares covered the Award shall vest in accordance with the vesting schedule set forth on the cover page of the award agreement. The administrator may accelerate vesting of restricted stock awards or restricted stock units.
Non-Transferability of Awards. Unless otherwise determined by the administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the administrator may permit, under such terms and conditions that it deems appropriate in its sole discretion, a participant to transfer any Award to any person or entity that the administrator so determines.
Change in Control. In the event of a change of control as defined in the Director Equity Incentive Plan, each outstanding Award will be treated as the Administrator determines without a participant’s consent.
Termination. The administrator may at any time amend, alter, suspend or terminate this Director Equity Incentive Plan. No amendment, alteration, suspension or termination of this Director Equity Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Termination of this Director Equity Incentive Plan will not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under this Director Equity Incentive Plan prior to the date of such termination.
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
C.Board Practices
Board of Directors
Our Board consists of six directors as of the date of this annual report. Of these six directors, three are independent. These three independent directors were selected and approved by our current nominating committee through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to our operations. A director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.
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
Terms of Directors and Executive Officers
Our Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. On October 28, 2022, our Board adopted a resolution that Philip Tsao be classified as a Class I Director, each of Michael Aw and Chung-Hui (Christine) Jih be classified as a Class II Director, and each of Alice H. Chang, Jau-Hsiung Huang and Meng-Shiou (Frank) Lee be classified as a Class III Director. The Class I directors shall stand appointed for a term expiring at our first annual general meeting, the Class II directors shall stand appointed for a term expiring at our second annual general meeting, and the Class III directors shall stand appointed for a term expiring at our third annual general meeting. Commencing at our first annual general meeting, and at each annual general meeting thereafter, directors appointed to replace those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. If no replacement directors are appointed, the existing directors shall be automatically re-appointed for a further term of office to expire at the third succeeding annual general meeting after their re-appointment.
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
D.Employees
See “Item 4. Information on the Company — B. Business Overview — Employees and Human Capital.”
E.Share Ownership
Except as specifically noted, the following table sets forth information regarding the beneficial ownership of Ordinary Shares to the extent known to us as of March 20, 2025 by:
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

The total number of Ordinary Shares outstanding as of March 20, 2025 is 101,848,671 shares, consisting of 85,059,953 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares.

Beneficial Owners	Class A Ordinary Shares		% of Class†	Class B Ordinary Shares		% of Class†	% of voting power††
Directors and Executive Officers:
Alice H. Chang(1)	597,256		*%	16,788,718		100%	66.6%
Wei-Hsin Tsen (Johnny Tseng)	762,330		*%	—		—	*%
Weichuan (Wayne) Liu	353,471		*%	—		—	*%
Pin-Jen (Louis) Chen	118,062		*%	—		—	*%
Jau-Hsiung Huang	148,274		*%	—		—	*%
Hsiao-Chuan (Iris) Chen	69,932		*%	—		—	*%
Michael Aw	—		—	—		—	—
Meng-Shiou (Frank) Lee	—		—	—		—	—
Philip Tsao	5,311	(2)	*%	—		—	*%
Chung-Hui (Christine) Jih	—		—	—		—	—
All directors and executive officers as a group	2,054,636		2.4%	16,788,718		100%	67.2%
Five Percent or More Shareholders:
GOLDEN EDGE CO., LTD.	—		—	10,622,620	(1)	63.3%	42.0%
DVDonet.com. Inc	—		—	4,669,346	(1)	27.8%	18.5%
CyberLink International	36,960,961	(3)	43.5%	—		—	14.6%
Provident Acquisition Holdings Ltd.	14,491,467	(4)	17.0%	—		—	5.7%
Yi-Chen Huang	4,567,425	(5)	5.4%	—		—	1.8%
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
(1)Alice H. Chang beneficially owns (a) 10,622,620 Class B Ordinary Shares held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Alice H. Chang has a controlling interest, (b) 4,669,346 Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited, which is a British Virgin Islands company wholly owned by Alice H. Chang, (c) 523,008 Class B Ordinary Shares held by World Speed Company Limited, a British Virgin Islands company wholly owned by Alice H. Chang, (d) 973,744 Class B Ordinary Shares held by Alice H. Chang, and (e) 597,256 Class A Ordinary Shares held by Alice H. Chang.
(2)Represents Class A Ordinary Shares indirectly held by Philip Tsao through Perfect AA Corp.
(3)Represents (a) 36,660,961 Class A Ordinary Shares issued to CyberLink International in connection with the Recapitalization before the Closing, and (b) 300,000 Class A Ordinary Shares held by CyberLink International in connection with its PIPE Investment. The above information is based on the Schedule 13D filed by CyberLink, among others, on February 13, 2023.

(4)Represents (i) 4,891,467 Class A Ordinary Shares issued as entitlement shares for the cancellation of 5,327,500 Provident Class B Ordinary Shares previously held by the Sponsor, (ii) 3,000,000 Class A Ordinary Shares consisting of (a) 2,000,000 Class A Ordinary Shares converted from 2,000,000 Provident Class A Ordinary Shares acquired by an affiliate of the Sponsor in connection with the FPA Investment, and (b) 1,000,000 Class A Ordinary Shares issuable upon the exercise of 1,000,000 Perfect Forward Purchase Warrants acquired by an affiliate of the Sponsor in connection with the FPA Investment, and (iii) 6,600,000 Class A Ordinary Shares issuable upon the exercise of 6,600,000 Warrants converted from 6,600,000 Private Placement Warrants previously held by the Sponsor. The number of Class A Ordinary Shares disclosed herein does not include 1,175,624 Sponsor Earnout Promote Shares issuable to the Sponsor upon the occurrence of certain milestones. In accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, Class A Ordinary Shares not outstanding which are subject to Warrants owned by the Sponsor and its affiliate shall be deemed to be outstanding for the purpose of computing their percentage ownership of outstanding Class A Ordinary Shares but shall not be deemed to be outstanding for the purpose of computing the percentage ownership of Class A Ordinary Shares by any other person.
(5)Yi-Chen Huang beneficially owns (a) 4,333,816 Class A Ordinary Shares held by Ideal Max Management Limited, a British Virgin Islands company wholly owned by Mr. Yi-Chen Huang and (b) 233,609 Class A Ordinary Shares held by Yi-Chen Huang. The above information is based on the Schedule 13G filed by Yi-Chen Huang, among others, on February 2, 2024.

To our knowledge, as of March 20, 2025, 41,405,708 Class A Ordinary Shares, or 48.67% of the total outstanding Class A Ordinary Shares, were held by three record holders in the United States (including Cede & Co., the nominee of the Depository Trust Company). Because a portion of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of March 20, 2025, none of our Class B Ordinary Shares was held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s clawback policy during the fiscal year ended December 31, 2024.

Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B.Related Party Transactions
Agreements Related to the Business Combination
In connection with, and pursuant to, the Business Combination Agreement, certain agreements were entered into between Perfect, Provident and certain related parties following the Business Combination. These agreements include:
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement on March 3, 2022, Perfect, Provident and the Sponsor entered into the Sponsor Letter Agreement, pursuant to which 1,710,000 Class A Ordinary Shares held by Sponsor as of immediately after the First Merger Effective Time (the “Forfeited Shares”) were forfeited and cancelled for no consideration immediately after the Closing. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of a Sponsor Earnout Event (as defined below) during the period from and after the Closing Date until the fifth anniversary of the Closing Date (the “Earnout Period”), Perfect will issue up to 1,175,624 Class A Ordinary Shares (the “Sponsor Earnout Shares”) to Sponsor, with (i) 50% of the Sponsor Earnout Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Class A Ordinary Shares is greater than or equal to $11.50, and (ii) 50% of the Sponsor Earnout Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Class A Ordinary Shares is greater than or equal to $13.00 (each, a “Sponsor Earnout Event”). In the event that, during the Earnout Period, there is a Change of Control (as defined in the Sponsor Letter Agreement) (or a definitive agreement providing for a Change of Control has been entered into prior to the expiration of the Earnout Period and such Change of Control is ultimately consummated) or any liquidation, bankruptcy or similar proceeding of Perfect, then any Sponsor Earnout Shares that have not been previously issued by Perfect (whether or not previously earned) will be deemed earned and will be issued by Perfect to the Sponsor upon such event, unless in the case of a Change of Control, the value of the consideration to be received by the holders of Ordinary Shares in such transaction is less than the share price threshold applicable to the applicable Sponsor Earnout Event.
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed not to transfer, during a period of 12 months from and after October 28, 2022, any Class A Ordinary Shares and Warrants held by it immediately after the First Merger Effective Time, any Class A Ordinary Shares acquired by the Sponsor upon the exercise of such Warrants, or any Sponsor Earnout Shares issued pursuant to the Sponsor Letter Agreement subject to customary exceptions. The lock-up requirements expired on October 28, 2022.
Perfect Shareholder Lock-Up Agreement
On October 28, 2022, Perfect, Provident and certain Perfect’s shareholders (the “Perfect Lock-Up Shareholders”) entered into a Perfect Shareholder Lock-Up Agreement, pursuant to which, each Perfect Lock-Up Shareholder agreed not to transfer (i) any Ordinary Shares held by such Perfect Lock-Up Shareholder immediately after the Second Merger Effective Time, (ii) any Ordinary Shares issuable upon the exercise of options or warrants to purchase Ordinary Shares held by such Perfect Lock-Up Shareholder immediately after the Second Merger Effective Time (along with such options or warrants themselves), (iii) any Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for Ordinary Shares held by such Perfect Lock-Up Shareholder immediately after the Second Merger Effective Time (along with such securities themselves), and (iv) any Shareholder Earnout Shares to the extent issued pursuant to the Business Combination Agreement during the applicable lock-up period, subject to customary exceptions.
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
Perfect Shareholder Voting Agreement
Concurrently with the execution of the Business Combination Agreement on March 3, 2022, Perfect, Provident and certain shareholders of Perfect (the “Perfect Voting Shareholders”) entered into a Perfect Shareholder Voting Agreement, pursuant to which, each Perfect Voting Shareholder agreed to, among other things, (i) attend any shareholder meeting of Perfect to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the Pre-Recapitalization Shares and any other Perfect securities acquired by such Perfect Voting Shareholders in favor of approving the transactions contemplated by the Business Combination Agreement.
New Registration Rights Agreement
On October 28, 2022, Perfect, the Sponsor and certain shareholders of Perfect entered into a New Registration Rights Agreement containing customary registration rights for the Sponsor and the shareholders of Perfect who are parties thereto.
Subscription Agreements — PIPE Investment
Concurrently with the execution of the Business Combination Agreement on March 3, 2022, Provident, Perfect and the PIPE Investors entered into Subscription Agreements and certain assignment, assumption and consent agreements, pursuant to which, the PIPE Investors subscribed for and purchased Provident Class A Ordinary Shares at $10.00 per share for an aggregate purchase price of $50,000,000 prior to the Closing.

At the First Merger Effective Time, each Provident Class A Ordinary Share issued in the PIPE Investment was cancelled in exchange for one Class A Ordinary Share.
Forward Purchase Agreements — FPA Investment
In connection with the Provident Initial Public Offering, Provident entered into a Forward Purchase Agreements and a joinder agreement with the FPA Investors, pursuant to which, the FPA Investors purchased from Provident an aggregate of 5,500,000 Provident Class A Ordinary Shares and an aggregate of 2,750,000 Forward Purchase Warrants for an aggregate purchase price of $55,000,000 prior to the Closing. At the First Merger Effective Time, each Provident Class A Ordinary Share and Forward Purchase Warrant issued in the FPA Investment was cancelled in exchange for one Class A Ordinary Share and one Warrant, respectively.
Assignment, Assumption and Amendment Agreement
On October 28, 2022, Perfect, Provident, and Continental entered into an Assignment, Assumption and Amendment Agreement, pursuant to which, Provident assigned to Perfect all of its rights, interests, and obligations in and under the Warrant Agreement, and the terms and conditions of such Warrant Agreement were amended to reflect Perfect’s assumption of the Provident Warrants.
Related Party Transactions with CyberLink and Its Affiliates
Licensing Agreements
Cross License Agreement — MakeupDirector
On July 1, 2016, Perfect Corp. entered into a cross license agreement with CyberLink (the “MakeupDirector Cross License Agreement”), pursuant to which, (i) Perfect grants to (a) CyberLink a non-exclusive and non-transferable license to use Perfect’s digital makeover technology, and (b) CyberLink and CyberLink MakeupDirector users non-exclusive access to the contents and features of Beauty Circle, a beauty social platform owned by Perfect; and (ii) CyberLink grants to Perfect a non-exclusive and non-transferable worldwide license to (a) distribute CyberLink’s MakeupDirector software to users of Perfect’s mobile apps, and (b) advertize for certain software applications of Perfect within certain CyberLink’s software and websites as specified under the MakeupDirector Cross License Agreement. No cash consideration is payable under the MakeupDirector Cross License Agreement. Each of Perfect and CyberLink receives its consideration for its license to the other party from the license that the other party grants to it. The term of the MakeupDirector Cross License Agreement is three years, commencing from July 1, 2016 and will automatically renew for an additional three years, unless either party provides written notice of termination to the other party at least one year prior to the expiration of relevant term. The MakeupDirector Cross License Agreement was automatically renewed for an additional three-year term on July 1, 2019 and July 1, 2022, respectively.
Cross License Agreement and Assignment Agreement — PerfectCam
On August 8, 2017, Perfect Corp. entered into a cross license agreement with CyberLink (the “PerfectCam Cross License Agreement”), pursuant to which, (i) Perfect grants to CyberLink a non-exclusive and non-transferable worldwide license to use its AR technology of facial feature detection and makeup generation to be embedded into CyberLink’s PerfectCam software, and CyberLink may sublicense its own developed SDK of PerfectCam software derived from Perfect’s AR technology to its customers and other third parties; and (ii) CyberLink grants to Perfect a non-exclusive and non-transferable worldwide license to use, reproduce, distribute and sell PerfectCam software and the derivative work created and developed by or on behalf of CyberLink based on the AR technology provided by us under the PerfectCam Cross License Agreement. CyberLink shall share 25% of the net revenue from the sales of PerfectCam and 50% of the net revenue from the sublicense of the SDK of PerfectCam software. The term of the PerfectCam Cross License Agreement is three years, commencing from August 8, 2017 and will automatically renew for an additional three years, unless either party provides a written notice of termination to the other party at least one year prior to the expiration of relevant term.
On January 1, 2018, Perfect Corp., Perfect Taiwan, a wholly-owned subsidiary of Perfect, and CyberLink entered into an assignment agreement, pursuant to which, Perfect agreed to assign all its rights and obligations under the PerfectCam Cross License Agreement to Perfect Taiwan, and as a result, Perfect Corp. was released of all liabilities accrued thereunder, and Perfect Taiwan succeeded Perfect Corp. and undertook all the rights and obligations under the PerfectCam Cross License Agreement.

License Agreement — YouCam
On November 30, 2019, Perfect Taiwan entered into a license agreement with CyberLink (the “YouCam License Agreement”), pursuant to which, Perfect Taiwan grants to CyberLink a non-exclusive, non-transferable and non-sublicensable worldwide license to use its AR technology to be embedded into CyberLink’s YouCam software and the SDK thereof. CyberLink shall pay to Perfect Taiwan (i) a royalty calculated based on 12% of net revenue of sales of YouCam and (ii) a royalty fee of $1 for each copy of YouCam software sold. The term of the YouCam License Agreement is three years, commencing from November 30, 2019 and will automatically renew for an additional one year, unless either party provides written notice of termination to the other party at least one year prior to the expiration of relevant term. The YouCam License Agreement was automatically renewed for an addition one-year term on December 1, 2022, December 1, 2023 and December 1, 2024, respectively.
Services Outsourcing Agreement
On January 1, 2019, Perfect Taiwan entered into a services outsourcing agreement with CyberLink, pursuant to which CyberLink agrees to provide support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity support, and employee training programs to Perfect Taiwan at an hourly rate of NTD1,000, NTD900, NTD750, and NTD700, respectively. The initial term of this services outsourcing agreement is one year commencing from January 1, 2019, and will automatically renew for an additional one year on each anniversary, unless either party provides written notice of termination to the other party at least 30 days prior to the expiration of the relevant term.
Rental Agreements
On June 1, 2017, Perfect Taiwan entered into a property lease agreement with CyberLink, pursuant to which, Perfect Taiwan will lease premises located on the 14th floor of No. 98, No. 98-1, No. 100 and No. 100-1, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan, at a monthly rent of NTD538,842, for the use as office space. The initial lease term was for two years, commencing from June 1, 2017, with rent paid to CyberLink on a monthly basis. In 2019, 2021 and 2023, Perfect Taiwan renewed this agreement under the same terms as the original agreement.

On November 26, 2021, Perfect Taiwan entered into another property lease agreement with CyberLink, pursuant to which, Perfect Taiwan will lease premises located on 6F-1, No. 98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan, at a monthly rent of NTD116,530, for the use as office space. The initial lease term was for two years, commencing from December 1, 2021, with rent paid to CyberLink on a monthly basis. In 2023, Perfect Taiwan renewed this agreement under the same terms as the original agreement.

On May 15, 2024, Perfect Taiwan entered into a property lease agreement with ClinJeff Corp., pursuant to which, Perfect Taiwan will lease premises located on 4F-1, No. 98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan, at a monthly rent of NT$ 116,530, for the use as office space. The lease term was for two years, commencing from May 15, 2024 to April 30, 2026, and will not automatically renew, unless both parties negotiate the leasing terms three months prior to the expiration of this agreement, and sign a written lease agreement one month prior to the expiration of this agreement. The rent shall be paid to ClinJeff Corp. on a monthly basis.
On January 1, 2020, Perfect Corp. (Japan), a wholly-owned subsidiary of Perfect, organized and existing under the laws of Japan (“Perfect Japan”), entered into an office sharing agreement, with CyberLink Inc., a wholly-owned subsidiary of CyberLink, organized and existing under the laws of Japan (“CyberLink Japan”), pursuant to which, Perfect Japan will share a portion of CyberLink Japan’s premises at a monthly sharing fee of JPY805,407. The initial term was for one year commencing from January 1, 2020, and will automatically renew for an additional one year on each anniversary, unless either party provides written notice of termination to the other party at least 30 days prior to the expiration of the relevant term. The monthly sharing fee shall be paid to CyberLink Japan on a quarterly basis. On June 1, 2021, Perfect Japan entered into an amendment to this agreement, pursuant to which the monthly sharing fee was adjusted from JPY805,407 to JPY978,128.
Other Related Party Transactions
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”
Director Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees — B. Compensation — Director Equity Incentive Plan.”
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
B.Legal Proceedings
See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”
C.Dividend Policy

We have not declared or paid dividends in the past. We may declare and distribute dividends in the future, but we currently do not have a fixed dividend policy. The amount, timing, and whether or not we actually declare or distribute dividends at all is at the discretion of our board of directors and will depend on a variety of factors, including, among others, our general financial condition, results of operations, capital requirements and surplus, contractual restrictions and other factors that our board of directors may deem relevant. We may formulate and adopt a formal dividend policy governing our dividend distribution in the future.

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
D.Significant Changes
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
C.Material Contracts
On December 23, 2024, Perfect Taiwan, our wholly-owned subsidiary, entered into an securities purchase agreement with Farfetch US Holdings, Inc. (“Farfetch”), pursuant to which, Perfect Taiwan agreed to acquire 100% of the issued and outstanding equity interests in Wannaby owned by Farfetch, for a consideration in the range of $5.5 million to $6.0 million. On January 7, 2025, we completed the acquisition of Wannaby. Wannaby, along with its wholly-owned subsidiary, Wannaby UAB, now became wholly-owned subsidiaries of Perfect.
Other than the above, for the two years immediately preceding the date of this annual report, we have not entered into any additional material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report.
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
Exchange Controls in Taiwan
See “Item 4. Information on the Company — B. Business Overview — Regulation — Exchange Controls in Taiwan.”
E.Taxation
United States Federal Income Tax Considerations

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning and disposing of our Class A Ordinary Shares and Warrants (the “Securities”). It applies to you only if you hold your Securities as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•a dealer in securities,

•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•a tax-exempt organization,

•a financial institution,

•an insurance company,

•a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•a person that holds Securities as part of a straddle or a hedging or conversion transaction,

•a person that purchases or sells Securities as part of a wash sale for tax purposes, or

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

You are a U.S. holder if you are a beneficial owner of Securities and you are, for United States federal income tax purposes:

•an individual citizen or resident of the United States,

•a domestic corporation,

•an estate whose income is subject to United States federal income tax regardless of its source, or

•a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of Securities in your particular circumstances.

Tax Treatment of Class A Ordinary Shares

PFIC Classification

The tax consequences of holding and disposing of your Class A Ordinary Shares depends upon whether we are a passive foreign investment company, or PFIC, for United States federal income tax purposes. For the reasons discussed below, we believe that we were a PFIC in fiscal year 2024 and we may be a PFIC in fiscal year 2025 and future years. However, the determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change.

In general, we will be a PFIC for a taxable year if, after applying certain look-through rules:

•at least 75% of our gross income for the taxable year is passive income or

•at least 50% of the value, generally determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. In addition, cash and other assets readily convertible into cash are generally considered passive assets. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Because most of our assets are assets that produce passive income, we believe that we were a PFIC in fiscal year 2024 and we may be a PFIC in fiscal year 2025 and future years. Except as described below under “—Tax Consequences If We Are Not a PFIC,” the discussion below assumes that we are and will continue to be a PFIC, and that your Class A Ordinary Shares will accordingly be subject to the special rules governing stock in a PFIC.

The tax consequences to you of holding and disposing of our Class A Ordinary Shares depends upon whether you make a mark-to-market election with respect to your Class A Ordinary Shares. Accordingly, the discussion below separately addresses the tax consequences if you do not make such an election and the tax consequences if you do make such an election.

Because we do not intend to provide certain required information, you will not be able to make an election to have us treated as a “qualified electing fund” for United States federal income tax purposes.

If you own Class A Ordinary Shares during any year that we are a PFIC with respect to you, you will generally be required to file Internal Revenue Service, or IRS, Form 8621, subject to a de minimis exception.

Tax Consequences If You Do Not Make a Mark-to-Market Election

This section describes the tax consequences if you do not make the mark-to-market election described below under “—Tax Consequences If You Make a Mark-to-Market Election.”

Dividends. The tax treatment of distributions with respect to the Class A Ordinary Shares depends upon whether the distribution is an “excess distribution” under the rules described below. The discussion in this subsection only applies to distributions that are not excess distributions under the rules described below.

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as ordinary dividend income. The dividend is taxable to you when you receive the dividend, actually or constructively, and will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. In addition, the dividend will not be eligible for the preferential tax rates that apply to qualified dividend income received by non-corporate U.S. holders. Dividends will be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the Class A Ordinary Shares and thereafter as gain from the sale or disposition of the Class A Ordinary Shares. However, we do not maintain calculations of our earnings and profits in accordance with United States federal income tax accounting principles. You should therefore assume that any distribution with respect to our Class A Ordinary Shares will be reported as ordinary dividend income.

Sale or Other Disposition of Class A Ordinary Shares. If you sell or otherwise dispose of your Class A Ordinary Shares, you will generally recognize gain or loss equal to the difference between the U.S. dollar value of the amount you realize and your tax basis, determined in U.S. dollars, in your Class A Ordinary Shares. Any such gain will be subject to the rules with respect to excess distributions described below and thus will be subject to tax at the rates applicable to ordinary income, while any such loss will be a capital loss. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. For purposes of the excess distribution rules described below, you will generally be treated as having disposed of your Class A Ordinary Shares if you pledge your Class A Ordinary Shares as security for a loan, unless you would recognize a loss for United States federal income purposes upon a disposition of your Class A Ordinary Shares.

Excess Distributions. Any distributions to you during a single taxable year (other than any amounts you receive during the first year of your holding period in the Class A Ordinary Shares) that are greater than 125% of the average annual distributions received by you in respect of the Class A Ordinary Shares during the three preceding taxable years or, if shorter, your holding period for the Class A Ordinary Shares that preceded the taxable year in which you receive the distribution, will be treated as excess distributions. This rule will apply irrespective of whether the distribution exceeds our current and accumulated earnings and profits. Additionally, any gain you realize on the sale or other disposition of your Class A Ordinary Shares will be treated as an excess distribution. Excess distributions are subject to the following special rules:

•the excess distribution will be allocated ratably over your holding period for the Class A Ordinary Shares,

•the amount allocated to the taxable year in which you received the excess distribution and any year in which we were not a PFIC with respect to you will be taxed as ordinary income,

•the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year,

•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year, and

•special rules apply in determining the foreign tax credit limitation for any foreign taxes that are imposed with respect to any excess distributions that you realize with respect to your Class A Ordinary Shares.

Except to the extent inconsistent with the rules described above, the discussion under “—Dividends” above will apply to distributions that are treated as excess distributions.

If we are a PFIC for any taxable year, to the extent any of our subsidiaries are also PFICs, you will generally be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion which the value of our shares that you own bears to the value of all of our shares, and you will generally be subject to the tax consequences described above (including the Form 8621 requirement described above) with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, if we receive a distribution from any lower-tier PFIC or sell shares in a lower-tier PFIC, you will generally be subject to tax under the excess distribution rules described above in the same manner as if you had held your proportionate share of the lower-tier PFIC stock directly, even if we do not distribute such amounts to you. However, if you are treated as receiving an excess distribution in respect of a lower-tier PFIC, you would increase your tax basis in your shares by the amount of such distribution. In addition, if we distribute such amount to you with respect to your shares, you would not include the distribution in income but you would rather reduce your tax basis in your shares by the amount of the distribution. The application of the PFIC rules to your indirect ownership of any lower-tier PFIC that we hold is complex and uncertain, and you should therefore consult your tax advisor regarding the application of such rules to your ownership of our shares.

Tax Consequences If You Make a Mark-to-Market Election

If we are a PFIC and our Class A Ordinary Shares are treated as marketable stock, you may make a mark-to-market election with respect to your Class A Ordinary Shares. Our Class A Ordinary Shares will be treated as marketable stock if regularly traded on a national securities exchange that is registered with the SEC, including the NYSE (on which the Class A Ordinary Shares are listed).

Our Class A Ordinary Shares will be considered regularly traded during any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.

You can make a mark-to-market election with respect to your Class A Ordinary Shares (assuming the requirements described above for making an election are satisfied) by filing an IRS Form 8621 with your federal income tax return for the first taxable year in which you make the election. The election will continue to be in effect for all taxable years in which we are a PFIC and our Class A Ordinary Shares are treated as marketable stock, and you may not revoke the mark-to-market election without the consent of the IRS.

Consequences of Making a Mark-to-Market Election. If you make a mark-to-market election with respect to your Class A Ordinary Shares, distributions and gain from the sale or disposition of Class A Ordinary Shares will generally be treated as described above under “—Tax Consequences If You Do Not Make a Mark-to-Market Election,” except that such distributions and gain will not be subject to the excess distribution rules described above. Instead, in general, you will include as ordinary income in each year that we are a PFIC the excess, if any, of the fair market value of your Class A Ordinary Shares at the end of the taxable year over your adjusted tax basis in your Class A Ordinary Shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also recognize an ordinary loss in each year that we are a PFIC in respect of the excess, if any, of the adjusted tax basis of your Class A Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts.

In each year that we are a PFIC any gain you recognize on the sale or other disposition of your shares will be treated as ordinary income and any loss will be ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market-election, and thereafter will be capital loss.

Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you will continue to be subject to the excess distribution rules with respect to any of our subsidiaries that are PFICs. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain, and you should therefore consult your tax advisor regarding the application of such rules to your ownership of our shares.

Tax Consequences If We Are Not a PFIC

If we are not a PFIC in a taxable year, the tax treatment of your Class A Ordinary Shares will depend upon whether the “once a PFIC, always a PFIC” rule applies to your Class A Ordinary Shares. Specifically, under the “once a PFIC, always a PFIC” rule, as long as we were a PFIC at any time during your holding period of the Class A Ordinary Shares, your Class A Ordinary Shares will be treated as stock in a PFIC in a taxable year even if we are not a PFIC in such taxable year, unless (a) you had a valid mark-to-market election in effect during all taxable years in which you held our Class A Ordinary Shares and we were a PFIC or (b) you made a special “purging election” with respect to your Class A Ordinary Shares that effectively removes the PFIC taint from your Class A Ordinary Shares. U.S. holders are urged to consult their tax advisors regarding the application of the “once a PFIC, always a PFIC” rule to their Class A Ordinary Shares and the mechanics and tax consequences of making the purging election described above.

If we are not a PFIC in a taxable year and the “once a PFIC, always a PFIC” rule does not apply to your Class A Ordinary Shares, distributions and gain from the sale or disposition of Class A Ordinary Shares will generally be treated as described above under “—Tax Consequences If You Do Not Make a Mark-to-Market Election,” except that such distributions and gain will not be subject to the excess distribution rules described above. In addition, subject to the following sentence, if you are a non-corporate U.S. holder, dividends will generally be qualified dividend income and will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the Class A Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. However, if we are a PFIC with respect to you in the year prior to the year in which the dividend is paid, the dividend will not be qualified dividend income eligible for the preferential tax rates.

In addition, if you sell or otherwise dispose of Class A Ordinary Shares, the gain you recognize will be capital gain or loss for United States federal income tax purposes. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

If we are not a PFIC in a taxable year but the “once a PFIC, always a PFIC” rule applies to your Class A Ordinary Shares in such year, then the rules described above for taxable years in which we are a PFIC will continue to apply to your Class A Ordinary Shares.

Tax Treatment of Warrants

Although not entirely clear, it is likely that under current law the Warrants will not be subject to the PFIC rules even if we are classified as a PFIC. It is possible, however, that the IRS could finalize current proposed regulations with a retroactive effective date that could cause the Warrants to be subject to the PFIC rules for periods prior to the issuance of such regulations if we are classified as a PFIC. In addition, it is possible that the IRS could issue final regulations with a future effective date that could cause the Warrants to be subject to the PFIC rules if we are classified as a PFIC either in the current taxable year or a future taxable year. You should consult your tax advisors regarding the potential application of the PFIC rules to Warrants if we are classified as a PFIC. Except as described below under “—Tax Consequences if the Warrants Are Subject to PFIC Rules,” the remainder of the discussion below assumes that the Warrants will not be subject to any special PFIC rules.

Exercise, Lapse, Redemption or Disposition of a Warrant

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

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, you should consult your own tax advisor regarding the tax consequences of a cashless exercise.

If we redeem Warrants for cash or purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to you. In such an event, or upon an actual sale or other disposition of your Warrants, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your Warrants. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. You would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interests in our assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. holders of such Class A Ordinary Shares as described under “Tax Treatment of Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if you received a cash distribution from us equal to the fair market value of such increased interest, and would increase your adjusted tax basis in your Warrants to the extent that such distribution is treated as a dividend.

Tax Consequences if the Warrants Are Subject to PFIC Rules

As discussed above, although not entirely clear, it is likely that under current law the Warrants will not be subject to the PFIC rules even if we are classified as a PFIC. If, however, the PFIC rules apply to the Warrants, a U.S. holder may not make a mark-to-market election with respect to its Warrants. As a result, if the PFIC rules apply to the Warrants and a U.S. holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants), and we were a PFIC at any time during the U.S. holder’s holding period of such Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above under “Tax Treatment of Class A Ordinary Shares—Tax Consequences If You Do Not Make a Mark-to-Market Election— Excess Distributions”. In addition, if the PFIC rules apply to the Warrants, the holding period of Class A Ordinary Shares acquired upon exercise of the Warrants would, for purposes of the PFIC rules described above, include the period in which the Warrants were held.

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
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the following undertaking is hereby given to Perfect:
(a) that no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Perfect Corp. or its operations; and
(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i) on or in respect of the shares, debentures or other obligations of Perfect Corp.; or
(ii) by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).
These concessions shall be for a period of 20 years from August 10, 2022.
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
Foreign Currency Risk
We are exposed to foreign exchange risk on transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings that are denominated in a currency other than the respective functional currencies of our entities. Our sales are substantially denominated in U.S. dollars, but the functional currencies of our entities also include NT Dollars, Euros, RMB and Japanese yen. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations.
Interest on external borrowings is denominated in the currency of the borrowing. Generally, our entities’ external borrowings are denominated in currencies that match the cash flows generated by the underlying operations, which is also the currency of the country in which the entity operates.
For the year ended December 31, 2024, we had $0.2 million of other comprehensive loss generated from the exchange differences arising on translation of foreign operations, whereas for the same period in 2023, we had $0.1 million of other comprehensive loss generated from the same.
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
Credit Risk
Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of financial instruments on the contract obligations. Our main credit risk was that counterparties could not repay in full the accounts receivable based on the agreed terms.
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
Liquidity Risk
We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. We have sufficient cash and liquidity to finance our operations.
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
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our CEO and head of finance and accounting, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “— Internal Control over Financial Reporting,” as of December 31, 2024, our disclosure controls and procedures were not effective. We have begun the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our CEO and head of finance and accounting, evaluated the effectiveness of our internal control over financial reporting based on the COSO Criteria. Due to the absence of controls and documentations required by COSO Criteria, resulting in a material weakness as described below under “— Internal Control over Financial Reporting,” our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024. Nevertheless, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting
In connection with the preparation of our financial statements for the fiscal year ended December 31, 2022, our management had identified two material weaknesses related to (1) lack of controls and documentations required under Section 404, and (2) lack of sound design and implementation controls over handling complex accounting treatments.

As to the first material weakness, there continues to be an absence of controls and documentations pertaining to risk assessment, process narratives, and descriptions of key controls that we rely upon to establish and maintain an effective internal control over financial reporting. The management has determined that this material weakness remains as of December 31, 2024. In order to address the material weakness identified, we are collaborating with a public accounting firm to develop a comprehensive assessment plan to address the material weakness in relation to the internal control requirements under the Sarbanes-Oxley Act as well as improve our internal control framework in alignment with the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). A formal remediation project has been initiated, and we are currently assessing entity level controls, capital management controls, and the controls over financial close and reporting. As part of this initiative, we are also developing the necessary internal control documentation. In the next phase, we have scheduled additional assessments, including interviews, process reviews, and the implementation of control enhancements across various business processes. We have allocated additional personnel in accounting and internal audit departments, to enhance financial reporting and oversight function, and related disclosures in accordance with SEC reporting requirements.

The second material weakness was remediated in 2023 and is no longer considered a material weakness as of December 31, 2024.
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
Item 16B.    Code of Ethics
We have adopted a code of business conduct on October 28, 2022 that applies to all directors, executive officers and employees which is available on our website at https://ir.perfectcorp.com/corporate-governance/governance/default.aspx. Copies of the code of business conduct will be provided without charge upon request from us and an electronic copy has been posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal years ended December 31, 2023 and 2024. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	For the Year Ended December 31,
	2023	2024
	(In thousands of US dollars)
Audit Fees(1)	$396	$393
Tax Fees(2)	19	19
Total	$415	$412
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
Under the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our Board is composed of six members, only three of whom are independent directors. We do not have a compensation committee or nominating and corporate governance committee. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted an insider trading policy (the “Insider Trading Policy”) which, among others, governs the purchase, sale, and other dispositions of our securities by our directors, senior management and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this annual report.
Item 16K. Cybersecurity
We have a cross-departmental approach to addressing cybersecurity risk, including employees and the Board. The Board, Audit Committee, and senior management devote significant resources to cybersecurity and risk management processes, ensuring we adapt to the evolving cybersecurity landscape and respond to emerging threats in a timely and effective manner. Our information security risk assessment is conducted at least once a year or more frequently upon the occurrence of the following events: (i) there are significant changes to information equipment or services that may impact the Company’s information security; (ii) the development of new technologies may affect the Company’s information security; (iii) changes in relevant laws may affect the Company’s information security; or (iv) there are feedback or requests from regulatory authorities or relevant stakeholders. We regularly assess the threat landscape and take a comprehensive approach to address cybersecurity risks, implementing a layered cybersecurity strategy focused on prevention, detection and mitigation. Our information security team reviews enterprise-level cybersecurity risks annually. In addition, we have a set of company-wide policies and procedures governing cybersecurity matters, including an information security manual as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to encryption standards, antivirus protection, remote access, multifactor authentication, confidential information and the use of the Internet, email and wireless devices. These policies have gone through an internal review process and are approved by appropriate members of management.
The Company’s Chief Technology Officer is responsible for developing and implementing our information security program and reporting on cybersecurity matters to the Board. With over 20 years of experience in cybersecurity oversight, our Chief Technology Officer leads the effort, supported by other members of our information security team who hold relevant cybersecurity experience and certifications. We consider cybersecurity a shared responsibility, and we periodically perform simulations and tabletop exercises at the management level, incorporating external resources and advisors as needed. All employees are required to complete cybersecurity trainings and have access to online courses for continuous cybersecurity trainings. We also require employees in specific roles to complete additional specialized role-based cybersecurity trainings.
We have continued to increase our investments in information security, including the adoption of enhanced end-user training, the implementation of layered defenses, identification and protection of critical assets, improved monitoring and alerting, and the engagement of third-party experts. We regularly test defenses by performing simulations and drills at both a technical level (including penetration tests) and by reviewing our operational policies and procedures with third-party experts. At the management level, our information security team consistently monitors alerts and hold meetings to discuss threat levels, trends and remediation. The team also prepares a risk assessment scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual risk assessment. Further, we conduct periodic vulnerability assessment and external penetration tests to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property.
Our internal cybersecurity team is required to conduct and document user access reviews on our platform at least annually and obtain from the third-party vendors a System and Organization Controls (“SOC”) 1 or SOC 2 report. If a third-party vendor is unable to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and evaluate our relationship with the third-party vendor based on this assessment. Our assessment of risks associated with use of third-party vendors is an integral part of our overall cybersecurity risk management framework.
The Audit Committee and the full Board actively engage in discussions with management and among themselves regarding cybersecurity risks. The Audit Committee performs an annual review of the Company’s cybersecurity program, which includes discussions of management’s actions to identify and detect threats, as well as planned actions in the event of a response or recovery situation. The Audit Committee’s annual review also includes review of recent enhancements to the Company’s defenses and management’s progress on its cybersecurity strategic roadmap. In addition, the Board regularly receives cybersecurity reports, which include a review of key performance indicators, test results and related prevention, detection, mitigation and remediation of cybersecurity incidents, such as summaries of recent threats and how the Company is managing those threats.
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

4.25	2023 Director Equity Incentive Plan (incorporated by reference to Exhibit (d)(21) to the SC TO-I filed on November 27, 2023 (File no. 005-93810)).
4.26	Property Lease Agreement, dated as of November 26, 2021, between CyberLink Corp. and Perfect Mobile Corp. (English Translation).
4.27	Property Lease Agreement, dated as of November 13, 2023, between CyberLink Corp. and Perfect Mobile Corp. (English Translation).
4.28*	Property Lease Agreement, dated as of May 15, 2024, between ClinJeff Corp. and Perfect Mobile Corp. (English Translation).
4.29*#	Securities Purchase Agreement, dated as of December 23, 2024, between Farfetch US Holdings, Inc. and Perfect Mobile Corp.
8.1*	List of subsidiaries of Perfect Corp.

Exhibit Number	Description
11.1*	Insider Trading Policy (2024).
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers, Taiwan.
97	Perfect Corp. Clawback Policy.
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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
Date: March 28, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Perfect Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Perfect Corp. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
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
March 28, 2025
We have served as the Company’s auditor since 2015.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

		December 31, 2023	December 31, 2024
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$123,871	$127,121
Current financial assets at fair value through profit or loss	6(2)	—	2,746
Current financial assets at amortized cost	6(3)	30,300	36,000
Current contract assets	6(17)	2,770	977
Accounts receivable	6(4)	6,992	7,902
Other receivables		343	352
Current income tax assets		311	271
Inventories		33	18
Other current assets	6(5)	4,042	2,522
Total current assets		168,662	177,909
Non-current assets
Property, plant and equipment	6(6)	380	554
Right-of-use assets	6(7) and 7	847	485
Intangible assets	6(8)	77	32
Deferred income tax assets	6(24)	257	2,047
Guarantee deposits paid		140	146
Total non-current assets		1,701	3,264
Total assets		$170,363	$181,173
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

		December 31, 2023	December 31, 2024
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current contract liabilities	6(17)	$15,346	$17,218
Other payables	6(10)	10,331	11,656
Other payables – related parties	7	50	46
Current tax liabilities		21	649
Current provisions	6(11)	2,394	1,899
Current lease liabilities	6(7) and 7	481	402
Other current liabilities		277	341
Total current liabilities		28,900	32,211
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(9)	1,566	1,793
Non-current lease liabilities	6(7) and 7	387	108
Net defined benefit liability, non-current	6(12)	79	46
Guarantee deposits received		25	—
Total non-current liabilities		2,057	1,947
Total liabilities		30,957	34,158
Equity
Capital stock	6(14)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		8,513	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(15)
Capital surplus		510,399	512,990
Retained earnings	6(16)
Accumulated deficit		(380,472)	(375,420)
Other equity interest
Other equity interest		(523)	(740)
Treasury shares	6(14)(15)	(190)	—
Total equity		139,406	147,015
Total liabilities and equity		$170,363	$181,173
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Expressed in thousands of United States dollars)

		Years ended December 31
		2022	2023	2024
Items	Notes	Amount	Amount	Amount
Revenue	6(17) and 7	$47,300	$53,505	$60,202
Cost of sales and services	6(12)(22)(23)	(7,130)	(10,400)	(13,258)
Gross profit		40,170	43,105	46,944
Operating expenses	6(4)(6)(7)(8)(12)(22)(23)(27) and 7
Sales and marketing expenses		(24,544)	(25,725)	(28,213)
General and administrative expenses		(76,219)	(11,582)	(8,501)
Research and development expenses		(10,481)	(11,458)	(12,000)
Expected credit losses	12(2)	—	—	(1,373)
Total operating expenses		(111,244)	(48,765)	(50,087)
Operating loss		(71,074)	(5,660)	(3,143)
Non-operating income and expenses
Interest income	6(18)	2,029	9,498	7,708
Other income	6(19)	75	33	55
Other gains and losses	6(9)(20)	(92,474)	1,675	(316)
Finance costs	6(7)(21) and 7	(8)	(15)	(18)
Total non-operating income and expenses		(90,378)	11,191	7,429
Income (loss) before income tax		(161,452)	5,531	4,286
Income tax benefit (expense)	6(24)	(292)	(115)	735
Net income (loss)		$(161,744)	$5,416	$5,021
Other comprehensive income (loss)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit plans	6(12)	$22	$(4)	$31
Credit risk changes in financial instrument - Preferred shares	6(9)	(7)	—	—
Total components of other comprehensive income (loss) that will not be reclassified to profit or loss		15	(4)	31
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		(1,097)	(116)	(217)
Other comprehensive loss, net		$(1,082)	$(120)	$(186)
Total comprehensive income (loss)		$(162,826)	$5,296	$4,835
Net income (loss) attributable to:
Shareholders of the parent		$(161,744)	$5,416	$5,021
Total comprehensive income (loss) attributable to:
Shareholders of the parent		$(162,826)	$5,296	$4,835
Earnings (loss) per share (in dollars)	6(25)
Basic earnings (loss) per share of Class A and Class B Ordinary Shares		$(2.37)	$0.05	$0.05
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares		$(2.37)	$0.05	$0.05
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
	Notes	Capital stock	Additional paid-in capital	Other	Accumulated deficit	Exchange differences arising on translation of foreign operations	Credit risks changes in financial instrument-Preferred shares	Treasury shares	Total
Year 2022
Balance at January 1, 2022		$30,152	$308	$2,563	$(224,097)	$690	$(58)	$—	$(190,442)
Net loss for 2022		—	—	—	(161,744)	—	—	—	(161,744)
Other comprehensive income (loss) for 2022	6(9)(12)	—	—	—	22	(1,097)	(7)	—	(1,082)
Total comprehensive loss		—	—	—	(161,722)	(1,097)	(7)	—	(162,826)
Share-based payment transactions	6(13)	—	—	2,175	—	—	—	—	2,175
Employee stock options exercised	6(13)(14)	2,663	5,447	(2,518)	—	—	—	—	5,592
Issuance of ordinary shares upon Recapitalization, net of issuance costs	1and 6(14)(15)	1,726	102,237	—	—	—	—	—	103,963
Conversion of Perfect common shares as part of the Recapitalization, including listing expense	6(14)(15)(27)	(22,715)	446,217	—	—	—	—	—	423,502
Reclassification adjustment- Credit risks changes in financial instrument		—	—	—	(65)	—	65	—	—
Balance at December 31, 2022		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$—	$181,964
Year 2023
Balance at January 1, 2023		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$—	$181,964
Net income for 2023		—	—	—	5,416	—	—	—	5,416
Other comprehensive loss for 2023	6(12)	—	—	—	(4)	(116)	—	—	(120)
Total comprehensive income (loss)		—	—	—	5,412	(116)	—	—	5,296
Share-based payment transactions	6(13)	—	—	3,210	—	—	—	—	3,210
Shares repurchased and retired	6(14)(15)	(1,634)	(76,475)	27,235	—	—	—	(190)	(51,064)
Balance at December 31, 2023		$10,192	$477,734	$32,665	$(380,472)	$(523)	$—	$(190)	$139,406
Year 2024
Balance at January 1, 2024		$10,192	$477,734	$32,665	$(380,472)	$(523)	$—	$(190)	$139,406
Net income for 2024		—	—	—	5,021	—	—	—	5,021
Other comprehensive income (loss) for 2024	6(12)	—	—	—	31	(217)	—	—	(186)
Total comprehensive income (loss)		—	—	—	5,052	(217)	—	—	4,835
Share-based payment transactions	6(13)	—	—	2,774	—	—	—	—	2,774
Shares retired	6(14)(15)	(7)	(319)	136	—	—	—	190	—
Balance at December 31, 2024		$10,185	$477,415	$35,575	$(375,420)	$(740)	$—	$—	$147,015
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Expressed in thousands of United States dollars)

		Years ended December 31
	Notes	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$(161,452)	$5,531	$4,286
Adjustments to reconcile profit (loss)
Depreciation expense	6(6)(7)(22)	703	638	747
Amortization expense	6(8)(22)	63	75	51
Expected credit losses	6(4)(22) and 12(2)	—	—	1,373
Interest income	6(18)	(2,029)	(9,498)	(7,708)
Interest expense	6(7)(21)	8	15	18
Net (gains) losses on financial liabilities at fair value through profit or loss	6(9)(20)	93,777	(1,641)	227
Share-based payment transactions	6(13)	2,175	3,210	2,774
Recognition of listing expense	6(27)	65,264	—	—
Changes in operating assets and liabilities
Accounts receivable		(1,479)	759	(2,300)
Current contract assets		(3,701)	866	1,789
Other receivables		(3)	3	—
Inventories		43	12	15
Other current assets		(4,418)	662	1,514
Current contract liabilities		4,783	2,366	1,949
Other payables		772	1,050	1,362
Other payables – related parties		(2)	(12)	(2)
Current provisions		897	565	(449)
Other current liabilities		(80)	27	80
Net defined benefit liability, non-current		1	3	3
Cash inflow (outflow) generated from operations		(4,678)	4,631	5,729
Interest received		1,724	9,464	7,699
Interest paid		(8)	(15)	(18)
Income tax paid		(343)	(502)	(407)
Net cash flows from (used in) operating activities		(3,305)	13,578	13,003
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	6(2)	—	—	(2,773)
Acquisition of financial assets at amortized cost	6(3)	(30,000)	(196,100)	(80,574)
Proceeds from disposal of financial assets at amortized cost	6(3)	—	195,800	74,874
Acquisition of property, plant and equipment	6(6)	(165)	(289)	(392)
Acquisition of intangible assets	6(8)	(93)	(33)	(6)
Increase in guarantee deposits paid		—	(15)	(8)
Net cash flows used in investing activities		(30,258)	(637)	(8,879)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(7)(26)	(457)	(435)	(525)
Employee stock options exercised	6(13)	5,592	—	—
Proceed received upon recapitalization	6(14)	112,893	—	—
Payments to acquire treasury shares	6(14)	—	(51,064)	—
Net cash flows from (used in) financing activities		118,028	(51,499)	(525)
Effects of exchange rates changes on cash and cash equivalents		(2,302)	(187)	(349)
Net increase (decrease) in cash and cash equivalents		82,163	(38,745)	3,250
Cash and cash equivalents at beginning of year		80,453	162,616	123,871
Cash and cash equivalents at end of year		$162,616	$123,871	$127,121
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
The merger transaction pursuant to the Business Combination Agreement is accounted for as a recapitalization. Please refer to Note 6(27) “Recapitalization”.
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
2.    The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization
These consolidated financial statements were authorized for issuance by the Board of Directors on March 28, 2025.

3.    Application of New Standards, Amendments and Interpretations
3(1)    New and amended International Financial Reporting Standards (“IFRS Accounting Standards”) adopted by the Group
New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2024 are as follows:

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
3(2)    New and amended IFRS Accounting Standards not yet adopted
New standards, interpretations and amendments which have been published by IASB but are not mandatory for the financial period ended December 31, 2024 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
Amendments to IFRS 9 and IFRS 7, ‘Contracts Referencing Nature-dependent Electricity’	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
Except for the following, the above standards and interpretations are not expected to have significant impact to the Group’s financial position and financial performance based on the Group’s assessment.
IFRS 18, ‘Presentation and disclosure in financial statements’
IFRS 18, ‘Presentation and disclosure in financial statements’ replaces IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is evaluating the impact on its financial statements.
4.    Summary of Significant Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

4(1)    Compliance statement
The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.
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
B.The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.
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

B.Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	December 31, 2023	December 31, 2024
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities.	100%	100%
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and service center for sales of AR/AI SaaS solution.	100%	100%
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
(d)It does not have the right at the end of the reporting period to defer settlement of the liability at least twelve months after the reporting period.

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
4(7)    Financial assets at fair value through profit or loss
A.Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.
B.On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using trade date accounting.
C.At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.
4(8)    Financial assets at amortized cost
A.Financial assets at amortized cost are those that meet all of the following criteria:
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
4(9)    Accounts receivable
A.Accounts receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.
B.The short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.
4(10)    Impairment of financial assets
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

4(11)    Derecognition of financial assets
The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset expire.
4(12)    Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. The item by item approach is used in applying the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and the estimated costs necessary to make the sale.
4(13)    Property, plant and equipment
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
4(14)    Leasing arrangements (lessee)  —  right-of-use assets/ lease liabilities
A.Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.
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
4(15)    Intangible assets
A.Computer software
Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 3 years.
B.Other intangible assets, mainly composed of royalties which paid for program source code and intellectual property rights, are amortized on a straight-line basis over their estimated useful lives of 3 years.
4(16)    Impairment of non-financial assets
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
4(17)    Accounts payable
A.Accounts payable are liabilities for purchases of goods or services.
B.The short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.
4(18)    Financial liabilities at fair value through profit or loss
A.Financial liabilities are classified in this category of held for trading if acquired principally for the purpose of repurchasing in the short-term. Derivatives are also categorized as financial liabilities held for trading unless they are designated as hedges or financial liabilities at fair value through profit or loss. Financial liabilities that meet one of the following criteria are designated as financial liabilities at fair value through profit or loss on initial recognition:
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
4(19)    Derecognition of financial liabilities
A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.
4(20)    Provisions
Provisions (warranties) are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Provisions are measured at the initial estimated amount as the effect of discounting is immaterial.
4(21)    Employee benefits
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

4(22)    Employee share-based payment
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
4(23)    Income tax
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
D.Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred income tax assets are reassessed.
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

4(24)    Share capital
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
4(25)    Revenue recognition
A.The Group has two major revenue streams: (1) Licensing and (2) AR/AI cloud solutions and Subscription which constitute our core SaaS solutions.
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
The typical contract terms of providing AR/AI cloud solutions to customers range from three months to multi-years, among which one year term is the most, the contract consideration was fixed and determined by the following factors: 1) functionality of the modules (eg. makeup, skincare, shade finder, jewelry, etc); 2) length of the contract period; 3) geographical coverage such as the number of countries/region to deploy the modules or the number of website domains to integrate our modules; 4) maximum numbers of product SKUs that a brand can utilize at the same time; and 5) additional manpower hours used for conducting the customization, if any.

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
Apple App store and Google Play store act as platform providers for the Group to list its apps on their platforms. The Group is considered as a principal on providing premium functions in apps to customers given that the Group is obliged to provide service to its customers and the Group has the right to determine the selling price of the service. Apple App store and Google Play store also charge the Group a commission based on the revenue generated from providing premium functions. The commission expenses are recognized as cost of sales and services.
The control of the services transfers from the Group to customers through the contract period, as the performance obligation satisfied over time. As a result, revenue is recognized over time.
D.In addition to the two major revenue streams mentioned above, the Group generates additional revenue from advertisements displayed in it apps through advertisement network service providers (ad networks). The consideration of such service is determined based on the frequency of click or impression (usage-based) of the advertisement, which is treated as variable consideration. The number of advertisements is delivered and the associated fees are tracked on a daily basis, and the Group recognized revenue on a monthly basis based on the daily collected information.
E.When the Group enters into contracts which contain multiple performance obligations through B to D, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group sells a good or service separately to a customer.
4(26)    Cost of sales and services
Cost of sales and services primarily consists of costs related to platform commission fees paid to platform owners, payroll costs directly related to sales and services activities, accrued provision and costs of sales for products.
4(27)    Government grants
Government grants are recognized at their fair value only when there is reasonable assurance that the Group will comply with any conditions attached to the grants and the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes expenses for the related costs for which the grants are intended to compensate.

4(28)    Business combinations
A.The Group uses the acquisition method to account for business combinations. The consideration transferred for an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed and equity instruments issued at the acquisition date, plus the fair value of any assets and liabilities resulting from a contingent consideration arrangement. All acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
B.The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets acquired and the liabilities assumed is recorded as goodwill at the acquisition date. If the total of consideration transferred, non-controlling interest in the acquiree recognized and the fair value of previously held equity interest in the acquiree is less than the fair value of the identifiable assets acquired and the liabilities assumed, the difference is recognized directly in profit or loss on the acquisition date.
4(29)    Operating segments
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
4(30)    Recapitalization
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
As of December 31, 2023 and 2024, the carrying amounts of the Group’s warrant liabilities were $1,566 and $1,793, respectively. Please refer to Note 6(9) for the warrant liabilities information and refer to Note 12(3) for the financial instruments fair value information.
B.Fair value measurement of earnout shares
The valuation of the Group’s Sponsor Earnout Promote Shares on the Closing Date requires the use of option pricing models or other valuation techniques. The fair value is determined using a Monte Carlo simulation model for the Sponsor Earnout Promote Shares. Please refer to Note 6(13) for the key assumption used for estimating the fair value of the Sponsor Earnout Promote Shares.
C.Fair value measurement of Perfect Class A Ordinary Shares
For the calculation of the listing expense, the Company issued an aggregate of 6,764 thousand shares to acquire Provident’s net assets on the Closing Date, excluding the impact of PIPE and FPA investors. The fair value used to measure the Company’s Class A Ordinary Shares are based on the opening market price of Provident of $8.35 (in dollars) per share as of October 28, 2022. Please refer to Note 6(27) “Recapitalization”.
D.Realizability of deferred tax assets
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Assessment of the realizability of deferred tax assets involves critical accounting judgements and estimates of the management, including the assumptions of expected future sales revenue growth rate and profit rate, available tax credits, tax planning, etc. Any variations in global economic environment, industrial environment, and laws and regulations might cause material adjustments to deferred tax assets.
As of December 31, 2024, the Group recognized deferred tax assets amounting to $2,047.
6.    Details of Significant Accounts
6(1)    Cash and cash equivalents

	December 31, 2023	December 31, 2024
Petty cash	$1	$—
Checking accounts	2,139	3,651
Demand deposits	12,547	17,246
Time deposits	109,000	106,000
Others	184	224
	$123,871	$127,121
A.The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote. As of December 31, 2024, the majority of our cash and cash equivalents, 95%, are denominated in U.S. Dollars.
B.The Group has no cash and cash equivalents pledged to others.
6(2)    Current financial assets at fair value through profit or loss

	December 31, 2023	December 31, 2024
Current items:
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$—	$2,746
A.The Group has no financial assets at fair value through profit or loss pledged to others.
B.Information relating to credit risk of financial assets at fair value through profit or loss is provided in Note 12(2).
6(3)    Current financial assets at amortized cost

	December 31, 2023	December 31, 2024
Time deposits with maturities over three months	$30,300	$36,000
A.The Group has no financial assets at amortized cost pledged to others.

B.The Group's time deposits are held with financial institutions of high credit quality, and the Group considers the likelihood of counterparty default is remote. As of December 31, 2024, 100% of current financial assets at amortized cost are denominated in U.S. Dollars.
C.Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(4)    Accounts receivable

	December 31, 2023	December 31, 2024
Accounts receivable	$6,992	$8,168
Less: Allowance for expected credit losses	—	(266)
	$6,992	$7,902
A.The ageing analysis of accounts receivable is as follows:

	December 31, 2023	December 31, 2024
Not past due	$5,791	$7,535
Up to 30 days	594	261
31 to 90 days	340	213
91 to 180 days	196	65
Over 181 days	71	94
Less: Allowance for expected credit losses	—	(266)
	$6,992	$7,902
The above ageing analysis was based on days overdue.
B.As at December 31, 2023 and 2024, accounts receivable were all from contracts with customers. And as at January 1, 2023, the balance of receivables from contracts with customers amounted to $7,756.
C.As at December 31, 2023 and 2024, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $6,992 and $7,902, respectively.
D.Information relating to credit risk of accounts receivable is provided in Note 12(2).
E.The Group has no accounts receivable pledged to others.
6(5)    Other current assets

	December 31, 2023	December 31, 2024
Prepaid expenses	$3,773	$2,433
Others	269	89
	$4,042	$2,522

6(6)    Property, plant and equipment

	2023
	Leasehold improvements	Machinery	Office equipment	Total
At January 1
Cost	$521	$602	$46	$1,169
Accumulated depreciation	(470)	(382)	(28)	(880)
	$51	$220	$18	$289
Opening net book amount	$51	$220	$18	$289
Additions	154	128	7	289
Depreciation expense	(83)	(106)	(8)	(197)
Net exchange differences	—	(1)	—	(1)
Closing net book amount	$122	$241	$17	$380
At December 31
Cost	$675	$729	$53	$1,457
Accumulated depreciation	(553)	(488)	(36)	(1,077)
	$122	$241	$17	$380

	2024
	Leasehold improvements	Machinery	Office equipment	Total
At January 1
Cost	$675	$729	$53	$1,457
Accumulated depreciation	(553)	(488)	(36)	(1,077)
	$122	$241	$17	$380
Opening net book amount	$122	$241	$17	$380
Additions	69	323	—	392
Depreciation expense	(70)	(142)	(6)	(218)
Closing net book amount	$121	$422	$11	$554
At December 31
Cost	$744	$1,052	$53	$1,849
Accumulated depreciation	(623)	(630)	(42)	(1,295)
	$121	$422	$11	$554
The Group has no property, plant and equipment pledged to others.
6(7)    Leasing arrangements  —  lessee
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
B.Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China and France. As of December 31, 2022, 2023 and 2024, lease commitments for short-term leases amounted to $152, $136 and $154, respectively.

C.The movements of right-of-use assets of the Group are as follows:

	2023
	Buildings	Business vehicles	Total
At January 1
Cost	$809	$208	$1,017
Accumulated depreciation	(557)	(137)	(694)
	$252	$71	$323
Opening net book amount	$252	$71	$323
Additions	810	202	1,012
Cost of derecognition	(677)	(208)	(885)
Derecognized accumulated depreciation	677	161	838
Depreciation expense	(357)	(84)	(441)
Closing net book amount	$705	$142	$847
At December 31
Cost	$942	$202	$1,144
Accumulated depreciation	(237)	(60)	(297)
	$705	$142	$847

	2024
	Buildings	Business vehicles	Total
At January 1
Cost	$942	$202	$1,144
Accumulated depreciation	(237)	(60)	(297)
	$705	$142	$847
Opening net book amount	$705	$142	$847
Additions	82	85	167
Depreciation expense	(422)	(107)	(529)
Closing net book amount	$365	$120	$485
At December 31
Cost	$1,024	$287	$1,311
Accumulated depreciation	(659)	(167)	(826)
	$365	$120	$485
D.Lease liabilities relating to lease contracts:

	December 31, 2023	December 31, 2024
Total lease liabilities	$868	$510
Less: current portion (shown as ‘current lease liabilities’)	(481)	(402)
	$387	$108

E.The information on profit and loss accounts relating to lease contracts is as follows:

	Years ended December 31,
	2022	2023	2024
Items affecting profit or loss
Interest expense on lease liabilities	$8	$15	$18
Expense on short-term lease contracts	383	352	348
	$391	$367	$366
F.For the years ended December 31, 2022, 2023 and 2024, the Group’s total cash outflow for leases were $848, $802 and $891, respectively, including the interest expense on lease liabilities amounting to $8, $15 and $18, expense on short-term lease contracts amounting to $383, $352 and $348, and repayments of principal portion of lease liabilities amounting to $457, $435 and $525, respectively.
6(8)    Intangible assets

	2023
	Software	Other intangible assets	Total
At January 1
Cost	$104	$89	$193
Accumulated amortization	(23)	(51)	(74)
	$81	$38	$119
Opening net book amount	$81	$38	$119
Additions	33	—	33
Amortization charge	(45)	(30)	(75)
Closing net book amount	$69	$8	$77
At December 31
Cost	$137	$89	$226
Accumulated amortization	(68)	(81)	(149)
	$69	$8	$77

	2024
	Software	Other intangible assets	Total
At January 1
Cost	$137	$89	$226
Accumulated amortization	(68)	(81)	(149)
	$69	$8	$77
Opening net book amount	$69	$8	$77
Additions	6	—	6
Cost of disposals	(29)	(74)	(103)
Accumulated amortization on disposals	29	74	103
Amortization charge	(46)	(5)	(51)
Closing net book amount	$29	$3	$32
At December 31
Cost	$114	$15	$129
Accumulated amortization	(85)	(12)	(97)
	$29	$3	$32
Details of amortization on intangible assets are as follows:

	Years ended December 31,
	2022	2023	2024
Research and development expenses	$63	$75	$51
6(9)    Financial liabilities at fair value through profit or loss

	December 31, 2023	December 31, 2024
Non-current items:
Warrant liabilities	$8,431	$8,431
Add: Valuation adjustment	(6,865)	(6,638)
	$1,566	$1,793
A.    Amounts recognized in profit or loss and other comprehensive income in relation to financial liabilities at fair value through profit or loss are as follows:

	Years ended December 31,
	2022	2023	2024
Net gains (losses) recognized in profit or loss
Warrant liabilities	$5,224	$1,641	$(227)
Financial liabilities designated as at fair value through profit or loss - Preferred share liabilities	(99,001)	—	—
	$(93,777)	$1,641	$(227)
Net losses recognized in other comprehensive income
Financial liabilities designated as at fair value through profit or loss - Preferred share liabilities	$(7)	$—	$—

B.    Warrant liabilities
(a)As part of Business Combination, warrants sold and issued by Provident were automatically converted to Perfect Warrants. Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.
(b)As of December 31, 2024 there were 20,850 thousand warrants outstanding, consisting of 20,850 thousand Public Warrants, no Private Placement Warrants and no Forward Purchase Warrants (as defined below). Each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.
Public Warrants
Provident sold an aggregate of 11,500 thousand Public Warrants in the Provident Initial Public Offering. As of December 31, 2024, 2,750 thousand Forward Purchase Warrants had been converted into 2,750 thousand Public Warrants ,and 6,600 thousand Private Placement Warrants had been converted into 6,600 thousand Public Warrants.
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
(c)Movements in all kinds of Perfect Warrants are as follows:

	Public Warrants (units in thousands)	Private Placement Warrants (units in thousands)	Forward Purchase Warrants (units in thousands)
At January 1, 2023	11,500	6,600	2,750
Converted	1,250	—	(1,250)
At December 31, 2023	12,750	6,600	1,500
Converted	8,100	(6,600)	(1,500)
At December 31, 2024	20,850	—	—
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
C.    Financial liabilities designated as at fair value through profit or loss-Preferred share liabilities
The Company has issued a total of 242,331 thousand convertible preferred shares amounting $105,000 with no maturity for five rounds in total. In connection with the Recapitalization, the Company’s convertible preferred shares were canceled in exchange for 0.17704366 Perfect Class A or Class B Ordinary shares on October 28, 2022. Please refer to Note 6(14) “Share capital” for information of the conversion.
6(10)    Other payables

	December 31, 2023	December 31, 2024
Employee bonus	$4,662	$4,593
Payroll	2,228	2,441
Remuneration to directors	115	115
Promotional fees	1,090	2,465
Professional service fees	1,415	1,198
Sales VAT payables	126	204
Post and telecommunications expenses	171	271
Others	524	369
	$10,331	$11,656

6(11)    Provisions

	2023	2024
	Warranty	Warranty
At January 1	$1,855	$2,394
Additional provisions	677	581
Used during the year	(112)	(1,030)
Net exchange differences	(26)	(46)
At December 31	$2,394	$1,899
Analysis of total provisions:

	December 31, 2023	December 31, 2024
Current	$2,394	$1,899
The Group enters into the contracts with customers that include warranties for the services provided. The warranties (loss indemnification) provide customers with assurance that the related services will function as agreed by both parties. The provision for warranties is estimated based on historical warranty data, other known events and management’s judgement. The Group recognizes such expenses within ‘Cost of sales and services’ when related services are provided. Changes in industry circumstances might affect the provision estimates. Provisions for warranty claims are recognized when claims are validated, and payments are made accordingly.
6(12)    Pensions
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
(b)The amounts recognized in the balance sheet are as follows:

	December 31, 2023	December 31, 2024
Present value of defined benefit obligations	$(92)	$(61)
Fair value of plan assets	13	15
Net defined benefit liability	$(79)	$(46)

(c)Movements in net defined benefit liability are as follows:

	2023
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At January 1	$(84)	$11	$(73)
Current service cost	(4)	—	(4)
Interest (expense) income	(1)	—	(1)
	(89)	11	(78)
Remeasurements:
Change in demographic assumptions	(1)	—	(1)
Experience adjustments	(3)	—	(3)
	(4)	—	(4)
Pension fund contribution	—	2	2
Net exchange differences	1	—	1
At December 31	$(92)	$13	$(79)

	2024
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At January 1	$(92)	$13	$(79)
Current service cost	(4)	—	(4)
Interest (expense) income	(1)	—	(1)
	(97)	13	(84)
Remeasurements:
Return on plan assets	—	1	1
Change in demographic assumptions	5	—	5
Change in financial assumptions	5	—	5
Experience adjustments	20	—	20
	30	1	31
Pension fund contribution	—	2	2
Net exchange differences	6	(1)	5
At December 31	$(61)	$15	$(46)
(d)The Bank of Taiwan was commissioned to manage the Fund of Perfect Mobile Corp. (Taiwan)’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. Perfect Mobile Corp. (Taiwan) has no right to participate in managing and operating that fund and hence Perfect Mobile Corp. (Taiwan) is unable to disclose the classification of plan assets fair value in, accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2023 and 2024 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.
(e)The principal actuarial assumptions used were as follows:

	Years ended December 31,
	2023	2024
Discount rate	1.50%	1.80%
Future salary increases	3.00%	3.00%
Future mortality rate was estimated based on the 6th Taiwan Standard Ordinary Experience Mortality Table.
Because the main actuarial assumption may change (mainly on discount rate and future salary increase rate), the present value of defined benefit obligation is affected. The analysis was as follows:

	Discount rate		Future salary increases
	Increase	Decrease	Increase	Decrease
	0.25%	0.25%	0.25%	0.25%
December 31, 2023
Effect on present value of defined benefit obligation	$(5)	$6	$5	$(5)
December 31, 2024
Effect on present value of defined benefit obligation	$(3)	$4	$4	$(3)
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
(f)Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2025 amount to $5.
(g)As of December 31, 2024, the weighted average duration of the retirement plan is 23 years. The expected timing of the future pension payment was as follows:

Within 1 year	$—
1-5 year(s)	—
Over 5 years	93
$93
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
(b)The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the years ended December 31, 2022, 2023 and 2024 were $501, $527, and $567, respectively.
(c)The pension costs under local government law of other foreign subsidiaries for the years ended December 31, 2022, 2023 and 2024 were $172, $175, and $182, respectively.
6(13)    Share-based payment
A.Share Incentive Plan
On December 13, 2021, the Board approved and adopted the Share Incentive Plan. On October 25, 2022, the Board has approved and adopted an amendment to the Share Incentive Plan in response to the recapitalization. Going forward one unit option is eligible for one Perfect Ordinary Share. The maximum number of Perfect Ordinary Shares that can be issued upon exercise of all options under the Share Incentive Plan are 5,311 thousand shares.
(a)For the years ended December 31, 2023 and 2024, the Group’s Share Incentive Plan’s terms and condition are as follows:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2023		2024
	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)
Options outstanding at January 1	2,063	$3.95	4,073	$4.47
Options granted	2,288	4.93	50	2.21
Options forfeited	(278)	4.34	(246)	4.48
Options outstanding at December 31	4,073	4.47	3,877	4.44
Options exercisable at December 31	—		894	3.95
(c)As of December 31, 2023 and 2024, the range of exercise prices of stock options outstanding were $2.43 ~ $7.20 and $2.13 ~ $7.20 (in dollars) per share, respectively; the weighted-average remaining contractual period was 3.06 ~ 4.84 years and 2.06 ~ 4.98 years, respectively.

(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Grant date	Units granted (in thousands)	Stock price per share (in dollars)	Exercise price per share (in dollars)	Expected price volatility (Note ii)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per unit (in dollars)
Share Incentive Plan	2022.01.21 (Note i)	2,143	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.01.03	8	7.20	7.20	64.85%	3.87	0.00%	4.07%	3.7198
	2023.05.23	2,260	4.93	4.93	69.15%	3.88	0.00%	3.90%	2.6615
	2023.08.21	7	4.00	3.916	70.65%	3.88	0.00%	4.64%	2.2411
	2023.11.02	5	2.43	2.43	70.37%	3.88	0.00%	4.77%	1.3487
	2024.05.27	5	2.13	2.13	72.67%	3.88	0.00%	4.65%	1.2069
	2024.12.23	45	2.26	2.22	74.64%	3.87	0.00%	4.46%	1.3100
Note i: Stock price, exercise price and fair value of stock option granted on January 21, 2022 were adjusted in connection with the recapitalization.
Note ii: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.
B.Expenses incurred on share-based payment transactions are shown below:

	Years ended December 31,
	2022	2023	2024
Equity settled	$2,175	$3,268	$2,774
C.In 2022, the Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. Expense incurred for the years ended December 31, 2022, 2023 and 2024 was $58, $— and $—, respectively. The fixed monetary value of equity awards of director compensation was paid in cash in the first year, resulting in expenses incurred for the year ended December 31, 2022, being paid in cash. In the future, the Group may compensate directors either entirely in cash or partially in cash and partially in equity.
D.Shareholder Earnout
The Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the Business Combination Agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively. None of these conditions had been met in the period up through December 31, 2024.
Shareholder Earnout Shares are considered a potential contingent payment agreement with Shareholders, based on a market condition without link to service. Fair value of the Shareholder Earnout Shares is already reflected in Provident’s publicly quoted price that has been used to derive the estimated fair value of Perfect Ordinary Shares. It is included in the estimated fair value of the Perfect Ordinary shares as of the date of the recapitalization that was used to compute the listing charge. Accordingly, no separate adjustment to record fair value of the Shareholder Earnout is considered necessary, because the estimated fair value of such shares is already presumed to be reflected in the fair value of the Perfect shares. Please refer to Note 6(27) “Recapitalization”.
E.Sponsor Earnout
In connection with the Business Combination Agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through December 31, 2024.
Sponsor Earnout Promote Shares are considered a potential contingent payment agreement with Sponsor, based on a market condition without link to service. Thus, expense was recorded immediate on the grant date. Expense recorded for the year ended December 31, 2022 was $8,849. Please refer to Note 6(27) “Recapitalization”.
The expense was recognized under fair value and the Monte Carlo Simulation Model was used to estimate the fair value of Sponsor Earnout Promote Shares granted. Assumptions used in calculating the fair value are disclosed as follows:

Sponsor Earnout Shares
Expected dividend yield (%)	0.00%
Expected volatility	70.00%
Risk free interest rate	4.19%
Expected life (years)	5
6(14)    Share capital
A.As of December 31, 2024, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,185, including 85,060 thousand Class A Ordinary Shares after the retirement of 16,388 thousand treasury shares and 27 thousand shares surrendered by a shareholder, and 16,789 thousand Class B Ordinary Shares. All proceeds from shares issued have been collected.
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
B.Movements for the Company’s share capital are as follows:

		Common Shares		Perfect Class A Ordinary Shares		Perfect Class B Ordinary Shares		Total
	Note	Shares (in thousand)	Amount	Shares (in thousand)	Amount	Shares (in thousand)	Amount	Amount
At January 1, 2022		301,521	30,152	—	—	—	—	30,152
Employee stock option exercised		26,629	2,663	—	—	—	—	2,663
Conversion as part of recapitalization	(b)	(328,150)	(32,815)	84,211	8,421	16,789	1,679	(22,715)
Shares Issuance to exchange Provident outstanding shares	(c)	—	—	17,264	1,726	—	—	1,726
At December 31, 2022	(a)	—	—	101,475	10,147	16,789	1,679	11,826
Shares retired	(d)	—	—	(16,347)	(1,634)	—	—	(1,634)
At December 31, 2023	(a)	—	—	85,128	8,513	16,789	1,679	10,192
Shares retired	(d)	—	—	(68)	(7)	—	—	(7)
At December 31, 2024		—	$—	85,060	$8,506	16,789	$1,679	$10,185

(a)As of December 31, 2022, the Company’s authorized capital was $82,000, consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $11,826, consisting of 101,475 thousand Class A Ordinary Shares and 16,789 thousand Class B Ordinary Shares with a par value of $0.1 (in dollars) per share. All proceeds from shares issued have been collected.
As of December 31, 2023, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,192, consisting of 85,128 thousand Class A Ordinary Shares and 16,789 thousand Class B Ordinary Shares with a par value of $0.1 (in dollars) per share. All proceeds from shares issued have been collected.
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
$102,237

Please refer to Note 6(27) “Recapitalization” for Private Placement Investor and Forward Purchase Agreement Investor. Please refer to Note 6(9) “Financial liability at fair value through profit or loss” for Forward Purchase Warrants.
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
On February 7, 2024, the Company completed the retirement of 68 thousand of Class A Ordinary shares. These retired shares were acquired as part of the share repurchase plan announced on May 4, 2023.
The reconciliation of the capital surplus due to shares repurchased and retired is provided in Note 6(15).
C.Share Repurchase Plan
On May 4, 2023, the Board of Directors approved a share repurchase plan authorizing the Company may repurchase up to $20,000 of its Class A Ordinary shares over the next 12-month period. During this plan, the Company repurchased 259 thousand of Class A Ordinary shares with a total consideration paid amounted $1,064. The Company retired 191 thousand shares repurchased from this plan in 2023 and retired the remaining of 68 thousand shares in 2024.
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
6(15)    Capital surplus
Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

The following tables illustrates the detail of capital surplus:

	December 31, 2023	December 31, 2024
Additional paid-in capital	$477,734	$477,415
Other:
Employees’ stock option cost	5,430	8,204
Retirement of treasury shares	27,235	27,371
Subtotal	32,665	35,575
	$510,399	$512,990
The following table illustrates the reconciliation of the capital surplus due to shares repurchased and retired:

	Capital stock	Additional paid-in capital	Other	Treasury shares	Total
2023
Share Repurchase Plan:
Shares repurchased	$—	$—	$—	$(1,064)	$(1,064)
Shares retired	(19)	(893)	38	874	$—
Shares Surrender	(2)	2	—	—	$—
Tender Offer	(1,613)	(75,584)	27,197	—	$(50,000)
	$(1,634)	$(76,475)	$27,235	$(190)	$(51,064)

2024
Share Repurchase Plan:
Shares retired	(7)	(319)	136	190	—
	$(7)	$(319)	$136	$190	$—
6(16)    Accumulated deficits
Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.
6(17)    Revenue

	Years ended December 31,
	2022	2023	2024
Revenue from contracts with customers	$47,300	$53,505	$60,202

A.Disaggregation of revenue from contracts with customers
(a)The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

2022	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$24,291	$3,286	$9,172	$9,170	$1,381	$47,300
Timing of revenue recognition:
At a point in time	$5,126	$—	$599	$2,322	$519	$8,566
Over time	19,165	3,286	8,573	6,848	862	38,734
	$24,291	$3,286	$9,172	$9,170	$1,381	$47,300

2023	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$24,992	$4,937	$13,777	$8,553	$1,246	$53,505
Timing of revenue recognition:
At a point in time	$4,380	$1	$1,555	$1,530	$122	$7,588
Over time	20,612	4,936	12,222	7,023	1,124	45,917
	$24,992	$4,937	$13,777	$8,553	$1,246	$53,505

2024	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$25,142	$6,669	$16,586	$10,109	$1,696	$60,202
Timing of revenue recognition:
At a point in time	$2,751	$119	$1,116	$1,858	$273	$6,117
Over time	22,391	6,550	15,470	8,251	1,423	54,085
	$25,142	$6,669	$16,586	$10,109	$1,696	$60,202
Note : “Americas_Others” includes North and South America, excluding the United States.
(b)Alternatively, the disaggregation of revenue could also be distinct as follows:

	Years ended December 31,
	2022	2023	2024
AR/AI cloud solutions and Subscription	$36,915	$44,755	$53,795
Licensing	8,432	7,546	5,220
Others (Note)	1,953	1,204	1,187
	$47,300	$53,505	$60,202
Note: Others primarily comes from advertisement revenue.
(c)The revenue generated from AR/AI cloud solutions was $20,685, $18,238, and $17,192 for the years ended December 31, 2022, 2023 and 2024, respectively.

B.Contract assets and liabilities
(a)The Group has recognized the following revenue-related contract assets mainly arose from unbilled receivables and contract liabilities mainly arose from sales contracts with receipts from customers in advance. Generally, the contract period is one year, the contract liabilities are reclassified as revenue within the following one year after the balance sheet date. The decrease in contract assets – unbilled revenue was primarily resulting from the decrease in revenue from licensing

	December 31, 2023	December 31, 2024
Contract assets:
Unbilled revenue	$2,770	$977
Contract liabilities:
Advance sales receipts	$15,346	$17,218
(b)Revenue recognized that was included in the contract liability balance at the beginning of the period

	Years ended December 31,
	2022	2023	2024
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$8,831	$12,738	$15,270
(c)Unsatisfied contracts
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2023 and 2024, amounting to $ 28,133 and $ 26,675, respectively. The Group expects that 96% of the transaction price allocated to the unsatisfied contracts as of December 31, 2024, are expected to be recognized as revenue less than one year. The remaining 4% is expected to be recognized as revenue from 2026 to 2027.
6(18)    Interest income

	Years ended December 31,
	2022	2023	2024
Interest income from bank deposits	$1,977	$4,188	$5,799
Interest income from financial assets at amortized cost	52	5,309	1,898
Others	—	1	11
	$2,029	$9,498	$7,708
The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.
6(19)    Other income

	Years ended December 31,
	2022	2023	2024
Subsidy from government	$1	$21	$34
Others	74	12	21
	$75	$33	$55

6(20)    Other gains and losses

	Years ended December 31,
	2022	2023	2024
Foreign exchange gains (losses)	$1,303	$34	$(89)
Gains (losses) on financial liabilities at fair value through profit or loss	(93,777)	1,641	(227)
	$(92,474)	$1,675	$(316)
Please refer to Note 6(9) for details of gains (losses) on financial liabilities at fair value through profit or loss.
6(21)    Finance costs

	Years ended December 31,
	2022	2023	2024
Interest expense – lease liabilities	$8	$15	$18
6(22)    Costs and expenses by nature

	Years ended December 31,
	2022	2023	2024
Cost of goods sold	$39	$3	$13
Employee benefit expenses	27,300	27,956	28,237
Promotional fees	7,517	9,565	11,531
Platform fees	5,518	8,708	11,671
Professional service fees	8,537	6,888	4,748
Insurance expenses	459	2,102	1,417
Expected credit losses	—	—	1,373
Warranty cost	897	677	581
Depreciation of right-of-use assets	456	441	529
Depreciation of property, plant and equipment	247	197	218
Amortization of intangible assets	63	75	51
Listing expense	65,264	—	—
Others	2,077	2,553	2,976
	$118,374	$59,165	$63,345
6(23)    Employee benefit expenses

	Years ended December 31,
	2022	2023	2024
Wages and salaries	$22,083	$21,263	$21,814
Remuneration to directors	112	553	600
Employee insurance fees	1,376	1,349	1,409
Pension costs	676	707	754
Employee stock options	2,117	3,268	2,774
Other personnel expenses	936	816	886
	$27,300	$27,956	$28,237

6(24)    Income tax
A.Income tax expense

	Years ended December 31,
	2022	2023	2024
Current income tax:
Current tax expense recognized for the current period	$390	$144	$1,076
Prior year income tax underestimation	3	—	6
Total current tax	393	144	1,082
Deferred income tax:
Origination and reversal of temporary differences	(101)	(29)	(1,817)
Taxable losses	—	—	—
Total deferred income tax	(101)	(29)	(1,817)
Income tax expense (benefit)	$292	$115	$(735)
B.Reconciliation between income tax expense and accounting loss:

	Years ended December 31,
	2022	2023	2024
Tax calculated based on profit (loss) before tax and statutory tax rate (Note i)	$(368)	$(221)	$29
Effects from items disallowed by tax regulation	46	18	24
Effects from non-deductible offshore income tax	147	6	6
Temporary difference not recognized as deferred income tax assets	141	702	94
Prior year income tax underestimation	3	—	6
Taxable loss not recognized as deferred income tax assets	638	1,732	1,842
Effect from investment tax credits (Note iii)	—	—	(357)
Change in assessment of realization of deferred income tax assets	(301)	(2,139) (Note ii)	(2,377) (Note ii)
Effects from other states apart from where United States subsidiary registered	8	8	8
Others	(22)	9	(10)
Income tax (benefit) expense	$292	$115	$(735)
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
Note ii: The change in assessment of the realization of deferred income tax assets mainly consists of the use of net operating loss (NOL) and temporary difference. These temporary difference mainly consist of unrealized expenses, including stock-based payments, warranty provisions, and unused paid leave. The Taiwan subsidiary began generating profits in 2023 and fully utilized all loss carryforwards by 2024, and it's expected to remain profitable in the foreseeable future.
Note iii: The Taiwan subsidiary is profitable and has utilized part of the investment tax credits.

The following table illustrates the statutory tax rates for significant jurisdictions that the Company operates:

	Years ended December 31,
Jurisdictions	2022	2023	2024
United States (Federal/State)	21%/8.84%	21%/8.84%	21%/8.84%
Japan	35.73%	34.60%	36.86%
Taiwan	20%	20%	20%
C.Amounts of deferred income tax assets or liabilities as a result of temporary differences and tax losses are as follows:

	2023
	January 1	Recognized in profit or loss	Net exchange differences	December 31
Deferred income tax assets:
– Temporary differences:
Unrealized expenses	$228	$43	$(15)	$256
Others	16	(14)	(1)	1
	$244	$29	$(16)	$257

	2024
	January 1	Recognized in profit or loss	Net exchange differences	December 31
Deferred income tax assets:
– Temporary differences:
Unrealized expenses	$256	$1,820	$(26)	$2,050
Allowance for bad debts	—	13	—	13
Unrealized exchange losses	—	(14)	—	(14)
Others	1	(2)	(1)	(2)
	$257	$1,817	$(27)	$2,047
D.Expiration dates of unused taxable losses primarily originating from the losses of U.S. subsidiary, and amounts of unrecognized deferred income tax assets are as follows:

	December 31, 2024
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized deferred income tax assets	Expiry year
2016	$4,867	$4,043	$4,043	2036
2017	3,601	3,601	3,601	2037
2018	1,888	1,888	1,888	no expiration
2021	3,594	3,594	3,594	no expiration
2022	665	665	665	2027~no expiration
2023	6,029	6,029	6,029	2028~no expiration
2024	6,692	6,692	6,692	2029~no expiration
	$27,336	$26,512	$26,512

E.The amounts of deductible temporary difference that are not recognized as deferred income tax assets are as follows:

	December 31, 2023	December 31, 2024
Deductible temporary differences	$3,424	$769
6(25)    Earnings (loss) per share

	Year ended December 31, 2022
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Loss per share (in dollars)
Basic loss per share
Loss attributable to ordinary shareholders of the parent	$(161,744)	68,337	$(2.37)
Dilutive loss per share
Loss attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$(161,744)	68,337	$(2.37)

	Year ended December 31, 2023
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Loss per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$5,416	118,024	$0.05
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$5,416	118,024	$0.05

	Year ended December 31, 2024
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$5,021	101,849	$0.05
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$5,021	101,849	$0.05
Note: Warrant liabilities, Employee stock options, Shareholder Earnout and Sponsor Earnout were excluded from the calculation of diluted earnings per share as they are anti-dilutive for the years ended December 31, 2022, 2023 and 2024. As at December 31, 2023 and 2024, the potentially dilutive instruments are as follows:

	December 31, 2023	December 31, 2024
Potentially dilutive instruments (shares in thousands)
Warrant liabilities	20,850	20,850
Employee stock options	4,073	3,877
Shareholder Earnout	10,000	10,000
Sponsor Earnout	1,176	1,176
	36,099	35,903

6(26)    Changes in liabilities from financing activities

	2022
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$259,230	$638	$259,868
Changes in cash flow from financing activities	—	(457)	(457)
Net exchange differences	—	(56)	(56)
Warrants assumed in connection with the Recapitalization	8,431	—	8,431
Exchange of preferred shares	(358,238)	—	(358,238)
Change in fair value through profit and loss	93,777	—	93,777
Change in fair value through other comprehensive income	7	—	7
Changes in other non-cash items – additions	—	213	213
At December 31	$3,207	$338	$3,545

	2023
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$3,207	$338	$3,545
Changes in cash flow from financing activities	—	(435)	(435)
Change in fair value through profit and loss	(1,641)	—	(1,641)
Changes in other non-cash items – additions	—	1,012	1,012
Changes in other non-cash items – lease modification	—	(47)	(47)
At December 31	$1,566	$868	$2,434

	2024
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$1,566	$868	$2,434
Changes in cash flow from financing activities	—	(525)	(525)
Change in fair value through profit and loss	227	—	227
Changes in other non-cash items – additions	—	167	167
At December 31	$1,793	$510	$2,303

6(27)    Recapitalization
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
		$(65,264)
Note i : The difference between $7,330 and the warrant liability of $8,431 in Note 6(9) is the value of the FPA warrants.
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
•Shares to be issued for Perfect shareholders pursuant to Business Combination Agreements and Shares to be issued for Provident pursuant to Sponsor Letter Agreement. Please refer to Note 6(13) “Share-based payment”.
•Professional service expenditures of $1,594 and $5,888 incurred to facilitate listing on the NYSE for the years ended December 31, 2021 and 2022 which, in addition to the $65,264 listing expense described in the table above, has resulted in a total of $1,594 and $71,152 being recognized in profit or loss for the years ended December 31, 2021 and 2022.
7.    Related Party Transactions
7(1)    Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)
ClinJeff Corp.. (ClinJeff)	Other related party (Major shareholder of CyberLink)
Note: CyberLink owns more than 36% of the Company’s issued and outstanding ordinary shares.
7(2)    Significant related party transactions
A.Revenue

		Years ended December 31,
	Description	2022	2023	2024
CyberLink	Revenue-others (service revenue)	$28	$32	$37
Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as third parties.
B.Other payables

	December 31, 2023	December 31, 2024
CyberLink	$26	$22
CyberLink-Japan	24	24
	$50	$46

Other payables are mainly expenses from professional service, rental and payments on behalf of others.
C.Operating expenses

		Years ended December 31,
	Description	2022	2023	2024
CyberLink	Management service fee	$80	$48	$41
CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity supports and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as third parties.
D.Lease transactions — lessee/rent expense
(a)The Group leases offices from CyberLink, ClinJeff and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. Rent payments are made to CyberLink and ClinJeff each month and were paid to CyberLink-Japan each quarter.
(b)Rent expense

	Years ended December 31,
	2022	2023	2024
CyberLink-Japan	$90	$84	$78
(c)Acquisition of right-of-use assets:

	Years ended December 31,
	2022	2023	2024
CyberLink	$—	$477	$—
ClinJeff	—	—	82
	$—	$477	$82
(d)Lease liabilities
i.Outstanding balance:

	December 31, 2023	December 31, 2024
Total lease liabilities	$381	$202
Less: Current portion (shown as ‘current lease liabilities’)	(238)	(189)
	$143	$13
ii.Interest expense

	Years ended December 31,
	2022	2023	2024
CyberLink	$5	$6	$6
ClinJeff	—	—	1
	$5	$6	$7

7(3)    Key management compensation

	Years ended December 31,
	2022	2023	2024
Salaries and other short-term employee benefits	$2,330	$2,484	$2,668
Share-based payment	416	552	467
Post-employment benefits	11	10	10
	$2,757	$3,046	$3,145
The unpaid portion of the aforementioned information were $115 and $115 for December 31, 2023 and 2024.
8.    Pledged Assets
None.
9.    Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)    Contingencies
None.
9(2)    Commitments
Except for Notes 6(7), 6(9) and 7(2), there is no other significant commitments.
10.    Significant Disaster Loss
None.
11.    Significant Events After the Balance Sheet Date
Acquisition of Wannaby Inc.
On December 23, 2024, the Company entered into a definitive agreement with Farfetch US Holdings, Inc. (the “Seller”) to acquire 100% of Wannaby Inc., a digital company known for its virtual try-on technology and digitalization solutions for the fashion industry. This acquisition enables the Company to expand its offerings into new luxury market segments, including shoes, bags, and apparel.
The acquisition was completed on January 7, 2025 (the “closing date”), with the purchase price amounting to $6,045 paid in cash to the Seller and Citibank N.A. escrow account. The initial purchase price was calculated based on the estimated working capital, the estimated indebtedness of Wannaby outstanding as of immediately prior to the closing, the estimated cash of Wannaby, the estimated unpaid portion of the selling expenses as of immediately prior to the closing, and the estimated non-Seller gross revenues. Within sixty (60) days after the closing date, the Company shall prepare and deliver a final statement to the Seller to calculate the purchase price adjustment based on the final working capital, the final indebtedness, the final cash of Wannaby, the final selling expenses, and the final non-Seller gross revenues. Within thirty (30) days following the Seller’s receipt of the final statement, the Seller shall notify the Company in writing of any disputes regarding the preparation or content of the statement. Subject to the occurrence of the closing and no later than April 30, 2026, the Company shall pay the Seller an earnout based on defined revenue for the year ended December 31, 2025, not exceeding $500. It shall be zero if the defined revenue yields a negative number. As of March 28, 2025, the time of the approval of these financial statements, the Company is currently on the progress of finalizing the adjusted final statements to determine the final purchase price. The Company will provide further updates as necessary in future filings.

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
As of December 31, 2023 and 2024, the Group’s gearing ratios are as follows:

	December 31, 2023	December 31, 2024
Total liabilities	$30,957	$34,158
Total equity	$139,406	$147,015
Gearing ratio	0.22	0.23
12(2)    Financial instruments
A.Financial instruments by category

	December 31, 2023	December 31, 2024
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	$—	$2,746
Financial assets at amortized cost
Cash and cash equivalents	$123,871	$127,121
Current financial assets at amortized cost	30,300	36,000
Accounts receivable	6,992	7,902
Other receivables	343	352
Guarantee deposits paid	140	146
	$161,646	$171,521

	December 31, 2023	December 31, 2024
Financial liabilities
Financial liabilities at fair value through profit or loss
Warrant liabilities	$1,566	$1,793
Financial liabilities at amortized cost
Other payables (including related parties)	$10,381	$11,702
Guarantee deposits received	25	—
	$10,406	$11,702
Lease liabilities	$868	$510
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
ii.The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: JPY, RMB and EUR). The information of and sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2023
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$79,097	0.0326	$2,579	$2,579	1%	$26
EUR:USD	664	1.1064	735	735	1%	7
JPY:USD	317,217	0.0071	2,252	2,252	1%	23
Financial liabilities
Monetary items
EUR:USD	138	1.1064	153	153	1%	2
USD:JPY	168	141.39	23,754	168	1%	2

	December 31, 2024
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$103,569	0.0305	$3,159	$3,159	1%	$32
EUR:USD	298	1.0411	310	310	1%	3
JPY:USD	201,668	0.0064	1,291	1,291	1%	13
USD:CNY	320	7.3225	2,343	320	1%	3
Financial liabilities
Monetary items
EUR:USD	197	1.0411	205	205	1%	2
USD:JPY	100	156.22	15,622	100	1%	1
iii.The total exchange (loss) gain, including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2022, 2023 and 2024, amounted to $1,303, $34 and $(89), respectively.

(b)Credit risk
i.Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms and the contract cash flow of financial assets at amortized cost and at fair value through profit or loss.
ii.The Group’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions to mitigate the risk of financial loss from defaults. The majority of cash and cash equivalents as well as current financial assets at amortized cost and at fair value through profit or loss are held with financial institutions with a rating of ‘A’.
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
(ii)Default or delinquency in principal repayments.

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
ix.As of December 31, 2023 and 2024, the provision matrix is as follows:

December 31, 2023	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	—%	—%	—%	—%	—%
Total book value	$5,791	$594	$340	$196	$71	$6,992
Loss allowance	—	—	—	—	—	—

December 31, 2024	Not past due	Up to 30 days past due	31~60 days past due	61~90 days past due	Over 181 days past due	Total
rate	0.11%~0.32%	6.48%~30.86%	8.36%~42.53%	22.69%~97.44%	100%
Total book value	$7,535	$261	$213	$65	$94	$8,168
Loss allowance	12	49	76	35	94	266
x.Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable is as follows:

	2023	2024
	Accounts receivable	Accounts receivable
At January 1	$—	$—
Provision for impairment	—	1,373
Write-offs	—	(1,107)
At December 31	$—	$266
xi.The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2022 and 2023 .
(c)Liquidity risk
i.Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2023 and 2024, the Group held demand deposits, time deposits and money market position of $151,847 and $161,992, respectively. The Group manages liquidity risk by ensuring that these balances are available to meet short-term cash needs. Time deposits withdrawn early receive a lower interest rate through the withdrawal date compared to the stated interest rate applicable on the nominal maturity date. However, there are no significant risk of change in value as a result of an early withdrawal for time deposits classified as cash equivalents.
iii.The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: December 31, 2023	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,566	$—
Other payables (including related parties)	10,381	—	—
Lease liabilities (Note)	496	392	—
Guarantee deposits received	—	25	—

Non-derivative financial liabilities: December 31, 2024	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,793	$—
Other payables (including related parties)	11,702	—	—
Lease liabilities (Note)	409	109	—
Note: The amount included the interest of estimated future payments.
12(3)    Fair value information
A.The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The fair value of the Group’s investment in money market funds is included in Level 1.
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

C.The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2023 and 2024 are as follows:
(a)The related information of natures of the liabilities is as follows:

December 31, 2023	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$954	$612	$—	$1,566

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Money market funds	$2,746	$—	$—	$2,746
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$1,793	$—	$—	$1,793
(b)The methods and assumptions the Group used to measure fair value are as follows:
i.Except those mentioned in point (ii) ~ (iv) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and other payables) approximate to their fair values.
ii.The instruments the Group used market quoted price as their fair values (that is, Level 1) are listed below by characteristics:

	Open-end fund	Perfect Public Warrants
Market quoted price	Net asset value	Closing price
iii.Fair value of the Perfect Private Placement Warrants and Forward Purchase Warrants are determined based on the Perfect Public Warrants with adjustments to the implied volatility.
D.For the year ended December 31, 2024, all units of Private Placement Warrants and Forward Purchase Warrants had been converted into Public Warrants. Therefore, the Company transferred the fair value from Level 2 into Level 1.
E.For the year ended December 31, 2023 and 2024, there was no transfer into or out from Level 3.

13.    Segment Information
13(1)    General information
Although the Group has multiple operating segments by geography, the management takes the aggregation criteria outlined in Paragraphs 11 to 14 of IFRS 8 into consideration to decide the reportable operating segments. In light of the qualitative and quantitative criteria, the Group concluded that it has only one reportable operating segment.
13(2)    Geographical information
Geographical information for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024
	Revenue	Revenue	Revenue
United States	$24,291	$24,992	$25,142
Americas_Others	3,286	4,937	6,669
Europe	9,172	13,777	16,586
Asia-Pacific	9,170	8,553	10,109
Others	1,381	1,246	1,696
	$47,300	$53,505	$60,202
Note : Americas_Others includes in North and South America, excluding the United States.
Geographical information on the revenue shows the location in which sales were generated. Non-current assets amounted to $1,304 and $1,071 as of December 31, 2023 and 2024, respectively.
Substantially all of the Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, are located in Taiwan.
13(3)    Major customer information
Major customer information of the Group (exceed 10% of revenue) for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024
	Revenue	Revenue	Revenue
Client A	$5,195	$4,416	$3,111
Note: Client A does not exceed 10% of revenue for the years ended December 31, 2023 and 2024.