Form 20-F
period 2025-12-31
Perfect Corp.
filed 2026-03-13
CIK 1899830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

As of December 31, 2025:
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
Yes __ No __

i

Forward-Looking Statements
This annual report includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “seek,” “schedule,” or similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about our business strategy and plans, future financing efforts, our future market position and growth prospects, expected operating results, our ability to realize the benefits of mergers and acquisitions, and other matters described in “Item 4. Information on the Company” and “Item 5.Operating and Financial Review and Prospects.”
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
•our ability to enforce, protect and maintain intellectual property rights; and
•our ability to realize the anticipated benefits of the mergers and acquisitions, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain our management and key employees;
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

Certain Terms and Conventions
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Perfect Corp.” refer to our entity listed on the NYSE, a Cayman Islands exempted company with limited liability, and all references in this annual report to “we,” “us,” “Perfect” or the “Company” refer to Perfect Corp., together with its subsidiaries. In this document:
“AI” means artificial intelligence.
“AR” means artificial reality, including augmented reality, virtual reality and mixed reality.
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
“Business Combination” means the business combination between Perfect Corp. and Provident that closed on October 28, 2022.
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
“Nasdaq” means the Nasdaq Capital Market.
“New Registration Rights Agreement” means the registration rights agreement entered into by the Company, the Sponsor, and certain shareholders of the Company on October 28, 2022.
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
“PRC” means the People’s Republic of China.
“Private Placement Warrants” means the warrants sold by Provident privately to the Sponsor simultaneously with the consummation of the Provident Initial Public Offering (including the underwriters’ partial exercise of their over-allotment option).
“Provident” means Provident Acquisition Corp., a Cayman Islands exempted company with limited liability, which has ceased to exist on October 28, 2022.
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
“Shareholder Earnout Shares” means an aggregate of 10,000,000 Ordinary Shares issuable to the selected shareholders of the Company within five years from October 28, 2022, upon the occurrence of certain milestones.
“Share Incentive Plan” means the 2021 Stock Compensation Plan adopted by the Company’s Board on December 13, 2021, as amended.
“Shares” means shares in the capital of the Company of any class including a fraction of such shares, whether the Class A Ordinary Shares, the Class B Ordinary Shares any other class or series of shares Perfect Corp. may issue from time to time.
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
The size of our user base and the level of user engagement with our products are critical to the success of our B2C business. As of December 31, 2025, our apps had over 1.1 billion downloads. Our active subscribers increased from approximately 879,000 as of December 31, 2023 to 1,000,612 as of December 31, 2024, and then declined modestly to 908,239 as of December 31, 2025. During 2025, we adjusted certain product and commercialization initiatives which may have contributed to this decline, including the rollout of higher-value generative AI features and premium creative tools and efforts to emphasize subscriber quality and monetization. There can be no assurance that these initiatives will improve subscriber growth, retention, engagement, or average revenue per user, and subscriber levels may continue to fluctuate or decline as we refine pricing, packaging, and product features or as competitive and macroeconomic conditions change.
We expect existing paying subscribers to renew or upgrade their subscriptions, and we aim to continuously attract free users under our freemium model and convert them to paid subscriptions to unlock premium features of our mobile app and web services. Our ability to do so depends on maintaining a compelling value proposition and a favorable user experience across the entire user lifecycle—from acquisition and onboarding to engagement, conversion, renewals, and upgrades. If users do not perceive sufficient incremental value in our paid offerings (including new AI-enabled capabilities), if pricing or packaging changes increase churn, if the cost to acquire users increases, or if renewal rates decline, our subscription revenue could stagnate or decline and we may need to increase discounting or marketing spend to offset lower organic growth, which could adversely affect our margins and operating results. In addition, to the extent we rely on app-store-driven discovery, ratings and reviews, and other third-party distribution channels, adverse changes in those channels could reduce our ability to grow and retain users.
The continued success of our B2C business also depends on our ability to develop, improve, and differentiate our AI- and AR-enabled features, including Generative AI solutions, to meet evolving user preferences and competitive offerings. The development and integration of advanced AI technologies can be complex, expensive, and time-consuming, and may require access to specialized talent, third-party technologies, and significant computing resources. Even if we invest substantial resources, we may not be able to deliver new features on a timely basis, maintain consistent output quality, or achieve user adoption at scale. AI-enabled features may also present heightened risks, including performance issues, unexpected outputs, user dissatisfaction, increased customer support demands, reputational harm, and scrutiny regarding data usage, privacy, and security practices. If our AI and premium creative tools do not deliver meaningful and durable value to users relative to competing products, our retention, engagement, and conversion rates could decline.
Several factors could negatively impact our user growth, retention, and engagement, including:
•Product competitiveness and innovation risk. Challenges in optimizing or upgrading our AI- and AR-based solutions (particularly Generative AI), delays in product releases, or failures to anticipate and respond to shifting user preferences, which could make our offerings less competitive.
•Competitive intensity and pricing pressure. Competitors may introduce superior, lower-priced, or more aggressively marketed products, including AI-enabled features, drawing users away or forcing us to reduce prices, increase promotions, or add costly features to remain competitive.
•Economic and consumer spending conditions. Prolonged economic uncertainty or reduced discretionary spending could lower conversion rates to paid plans, reduce renewals, increase downgrades, and make users more price sensitive.
•Higher user acquisition costs and weaker organic growth. Slower organic growth due to weaker word-of-mouth referrals, lower virality, changes in in-app cross-promotion effectiveness, or reduced distribution effectiveness, which could require higher marketing expenditures to maintain growth.
•Platform and distribution dependence. Changes in policies, algorithms, technical requirements, or fee structures of mobile operating systems, app stores, browsers, or other third-party platforms; adverse changes in app store featuring, search rankings, or review/rating trends; or restrictions that limit our ability to market, distribute, or monetize our apps and web services.
•Privacy, data security, and user trust. Inadequate responses to user concerns about privacy, data usage, data security, or transparency; actual or perceived misuse of data; or data incidents, which could reduce engagement and retention, trigger negative publicity, and increase regulatory and compliance costs.
•Service reliability and performance. Technical, operational, or third-party outages; latency; bugs; failed updates; interoperability issues; or other disruptions that degrade user experience, lead to app store delisting risk, or increase refunds, chargebacks, and churn.
•Content, safety, and reputational risks. User dissatisfaction stemming from low-quality outputs, misleading or inappropriate AI-generated results, or other quality and safety concerns, which could harm our brand, reduce ratings and reviews, and increase churn and customer support costs.
•Changes in measurement or mix. Shifts in the mix of subscribers (including higher-value subscribers), changes to our product tiers, bundling, or promotions, or changes in how users engage with our products, which could reduce monetization even if headline user metrics remain stable.
If we fail to maintain or expand our user base and engagement, or if our efforts to improve monetization and subscriber quality are unsuccessful, our B2C revenue could decline and our growth prospects could be adversely affected. Any of these outcomes could reduce our profitability, increase our marketing and development costs, impair our ability to invest in product innovation, and materially and adversely affect our business, operating results, and long-term monetization potential.

The consumer app market is rapidly evolving, especially with the introduction of Generative AI related functions. If the demand for AI photo and AI video markets stops or slows down, our business will be materially and adversely affected.
Our sustainable development of B2C business benefited from the rapid growth of the demand and usage of mobile photo and video editing apps in recent years. The popularity of photo and video editing software has been fueled by the rise of the selfie culture, the popularity of social media and the increasing adoption of smartphones with high-definition cameras.
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

Our steady growth in our B2C business depends heavily on our ability to continue to evolve our existing product offerings and introduce market-competitive products that effectively address the shifting consumer preferences and demands, so as to grow or retain our existing mobile app and web service users and convert free users into paying subscribers. To achieve this, we make selective investments in developing new products and services or enhancing our current offerings.

Since early 2023, we began developing Generative AI technologies by fully utilizing our in-house technology development capabilities and integrating Generative AI solutions into our product portfolio, enabling our consumers to create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. In 2024, we further upgraded our Generative AI solutions integrated into our product portfolio, powered by our in-house research and development team, to incorporate a significantly broader range of generative features. In 2025, we advanced our Generative AI roadmap by expanding our B2C mobile apps with next-generation AI-powered creative tools, particularly for photo and video creation. We adopted multimodal AI solutions that integrate text, image, audio, and video capabilities to deliver more intuitive user experiences, while expanding our platform with leading third-party AI models to support end-to-end creative workflows. In response to the rapidly-evolving consumer demands and market conditions, we may introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience. However, we may not be equipped with significant experience in these technologies and business areas, which may adversely affect our ability to successfully develop and monetize our product offerings. We may incur substantial costs, and may not be successful in generating profits, in connection with these efforts. In addition, the introduction of new products and services, or changes to existing products and services, may result in new or enhanced governmental or regulatory scrutiny, litigation or other complications that could adversely affect our reputation, business and operating results.
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
We operate in a rapidly evolving markets in beauty and fashion. If the development of the markets stops or slows down, our B2B business will be materially and adversely affected.
The AI- and AR- beauty and fashion technologies and markets are rapidly evolving, which subjects our business to uncertainties and challenges relating to the growth and profitability of these markets as a whole. Our global addressable market is mainly driven by the growth in the beauty and fashion markets and the expected marketing and AI- and AR- spending by beauty and fashion brands, which depend on a number of factors, including overall consumer awareness about beauty and fashion products and services, brands’ deployment of digital marketing to create meaningful customer interaction and engagement, brands’ investment in omni-channels to build relationships with their customers, budgetary constraints of brands, regulatory changes and changes in broader economic conditions. If brands do not recognize our value proposition, a viable market may not develop further, or develop more slowly than we expect, and our business and operating results will be materially and adversely affected.
We have a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.
We launched our AR Makeup solution in 2015 and have offered other solutions and products over the recent years. We are still in the process of expanding into new segments of the beauty and fashion technology market, such as the aesthetic skin technology market, and exploring the potential applications of Generative AI technologies. These initiatives involve substantial uncertainty and may materially and adversely affect our business, financial condition, and results of operations. Our limited operating history makes it difficult to effectively assess our future prospects or forecast our future results. In particular, we anticipate encountering inherent risks and challenges in the developing and rapidly evolving beauty and fashion technologies and markets, which include our ability to, among other things:
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
Our brand portfolio and consumer engagement with these brands are critical to the success of our B2B business. As of December 31, 2025, we had 859 brands in our cumulative portfolio, serving approximately 90% of the top 20 beauty groups that have adopted AI- and AR-based technologies. However, as the beauty and fashion technology market matures, competitors may introduce more innovative, cost-effective, or user-friendly solutions. If our offerings become less competitive in terms of pricing, quality, or effectiveness, we risk losing existing brand customers, failing to attract new ones, or experiencing a decline in consumer engagement, all of which could negatively impact our financial performance.
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
As of December 31, 2025, our team consists of 180 technology professionals, accounting for 51.0% of our employees, is dedicated to the continuous improvement of our platform, development of new features, as well as creation of innovative apps. We provide comprehensive omni-channel solutions to brands and retailers across various industries, including beauty, fashion, skincare, jewelry, watch, and aesthetic skin beauty. Since early 2023, we began developing Generative AI technologies by fully utilizing our in-house technology development capabilities and integrating Generative AI solutions into our product portfolio, enabling consumers to create and enhance their photos and videos with high-quality and creative outputs via our mobile apps and SaaS services. In 2024, we further upgraded our Generative AI solutions integrated into our product portfolio, powered by our in-house research and development team, to incorporate a significantly broader range of generative features. In 2025, we accelerated our Generative AI roadmap by enriching our B2C mobile apps with advanced AI-driven photo and video creation tools, leveraging multimodal technologies that seamlessly integrate text, image, audio, and video understanding, and incorporating leading third-party AI models to deliver more intuitive, powerful, and end-to-end creative workflows. However, we cannot guarantee that we will succeed in developing products and services that achieved widespread adoption, nor that we will be able to release commercially viable products and services in a timely manner. Failure to do so may adversely impact our business, financial condition and results of operations.

Our recent growth may not be indicative of our future growth. Even if we continue to grow, we may not be able to successfully execute our growth strategies.
We have achieved significant scale and steady growth since our inception in 2015. Our total revenue grew from $22.9 million in 2019 to $69.2 million in 2025, at a CAGR of 20.3%.
Our B2C business delivered strong and consistently increasing revenue contribution, with revenue rising from $27.7 million in 2023 to $47.0 million in 2025, representing a robust CAGR of 30.2%. We believe that the continued growth in active subscribers depends on a number of factors, in particular, our ability to:
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
For B2B business, the number of cumulative brands in our brand portfolio increased from 645 as of December 31, 2023 to 859 as of December 31, 2025 at a CAGR of 15.4%. As the market continues to mature, we expect that our growth rate may moderate over time compared to historical levels. In particular, we believe that sustained revenue growth will depend on a number of factors, including our ability to:
•deepen our penetration into the top 20 beauty groups;
•expand our services into top fashion groups;
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
Expansion by large technology companies into beauty- and fashion-related AI may undermine our position in our niche markets.
Large global technology companies and providers of general-purpose AI platforms, such as major cloud providers and AI foundation model developers, are increasingly integrating advanced image, video and avatar generation capabilities into their products. As these companies expand into beauty, fashion and e-commerce verticals, they may offer experiences similar to our solutions, such as virtual make-up try-on, fashion imagery and styling suggestions, as part of broader subscription bundles or AI “assistant” offerings.
Because these companies have substantially greater financial, technical and marketing resources, larger installed user bases and stronger platform control, they may be able to offer competing features at lower or no additional cost, or to secure privileged placement and deeper integration within operating systems, app stores, search engines and productivity tools.
In addition, certain brand customers have expressed the view that continued improvements in GenAI may eventually replace virtual try-on technology. Although we currently do not share this view, evolving customer expectations may lead brands to reallocate budgets toward more general AI initiatives or in-house capabilities. If we are unable to clearly demonstrate the incremental value of our vertically focused technology, or if AI “giants” succeed in displacing our solutions at key customers, our ability to maintain or grow our market share and to sustain our pricing could be materially and adversely affected.
An intensifying market for B2C Generative AI photo and video tools may limit our ability to attract new users and retain subscribers.
We face intense competition in the consumer market for photo and video editing, beauty filters and creative content tools. The emergence of accessible GenAI models and off-the-shelf tooling has significantly lowered barriers to entry for new competitors. Individual developers and small teams can rapidly launch GenAI-enabled mobile applications that offer avatar creation, AI-generated images and videos, and other features that compete with our YouCam suite of apps and web services.
Many of these competing products may offer for free or at lower price points, are heavily promoted through social media, or are bundled with other services. Because consumers can easily download, trial and switch among such apps at minimal cost, our ability to differentiate on the basis of user experience, feature set, or brand recognition may not be sufficient to retain users or maintain subscriber growth.
If we are unable to continue to innovate and refresh our GenAI-enabled consumer offerings, or if competing applications deliver comparable or superior quality at lower prices, we may experience slower user growth, lower subscription renewal rates, reduced average revenue per subscriber, and higher customer acquisition costs. Any of these developments could adversely affect our business, financial condition and results of operations.
If we fail to access and integrate leading Generative AI models on a timely basis, we may lose our competitive edge.
Our ability to attract and retain both consumer and brand customers increasingly depends on how quickly we can incorporate state-of-the-art GenAI models and capabilities into our products. In some cases, we rely on third-party AI providers for early or priority access to new models and features. These providers may choose to offer earlier or more favorable access to other customers, including our competitors, or may impose usage restrictions, pricing tiers or technical requirements that limit how we can integrate their models into our offerings.
Even when we obtain access to leading models, rapid integration requires significant engineering, product and compliance resources. As GenAI systems have become more complex and multi-modal, the effort required to adapt them to our specific beauty and fashion use cases, integrate them into mobile and web experiences, and ensure that outputs are safe and compliant has increased. Delays in integration, quality issues, or misalignment between model capabilities and user expectations could diminish the perceived competitiveness of our offerings.
In a fast-moving AI market, even a short delay in delivering sought-after features can result in lost marketing opportunities, lower app store rankings, slower subscriber growth and brand customers choosing alternative vendors. If we are unable to consistently access, adopt and deploy key GenAI technologies at or near the pace of the market, our competitive position, growth prospects and financial results may be adversely affected.
The increasing use of autonomous or “agentic” AI systems to make or recommend purchasing decisions could reduce differentiation among competitors and fundamentally change how we market our products.
New AI agents prioritize factors such as price, default integrations with certain platforms, or opaque algorithmic scoring over the visual quality, user experience or brand alignment that we emphasize, differentiation among providers may be reduced. Our ability to influence end-user choice through traditional marketing, user interface design or brand positioning could become less effective if the key “customer” becomes an AI agent rather than the human user.
We may need to adapt our business and go-to-market model to focus more heavily on being selected as a preferred provider or default integration point for major AI agents and platforms, including by offering APIs, toolkits or commercial terms tailored to such agents. There is no assurance that we will succeed in securing or maintaining such preferred positions. If we are not favorably ranked or selected by widely adopted AI agents, traffic to our apps and web services, usage of our offerings and our revenues could be adversely affected.
Changes in search engine features, including AI-generated overviews, may significantly reduce organic traffic to our properties.
We rely in part on search engines to drive traffic to our websites and to app stores where our mobile applications are distributed. Search engines are increasingly incorporating AI-generated summaries or “overviews” that provide users with direct answers to their queries, often without requiring them to click through to individual websites. If search engines choose to highlight AI-generated responses, paid advertisements or other content ahead of, or instead of, links to our sites or to content about our products, the number of users who visit our properties through organic search may decline.
We have limited influence over the algorithms and ranking methodologies that search engines use. Changes in these algorithms, or in how AI-generated summaries reference or fail to reference our content, could result in lower visibility for our websites and product pages. As a result, we may experience a reduction in new user acquisition, lower subscription conversions, and decreased engagement from users who previously discovered us through organic search.
To offset any decline in organic traffic, we may need to increase spending on paid search, social media marketing, or other acquisition channels. There is no guarantee that these efforts would fully compensate for lost organic reach or that the unit economics of paid channels would remain attractive. A sustained reduction in organic traffic, or a significant increase in customer acquisition cost, could adversely affect our business, financial condition and results of operations.
Our current operations are international in scope, and we plan to further expand globally. If we fail to address the challenges presented by our growing global presence, our business may be materially and adversely affected.
Our business operations are international in scope, with approximately 49.6% of our revenue coming from the Americas, 29.3% from Europe, 17.4% from Asia-Pacific, and 3.7% coming from other remaining countries and/or regions in 2025. We intend to continue to expand our operations internationally, and develop strategies to address new international markets. However, global expansion has required and will continue to require considerable management attention as well as financial and other resources. We expect to face particular challenges in global expansion and operations including:
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

For our B2B business, given that a small number of business partners contribute to a significant portion of our revenues, our business and results of operations could be materially and adversely affected if we were to lose a significant business partner or a significant portion of our business.
Currently, a limited number of business partners contribute a significant portion of our revenues. Our B2B business partners primarily comprise top global beauty brands. In 2023, 2024 and 2025, our five largest business partners in aggregate contributed approximately 20.5%, 15.1% and 11.9% of our revenues, respectively. Although the revenue concentration from those largest business partners has been diversifying over the past few years, we expect that a limited number of our business partners will continue to contribute a notable portion of our revenues in the near future. If we lose any of these business partners, or if revenues generated from a significant business partner are substantially reduced due to, for example, increased competition, in-house development, a material change in the business partner’s operations, breach of contract or policy, any deterioration in our relationship with business partners, our business, financial condition and results of operations may be materially and adversely affected.
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
We believe that our company brands, including the brands of our mobile apps such as YouCam, have significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands is critical to expanding our base of mobile app or web service users, business partners and retailers. Many of the new users of our mobile apps or web services are referred by existing users. Maintaining and enhancing our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products and technologies, which may not always be successful or timely. We may introduce new products or terms of service or policies that users do not like, which may negatively affect our brands. Additionally, the actions of our developers or advertisers may affect our brands if consumers do not have a positive experience interacting with third parties, including advertisers and platform distributors, through our products and services. We will also continue to experience media, legislative or regulatory scrutiny of our actions or decisions regarding consumer privacy, data use, encryption, content, advertising, competition, security and other issues. Our brands may also be negatively affected by attacks from our competitors, by negative publicity about the actions of consumers that are deemed to be hostile, illegal or inappropriate to other consumers, by third-party content providers acting inappropriately, by any regulatory developments designed to address such risks, or due to legal proceedings or investigations. Maintaining and enhancing our brands may require us to make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand awareness or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

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
Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services may result in reputational and financial liabilities, and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities into many of our products and services. We have employed GenAI technology in our YouCam suite of mobile apps, empowering users to generate hundreds of personalized digital avatars and AI-edited and -enhanced images. In 2025, we advanced our Generative AI roadmap by expanding our B2C mobile apps with next-generation AI-powered creative tools for photo and video creation, while adopting multimodal AI solutions that integrate text, image, audio and video capabilities and incorporating leading third-party AI models to enable more intuitive, end-to-end creative workflows.
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
Reliance on third-party Generative AI models and cloud infrastructure could increase our costs and erode the gross margins of our AI-driven products.
Many of our GenAI-enabled features, including image and video generation, AI editing and conversational beauty advisory functions, depend on third-party AI models, APIs and cloud infrastructure. As the adoption and usage intensity of our GenAI-driven offerings increase, the variable costs associated with model licensing, API calls, high-performance computing, data storage and network bandwidth may represent a growing portion of our cost of revenue.
Providers of GenAI models and cloud services generally have discretion to change their pricing, volume-based discounts, service tiers, usage limits and other commercial terms, and may introduce new fees, for example, for priority access, premium features or compliance-related functionality. In addition, changes in regulatory requirements or industry standards, such as data localization or model audit obligations, may require us to use more expensive infrastructure or services, or to duplicate environments across multiple jurisdictions.
Our current strategy in some cases is to license third-party models in order to accelerate time-to-market for new GenAI features, and then, once a feature is proven and scaled, to develop and deploy internal models that can reduce our unit costs. There is no assurance that we will be able to develop internal models that provide comparable quality, safety and performance, or that we will be able to complete such transitions on the timelines and at the cost levels we anticipate. If we experience higher-than-expected third-party GenAI and cloud costs, or delays in migrating workloads to more cost-effective solutions, and we are unable to offset these costs through pricing, increased usage or efficiency gains, the gross margins of our relevant products and our overall profitability could be adversely affected.
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
Security breaches, improper access to or disclosure of our data or consumer data, other hacking and phishing attacks on our systems, or other cyberattacks may cause our solutions to be perceived as not being secure, which could harm our reputation and adversely affect our business.
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
Privacy-driven changes by platform providers that reduce advertising and attribution signals may impair our ability and our brand customers’ ability to measure return on investment.
Our business, particularly our B2B solutions for brands and retailers, depends in part on the ability to measure user engagement and conversion attributable to specific campaigns, virtual try-on experiences and other digital touchpoints. Platform providers such as Apple and Google have introduced, and are expected to continue to introduce, technical and policy changes—such as app tracking transparency frameworks, restrictions on third-party cookies and device identifiers, “Privacy Sandbox” initiatives and privacy manifests for software development kits—that limit the collection and sharing of user-level data across apps and websites.

These changes can lead to “signal loss” and attribution challenges, reducing the accuracy and granularity of performance metrics. As a result, it may become more difficult for our brand customers to determine which experiences drive product discovery, engagement and sales. If brands perceive that they cannot reliably measure the return on investment of our solutions, they may reduce or reallocate marketing budgets, negotiate lower pricing, or decide not to renew or expand their contracts with us.
We may need to invest significantly in alternative, privacy-preserving measurement approaches, such as modeled attribution, aggregated reporting or experimentation frameworks, which may be complex to implement and may still be less precise than prior methods. In addition, discrepancies between our measurement methodologies and those of our customers or third-party analytics providers could lead to disputes regarding performance or fees. Any of these factors could adversely affect our reputation, customer relationships and financial results.
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
The success of our broad range of AI- and AR- powered business and consumer solutions is reliant on technology. We currently primarily offer seven mobile apps, one-web based editor and 47 SaaS technology solutions, . Our ability to attract and retain consumers largely depends on our ability to maintain and scale our technical infrastructure. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our consumers’ needs, our business, financial condition and results of operations may be harmed.
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
The successful operation of our business also depends upon the performance and reliability of the Internet infrastructure globally and the safety of our network and infrastructure. If our AWS, Alibaba Cloud or Google Cloud server code comes across some serious bugs that disrupt the service, many of our online services to clients will be affected. The Service-Level Agreement we have signed with most of our clients requires up to 99.5% service availability. Failure to meet that requirement will result in penalty, i.e., extra credits or refunds, as provided by the agreements. Furthermore, even if our Internet infrastructure is free of bugs, we may encounter unexpected issues solely due to administrative oversight.
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
In addition, we use open source software in our solutions, including various open source libraries in our product development, as well as many development tools or libraries from Apple and Google. We expect to incorporate open source software into other offerings or products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our software products, we may be required to re-engineer our products, discontinue the sale of our solutions or take other remedial actions. From time to time, there have also been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products.
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
Generative AI outputs used in our products may infringe third-party intellectual property, publicity or other rights, exposing us to claims and liability.
Our products enable users and brand customers to create and manipulate images and videos, including by using GenAI to generate avatars, apply beauty and fashion styles, edit photos, and simulate different looks. These GenAI outputs may, intentionally or unintentionally, resemble or incorporate elements of third-party copyrighted works, trademarks, designs, characters, celebrities, influencers or other recognizable persons, or may be combined with brand assets such as logos, packaging and trade dress.
In some cases, we rely on third-party foundation models or services whose training data and methods are not fully transparent to us. To the extent such models were trained on copyrighted or otherwise protected materials without appropriate authorization, or if their outputs are found to be substantially similar to protected content, copyright owners, trademark holders, right-of-publicity claimants or other third parties may allege that our use of these models in our products, or our users’ and customers’ use of the outputs, infringes their rights. Even if we obtain contractual representations, warranties or indemnities from model providers, we may still be named as a defendant in such claims, may incur significant costs in investigating and defending them, and may have to rely on the creditworthiness and willingness of those providers to honor their obligations.
In the beauty and fashion context, brand partners may also assert claims if GenAI outputs misuse their brand elements, misrepresent products, or create content they consider harmful to their brand image. We may be required to implement additional content filters, moderation tools, rights-management processes or contractual restrictions on use cases, which could increase our costs and limit product functionality. If we are found to infringe third-party rights, we may be required to pay damages or royalties, modify or remove features or content, discontinue certain uses of GenAI, or seek alternative models or technologies on less favorable terms, any of which could adversely affect our business, reputation and financial performance.
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
We have incurred operating losses from 2022 to 2025, and have achieved consistent net income from 2023 through 2025 and our future revenue growth and profitability depend on a variety of factors, many of which are beyond our control. Additionally, there is no guarantee that we will be able to obtain additional capital in a timely manner, or on favorable or acceptable terms, or at all.
We recorded net losses of $161.7 million in 2022, and recorded net income of $5.4 million, $5.0 million and $4.6 million, respectively, in 2023, 2024 and 2025. Even though our revenues have grown over the years, from $53.5 million in 2023, $60.2 million in 2024 to $69.2 million in 2025, our revenue growth rate has slightly slowed in recent years and may continue to slow down in the future due to a variety of factors.
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
Due to the nature of our Company, we recognize revenue from recurring subscriptions to our products ratably over the subscription term. Consequently, a portion of the revenue we report in each period is derived from the recognition of deferred revenue relating to subscriptions and contracts entered into during previous quarters. As a result, if a possible decline in new or renewed subscriptions in any single reporting period may have a small impact on the revenue that we recognize for such quarter. However, such a decline will negatively affect our revenue in future quarters. As such, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers or existing customers that increase their use of our products or upgrade to higher-priced products or product tiers must be recognized over the applicable subscription term. Finally, because a significant portion of our costs are expensed as incurred while revenue is recognized over the subscription term, an increase in new mobile app and web service subscribers and brand customers has historically resulted, and may continue to result, in higher upfront costs and lower recognized revenue in the early stages of new subscriptions.
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
•our ability to renew our subscriptions with, and expand sales of our solutions to, our existing brand in our portfolio;
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
Changes in market interest rates, particularly decreases in benchmark rates, could materially reduce our interest income and adversely affect our results of operations.
We hold significant cash, cash equivalents and short-term investments, and we may from time to time hold other interest-bearing financial assets. The interest income we earn on these balances is affected by market interest rates, including benchmark rates such as the federal funds rate. In recent periods, higher interest rates have contributed meaningfully to our interest income and, consequently, to our overall results of operations.
If market interest rates decline from recent levels, we would expect the yields on our cash, cash equivalents and short-term investments to decrease as we reinvest maturing instruments at lower rates. A material reduction in interest income could adversely affect our net income and cash flows, particularly if it is not offset by growth in our operating business. Our ability to mitigate this risk by investing in longer-term or higher-yielding instruments is limited by our liquidity needs and our risk management policies.
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
Our costs are growing and may sometime increase faster than our revenue, which could harm our business or increase our losses.
As our business continues to grow, we expect our expenses to grow in the future. Historically, our costs have increased each year due to several factors, including growth of our brand portfolio and consumer base, an increase in the level of consumer engagement, development and implementation of new product features, enhancement of our technology infrastructure and hiring of additional personnel at a rapid pace to support potential future growth. We expect to continue to incur increasing costs due to these factors to expand our operation and remain competitive. In addition, we expect to continue to invest in our global infrastructure to expand our product offering to a more global consumer base, including in countries where we do not expect significant short-term monetization, if any. Our expenses may be greater than we anticipate, and our investments may outpace monetization efforts. Such increase in our costs without a corresponding growth in our revenue would increase our losses and could harm our business.

Fluctuations in exchange rates, particularly between the U.S. dollar and the New Taiwan dollar, could adversely affect our operating results and financial condition.
We report our consolidated financial results in U.S. dollars, and a substantial majority of our revenue is denominated in, or effectively linked to, the U.S. dollar. By contrast, a significant portion of our costs and expenses, including personnel and operating costs at our Taiwan headquarters and certain other functions, is denominated in New Taiwan dollars (“NTD”). For the year ended December 31, 2025, expenditures in NTD represented approximately 30% of our total costs and expenses. As a result, our operating results are particularly sensitive to fluctuations in the exchange rate between the U.S. dollar and the NTD.
Movements in the NTD/U.S. dollar exchange rate have been volatile in 2025 and may continue to be volatile in the future. An appreciation of the NTD against the U.S. dollar would increase the U.S.-dollar value of our NTD-denominated costs and expenses, which could reduce our gross margins and operating margins if we are unable to increase prices, improve productivity or otherwise offset the impact. Conversely, a depreciation of the NTD against the U.S. dollar would reduce the U.S.-dollar value of our NTD-denominated costs, but could be accompanied by local wage or cost inflation over time, and would not mitigate any adverse impact of foreign exchange movements on revenues or expenses denominated in other currencies.
We also have revenues, costs, assets and liabilities denominated in other currencies in the jurisdictions where we operate, including Euros and Japanese yen. Fluctuations in exchange rates between the U.S. dollar and these currencies can affect our reported revenues, expenses, assets, liabilities and cash flows, even if our underlying local-currency results remain unchanged. We do not currently engage in material currency hedging activities and, even if we were to implement hedging strategies in the future, such strategies may not fully offset our exposure to foreign exchange risk and could involve additional costs and risks of their own.
Risks Related to Laws and Regulations
Our business is subject to complex and evolving U.S. and international laws and regulations regarding privacy, data protection and AI. These laws and regulations are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, monetary penalties, increased cost of operations or declines in consumer growth or engagement, and could otherwise harm our business.
Regulatory authorities and governments around the world have implemented, and are considering further legislative and regulatory proposals regarding, privacy, data protection, cybersecurity and artificial intelligence (including Generative AI). New laws and regulations governing these areas, or those imposing more stringent requirements, may be introduced in various jurisdictions, including the United States, the European Union (the “EU”), the United Kingdom, the PRC and other markets in which we conduct business or may expand. In addition, the interpretation and application of privacy, data protection and AI-related laws in such jurisdictions are often uncertain, complicated and subject to change, including differentiated requirements for different groups of people, different types of data or different AI use cases. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of the data collected and generated by us during operation, force us to change our data and other business practices, constrain the design and deployment of our AI systems and cause us to incur significant compliance costs.
In the United States, there are various federal and state laws and regulations concerning privacy, data protection and the use of AI. Certain U.S. state privacy laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Federal and state regulators, including the Federal Trade Commission (the “FTC”) and state attorneys general, have engaged in enforcement actions focused on biometric information and AI-enabled technologies. For example, the Biometric Information Privacy Act in Illinois (“BIPA”), the Capture or Use of Biometric Identifier Act in Texas (“CUBI”) and the My Health My Data Act in Washington (“MHMD”) restrict the collection and use of biometric identifiers and biometric information. Several class action lawsuits have been brought under BIPA’s private right of action, and BIPA has generally been broadly interpreted by the courts. Certain of our customers and we have been named parties in lawsuits that allege violations of BIPA through deploying our products and technology, including virtual try-on solutions that may be perceived as subject to these laws and regulations. In parallel, a growing number of U.S. states and local jurisdictions have adopted or are considering AI- and automated decision-making specific laws that may require impact or risk assessments, notices, opt-outs, documentation and safeguards for certain AI systems. Some state laws and legislative proposals specifically target AI-powered conversational tools, particularly when used by or made available to minors. For example, California has enacted legislation governing so-called “companion chatbots” that imposes obligations such as clearly disclosing that the user is interacting with an AI system, implementing protocols for responding to self-harm and suicide-related content, limiting certain sexual content for minors, providing periodic notices and usage breaks for minor users and, in some cases, creating private rights of action and reporting obligations. At the federal level, proposed legislation such as the Guidelines for User Age-verification and Responsible Dialogue Act of 2025 (the “GUARD Act”), introduced in the U.S. Senate, would, if enacted, require covered AI chatbot providers to implement robust age-verification measures, prohibit offering certain AI companions to minors, mandate clear disclosure that users are interacting with AI rather than humans and create new criminal offenses and potential civil liability for companies whose AI companions made available to minors solicit or produce sexual content or other harmful material. Although such federal legislation remains pending and may be revised or may not be enacted, similar proposals may be reintroduced or adopted at the federal or state level. If we introduce or expand AI-driven conversational or advisory features that could be characterized as AI companions or companion chatbots, these and similar laws and regulations could require us to implement additional product and safety controls, age-verification and parental-consent flows, monitoring and reporting processes and other safeguards, which could increase our costs, affect user experience and expose us to additional liability risk. The aforementioned lawsuits, any future similar legal proceedings, any future federal or state privacy or AI legislation and any government enforcement actions we may become subject to under applicable privacy, data protection or AI-related laws may cause us significant losses in addition to legal and settlement costs, and could require us to change our products, data practices and business operations, any of which could adversely affect our business, results of operations and financial condition.
Many jurisdictions have established comprehensive data privacy and cybersecurity legal frameworks with which we may need to comply. For example, the EU has adopted the General Data Protection Regulation (the “GDPR”), which requires covered businesses to comply with rules regarding the processing of personal data, including its use, protection and the ability of persons whose personal data is processed to access, correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover from the preceding financial year or EUR 20 million (whichever is greater). Additionally, the U.K. General Data Protection Regulation (the “U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law) went into effect following the withdrawal of the United Kingdom from the EU. While the GDPR and the U.K. GDPR are substantially the same, there is an increasing risk of divergence in application, interpretation and enforcement of the data privacy and cybersecurity laws and regulations as between the EU and the United Kingdom, which may result in greater operational burdens, costs and compliance risks. Additionally, the GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the United Kingdom to third countries, and the mechanisms to comply with such obligations are in flux and may lead to greater operational burdens, costs and compliance risks.
Laws and regulations governing AI, including Generative AI, are also rapidly developing. Many jurisdictions are establishing, or considering the establishment of, AI-specific legal frameworks with which we may need to comply. For example, the EU has adopted the Artificial Intelligence Act (the “EU AI Act”), a comprehensive legal framework that seeks to regulate the design, development, importation, marketing and use of AI in the EU using a risk-based approach. AI systems deemed an unacceptable risk, such as certain AI systems that facilitate prohibited biometric categorization or social scoring, may be banned from being sold or deployed in the EU altogether, while AI systems deemed high risk may be subject to stringent regulatory obligations, such as the performance of conformity assessments and ongoing monitoring to demonstrate that the systems comply with mandated requirements. On the lower end of the risk spectrum, AI systems deemed a specific transparency risk may be subject to transparency-related requirements, such as the provision of applicable notices, and AI systems deemed a low or minimal risk may be subject to no additional legal obligations. The obligations of the EU AI Act apply to actors across the AI value chain, such as providers, importers, distributors and deployers, and providers of certain general purpose AI models with systemic risks may be subject to additional requirements. The precise classification of our AI-enabled solutions—including our virtual try-on, skin analysis and Generative AI offerings—under the EU AI Act remains uncertain and may evolve as implementing acts and guidance are issued and as regulators and courts interpret the law. If any of our solutions are deemed to be high-risk AI systems or are otherwise subject to heightened obligations, we may be required to implement additional data governance, risk-management, human oversight, documentation, testing, transparency and post-market monitoring measures, and in some cases to undergo conformity assessments, register systems in relevant databases or affix CE markings. Complying with these requirements may require substantial investments of time and resources, changes to product design and development processes and the involvement of third-party assessors or notified bodies. Failure to comply with provisions of the EU AI Act can result in administrative fines of up to €35 million or 7% of annual worldwide turnover from the preceding financial year, whichever is higher, and could also lead to orders to suspend or withdraw affected AI systems from the market, contractual disputes with customers and reputational harm. Similar AI-specific regulatory initiatives are emerging or may emerge in other jurisdictions, and any such frameworks could impose additional and potentially inconsistent obligations on our global operations.
The collection, processing and use of personal data in Taiwan is primarily subject to the Personal Data Protection Act (the “PDPA”) and the enforcement rules of the PDPA as well as other applicable rulings or regulations issued by the relevant competent authorities, in particular the sectoral rules on the security maintenance plans stipulated by regulators of different industries. The PDPA applies in principle to all data collection and processing activities taking place in Taiwan without regard to whether the data subjects are Taiwanese nationals or not. Pursuant to the PDPA, violating the PDPA with an intent to make unlawful profit for oneself or a third party or with an intent to damage the interest of another may lead to criminal penalties. In addition, an administrative fine may be imposed for failure to comply with the requirements under the PDPA, such as collecting or processing personal data without a statutory ground, using personal data outside of the scope of the specified purpose under which the personal data was collected, or failing to comply with restrictions on the cross-border transfer of personal data. For any failure to comply with notification requirements, marketing restrictions, information security requirements or obligations to respond to data subjects’ requests, the authority may order that correction be made by a certain deadline and impose an administrative fine if correction is not made within such deadline. Such administrative fines may range from NTD20,000 to NTD200,000 for each occurrence of a violation, with increased fines ranging from NTD150,000 to NTD15,000,000 available for certain violations of the PDPA.
The PRC regulatory and enforcement regime with regard to privacy, data security and AI is also evolving. Over the last decade, the PRC has placed great emphasis on cybersecurity administration, which is considered an essential part of national security. Various laws, regulations, measures and standards form the cybersecurity and data protection legislative framework in the PRC. Governmental authorities, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, are focusing on the enforcement of data privacy and protection laws and regulations with varying and evolving standards and interpretations. Violations of data protection laws may lead to administrative penalties, including warnings, orders for rectification, suspension or termination of related businesses issued by competent authorities, revocation of business permits or licenses, or monetary fines; civil liabilities including compensation for infringement upon legitimate rights and interests of individuals and public interest litigation by the People’s Procuratorate depending on the severity and impact of the case; and even criminal liabilities in more severe cases.
The regulatory and legal framework on AI and Generative AI services in mainland China is evolving rapidly. In recent years, PRC government authorities have released a series of laws and regulations related to AI and Generative AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures for the Administration of Generative Artificial Intelligence Services. For certain AI services that we offer in mainland China, we are required to complete algorithm filing or registration procedures with relevant authorities and to comply with applicable requirements regarding content management, data security, transparency and user rights. While we have completed algorithm filing in July 2025, our ability to maintain and update such filing, and to respond to any future reviews, rectification orders or additional conditions, is subject to significant regulatory discretion and may require us to modify product features, data practices or technical architectures. These laws and regulations related to AI and Generative AI services are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations, issue new standards or guidance or adjust enforcement priorities. Therefore, we may need to comply with additional or more stringent requirements in the field of AI and Generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations, and our business operations and development in mainland China may be affected as a result.
As we further grow our business and expand into other markets, we will be subject to additional laws and regulations in other jurisdictions where we operate and where our brand partners and users are located. The laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those we encounter in our current markets. In addition, such laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs, including those associated with adapting our solutions, modifying our AI systems and entering into new contractual arrangements with customers and partners. Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy, data protection, cybersecurity or AI-related laws, rules and regulations could result in reputational damage or proceedings or actions against us by governmental entities, consumers, business partners or other parties. Such proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data, AI and other business practices, increase our costs and severely disrupt our business or hinder our global expansion.
New and proposed laws protecting voice and likeness and addressing deceptive synthetic media may create additional liability and licensing obligations for our AI and AR offerings.
Our products transform images and, in some cases, video of users’ faces and bodies, and we are developing or may in the future offer features that generate or manipulate avatars, personas and other synthetic content. Legislators and regulators in the United States and other jurisdictions are increasingly focused on protecting individuals from unauthorized uses of their name, image, voice and likeness in AI-generated or manipulated content, as well as on preventing the misuse of “deepfakes” and other deceptive synthetic media.
Proposed federal legislation, such as so-called “NO FAKES”-type laws, and enacted or proposed state laws may create new statutory rights and remedies for individuals whose likeness or voice is used without consent in synthetic content, including statutory damages, private rights of action and enforcement by regulators. These developments could require us to implement additional consent mechanisms, disclosures, content labeling, safety filters and complaint-handling procedures, and may limit certain use cases or functionalities of our products.
If our products are alleged to have facilitated unauthorized or harmful uses of an individual’s voice or likeness, for example, where users generate images depicting real people, celebrities or influencers without permission, we may face claims under these laws, in addition to existing claims under intellectual property, privacy, consumer protection or unfair competition laws. Even if we prevail, responding to such claims could be costly and time-consuming and could require changes to our products, contractual arrangements and business practices.
If our AI skin analysis and related solutions are characterized as medical devices or software as a medical device, we could face heightened regulatory requirements that may limit features, delay launches and increase costs.
We offer AI-based skin analysis and related solutions that may be used by consumers, beauty professionals and, in some cases, med-spa operators, skincare clinics and aesthetic practices to assess skin conditions and track changes over time. Regulatory authorities in the European Union, the United States and other jurisdictions are increasingly scrutinizing software used for diagnosis, prevention, monitoring, prediction or treatment of diseases or other medical conditions, and may classify certain software as medical devices or software as a medical device (“SaMD”).
Under the European Union Medical Devices Regulation (EU) 2017/745 (“MDR”) and comparable frameworks, if any of our skin analysis or related solutions are deemed to have a medical purpose, they could be subject to requirements such as classification, conformity assessment, clinical evaluation, post-market surveillance, quality management systems and CE marking. In the United States, the U.S. Food and Drug Administration (“FDA”) regulates certain software functions as medical devices, and updated guidance may expand or clarify the scope of software and AI-enabled tools that require clearance, authorization or other regulatory oversight.
Even if we design and market our solutions for cosmetic, wellness or educational purposes, regulators may take the view that specific claims, features or usage patterns bring them within the scope of medical device regulation. In addition, our customers may use our solutions in ways that regulators consider to be medical in nature. If our products are determined to be medical devices or SaMD, we may be required to limit certain features, modify claims, conduct additional testing or clinical validation, obtain regulatory approvals, or delay new product launches. Failure to comply with applicable medical device requirements could result in warnings, fines, product recalls, orders to stop marketing or distributing affected solutions, and reputational damage, any of which could adversely affect our business and growth plans in the skin analysis segment.
Failure to comply with digital accessibility requirements under applicable laws and related standards could result in litigation, enforcement actions and remediation costs.
Our consumer-facing websites and mobile applications, as well as the virtual try-on and other experiences we provide to brand and retail customers for embedding in their own channels, must be accessible to users with disabilities in many jurisdictions. In the United States, plaintiffs and regulators have increasingly asserted that websites and mobile apps are subject to accessibility requirements under the Americans with Disabilities Act (“ADA”) and analogous state laws, often by reference to technical standards such as the Web Content Accessibility Guidelines (“WCAG”). In the European

Union, the European Accessibility Act (“EAA”) and related national implementing legislation, together with standards such as EN 301 549, create accessibility obligations for certain digital services and products.
Although we have published an accessibility statement and have taken steps to improve the accessibility of our offerings, including monitoring and remediation efforts, there can be no assurance that our websites, apps or embedded experiences will be deemed fully compliant with all applicable standards or legal requirements at all times, particularly as these standards evolve and as we introduce new features and user interfaces. Accessibility requirements may also differ across jurisdictions and may be interpreted inconsistently by courts and regulators.
If our products or services are found to be inaccessible, or if we are the subject of claims or regulatory actions alleging non-compliance with accessibility laws, we may be required to invest in additional remediation measures, redesign certain features, or modify our development processes. We could also face monetary damages, civil penalties, settlement costs and reputational harm. Moreover, our brand and retail customers may require contractual commitments regarding accessibility, and any failure to meet such commitments could lead to disputes, indemnity claims or loss of business.
If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our Class A Ordinary Shares.
We believe that we are not an “investment company”, and we do not intend to become registered as an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of offering certain consumer mobile apps to end users and providing online cloud-based SaaS solutions to clients in the beauty and fashion industry. As of December 31, 2025, we believe that we do not hold any investment securities. We intend to continue to conduct our operations so that we will not be deemed an investment company.
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
Many of our customers deploy our solutions globally and we could be held liable in some jurisdictions in which we operate for content posted by our consumers, which could expose us to damages or other legal liability.
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

Risks Related to Doing Business in the Jurisdictions Where We Operate
Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect our daily operations.
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
As of the date of this annual report, Alice H. Chang, our founder and CEO, is able to exercise voting rights with respect to 66.6% of the voting power of our outstanding Ordinary Shares through her direct and indirect holding of 597,256 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares. Therefore, she is able to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any decisions related to merger, consolidation, or the sale of all or substantially all of our assets. Such control may be further concentrated given that (i) Alice H. Chang has been granted and could be further granted options under the Share Incentive Plan, and upon the vesting and exercise of these options under the Share Incentive Plan, she will be issued with Class B Ordinary Shares; and (ii) Alice H. Chang could be granted Awards (as defined below) under the Director Equity Incentive Plan, and upon the vesting of these Awards (as defined below), she will be issued with Class A Ordinary Shares. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan and — Director Equity Incentive Plan” for further details.
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

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of October 28, 2022, the date on which our Class A Ordinary Shares were offered in connection with the Business Combination, (b) in which we have total annual gross revenues of at least $1.235 billion, or (c) in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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
We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. As a public company in the United States, we have been required, pursuant to Section 404, to furnish a report by management, among other things, on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2023. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company”.

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2025, our management continued to identify material weakness related to lack of controls and documentation required under Section 404. In 2025, there continues to be an absence of controls and documentation pertaining to risk assessment, process narratives, and descriptions of key controls that we rely upon to establish and maintain an effective internal control over financial reporting. Therefore, our management has determined that this material weakness remains as of December 31, 2025. In 2025, our management prioritized the remediation of this material weakness by enhancing the design and documentation of internal controls, including risk assessment processes, process narratives, and descriptions of key controls. As part of these remediation efforts, our management conducted a comprehensive review of the Company’s internal control framework in accordance with the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”), including interviews with relevant departments. Risks and controls were identified across entity-level controls, information technology general controls, and significant business process cycles. Draft risk and control matrices, process narratives and flowcharts were developed to formalize the design and documentation of these controls. During this process, our management, together with its external consultants, determined that certain remediation activities require additional time and resources to complete, including controls that are currently being implemented or that require a sufficient period of operation before management can conclude on their operating effectiveness. The status of these remediation efforts is regularly reported to, and overseen by, the Audit Committee of our board of directors.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting in accordance with the COSO Criteria, as may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.
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

We believe that we were a “passive foreign investment company” for U.S. federal income tax purposes in fiscal year 2025.

We believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in fiscal year 2025 and we may be a PFIC in fiscal year 2026 and future years. However, the determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change. Assuming that we are a PFIC, U.S. holders of the Class A Ordinary Shares (and possibly U.S. holders of the Warrants) will be subject to special tax rules that could cause U.S. holders to be subject to adverse U.S. federal income tax consequences. See “Taxation—United States Federal Income Tax Considerations.” We do not intend to provide investors with any information to assist them in determining whether we are a PFIC. In addition, the information we are required to disclose by applicable securities laws may not be sufficient to determine whether we are a PFIC. We also do not intend to provide U.S. holders of the Class A Ordinary Shares with the information that is required to make an election to have us treated as a “qualified electing fund” for U.S. federal income tax purposes.

We may issue additional Class A Ordinary Shares upon the exercise of outstanding Warrants, which may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
Our Warrants are exercisable since November 27, 2022, and expiring at 5:00 p.m., New York City time, on October 28, 2027 or earlier upon redemption or liquidation. To the extent the Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in the dilution to our shareholders and increase the number of Class A Ordinary Shares eligible for resale in the public market. The sale of a substantial number of such shares in the public market or the potential exercise of the Warrants, could adversely affect the market price of Class A Ordinary Shares.
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
Redemption of the outstanding Warrants could force holders to (i) exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the Warrants at the then-current market price when the holder might otherwise wish to retain such warrants or (iii) accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of such warrants. Additionally, if a significant number of Warrant holders exercise their Warrants instead of accepting the nominal redemption price, the issuance of these shares would dilute other equity holders, which could reduce the market price of Class A Ordinary Shares. The trading price of the Class A Ordinary Share may also fluctuate due to general economic conditions and forecasts, our general business condition, and the release of our financial reports.
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
If we do not maintain a current and effective prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Perfect Public Warrants, at the time that holders wish to exercise such Perfect Public Warrants, they will only be able to exercise them on a “cashless basis”. As a result, the number of Class A Ordinary Shares that holders will receive upon exercise of the Perfect Public Warrants will be fewer than it would have been had such holders exercised their Warrants for cash. Under the terms of the Warrant Agreement, as amended by the Assignment, Assumption and Amendment Agreement, we will agree to use our commercially reasonable efforts to maintain a current and effective prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so.
General Risks
A severe or prolonged global economic downturn or unfavorable industry conditions could materially and adversely impact our business and operating results.
Given our international operations, we are highly sensitive to global economic trends. In 2025, persistent inflation, interest rate fluctuations, geopolitical instability, sustained military conflicts, and broader economic uncertainties have contributed to heightened volatility in international markets. A prolonged economic slowdown could weaken consumer spending power, reducing demand for our products and subscriptions to the premium features of our mobile apps. As a result, our revenue may be disproportionately affected by delayed or reduced AI- and AR-related technology spending by both brands and users.
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
Catastrophic events such as earthquakes, fire, floods, hail, windstorms, environmental accidents, power loss, communications failures, explosions, terrorist attacks or other similar events could cause system interruptions, delays in accessing our service and loss of critical data or could prevent us from providing our solutions to our customers.
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

Item 4.     Information on the Company
A.History and Development of the Company
Perfect Corp. was incorporated as a Cayman Islands exempted company on February 13, 2015, following a spin-off from CyberLink. We are a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. We run a hybrid business model of direct consumer business (B2C business) and enterprise business (B2B business). For B2C business, we offer seven mobile apps under the “YouCam” suite, along with one online editing service tool, YouCam Online Editor, featuring AI- and AR- technologies. For B2B business, we offer AI- and AR-powered solutions tailored for the beauty and fashion industry.
At the beginning, we primarily focused on the development of makeup virtual try-on solutions. From 2015 to 2017, we refined our technology based on market feedback and expanded our business into other beauty AI solutions, such as nail virtual try-on and skin diagnosis. Over the 2016 through 2017 period, we grew to a platform with over 300 million users of our mobile apps, which further provided feedback and guidance on consumer tastes and preferences. In 2017, we launched our SaaS business model to further monetize the AI technology and gain further support from large brands and retailers. With more beauty solutions such as AI hair color virtual try-on and skin diagnosis solutions being developed, our goal then moved to becoming a one-stop shop for AI- and AR-beauty, skincare, and fashion solutions. Since early 2019, we introduced beauty tech AI and formed numerous partnerships with e-commerce and social media leaders, including Alphabet (Google and YouTube), Alibaba (Taobao and Tmall) and Tencent (WeChat). Such partnerships have been critical to our growth as an omni-channel AI/AR service provider. From 2020, we started to monetize our family of YouCam mobile apps via subscriptions directly from our mobile beauty app users. In mid-2021, we expanded our path into the fashion tech area, which includes products such as virtual try-ons for jewelry, watches and eyewear and in 2025, we completed the acquisition of Wannaby, to further accelerate our business penetration into the fashion industry space with virtual try-on for shoes, bags, scarves and clothes. On October 28, 2022, we consummated the previously announced Business Combination with Provident. On October 31, 2022, our Class A Ordinary Shares and Warrants commenced trading on the NYSE under the symbols “PERF” and “PERF WS”, respectively.
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
In 2025, we continued to advance our Generative AI roadmap by expanding our B2C mobile app offerings with a new generation of AI-powered creative tools, particularly in photo and video creation. We adopted multimodal AI solutions that unify text, image, audio, and video understanding to deliver more comprehensive and intuitive user experiences. In parallel, we integrated a broader portfolio of third-party AI models into our platform, enabling us to provide end-to-end creative and editing workflows that address diverse user needs and deliver more complete solutions. We also broadened our distribution strategy by extending our AI capabilities through an API licensing model, empowering third-party developers to incorporate our technologies into applications across a wider range of verticals. This combined approach significantly expanded our total addressable market, strengthened our position within the global developer ecosystem, and enhanced the scalability and competitiveness of our Generative AI platform.
With technological innovation at the core of our strategy, we plan to continue expanding our product portfolio and reinforcing our leadership as a provider of AI- and AR-powered solutions for the global beauty and fashion industries.

For details of our principal capital expenditures for the previous three years ended December 31, 2025, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
Our Company
Founded in 2015, we are a leading AI technology company focused on delivering self-developed AI- and AR-powered solutions to make your virtual world beautiful. Through a hybrid business model spanning both B2C and B2B segments, we leverage our cutting-edge expertise to transform how users and brands interact with digital experiences.
Our B2C offerings revolve around advanced AI-driven technologies, delivering a seamless user experience for photo and video editing. We offer seven mobile apps under the “YouCam” suite, including YouCam Makeup, YouCam Perfect, YouCam AI Pro, YouCam Enhance, YouCam Video, YouCam Nails and YouCam AI Chat, along with one web-based editing tool, YouCam Online Editor. Harnessing AI- and AR- technologies, our products provide real-time virtual try-ons, beauty camera or portrait retouching, photo or video enhancement, as well as state-of-the-art Generative AI capabilities such as text-to-photo, photo-to-photo, photo-to-video, and smart AI editing agent. These innovative features empower users to transform selfies and text prompts into striking personal contents.

Our B2C business demonstrated strong momentum in revenue growth, increasing from $27.7 million in 2023 to $47.0 million in 2025, representing a robust CAGR of 30.2%. As of December 31, 2025, our mobile apps had surpassed 1.1 billion cumulative downloads worldwide, underscoring our extensive market footprint and broad subscriber base. While the number of active subscribers declined modestly year over year to 908,239 as of December 31, 2025 from 1,000,612 as of December 31, 2024, this resulted from our deliberate strategic shift toward cultivating a more concentrated, higher-quality subscriber base through the introduction of higher-value Generative AI features and premium creative tools, which drove a meaningful increase in average selling price and supported our sustained revenue growth. Beyond monetization, our B2C platform serves as an innovation engine, enabling rapid validation and maturation of advanced AI and AR capabilities that are subsequently commercialized across our B2B offerings.
Capitalizing on our success in B2C business, we deliver hyper-realistic AI-driven virtual try-on solutions for enterprise clients, transforming both online and in-store shopping experiences from product discovery to personalized recommendations. Our subscription-based modules empower beauty, skincare clinics, med spas, jewelers, watchmakers, and fashion retailers to integrate virtual try-on technology across their mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. Our current offerings cover makeup, nail art, hairstyling, eyewear, watch, jewelry try-ons, advanced skin diagnostics and simulation, and foundation shade matching, all powered by a robust AI recommendation engine for ultra-personalized results. As of December 31, 2025, we covered 90% of the top 20 global beauty groups and had a cumulative brand portfolio of 859 brands, offering over 982 thousand digital SKUs and enabling more than 10 billion virtual product try-ons annually. Within this B2B customer base, 135 Key Customers accounted for approximately 27.6% of our revenue in 2025.

As of now, we have established a broad global presence, with our solutions deployed across 95 countries and regions. The following table sets forth a geographic breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2023		2024		2025
	(million)	% of Total	(million)	% of Total	(million)	% of Total
Americas	$29.9	55.9	$31.8	52.8	$34.3	49.6
Europe	13.8	25.8	16.6	27.6	20.3	29.3
Asia-Pacific(1)	8.6	16.0	10.1	16.8	12.0	17.4
Others	1.2	2.3	1.7	2.8	2.6	3.7
Total	$53.5	100	$60.2	100	$69.2	100

——————
(1)For the years ended December 31, 2023, 2024 and 2025, revenue generated from the PRC accounted for less than 3% of our total revenue in each respective period. For a discussion of risks related to our operations in the PRC, see “Risk Factors — Risks Related to Doing Business in the PRC.”
Our Strengths
We believe we have the following competitive strengths that have been instrumental to our leading position as a leading AI company and will continue to fuel our success in the fast-growing AI- and AR-market and beyond, for both B2C and B2B businesses.
•Comprehensive Full Range of Photo and Video Consumer Apps
We position our strength in offering a comprehensive suite of mobile apps that span the entire spectrum of photo and video creation, editing, and enhancement. By combining user-friendly interfaces with advanced AI- and AR- capabilities, our mobile apps and web services serve both casual users and beauty enthusiasts, enabling everyone to transform their creative vision into high-quality outputs. From quick touch-ups and immersive beauty filters to sophisticated video enhancements and generative imaging, our solutions streamline the entire content production cycle within one cohesive ecosystem. This integrated approach not only simplifies the user journey but also enhances creative possibilities, setting us apart as a leading provider in the photo and video app market.
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
•Wide Distribution of Mobile Apps User Base
The user-friendly interfaces and premium features of our YouCam family apps and web services have attracted a solid base of free users and active subscribers. Building on years of expertise in multimedia technology and AI development, our product offerings have expanded from makeup virtual try-ons and photo editing to more creative features powered by Generative AI, as well as more advanced editing, beautification, and enhancement features for photos and videos. While our freemium model attracts a large community of beauty enthusiasts to try our apps and web services, our continuous efforts to introduce new premium features have converted many free users to paying subscribers for our YouCam apps and web-based editing services. In 2024, the Generative AI technologies and AI editing features for photos and videos, integrated into our offerings, have proven to play a pivotal role in converting our free users into paying subscribers. In 2025, we further accelerated our Generative AI roadmap by enriching our B2C mobile apps with advanced AI-driven photo and video creation tools, leveraging multimodal technologies that seamlessly integrate text, image, audio, and video understanding, and incorporating leading third-party AI models to deliver more intuitive, powerful, and end-to-end creative workflows.
•Beauty AI- and AR-SaaS Leadership
We are the leader in the nascent beauty AI- and AR-SaaS industry. As of December 31, 2025, we cover 90% (18 out of 20) of the top 20 beauty groups worldwide, and serve global beauty brands, including Estée Lauder, MAC, COTY and Shiseido, covering the broad spectrum of brands and products from luxury to mass markets.
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
We have a diverse customer base, with Key Customers accounting for approximately 27.6% of our 2025 revenue. Our brand customer retention rate has remained healthy and stable, demonstrating recurring demand and high loyalty for our platform. Brands are less likely to switch to other platforms as we provide products and services that are aligned with their value proposition.
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
We have developed proprietary AI- and AR-technologies with over 3,900 real-time facial 3D live meshes backed by visual computing, which has enabled us to offer much more true-to-life effects compared to our competitors. Our technology now supports over 89,969 skin tones and 25 makeup textures, covering facial attributes across all ethnicities and ages, and offering a fully inclusive virtual try-on experience, being the most comprehensive in the industry. As of December 31, 2025, we had 43 registered patents and 22 pending patent applications in the beauty tech domain.
In 2025, we continue to follow the previously established four pillars as our primary AI development strategies to serve our brand customers and mobile app users: (1) Beauty AI - a comprehensive suite of solutions focused on color cosmetics virtual applications providing beauty virtual try-ons with high fidelity in color and textures; (2) Skin AI - a complete line of over 15 skin concern diagnostics and simulations with high-definition capability, helping consumers to identify their skin needs; (3) Fashion AI - enabling watch and jewelry brands to offer hyper realistic 3D object virtual product try-on in real time; and (4) Generative AI - leveraging on the AI-diffusion technology to create new series of AI visual enhancement and creation toolkits, helping consumers improve their photos and videos.
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
As of December 31, 2025, our team of 180 technology staff, representing 51.0% of our employees, are dedicated to the constant improvement of our platform, development of new features, as well as creation of new apps. With our research and development center placed in Taiwan, we have a significant competitive advantage thanks to the easy access to cost-effective, highly motivated, top-tier tech talent. Our team has designed patented and patent-pending technologies such as AgileHand® AR and foundation shade matching, AI-powered wrist mapping, physically based rendering, and Generative AI applications to help consumer create and enhance their photos and videos in YouCam family apps and web-based editor.
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
•Deepen Penetration with Top 20 Beauty Groups
We have deep-rooted relationships with top beauty groups. As of December 31, 2025, we cover 90% of the top 20 beauty groups. We have over 982 thousand SKUs in our database, among which approximately 632 thousand SKUs are for the top 20 beauty groups. AI- and AR-adoption among beauty groups is still at an early stage, and we believe there is still a significant runway for us to further expand our reach within the groups, specifically through cross-selling to sister brands within each of the beauty groups, upselling more modules and functions to brands and enabling more SKUs in all categories, and expanding to more countries within each brand. We believe we are well-positioned to capture the significant opportunities ahead to expand our reach within these beauty groups.
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
Our Business
We are a leading AI technology company operating a hybrid business model spanning both B2C and B2B segments. Our B2C business has established a strong presence in the global mobile app and web services markets by empowering users’ virtual lifestyles through immersive, AI-driven experiences that enhance personal creativity and self-expression. In parallel, our B2B business has emerged as a global leader in delivering advanced AI- and AR-powered solutions to the beauty, fashion and skincare industries, enabling brands to engage consumers more effectively across digital and omnichannel environments.
For our B2C business, we operate a family of YouCam mobile apps and web-based editing services designed for photo and video beautification, enhancement, and editing, including but not limited to real-time AR makeup application, skin diagnosis, AI photo background removal, AI selfie, AI avatar, AI text-to-image and AI image-to-video. Drawing on the latest Generative AI technologies, our apps and web services offer users with real-time, true-to-life, and personalized experiences. The suite of YouCam apps and web services also provide premium features available through paid subscriptions, demonstrating how we monetize our mobile app and web services and generate revenue in addition to our B2B business.
Capitalizing on the premium features powered by our AI- and AR- technologies, our suite of YouCam mobile apps and web services have played a pivotal role in converting a community of free users into paying subscribers and built a solid base of active subscribers. Our active subscriber base demonstrated strong growth momentum, increasing from approximately 604,000 as of December 31, 2022 to 879,000 as of December 31, 2023, and surpassing one million as of December 31, 2024. While the number of active subscribers declined modestly year over year to 908,239 as of December 31, 2025, this reflected our deliberate strategic focus on cultivating a more concentrated, higher-quality subscriber base through the introduction of higher-value Generative AI features and premium creative tools, which drove a meaningful increase in average selling price and fueled our sustained revenue growth.
In addition to the standalone success of our B2C business, the suite of YouCam mobile apps and web services play a pivotal role in driving the Company’s global expansion. Their widespread appeal and the extensive adoption by active subscribers have established a fast-growing revenue stream that complements our B2B product offerings. By constantly innovating and adapting to emerging market trends, we are able to capture new consumer segments and strengthen our global market presence. By offering a user-friendly platform combining real-time AR capabilities with cutting-edge Generative AI technologies, our YouCam suite of mobile apps and web services address evolving consumer demands in a prompt manner, fueling a surge in global adoption and bolstering our B2C growth trajectory. This not only accelerates our overall growth trajectory but also reinforces our position as a market leader in delivering advanced AI-driven experiences for photo and video creation.
For our B2B business, we empower beauty, fashion, skincare clinics, med spa, jewelry, watch, fashion, aesthetic skin beauty brands and retailers by providing subscription-based tech modules that enable them to offer beauty, skincare and fashion product virtual try-on experiences to their end consumers across multiple channels and product groups. Our current solutions include virtual try-ons for makeup, shoes, bags, scarves, nail art, hairstyles, watches, eyewear, jewelry, advanced skin diagnostic and simulation, and foundation shade finder. Brands and retailers can deploy these solutions through various channels, including mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. All our solutions are paired with a powerful product recommendation engine that delivers precise and ultra-personalized options tailored to each unique consumer.
Our solutions are nested into a platform, enabling us to easily upsell and expand our offerings to existing brands, providing a swift path to market. As of December 31, 2025, we cover 90% (18 out of 20) of the top 20 global beauty groups. The number of cumulative brands within our brand portfolio increased from 645 brands as of December 31, 2023 to 732 to 859 brands as of December 31, 2025, respectively, at a CAGR of 15.4% from 2023 to 2025. Within our customer base, we had 135 Key Customers, which accounted for approximately 27.6% of our revenue in 2025. We also have a well-diversified portfolio. Aside of cooperating with top 20 beauty groups, we also engage with fashion brands, indie brands, emerging new brands and beauty retailers around the world. Our highly business model allows for flexibility to work with both small and medium-sized brands, as well as with the industry giants.

With our extensive range of SaaS solutions, we offer the set of key digital technologies that beauty and fashion brands need to achieve a successful digital transformation, as few companies in the market provides such a comprehensive suite of services. Our platform is highly difficult for competitors to replicate and creates a high entry barrier. As a result, we are able to secure multi-year, multi-country contracts with top beauty giants, as well as build a highly engaged consumer base for our platform. The growth of our B2B business is significantly driven by our ability to attract new brands, retain existing brands, and upsell to both new and existing brands in our brand portfolio. By employing the SaaS model, our revenue grows proportionally to the volume of the digital SKUs, regional reach, and type of devices and platforms used by our brand customers. We focus on cultivating synergistic and long-term relationships with our brand customers, helping them achieve sales growth, increase in consumer engagement and build up brand strengths.
•Value Proposition to Consumers
As self-expression and creativity became increasingly important, consumers expect to have more personalized and diverse experiences when using mobile apps. Our family of YouCam apps and web-based editing services are able to offer unique and superior digital experiences with the help of our advanced technologies, such as Generative AI technologies. The special features from our apps and web services can empower users to express themselves freely and creatively on social media or other platforms using high-quality and ultra-personalized photos or videos edited or generated by YouCam apps or web services.
A key feature of YouCam family apps and web-based editor that appeals to users lies in the advanced AI- and AR- technologies that can truly solve challenges users encounter in daily life. In addition, our technologies are not only superior, but are also improved and upgraded regularly by our diligent product teams. These offerings allow users to create, edit, and enhance photos and videos, as well as try on makeup and hairstyles virtually. Users can get AI skin analysis in real time. All the functionalities can be accessed easily through mobile devices and in a cost-efficient manner. We believe that as users are satisfied with the quality of our products, they will stick to our platforms and eventually our apps and web services will become an integral part of users’ daily lives.
Our YouCam family apps and web services, powered by AI-driven tools, are substantially lowering the barriers to content creation. Integrated with state-of-the-art Generative AI technologies, our YouCam apps and web-based editor enable users to produce sophisticated visual content, from stylized selfies and animated avatars to high quality photos and videos, without requiring advanced technical skills. This ease of use not only boosts creativity but also empowers people from all walks of life to express themselves authentically. As a result, the democratization of AI-driven content creation is transforming social media aesthetics, amplifying the voice of everyday creators and opening new avenues for personal expression.
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
We work with each brand to bring their shopping experience into the online space, deploying solutions such as virtual try-ons, skin diagnosis, and AI face analysis, paired with ultra-personalized product recommendations. Our solutions can also be deployed in physical stores, enhancing the in-person shopping experience with the latest tech. This allows brands to create the new, seamless, and cohesive shopping experiences that modern shoppers have grown to expect. As of December 31, 2025, 90% of the top 20 beauty groups have incorporated the AI- and AR-technologies from Perfect Corp. into their business.
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
•Value Proposition to Developers
Our comprehensive API business model offers developers a powerful toolkit to seamlessly integrate advanced AI technologies into their applications and platforms. By providing direct access to our proven AI skin diagnosis, AI imaging enhancement and AI content creation, developers can reduce development time and complexity, enabling faster time-to-market for new features and applications. In doing so, we empower developers to create immersive and engaging user experiences that cater to today’s ever-evolving consumer expectations.
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
•Our Products and Services for Consumers and Enterprises
We provide an AI- and AR-platform that provides true-to-life virtual try-ons across multiple platforms, including brand-owned websites, in-store kiosks, retailer websites, and official mobile applications, as well as major third-party platforms such as Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall), and Tencent (WeChat). Specifically, we provide the following products and services through (i) our iOS and Android mobile apps and cloud platform, or (ii) licensing our customers offline SDK or AI- and AR- offline mobile apps or solutions designed based on customers’ specifications, the revenue of which is recognized in “AI- and AR- cloud solutions and subscription” and “licensing” components of our revenue, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenue.” We anticipate that the revenue contribution from licensing services in (ii) will become increasingly insignificant as we continue to prioritize enhancing our market leadership in offering AI- and AR-based SaaS subscription solutions for brands and consumers.
YouCam suite of Mobile Apps and Web Services
The suite of YouCam apps and web services primarily consists of seven mobile apps and one web-based editor, as described below. We offer freemium model attracting free users to download and explore various freemium features on our mobile apps and web, while at the same time, we continuously introduce and upgrade premium features, enticing free users to purchase our subscription plan so as to unlock these premium features, generating a revenue stream to our B2C business.
YouCam Makeup: an award-winning virtual beauty app that offers a full suite of virtual makeover tools, including All-in-One AI beauty agent capable of real-time AR makeup applications, selfie retouch, hair color and style retouch, skin diagnosis, and live selfie backgrounds.

YouCam Perfect: a leading AI-powered photo-editing and beauty camera app. YouCam Perfect is an All-in-One AI Agent that creates a wide selection of stunning images, tune body shapes naturally and change image background seamlessly. It includes several popular photo-editing features, face retouch tools, filters, frames, animated effects, templates, stickers, and more. With an average rating of 4.8 on App Store and 4.4 on Google Play, YouCam Perfect is one of the most popular photo-editing apps on the market.
YouCam AI Pro: an advanced AI-powered app that generates AI images and videos from text to digital content in various styles. Transform users ideas into stunning visuals with the ultimate AI-powered tool for crafting high-quality images and videos. From text prompts to dynamic animations and generating endless creative possibilities with speed, precision, and ease.
YouCam Video: a top-tier selfie video editor that enables users to apply makeup and hair colors, retouch videos, personalize and glow up their videos with beauty filters for TikTok, YouTube, Instagram, Snapchat, etc., with just a few taps.
YouCam Enhance: a comprehensive image enhancement app that provides users with a broad range of AI-editing features, including Image-to-Video generator, AI video repair, AI video lighting, photo enhancement, object removal, background removal, background blur, background change, black-and-white photo colorization, AI avatar and AI image generator.
YouCam Nails: a unique app that brings users one step closer to the perfect manicure. With YouCam Nails, users can create hundreds of unique designs by applying polish, drawing patterns, and adding cute nail decals.
YouCam AI Chat: an All-in-One AI chat assistant that combines ease of use with powerful AI features, making it perfect for both beginners and advanced users. With preset roles, guided conversations, content creation, and AI-powered image generation, it helps you chat, create, and explore effortlessly.
YouCam Online Editor: a cloud-based photo and video creation/enhancement platform that offers a variety of AI-powered tools to enhance, create and transform images and videos.

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
Our ultra-realistic effects help color match to real products and provide true-to-life effects to match brands’ product characteristics. It provides realistic makeup textures, including metallic, pearly, shine effects, and many more. In 2024, we enhanced the realism of the makeup textures for newer categories such as eyeliner. Our solution covers a wide range of virtual makeup products, including, but not limited to, foundations, lipsticks, blushes, eyeliners, mascaras, and eyeshadows. In 2024, our lipstick rendering effects now support over eight types of lip pattern for even higher degree of personalization in beauty. In addition, we are able to combine multiple product try-ons to create instant makeovers of a complete look, allowing consumers to see the full effect of brands’ products instantly.
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
Beauty AI Agent
In 2025, we launched Perfect’s Beauty AI Agent represents the next evolution of intelligent, automated beauty assistance—designed to deliver personalized, real-time guidance across photo editing, virtual try-ons, and beauty enhancement workflows. Powered by our advanced multimodal AI stack, the Beauty AI Agent understands user intents, orchestrates complex editing tasks, and produces high-quality beautification outcomes with minimal user effort. It acts as a proactive, conversational assistant that helps consumers refine selfies, generate aesthetic visual content, and navigate beauty routines with unprecedented ease. By combining deep expertise in beauty and skincare analysis, cosmetic simulation, and Generative AI, the Beauty AI Agent provides a uniquely tailored experience that elevates both user satisfaction and engagement across our YouCam ecosystem.
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
AI Aesthetic and Skin and Body Simulator
Our advance AI-driven facial reshaping solution that enables aesthetics professionals to offer realistic, accurate previews of potential enhancements directly on each patient’s own face. It seamlessly integrates into both online and offline consultation channels, covering a wide range of procedures, including nose reshaping, eyelid adjustments, jaw refinement, lip fillers, cheek fillers, and eyebrow lifts. With full-spectrum customization, such as adjusting nose tip size, jaw shape, or the degree of a brow lift, it helps set clear expectations, reduce uncertainties, and boost confidence in final outcomes.
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

In 2025, we extended our innovation to the consumer social sphere with the launch of the AI Body Reshape feature. Designed specifically for photo editing and social sharing, this tool empowers users to intuitively retouch full-body portraits with professional-grade precision prior to posting. Users can subtly refine their silhouette, adjusting waistlines, lengthening legs, or enhancing body curves, while our advanced body-segmentation algorithms ensure the background remains undistorted. This feature brings studio-quality editing directly to mobile users, allowing them to curate their digital presence and share their best selves with confidence and ease.
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
In 2025, we further expanded our AI- and AR-Hair capabilities by introducing AI Hair Style Generation, enabling users to create entirely new hairstyles tailored to their preferences. Leveraging advanced Generative AI, consumers can experiment with haircuts, bangs, layered styles, updos, and texture variations in real time, while preserving realistic hair movement, volume, and shine. This feature allows users to visualize creative transformations before committing to a change, offering a fully immersive virtual salon experience.
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

AR-Shoes Virtual Try-On
Our Shoes Virtual Try-On solution delivers a highly realistic, true-to-scale footwear visualization experience that enables consumers to confidently evaluate styles, colors, and fit directly from their mobile devices or web browsers. Powered by advanced 3D object rendering, precise foot detection, and real-time AR tracking, the solution offers lifelike placement and movement responsiveness, ensuring that each shoe model appears naturally integrated with the user’s foot. By reducing uncertainty in online shoe shopping, the technology helps brands significantly lower return rates, boost conversion, and deepen customer engagement. This innovative virtual try-on capability serves as a powerful tool for footwear and fashion retailers aiming to enhance digital commerce performance with an immersive, interactive shopping experience.
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
3D Object Viewer
Our 3D Viewer product provides brands with a high-fidelity, interactive visualization solution that allows consumers to explore products from every angle with exceptional realism and precision. Built on advanced real-time rendering technology, the viewer supports full 360-degree rotation, dynamic lighting, and detailed zoom capabilities to showcase textures, materials, and craftsmanship with outstanding clarity. This immersive experience helps consumers better understand product attributes prior to purchase, improving confidence in online decision-making and reducing the need for physical sampling. Designed for seamless integration across mobile, web, and in-store digital touchpoints, our 3D

Viewer enhances product storytelling and elevates the overall digital shopping experience for brands in luxury, fashion, beauty, and adjacent industries.
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

AI Studio, AI Avatar, AI Headshot and AI Selfie

Built with our latest Generative AI technology and customized Stable Diffusion models, AI Studio enables users to reproduce fashion magazine photo shoots by simply inputting one single photo of themselves. AI Avatar offers a unique platform for users to upload their selfie images and create more than 71 styles of digital avatars for every occasion. These digital twins allow users to creatively express themselves and stand out on social media and online platforms. For each avatar style, users can enjoy a personalized and dynamic avatar creation journey, showcasing their unique identities in the virtual world. AI Headshot empowers users to transform their everyday photos into professional photos that can be presented in various postures.

By integrating Generative AI technology into development, AI Selfie transforms users’ photos into artworks, offering a wide selection of 91 distinct artistic styles ranging from Watercolor, Graffiti, Anime, Manga to Pop Art, and even styles inspired by Van Gogh. As Generative AI becomes an integral tool for photo editing and beautification, these features allow users to unlock new possibilities for creative expression and artistry, aligning with the evolving trend for more personalized and expressive digital content.

AI Text-to-Image
AI Text-to-Image feature is the highlight of the newly launched mobile app YouCam AI Pro. Capitalizing on the Generative AI technologies, it allows users to easily transform text descriptions into high-resolution digital images. This AI-based tool is capable of generating images in up to 100 artistic styles, including Van Gogh, Pop Art, Anime, Pixel Art, and Cartoon. Users can visualize their ideas without complex design skills. With the help of this feature, users are able to create visual masterpieces in just a moment, both for work and for entertainment.
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

AI Denoise for Video (Sample illustration of effect)
AI Photo/Video Enhance (Sample illustration of effect)
AI Video-to-Video
Perfect’s AI Video-to-Video feature enables users to transform existing video footage into entirely new visual styles and expressions using advanced generative transformation models. By combining motion-preserving AI technology with frame-by-frame aesthetic enhancement, the system retains the original video’s structure, pacing, and subject identity while re-rendering it with new artistic looks, makeup styles, lighting conditions, or creative themes. Users can seamlessly convert raw clips into polished, stylized, or beauty-enhanced videos—ideal for social content, storytelling, or commercial use—without requiring professional editing skills. This capability dramatically expands creative flexibility, allowing users to reimagine their videos with consistent, cinematic quality while maintaining natural motion and visual coherence across every frame.

AI Image Generator from Text and Image
Perfect’s AI Image Generator from Text and Image enables users to create high-quality, photorealistic or stylized visuals using advanced generative AI models. By combining text-to-image generation with image-guided transformation, the system can produce entirely new images from descriptive prompts or intelligently enhance and modify existing images while preserving key elements such as subject identity, pose, and composition. Leveraging diffusion-based models and semantic alignment technology, it accurately translates natural language instructions into coherent visual results, supporting applications such as virtual try-on, background replacement, style transfer, and beauty enhancement. This capability streamlines content production, reduces reliance on traditional photoshoots, and allows creators to generate scalable, campaign-ready visuals efficiently and consistently.
AI Video Generator from Text, Image and Video
Perfect’s AI Video Generator from Text, Image, and Video enables users to create dynamic, high-quality video content using advanced generative AI models. By integrating text-to-video synthesis with image- and video-guided generation, the system can produce entirely new video sequences from descriptive prompts, animate static images into lifelike motion, or transform existing footage with enhanced styles, visual effects, or thematic elements. The technology preserves subject identity, structural coherence, and natural movement across frames while accurately translating creative instructions into cinematic results. This capability empowers creators to efficiently generate engaging, production-ready videos for marketing, social media, and commercial applications without complex editing workflows or extensive production resources.
AI Clothes
Perfect’s AI Clothes leverages advanced Generative AI to virtually transfer clothing from any source image onto a user’s photo, creating realistic try-on results without the need for 3D modeling or physical fitting. By intelligently mapping fabric patterns, textures, and garment shapes to the user’s body while preserving pose, proportions, and lighting, the technology generates visually convincing results that allow consumers to experiment with outfits instantly. This capability empowers users to explore fashion choices, mix and match styles, and visualize clothing on themselves in a highly personalized way. For brands and retailers, AI Cloth enhances online engagement, drives purchase confidence, and reduces return rates by offering a scalable, AI-powered solution for interactive virtual try-on experiences.
AI Music Generator
In 2025, we introduced AI Music Generator is a next-generation creative engine designed to empower users to produce high-quality, royalty-free music tailored to their unique style and content needs. Leveraging advanced Generative AI models trained on diverse musical structures, instruments, and production techniques, the system intelligently composes melodies, harmonies, and rhythms that align with the user’s desired mood, genre, or aesthetic direction. Integrated directly into our consumer app ecosystem, the AI Music Generator enables effortless soundtrack creation for social posts, short-form videos, vlogs, and personalized media projects, removing the traditional barriers of music production. By combining intuitive controls with sophisticated audio-generation architecture, it delivers a seamless, on-demand music-creation experience that enhances creative expression and broadens our value proposition across the expanding landscape of user-generated content.

AI Video Expression
Perfect’s AI Video Expression introduces a powerful new capability that brings photos to life by animating facial expressions with natural, emotionally rich movement. Built on advanced facial motion modeling, AI-based animation engines, and high-fidelity expression-mapping algorithms, this technology can transform a static portrait into a dynamic video where the subject smiles, blinks, talks, or expresses a range of nuanced emotions—all while preserving identity, aesthetics, and photorealism. Users can effortlessly generate short animated clips, reaction videos, or expressive social content by selecting from a curated set of emotions or custom prompts. AI Video Expression elevates static imagery into engaging, shareable video experiences that deepen personalization and expand the creative possibilities across our YouCam ecosystem.
Photo Editing AI Agent
Perfect’s Photo Editing AI Agent is an intelligent, task-oriented assistant designed to streamline and elevate the entire photo enhancement workflow. Powered by a fusion of LLM reasoning, advanced computer vision, and AI-based generative editing, the agent can understand user intent, analyze image characteristics, and autonomously execute multi-step editing sequences with professional precision. Whether users want to retouch a selfie, adjust lighting, remove unwanted objects, apply beautification, change backgrounds, or create stylized visual effects, the AI Agent manages the process end-to-end, offering options, refinements, and context-aware recommendations. This agent-driven approach transforms complex photo editing into a natural, conversational experience—dramatically reducing effort while delivering consistent, high-quality results that align with each user’s personal aesthetic.

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
YouCam Online Editor API Services
Perfect’s YouCam Online Editor API provide brands, developers, and partners with direct access to our advanced AI capabilities through a flexible, scalable, and easy-to-integrate API platform. By exposing core functionalities such as AI Skincare, AI Hair-styles, AI-driven photo and video enhancement, generative image and video creation, the APIs allow third parties to embed cutting-edge visual intelligence into their own apps, websites, or e-commerce platforms. This approach empowers brands to offer immersive, personalized experiences to their consumers without the need for in-house AI development, reducing time-to-market and leveraging our proven technology stack.
Our API services are designed with both versatility and scalability in mind, supporting high-volume usage across multiple industries and geographies. Through modular endpoints and usage-based pricing, clients can select and pay for only the features they need, from beautification and makeup simulation to AI-driven hairstyle generation and video animation. By providing reliable, high-performance AI capabilities as a service, YouCam AI APIs enable partners to enhance consumer engagement, increase conversion rates, and deliver differentiated experiences while tapping into the latest Generative AI and AR advancements developed within our ecosystem.

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
Tencent: Since 2020, we have partnered with Tencent to integrate our virtual try-on and AI skincare solutions into WeChat Mini Programs. Brands leveraging our platform can seamlessly deploy their pre-configured SKU assortments and skincare analysis modules within their official WeChat Mini Programs, enabling consumers to access real-time AR try-on and personalized skin diagnostics directly inside the WeChat ecosystem. This native integration allows brands to activate interactive beauty experiences within social commerce, CRM engagement flows, and private domain traffic operations, creating a seamless path from product discovery and virtual testing to in-app consultation and purchase conversion.
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
Research and Development
The success of our broad range of AI- and AR-powered solutions is reliant on our technology. We invested significant time, resources and expense into research and development. Innovation is part of our core values, and we are continuously pushing the frontiers of technology to develop AI- and AR-technology and provide new beauty, skincare, fashion tech products integrated with Generative AI solutions. As of December 31, 2025, we primarily offered seven mobile apps, one web-based editing service and 47 AI/SaaS technology solutions. We have 221 AI- and AR-specialists who drive the development of our technology.
Our technology highlights include:
•Generating around 3,900 real-time facial 3D live meshes backed by visual computing;
•Supporting over 25 different makeup textures (e.g., matte and metallic);

•Supporting over 36 common skin concerns diagnosis;
•Recognizing nearly 90,000 skin tones;
•Employing over 10 million data sets to train AI deep-learning algorithms for the excellent performance across all ethnicities and skin tones; and
•Protecting our intellectual property with 43 patents and 22 pending patent applications as of December 31, 2025.
Our flagship technologies are:
Generative AI development capabilities: In 2025, we achieved a significant milestone in our Generative AI capabilities, further solidifying our leadership in the Generative AI landscape. Advancing beyond experimental development, we successfully operationalized next-generation AI architectures to deliver high-performance creative tools across our platforms. Our strategy to support multiple models framework represented a step-change in our visual synthesis capabilities. Through the adoption of this state-of-the-art architecture, we achieved meaningful gains in image fidelity and semantic understanding, with performance that materially exceeds prior-generation models such as SDXL and Flux. Concurrently, we introduced a suite of context-aware AI agents designed to automate and optimize complex creative workflows. By leveraging advanced large language and vision-language models, including GPT-5.x and Gemini 3.0, we deployed specialized Editing, Beauty, and Video Editing Agents with enhanced reasoning and contextual awareness, enabling sophisticated semantic-level creation and editing that was previously unattainable. Importantly, our agile engineering execution enabled the rapid conversion of these technological advances into tangible user and commercial value. Through an API-first integration strategy, we efficiently embedded large-model capabilities into our core product portfolio, ensuring timely and seamless access to the latest AI innovations across our ecosystem.
True-to-life AI- and AR-technology: Our patented AI- and AR-technology employs 3D renderings, skin tone analysis, texture matching, and light balancing to power realistic facial mappings for accurate makeup trials. These hyper-realistic technologies not only ensure lifelike makeup effects but can also be utilized for hair color try-ons, applying photo-realistic hair colors generated by AI to the entire head. Additionally, they enable true-to-life trials of 3D accessories, including shoes, bags, jewelry, eyewear, and hairbands.
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
Advanced AI Optimization for Aesthetic Imaging: We have developed specialized capabilities in optimizing AI models to deliver superior performance in aesthetic imaging, with a focus on human faces, body and beauty-related visuals. By fine-tuning open-source and proprietary diffusion models using domain-specific datasets and custom training objectives, we enhance realism in skin tones, makeup textures, lighting coherence, and overall visual appeal. Our optimization framework also integrates advanced post-processing and model-compression techniques to ensure high-quality, editorial-grade outputs while significantly reducing inference cost and latency. These innovations allow us to exceed the quality of generic models and deliver highly differentiated, beauty-centric AI imaging across our product ecosystem.
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
Precise foot tracking technology: Building on the same core computer vision and rendering architecture, our foot tracking technology delivers precise detection of foot contours, orientation, and dimensions to enable photorealistic shoe VTO experiences. The system identifies key anatomical landmarks, estimates foot dimensions, and aligns 3D footwear models accurately over live foot images, even during movement. With physically based rendering and consistent lighting simulation, users can evaluate fit, proportion, and appearance with a level of realism that closely mirrors in-store try-on, thereby enhancing confidence and conversion for footwear purchases.
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
As of December 31, 2025, we have 43 patents registered and 22 applications pending. We intend to continue to regularly assess opportunities for seeking patent protection for our technology, which we believe provides a meaningful competitive advantage.
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
On December 15, 2020, the European Commission (“EC”) proposed two legislative initiatives to upgrade rules governing digital services in the EU: the DSA and the DMA. The DSA entered into force on November 16, 2022, which seeks to update the rules concerning e-commerce, for instance, by providing for enforceable obligations and increased accountability rules for all digital services that connect consumers to goods, services, or content, in relation to, for example, users’ safety and trust, harmful/illegal online content, content moderation and removal, and advertisement targeting. The EC adopted its first designation decisions under the DSA on April 25, 2023, naming very large online platforms and very large online search engines, as defined under certain criteria, which must comply with the DSA within a period of four months. The DMA entered into force on November 1, 2022, which seeks to address market imbalances associated with large online platforms acting as gatekeepers, defined under certain criteria (e.g., Facebook, Google, Apple or Amazon). The EU Data Act, which took effect in September 2025, establishes rules and general conditions for data sharing between businesses and imposes measures to boost fairness and competition in the European cloud market. Additionally, the EU Data Act safeguards companies from unfair contractual terms related to data sharing imposed by dominant market players. The United Kingdom has also introduced an analogous new regulatory regime for the digital sector, including the Online Safety Act, which became law on October 26, 2023. Legal and regulatory frameworks that govern AI may also impose obligations and restrictions with respect to privacy and data protection. For example, the EU AI Act will subject AI systems considered high risk to data governance standards for data that is used to train, validate and test such AI systems. In addition, deployers of AI systems considered a specific transparency risk that uses emotion recognition systems or biometric categorization systems must inform natural persons about the operations of such AI systems and process personal data in accordance with other applicable EU laws.
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
In addition, the PRC has continued to refine and strengthen its regulatory framework governing cross-border data transfers. Under the PIPL and its implementing rules, cross-border transfers of personal information may generally be conducted through one of several legally recognized mechanisms, including (i) passing a security assessment organized by the Cyberspace Administration of China, (ii) entering into a standard contract with the overseas recipient and completing the relevant filing procedures with the competent authority, or (iii) obtaining personal information protection certification from an accredited certification body, subject to applicable conditions.

These mechanisms impose different compliance thresholds depending on factors such as the volume and sensitivity of personal information involved, whether the data constitutes “important data,” and the nature of the data processing activities. In practice, compliance with PRC cross-border data transfer requirements may require data localization, prior regulatory approval or filing, ongoing risk assessments, and enhanced contractual and technical safeguards. Failure to comply with such requirements could result in regulatory enforcement actions, restrictions on data transfers, administrative penalties, or other adverse consequences for business operations in China.
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
•AI/Generative AI Regulations
Our business increasingly relies on AI, including Generative AI, to enhance the performance and functionality of our solutions. At the same time, the regulatory framework governing the development and use of AI continues to evolve globally, with increased scrutiny from regulators. These developments may impose additional compliance obligations, require changes to our products, operations and governance practices, increase compliance costs, and expose us to regulatory enforcement, litigation and reputational risks.
United States
In the United States, AI is regulated through a combination of federal oversight and an expanding body of state and local laws. While there is currently no comprehensive federal AI statute of general application, U.S. regulators have indicated that existing consumer protection, civil rights and data protection laws may apply to AI-enabled products, including with respect to transparency, fairness and algorithmic bias. At the state and local level, a growing number of jurisdictions have enacted or proposed AI-related legislation addressing automated decision-making, algorithmic discrimination, and biometric data. Certain of these laws may be relevant to our AI- and AR-enabled features, particularly those involving facial imagery or personalization. For example, states like California and New York have introduced specific laws addressing data privacy, algorithmic bias, and automated decision-making. As these requirements continue to develop, we may be required to implement additional compliance measures, modify product features in specific jurisdictions, or incur higher operational and compliance costs.
Europe
The EU Artificial Intelligence Act (“EU AI Act”) entered into force across all member states in August 2024, establishing a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act applies to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. The EU AI Act will continue to have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.
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
For each of the three years ended December 31, 2025, our revenue subject to foreign exchange controls in Taiwan represented less than 1.0% of our total revenue, and our revenue denominated in NTD was fully used for our Taiwan subsidiary’s operation. If our Taiwan subsidiary needs to pay Perfect, for the purpose of dividend distribution or otherwise, we expect the payment to be funded by our Taiwan subsidiary’s revenue denominated in USD, which is generally not subject to foreign exchange control in Taiwan.
Sales and Marketing
•Sales and Marketing for our B2C Business
Our sales and marketing efforts for mobile apps and web-based editing services rely on digital marketing, including blogs, search engine optimization (SEO), app store optimization (ASO), social media, and paid advertising. Our marketing team closely monitors the latest market trends on the Internet and captivating blogs or posts that are shared on our website and social media. By refining keywords, optimizing titles, and regularly updating metadata, we ensure that our apps stand out in both Apple App Store and Google Play Store. Simultaneously, we tailor our website and blog content to rank higher on search engines, driving a continuous flow of organic traffic to our offerings. As a result, we achieve stronger brand visibility, attract more potential users, and ultimately increase conversions from free-trial downloads to paid subscribers, solidifying our position as a leader in AI-driven content creation.
Once users are directed to Apple Store or Google Play to download our YouCam apps, or directed to our web-based editor. Our freemium model allows them to choose free-trial to try out different functionalities and premium features. After users have tried our fun and unique features, they are highly likely to pay and become our subscribers upon the end of the free-trial period.
•Sales and Marketing for Our B2B Business
Our sales team spans across nine cities on three continents and has led us to closing deals with 859 cumulative brands as of December 31, 2025 and servicing 90% of the world’s top 20 beauty groups. By employing the SaaS model, our revenue grows proportionally to the volume of the digital SKUs, regional reach, and type of devices and platforms used by our brand customers. We focus on cultivating synergistic and long-term relationships with our brand customers, helping them achieve sales growth, increase in engagement with consumers, and build up brand strengths.
We employ a wide range of marketing activities to engage with existing and potential enterprise partners. These include regular press releases, social media campaigns across all major channels, including Facebook, Instagram, X (formerly Twitter), YouTube, and LinkedIn, targeted email marketing, online and offline advertising, and industry event participation.
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
Competition
We have established a leading market position across AI- and AR-powered solutions serving both consumers and brand customers in the beauty and fashion industries. We are widely recognized as a global leader in beauty and fashion technology, offering a comprehensive, highly differentiated portfolio of solutions. Our market leadership is further reinforced by strong organic user adoption, high customer retention, positive endorsements from brand partners, and broad industry recognition through numerous awards.
With regards to mobile apps that we offer, we directly compete with several market players, including PicsArt, FaceApp, BeautyPlus, AirBrush, Creati, SeaArt, PhotoRoom, Videoleap, Capcut, AI Marvels, FaceTune, Remini, and Davinci. These competing mobile apps focus on Generative AI, photo-editing, beautifying, and retouching features, similar to our YouCam Makeup, YouCam Perfect, YouCam AI Pro, YouCam Video and YouCam Enhance apps.
With regards to online website services that we offer, we directly compete with several market players, including Fotor, Picwish, Cutout.pro, Photoroom, PicsArt, Myedit, Leonardo.ai and Pixlr. These competing websites focus on Generative AI, photo-editing and video-editing features, similar to our YouCam Online Editor.

With regards to the SaaS services that we offer, Modiface Inc., Revieve, Holition, Banuba and Haut.ai can be considered our closest competitors, though they are limited with regards to their product offerings.
We believe we compete favorably against our direct competitors across mobile applications, web-based services, and SaaS solutions based on a number of key competitive strengths:
•continuous technological innovation;
•scalable product and solution design;
•robust omni-channel presence across consumer and enterprise touchpoints;
•comprehensive portfolio of solutions;
•intuitive user experience, high reliability and consistent performance; and
•strong and experienced research and development team.
Employees and Human Capital
Our global team is spread across four continents. We have 321, 342 and 353 employees globally, as of December 31, 2023, December 31, 2024 and December 31, 2025, respectively. Our research and development center is located in Taiwan, which gives us easy access to a world-class, cost-effective pool of engineering talent, adding to our strong competitive advantage. None of our employees are represented by a labor union.
The following table sets forth the number of our employees categorized by function as of December 31, 2025.

	Number of Employees	Percentage (%)
Sales and Marketing	149	42.2
Research and Development	180	51.0
General and Administrative	24	6.8
Total	353	100.0
We have a strong depth of knowledge amongst our technology team. Our team has obtained their education at the top universities from around the world. The vast majority (86%) of our research and development team hold a master’s degree, and 2% hold a doctorate degree. 39% of the team have amassed over 10 years of industry experience, with another 26% being in the business for five to ten years. We are also dedicated to nurturing young talent, with 16% of our team were hired fresh out of university. These talents bring energy, excitement and out-of-the-box ideas that help us keep innovating and staying on top of industry trends.
We respect everyone equally and hire employees based on talent only. Our diverse global team is composed of talented individuals of various ethnic groups and LGBTQ+ identities, of which 58% are men and 42% are women, with 28% of our managers and executives being female, including the CEO.
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
Corporate Social Responsibility
The Perfect CyberLink Education Foundation (the “Foundation”) is an independent non-profit organization jointly established by Perfect Corp. and CyberLink to support educational outreach and charitable initiatives. The Foundation’s programs are designed to enhance digital literacy, creative capabilities, and aesthetic awareness among underserved communities.
Over the past three years, the Foundation served approximately 1,300 participants annually through project-based digital storytelling and media creation programs and invested approximately $60,000 per year in program delivery. Program activities have included training in photography, interviewing, scriptwriting, and video and photo editing using widely available digital creativity tools, including Perfect and CyberLink software.
The Foundation also supports broader community needs through initiatives such as annual blood donation drives and the collection and redistribution of second-hand goods, as well as scholarships and in-kind support for community safety. The Foundation currently intends to continue these initiatives and to expand outreach where feasible; however, the scope and timing of these activities may vary over time.
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
A.Operating Results
Company Overview
Founded in 2015, we are a leading AI technology company focused on delivering self-developed AI- and AR- powered solutions to make your virtual world beautiful. Operating with a hybrid model that spans both B2C and B2B segments, we leverage our cutting-edge expertise to transform how users and brands interact with digital experiences.
Our B2C offerings revolve around advanced AI-driven technologies, delivering a seamless user experience for photo and video editing and creation. We offer seven mobile apps under the “YouCam” suite, YouCam Makeup, YouCam Perfect, YouCam AI Pro, YouCam Video, YouCam Enhance, YouCam Nails and YouCam AI Chat, along with one web-based editing tool, YouCam Online Editor. Harnessing AI- and AR- technologies, our products enable real-time virtual try-ons, beauty camera or portrait retouching, photo or video enhancement, editing and creation, as well as state-of-the-art Generative AI capabilities such as image-to-image, image-to-video, text-to-video, text-to-photo, avatar creation, and intelligent editing. These innovative features empower users to transform selfies images and text prompts into striking personal contents. Our active subscriber base demonstrated strong growth momentum, increasing from approximately 604,000 as of December 31, 2022 to 879,000 as of December 31, 2023, and surpassing one million as of December 31, 2024. While the number of active subscribers declined modestly year over year to 908,239 as of December 31, 2025, this reflected a deliberate strategic shift toward higher-value generative AI features and premium creative tools, which drove a meaningful increase in average selling price and fueled our sustained revenue growth. Our B2C segment also functions as a dynamic platform for new AI- and AR- functionalities, enabling us to fine-tune cutting-edge solutions that can later be integrated into our B2B offerings.
Capitalizing on our success in B2C business, we deliver hyper-realistic AI-driven virtual try-on solutions for enterprise clients, transforming both online and in-store shopping experiences from product discovery to personalized recommendations. Our subscription-based modules empower beauty, skincare clinics, med spas, jewelers, watchmakers, and fashion retailers to integrate virtual try-on technology across their mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. Our current offerings cover makeup, nail art, hairstyling, eyewear, watch, jewelry try-ons, advanced skin diagnostics and simulation, and foundation shade matching, all powered by a robust AI recommendation engine for ultra-personalized results. As of December 31, 2025, our cumulative customer base included 859 brand clients, offering over 982 thousand digital SKUs for makeup, haircare, skincare, shoes, bags, eyewear, watches and jewelry products, compared to 732 brand clients and over 822 thousand digital SKUs as of December 31, 2024.
In January 2025, we have completed our first strategic acquisition of Wannaby, a pioneer in AR and computer vision technologies, specializing in virtual try-on solutions for the fashion industry. The acquisition enables Perfect to expand its offering to include real-time virtual try-on for products such as shoes and bags and high quality 3D viewer for online shopping. This strategic transaction further solidifies Perfect Corp’s position as a leading beauty and fashion AI company and expands the Company’s capabilities, product offerings and customer reach.
We have achieved significant scale and steady growth since our inception in 2015. We have achieved a double-digit revenue growth of 14.9% in total revenue, reaching $69.2 million in 2025, up from $60.2 million in 2024. This increase is primarily driven by the robust momentum in the revenue growth of YouCam mobile app and web service subscriptions, increasing consumer interest in Generative AI technologies and AI editing features for photos and videos, and the stable demand for the Company’s online virtual product try-on solutions from brand customers.
We recorded a net income of $5.0 million in 2024 and $4.6 million in 2025. Our sustained reduction of operating loss from 2023 through 2025 demonstrated the steady growth of our business and the improvement of our overall financial and business situation. In addition, our total operating expenses as a percentage of our revenue decreased from 83.2% in 2024 to 79.9% in 2025, highlighting the continued improvement of our operational efficiency, as the scale of our business grows.
Completion of Business Combination
On October 28, 2022, we completed the Business Combination. On October 31, 2022, our Class A Ordinary Shares and Warrants commenced trading on the NYSE under the symbols “PERF” and “PERF WS”, respectively.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following factors:
Our ability to effectively monetize our premium features and expand our B2C business
Our results of operations are significantly driven by our ability to sustain a steady growth in our B2C business, which in turn, depends on our success in expanding and retaining subscriptions to the premium features offered through our YouCam suite of mobile applications and web-based services.
In managing our B2C business, we continuously monitor key performance indicators, such as the number of active subscribers. We also benchmark product ratings and functionalities against primary competitors to identify and prioritize features that serve as core drivers in converting free users to paying subscribers. As of December 31, 2025, our mobile apps had surpassed 1.1 billion cumulative downloads worldwide, underscoring our extensive market footprint and broad subscriber base. While the number of our active subscribers declined modestly from 1,000,612 as of December 31, 2024 to 908,239 as of December 31, 2025, this was as a result of our deliberate strategic shift toward cultivating a more concentrated, higher-quality subscriber base through the introduction of higher-value generative AI features and premium creative tools, which drove a meaningful increase in average selling price and supported sustained revenue growth. Revenue from mobile app and web service subscriptions increased to $44.3 million in 2025, compared to $36.6 million in 2024, representing 64.0% and 60.8% of total revenue in 2025 and 2024, respectively. We attribute this growth primarily to continued revenue generation from our YouCam suite of applications and web-based editing platforms, highlighting our effectiveness in driving the conversion of free users into paying subscribers and the monetization of our core digital offerings.

As consumers increasingly rely on mobile technology for digital content creation and personal expression, we have observed growing demand for advanced, feature-rich mobile apps and web services. In response to this trend, we have introduced and remain committed to continuously introducing a range of innovative mobile apps and web services embedded with newly developed and enhanced premium features powered by cutting-edge Generative AI technologies. These innovative offerings elevate the user experience by supporting a broad spectrum of functionality, including skin and body retouching, hairstyle modifications, makeup simulations, and AI-assisted content creation, as well as improving the efficiency of content editing. The robust functionality fuels increased consumer engagement and sustained demand for paid offerings, seamlessly embedded into everyday use, ranging from casual touch-ups to professional-level production workflows. The increased consumer engagement supports our monetization efforts, driving conversion of free users to paying subscribers, leading to an increase in overall customer lifetime value and resulting in strong recurring revenue growth.
We believe the continued integration of advanced Generative AI capabilities will unlock new possibilities in visual content creation. In line with this vision, we see ongoing opportunities to expand our footprint across mobile and web-based platforms by delivering updated apps and web services powered by next-generation Generative AI features. To support this strategy, we remain committed to advancing our AI- and AR- technologies with the goal of launching market-differentiating products and premium offerings powered that align with evolving consumer preferences.
Our ability to continuously introduce market competitive offerings that drive user interest
Our results of operations rely heavily on our ability to consistently develop and periodically launch new premium features and product offerings that resonate with our app and web service users and adapt to evolving market dynamics. Our continued investment in research and development underpins our ability to drive innovation and maintain product relevance. Expanding our total addressable market by identifying and engaging new target user groups also plays a significant role in maintaining our steady growth in B2C business and enhancing our market competitiveness. Technological shifts, changes in platform policies, and intensifying market competition may impact the adoption of our new product offerings. By proactively monitoring these factors and aligning our development strategies with user needs, we seek to preserve the quality and appeal of our products while effectively navigating an increasingly dynamic industry environment.
Adoption of AI- and AR-technologies and expansion into new verticals
Our operating performance is closely linked to the overall adoption of AI and AR technologies in the beauty and fashion industries, which depends on brand demand and the pace of digital transformation. Although industry-wide digitization has accelerated in recent years, penetration of AI- and AR-powered solutions remains relatively limited, presenting a meaningful growth opportunity. Leveraging our deep domain expertise, proprietary technology, and established customer network, we aim not only to drive broader adoption within beauty and fashion, but also to expand into adjacent and complementary verticals. We have already extended our presence into luxury categories such as jewelry, eyewear, watches, and accessories, and are exploring new segments including hair salons, med-spa, skin clinics, and aesthetic non-surgical treatments. Our ability to integrate industry-leading facial and hand AR capabilities across these categories—such as enabling simultaneous virtual jewelry try-on and virtual makeup—positions us to deliver differentiated, cross-category solutions that are difficult to replicate.
Our ability to create sustainable growth of our B2B business and retain our customer base
Revenue from brand customers remained stable at $22.2 million in 2025, compared to $22.4 million in 2024, representing 32.1% and 37.2% of total revenue in 2025 and 2024, respectively. Our ability to achieve sustained B2B growth depends on retaining existing brand customers, increasing recurring revenue per brand, and acquiring new customers across geographies and verticals. We provide a comprehensive suite of AI- and AR-powered solutions deployable across brand-owned channels and major third-party platforms, enabling scalable and multi-channel monetization. Revenue concentration among Key Customers remains a core performance indicator, although the number of Key Customers declined from 151 in 2024 to 135 in 2025 due to customer downgrades and macroeconomic-driven churn in the beauty and luxury sectors. Despite this, total brand customer revenue remained relatively stable year-over-year. Going forward, we intend to drive sustainable growth through cross-selling across sister brands and regions, upselling additional SKUs and modules, and expanding solution adoption within large beauty and luxury groups, supported by strong customer engagement and the scalability of our platform.
In managing our B2B business, our management vigilantly monitors the revenue contribution from our Key Customers, as these metric provide reliable insights into the growth of our B2B business, for the reasons that: (i) revenue from Key Customers accounted for approximately 32.5% and 27.6% of our total revenue in 2024 and 2025, respectively; and (ii) revenue from Key Customers represented 87.2% and 86.2% of our total revenue from our total B2B business in 2024 and 2025, respectively. In addition to the Key Customers, which are major brand customers, we also generate revenue from other long-tail brand customers which is the non-Key Customer brands. The total non-Key Customer brands revenue represented 12.8% and 13.8% of our total brand business for the years ended December 31, 2024 and 2025, respectively.
Our ability to manage and improve operating efficiency
Our results of operations partially depend on our ability to effectively manage our costs and expenses. We recognized operating expenses of $55.3 million in 2025, up from $50.1 million in 2024. The increase was primarily driven by higher research and development spending, as well as elevated sales and marketing expenses associated with the growth in subscriptions to our mobile applications and web-based services, which was partially offset by a reduction in general and administrative expenses.

As we scale our business and advance our technology, we expect our customer acquisition efforts to benefit from our strong brand recognition and word-of-mouth referrals. Our continued investment in technology is also expected to drive operational efficiency, enabling the same number of employees to deliver higher productivity over time. In addition, we believe that we will continue to benefit from economies of scale as we continue to actively manage the level of our general and administrative expenses.
Our people and technology
We are committed to investing in our people and technology, as these are essential for delivering innovative solutions and services that meet the evolving needs of users and brands, expanding our active subscriber and brand customer base, and maintaining our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
We have invested significant resources in our people, recruiting talents from renowned universities and academic institutions across various regions. We have developed a comprehensive talent development program that includes diverse training programs featuring lectures, senior experience sharing, study groups, and participation in conferences and external forums. We also foster a working environment that motivates employees to raise questions and adopts a problem-solving mindset. Our ultimate goal is to retain these talents in the long term and turn them into valuable asset for our business success.
We have also invested a substantial portion of our resources in technology development, recognizing it as the cornerstone of our business success. By collaborating with prestigious universities and research labs, we bring emerging talents and cutting-edge technologies from academic institutions to our Company, bridging the gap between academic research and commercial application. This collaboration offers us unique opportunities to access innovative ideas and the latest technology developments at an early stage, allowing us for proactive planning. Additionally, we are committed to continually improving and upgrading our technologies to ensure the highest quality to our users and brand customers. We believe these efforts are crucial to our business, as the success of our AI- and AR-powered solutions relies on technology that provides exceptional accuracy, scalability, and performance.
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
(1)AI- and AR- cloud solutions and subscription
For AI- and AR- cloud solutions and subscription, we provide online cloud-based solutions to our customers, primarily including premium feature subscriptions for our app and web service users and virtual try-on solutions for our brand customers.
In terms of the premium features on our mobile apps and web services to which users subscribe through Apple App Store and Google Play and our website, we currently offer monthly and annual subscription plans, with subscription price varying by countries and regions. We recognize revenue from such services based on the fulfilled contract obligations for each month.

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
Furthermore, depending on the nature of the products and services provided, the charges of brand customers can be further divided to one-time fees, recurring fees, or a combination of both. One-time fees are made up of service setup fee, customization fee, and console base fee, which allow brands to create a brand console account on our platform for uploading and managing SKUs. Recurring fees are related to granting brand customers access to the modules throughout the contract period. These fees are recurring as the service is time-limited and scope-limited, requiring renewal upon the expiration of the service term.
(2)Licensing
We collect licensing fees from (i) licensing self-developed technologies, which include offline SDK and AI- and AR- offline solutions to brand customers, and (ii) licensing customized mobile apps designed and created based on customers’ specifications that do not require continuous support from our backend cloud computing infrastructure. In this scenario, the mobile apps are operated by customers on their own infrastructure, with no additional supporting services required from us after delivery to customers.
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
In addition of above two revenue sources, we also generate revenue from the sale of virtual points, a pay-as-you-go consumption model that allows users to purchase credits which are stored in their accounts and redeemed for access to selected generative AI features within our mobile apps and web services. Unlike subscription plans that provide time-based access to premium features, virtual points are usage-based and are deducted upon each utilization of designated AI functionalities, such as advanced image or video generation services. Virtual points are typically purchased through in-app payment channels or our website in predefined packages, with pricing varying by region and platform. Revenue is recognized upon the consumption of the virtual points, as the performance obligation is satisfied when the corresponding AI service is rendered to the user. Unused virtual points are recorded as contract liabilities until redeemed or expired in accordance with the applicable terms and conditions.
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
Sales and Marketing Expenses
Our sales and marketing expenses consist of personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing, advertising and promotional fees, cloud-hosting fees as well as allocated facilities and information technology costs. We plan to continue to invest in sales and marketing to grow our user and brand customer base and increase our brand awareness. As such, we expect sales and marketing expenses to increase in absolute dollars. In the near term, we anticipate fluctuations in sales and marketing expenses as a percentage of revenue due to our investments in accelerating market adoption of our AI- and AR-technologies.

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
Furthermore, we have incurred and expect to continue incurring expenses as a result of becoming a public company since October 2022, including costs for complying with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. In 2025, our general and administrative expenses have decreased primarily due to reduction in corporate insurance premium and reduced external professional service fee.
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

Results of Operations
Our results of operations for the years ended December 31, 2023, 2024 and 2025 are presented below:

	Years ended December 31,
($ in thousands, unless otherwise stated)	2023	2024	2025	2024 % Change	2025 % Change
Revenue	$53,505	$60,202	$69,154	12.5%	14.9%
Cost of sales and services	(10,400)	(13,258)	(15,630)	27.5%	17.9%
Gross profit	43,105	46,944	53,524	8.9%	14.0%
Operating expenses
Sales and marketing expenses	(25,725)	(28,213)	(30,811)	9.7%	9.2%
General and administrative expenses	(11,582)	(8,501)	(6,996)	(26.6)%	(17.7)%
Research and development expenses	(11,458)	(12,000)	(15,405)	4.7%	28.4%
Expected credit losses	—	(1,373)	(75)	(100.0)%	(94.5)%
Impairment loss on goodwill	—	—	(1,965)	—%	(100.0)%
Total operating expenses	(48,765)	(50,087)	(55,252)	2.7%	10.3%
Operating loss	(5,660)	(3,143)	(1,728)	(44.5)%	(45.0)%
Non-operating income and expenses
Interest income	9,498	7,708	6,134	(18.8)%	(20.4)%
Other income	33	55	28	66.7%	(49.1)%
Other gains and losses	1,675	(316)	1,319	(118.9)%	517.4%
Finance costs	(15)	(18)	(16)	20.0%	(11.1)%
Total non-operating income and expenses	11,191	7,429	7,465	(33.6)%	0.5%
Income before income tax	5,531	4,286	5,737	(22.5)%	33.9%
Income tax benefit (expense)	(115)	735	(1,094)	(739.1)%	248.8%
Net income	$5,416	$5,021	$4,643	(7.3)%	(7.5)%
Comparison of December 31, 2024 to December 31, 2025
Revenue
Total revenue increased by $9.0 million, or 14.9%, from $60.2 million for the year ended December 31, 2024 to $69.2 million for the year ended December 31, 2025. The steady increase was primarily driven by a 13.5% rise in revenue from our AI and AR cloud solutions and subscriptions, which grew from $53.8 million for the year ended December 31, 2024, to $61.1 million for the same period in 2025. This growth was fueled by continued revenue growth in YouCam mobile app and web services subscriptions, increasing consumer interest in Generative AI technologies and AI-powered photo and video editing features, and sustained demand from brand customers for the Company’s online virtual product try-on solutions. We expect the licensing revenue will become increasingly insignificant, as we continue to focus on strengthening our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
With respect to geographical contribution, revenue from the Americas has increased by 7.7% from $31.8 million for the year ended December 31, 2024 to $34.3 million for the same period in 2025, revenue from Europe has increased by 22.3% from $16.6 million for the year ended December 31, 2024 to $20.3 million for the same period in 2025, and revenue from Asia-Pacific has increased by 18.9% from $10.1 million for the year ended December 31, 2024 to $12.0 million for the same period in 2025. Revenue outside of these three major regions has grown by 52.5% from $1.7 million for the year ended December 31, 2024 to $2.6 million for the same period in 2025.
Cost of Sales and Services
Cost of sales and services increased by $2.4 million, or 17.9%, from $13.3 million for the year ended December 31, 2024, to $15.6 million for the same period in 2025. The increase was primarily attributable to higher third-party payment processing fees paid to digital distribution partners-such as the Apple App Store and Google Play-driven by the continued growth in mobile app and web service subscription revenue. In addition, rising AI server computing costs, spurred by the increased demand for premium features powered by Generative AI technologies, also contributed to the overall increase.
Gross Profit
Gross profit increased by $6.6 million, or 14.0%, from $46.9 million for the year ended December 31, 2024 to $53.5 million for the same period in 2025. Despite the continuous increase in gross profit, our gross margin slightly decreased by 0.6% from 78.0% for the year ended December 31, 2024 to 77.4% for the year ended December 31, 2025. The slight decrease in gross margin was primarily due to the increase in third-party payment processing fees paid to digital distribution partners, such as Google and Apple, driven by the steady growth in our YouCam mobile app subscription revenue. In addition, the increases in AI server computing cost, resulting from the growing demand for premium features powered by generative AI services, also contributed to the decrease in gross margin.
Total Operating Expenses
Total operating expenses increased by $5.2 million, or 10.3%, from $50.1 million for the year ended December 31, 2024 to $55.3 million for the same period in 2025. The increase was primarily associated with higher research and development expenses and sales and marketing expenses, which were partially offset by a decline in general and administrative expenses. In addition, we recognized a non-cash impairment loss on goodwill of $2.0 million arising from the acquisition of Wannaby into our operating expense in 2025.
Sales and Marketing Expenses
Sales and marketing expenses increased by $2.6 million, or 9.2%, from $28.2 million for the year ended December 31, 2024 to $30.8 million for the same period in 2025. The increase was primarily due to the increase in marketing events and advertising costs related to our mobile apps and web service subscriptions.
General and Administrative Expenses
General and administrative expenses decreased by $1.5 million, or 17.7%, from $8.5 million for the year ended December 31, 2024 to $7.0 million for the same period in 2025. The decrease was primarily due to reduced corporate insurance premium and external professional service fees.
Research and Development Expenses
Research and development expenses increased by $3.4 million, or 28.4%, from $12.0 million for the year ended December 31, 2024 to $15.4 million for the same period in 2025. The increase was primarily driven by higher compensation expenses due to an increase in research and development headcount following the acquisition of Wannaby.
Impairment Loss on Goodwill
An impairment loss of US$2.0 million was recognized for the year ended December 31, 2025 in relation to the Wannaby cash‑generating unit. No impairment was recorded for the same period in 2024. Following the acquisition, the unit’s operating performance was affected by a challenging macroeconomic environment, including more cautious customer spending and extended decision‑making cycles, resulting in revenue growth below initial expectations.

Total Non-operating income and expenses
Total non-operating income and expenses increased by $0.04 million, or 0.5%, from $7.4 million for the year ended December 31, 2024 to $7.5 million for the same period in 2025. The increase was primarily attributable to a decrease in the fair value of warrant liabilities, which resulted in gains recognized on financial liabilities, which was partially offset by a decline in interest income.

Interest Income
Interest income decreased by $1.6 million, or 20.4%, from $7.7 million for the year ended December 31, 2024 to $6.1 million for the same period in 2025. The decrease was primarily driven by a decline in interest rates.
Other Gains and Losses
We record other gains of $1.3 million for the year ended December 31, 2025 and other losses of $0.3 million for the same period in 2024. The change was primarily attributable to a decrease in the fair value of warrant liabilities, which resulted in gains recognized on financial liabilities.
Net Income
As a result of the foregoing, our net income for the year ended December 31, 2025 was $4.6 million, compared to $5.0 million for the same period in 2024. The 2025 net income reflects the recognition of a $2.0 million non-cash impairment loss on goodwill.
Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2024
For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5. — Operating and Financial Review and Prospects — A. Operating Results — Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with SEC on March 28, 2025.
B.Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through equity contributions from our shareholders and revenue generated from our business operations. As of December 31, 2025, we had cash and cash equivalents of $126.0 million, which primarily consisted of checking accounts, demand deposits and time deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars, and we do not currently enter into any hedging arrangements. In addition, we have 6-month time deposits of $36.3 million classified as current financial assets at amortized cost according to IFRS as of December 31, 2025. Furthermore, we had U.S. Treasuries of $10.2 million, classified as non-current financial assets at amortized cost under IFRS and we do not have any loan and bank borrowings as of the same date. Our net income decreased from $5.0 million for the year ended December 31, 2024 to $4.6 million for the year ended December 31, 2025.
We believe that our cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report and sufficient to fund our operations. As of the date of this annual report, there has been no material change to our liquidity position since December 31, 2025. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or we may delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.
Our cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to purchase of certain servers in our ordinary course of business and ERP system upgrade, which are immaterial from a dollar amount perspective. From January 1, 2025 through December 31, 2025, we incurred capital expenditure of less than $0.5 million. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations are immaterial. In addition, we will consume cash for additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we plan to increase investment in research and development, upgrade AI- and AR- technologies, expand the suite of product offerings and premium features, broaden our user and brand customer base, and expand into synergistic segments such as the luxury sector. These new developments and expansions may generate long-term cash requirements. We intend to continue to fund our future material cash requirements with net proceeds in connection with equity contributions from our shareholders and revenue generated from our business operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We would receive the proceeds from any exercise of any outstanding Warrants that are exercised in cash pursuant to their terms. Assuming the exercise for cash of all of the 20,849,975 Warrants, consisting of 11,499,975 Perfect Public Warrants, 6,600,000 Perfect Private Placement Warrants and 2,750,000 Perfect Forward Purchase Warrants, we would receive an aggregate of approximately $239.8 million, but would not receive any proceeds from the resale of Class A Ordinary Shares issuable upon such exercise. We will have broad discretion over the use of proceeds from the exercise of these Warrants. To the extent that any of these Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of these Warrants will decrease. Any proceeds from the exercise of the Warrants would increase our liquidity, but our ability to fund our operations is not dependent upon receipt of cash proceeds from the exercise of the Warrants.
There is no assurance that our Warrants will be in the money prior to their expiration or that the holders of the Warrants will elect to exercise any or all of such Warrants. The likelihood that Warrant holders will exercise their Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the issued and outstanding Warrants, will be dependent on the trading price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of our Warrants, which is $11.50 per share, we believe Warrant holders will be unlikely to exercise their Warrants. As the closing price of our Class A Ordinary Shares was $1.39 as of March 12, 2026, we believe that holders of the Warrants are currently unlikely to exercise their Warrants. Accordingly, we do not expect to rely on the cash exercise of Warrants to fund our operations.
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
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows:

	Year ended December 31,
($ in thousands, unless otherwise stated)	2023	2024	2025
Cash flows from (used in) operating activities	$13,578	$13,003	$13,305
Cash flows from (used in) investing activities	(637)	(8,879)	(14,063)
Cash flows from (used in) financing activities	(51,499)	(525)	(562)
Effects of exchange rates changes on cash and cash equivalents	(187)	(349)	175
Net increase (decrease) in cash and cash equivalents	$(38,745)	$3,250	$(1,145)
Cash Flows Generated from (Used in) Operating Activities
Cash flows generated from or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received and income tax paid. Our business primarily operates in a prepaid service subscription model, enabling us to collect cash in advance upon the subscription of product plans or signing of contract and then deliver services pursuant to terms and conditions of subscriptions or relevant contracts.
Net cash generated from operating activities increased by $0.3 million, or 2.3%, from $13.0 million for the year ended December 31, 2024 to $13.3 million for the year ended December 31, 2025. The Company continues to invest in growth while maintaining a healthy cash flow to support business operations underscoring the Company’s operational health and sustainability.

Cash Flows Generated from (Used in) Investing Activities
Cash flows generated from or used in investing activities primarily relates to acquisition of financial assets, proceeds from disposal of financial assets, acquisition of businesses, acquisition of property, plant and equipment, acquisition of intangible assets, and changes in guarantee deposits paid.
Net cash used in investing activities was $14.1 million for the year ended December 31, 2025 and net cash used in investing activities was $8.9 million for the year ended December 31, 2024. The increase in net cash used in investing activities was primarily attributable to the Company’s acquisition of Wannaby.
Cash Flows Generated from (Used in) Financing Activities
Net cash used in financing activities was $0.6 million for the year ended December 31, 2025, consisting of $0.6 million in the repayment of the principal portion of lease liabilities.
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
Material Contractual Obligations and Commitments
During the periods presented, we did not have any material contractual obligations and commitments other than two office leases entered into by and between Perfect Taiwan and CyberLink for two years starting from June 1, 2025 and December 1, 2025, respectively.
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
D.Trend Information
In our B2C app business, we have observed evolving user consumption patterns driven by the rapid advancement and mainstream adoption of generative AI technologies. User engagement remains closely tied to the pace of innovation in AI-powered features, competitive dynamics within mobile app marketplaces and user acquisition costs across digital advertising channels. While demand for AI-driven creative tools and beauty-related applications continues to demonstrate structural growth potential, monetization performance is influenced by subscription conversion rates, retention levels, in-app purchase behavior (including Virtual Point consumption), and the overall mobile app ecosystem environment. We continue to invest in product innovation, user experience optimization, and diversified monetization models to enhance recurring revenue stability and expand our global user base.
Enterprise spending conditions remained challenging in 2025, reflecting ongoing macroeconomic uncertainty, persistent inflationary pressures, foreign exchange volatility, and geopolitical instability. These factors have contributed to continued budget scrutiny and decision-making caution among enterprise customers, resulting in a prolonged elongation of

B2B sales cycles that began in the second half of 2022 and continued through 2023 and 2024. While we have experienced periods of increased B2B opportunity activity, such activity has not resulted in a meaningful or sustained improvement in conversion timelines, and visibility into the timing or extent of a recovery in enterprise demand remains limited. Accordingly, we believe that constrained enterprise spending and extended sales cycles may persist for an extended period.
In response to these combined B2B and B2C market conditions, we remain focused on disciplined cost management, continued product development, targeted customer acquisition, revenue diversification, and further operational efficiency initiatives, while maintaining a cautious outlook regarding the pace, timing, and sustainability of future growth. Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025, that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 5 “Critical Accounting Judgments, Estimates and Key Sources of Assumption Uncertainty” to our consolidated financial statements elsewhere in this annual report for additional information on our critical accounting estimates.
Item 6.         Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our Board is comprised of six directors.

Name	Age	Position(s)
Alice H. Chang	64	CEO and Chairwoman of the Board
Michael Aw	50	Non-executive Director
Jau-Hsiung Huang	66	Non-executive Director
Meng-Shiou (Frank) Lee	64	Independent Non-executive Director
Philip Tsao	65	Independent Non-executive Director
Chung-Hui (Christine) Jih	64	Independent Non-executive Director
Pin-Jen (Louis) Chen	47	Executive Vice President and Chief Strategy Officer
Wei-Hsin Tsen (Johnny Tseng)	58	Senior Vice President and Chief Technology Officer
Weichuan (Wayne) Liu	56	Chief Growth Officer and President of Americas
Hsiao-Chuan (Iris) Chen	57	Vice President and Head of Finance and Accounting
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

Meng-Shiou (Frank) Lee has served as our non-executive director since October 28, 2022 and has extensive experience in the accounting and finance industry. Mr. Lee currently serves as the CEO at First Elite CAPs & Co., a Taiwan-based accounting company, and is a Professor-level Part-time Technical Expert of National Taipei University of Business and Vice-Chairman of the Board at Taiwan Province CPA Association. Mr. Lee has served on the board of directors at several publicly listed companies, including Mechema Chemicals International Company Limited (TWSE: 4721) since June 2017, and TOPCO Technologies Corp. (TWSE: 3388) since May 2020. Mr. Lee has been practicing as a Certified Public Accountant since 1988. His accounting experience includes working as a Certified Public Accountant at Deloitte CPA firm in its Taiwan office from July 1988 to July 1997 and at First Elite CAPs & Co since July 1997. Mr. Lee holds an M.A. in accounting from National Chengchi University and a B.A. in accounting from National Taiwan University.
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
B.Compensation
For the year ended December 31, 2025, we paid an aggregate of $3.1 million in cash and benefits to our executive officers and directors, including $0.3 million in share-based compensation related to previously granted stock options that remain unvested and vested stock options that remain unexercised. For the year ended December 31, 2025, (i) options to purchase 35,000 Class A Ordinary Shares were granted to our directors and executive officers under the Share Incentive Plan at an exercise price of $1.84 per Class A Ordinary Share, and (ii) no Award (as defined below) has been granted under the Director Equity Incentive Plan to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
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
Share Incentive Plan
Our Share Incentive Plan was first approved and adopted by our Board on December 13, 2021, and was amended by our Board on October 25, 2022 in connection with the Business Combination. The Share Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to our or our affiliates’ employees, directors, agents, consultants or service providers as selected by the administrator. We have registered an aggregate of 5,311,310 Ordinary Shares available for issuance under the Share Incentive Plan in the registration statement on Form S-8 (File No. 333-268059) filed with the SEC on October 28, 2022.
For the year ended December 31, 2025, options to purchase 35,000 Class A Ordinary Shares were granted to our directors and executive officers under the Share Incentive Plan at an exercise price of $1.84 per Class A Ordinary Share.
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
For the year ended December 31, 2025, no options to purchase Class A Ordinary Shares were granted to our directors under the Director Equity Incentive Plan.
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
In general, in identifying and evaluating nominees for directors, our Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgment, and relevant skills and experience, including financial literacy, and experience in the context of the needs of our Board.
D.Employees
See “Item 4. Information on the Company — B. Business Overview — Employees and Human Capital.”
E.Share Ownership
Except as specifically noted, the following table sets forth information regarding the beneficial ownership of Ordinary Shares to the extent known to us as of March 6, 2026 by:
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
The total number of Ordinary Shares outstanding as of March 6, 2026 is 101,848,671 shares, consisting of 85,059,953 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares.

Beneficial Owners	Class A Ordinary Shares		% of Class†	Class B Ordinary Shares		% of Class†	% of voting power††
Directors and Executive Officers:
Alice H. Chang(1)	597,256		0.7%	16,788,718		100%	66.6%
Wei-Hsin Tsen (Johnny Tseng)	762,330		0.9%	—		—	0.3%
Weichuan (Wayne) Liu	353,471		0.4%	—		—	0.1%
Pin-Jen (Louis) Chen	118,062		0.1%	—		—	0.1%
Jau-Hsiung Huang	148,274		0.2%	—		—	0.01%
Hsiao-Chuan (Iris) Chen	69,932		0.1%	—		—	0.03%
Michael Aw	—		—	—		—	—
Meng-Shiou (Frank) Lee	—		—	—		—	—
Philip Tsao	5,311	(2)	0.01%	—		—	0.00%
Chung-Hui (Christine) Jih	—		—	—		—	—
All directors and executive officers as a group	2,054,636		2.4%	16,788,718		100%	67.2%
Five Percent or More Shareholders:
GOLDEN EDGE CO., LTD.	—		—	10,622,620	(1)	63.3%	42.0%
DVDonet.com. Inc	—		—	4,669,346	(1)	27.8%	18.5%
CyberLink International	36,960,961	(3)	43.5%	—		—	14.6%
Provident Acquisition Holdings Ltd.	14,491,467	(4)	15.6%	—		—	5.7%
Yi-Chen Huang	4,567,425	(5)	5.4%	—		—	1.8%
________________________________
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
(2)Represents Class A Ordinary Shares indirectly held by Philip Tsao through Perfect AA Corp.
(3)The above information is based on the Schedule 13D filed by CyberLink, among others, on February 13, 2023.

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

To our knowledge, as of March 6, 2026, 41,405,708 Class A Ordinary Shares, or 48.67% of the total outstanding Class A ,Ordinary Shares, were held by three record holders in the United States (including Cede & Co., the nominee of the Depository Trust Company). Because a portion of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of March 6, 2026, none of our Class B Ordinary Shares was held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s clawback policy during the fiscal year ended December 31, 2025.

Item 7.     Major Shareholders and Related Party Transactions
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B.Related Party Transactions
Agreements Related to the Business Combination
In connection with the Business Combination, certain agreements were entered into between Perfect, Provident and certain related parties following the Business Combination. These agreements include:
Sponsor Letter Agreement
On March 3, 2022, Perfect, Provident and the Sponsor entered into the Sponsor Letter Agreement. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of a Sponsor Earnout Event (as defined below) during the period from October 28, 2022 to October 28, 2027 (the “Earnout Period”), Perfect will issue up to 1,175,624 Class A Ordinary Shares (the “Sponsor Earnout Shares”) to Sponsor, with (i) 50% of the Sponsor Earnout Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Class A Ordinary Shares is greater than or equal to $11.50, and (ii) 50% of the Sponsor Earnout Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Class A Ordinary Shares is greater than or equal to $13.00 (each, a “Sponsor Earnout Event”). In the event that, during the Earnout Period, there is a Change of Control (as defined in the Sponsor Letter Agreement) (or a definitive agreement providing for a Change of Control has been entered into prior to the expiration of the Earnout Period and such Change of Control is ultimately consummated) or any liquidation, bankruptcy or similar proceeding of Perfect, then any Sponsor Earnout Shares that have not been previously issued by Perfect (whether or not previously earned) will be deemed earned and will be issued by Perfect to the Sponsor upon such event, unless in the case of a Change of Control, the value of the consideration to be received by the holders of Ordinary Shares in such transaction is less than the share price threshold applicable to the applicable Sponsor Earnout Event.
New Registration Rights Agreement
On October 28, 2022, Perfect, the Sponsor and certain shareholders of Perfect entered into a New Registration Rights Agreement containing customary registration rights for the Sponsor and the shareholders of Perfect who are parties thereto.
Forward Purchase Agreements — FPA Investment
In connection with the Provident Initial Public Offering, Provident entered into a Forward Purchase Agreements and a joinder agreement with the FPA Investors, pursuant to which, the FPA Investors purchased from Provident an aggregate of 5,500,000 Provident Class A Ordinary Shares and an aggregate of 2,750,000 Forward Purchase Warrants for an aggregate purchase price of $55,000,000 on October 27, 2022. In connection with the Business Combination, each Provident Class A Ordinary Share and Forward Purchase Warrant issued in the FPA Investment was cancelled in exchange for one Class A Ordinary Share and one Warrant, respectively.
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

License Agreement — YouCam
On November 30, 2019, Perfect Taiwan entered into a license agreement with CyberLink (the “YouCam License Agreement”), pursuant to which, Perfect Taiwan grants to CyberLink a non-exclusive, non-transferable and non-sublicensable worldwide license to use its AR technology to be embedded into CyberLink’s YouCam software and the SDK thereof. CyberLink shall pay to Perfect Taiwan (i) a royalty calculated based on 12% of net revenue of sales of YouCam and (ii) a royalty fee of $1 for each copy of YouCam software sold. The term of the YouCam License Agreement is three years, commencing from November 30, 2019 and will automatically renew for an additional one year, unless either party provides written notice of termination to the other party at least one year prior to the expiration of relevant term. The YouCam License Agreement was automatically renewed for an addition one-year term each year from 2022 and remains in effect for the 2025-2026 term.
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
Rental Agreements
On June 1, 2017, Perfect Taiwan entered into a property lease agreement with CyberLink, pursuant to which, Perfect Taiwan will lease premises located on the 14th floor of No. 98, No. 98-1, No. 100 and No. 100-1, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan, at a monthly rent of NTD538,842, for the use as office space. The initial lease term was for two years, commencing from June 1, 2017, with rent paid to CyberLink on a monthly basis. In 2019, 2021,2023 and 2025, Perfect Taiwan renewed this agreement under the same terms as the original agreement, respectively.

On November 26, 2021, Perfect Taiwan entered into another property lease agreement with CyberLink, pursuant to which, Perfect Taiwan will lease premises located on 6F-1, No. 98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan, at a monthly rent of NTD116,530, for the use as office space. The initial lease term was for two years, commencing from December 1, 2021, with rent paid to CyberLink on a monthly basis. In 2023 and 2025, Perfect Taiwan renewed this agreement under the same terms as the original agreement, respectively.

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

Tax Treatment of Class A Ordinary Shares

PFIC Classification

The tax consequences of holding and disposing of your Class A Ordinary Shares depends upon whether we are a passive foreign investment company, or PFIC, for United States federal income tax purposes. For the reasons discussed below, we believe that we were a PFIC in fiscal year 2025 and we may be a PFIC in fiscal year 2026 and future years. However, the determination of whether we are a PFIC is a factual determination that is made annually and thus may be subject to change.

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

Because most of our assets are assets that produce passive income, we believe that we were a PFIC in fiscal year 2025 and we may be a PFIC in fiscal year 2026 and future years. Except as described below under “—Tax Consequences If We Are Not a PFIC,” the discussion below assumes that we are and will continue to be a PFIC, and that your Class A Ordinary Shares will accordingly be subject to the special rules governing stock in a PFIC.

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
For the year ended December 31, 2025, we had $43 thousand of other comprehensive income generated from the exchange differences arising on translation of foreign operations, whereas for the same period in 2024, we had $0.2 million of other comprehensive loss generated from the same.
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
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our CEO and head of finance and accounting, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “— Internal Control over Financial Reporting,” as of December 31, 2025, our disclosure controls and procedures were not effective. We have begun the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our CEO and head of finance and accounting, evaluated the effectiveness of our internal control over financial reporting based on the COSO Criteria. Due to the absence of controls and documentation required by COSO Criteria, resulting in a material weakness as described below under “— Internal Control over Financial Reporting,” our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. Nevertheless, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting
In connection with the preparation of our financial statements for the fiscal year ended December 31, 2025, our management continued to identify material weakness related to lack of controls and documentation required under Section 404. In 2025, there continues to be an absence of controls and documentation pertaining to risk assessment, process narratives, and descriptions of key controls that we rely upon to establish and maintain an effective internal control over financial reporting. Therefore, our management has determined that this material weakness remains as of December 31, 2025. In 2025, our management prioritized the remediation of this material weakness by enhancing the design and documentation of internal controls, including risk assessment processes, process narratives, and descriptions of key controls. As part of these remediation efforts, our management conducted a comprehensive review of the Company’s internal control framework in accordance with the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”), including interviews with relevant departments. Risks and controls were identified across entity-level controls, information technology general controls, and significant business process cycles. Draft risk and control matrices, process narratives and flowcharts were developed to formalize the design and documentation of these controls. During this process, our management, together with its external consultants, determined that certain remediation activities require additional time and resources to complete, including controls that are currently being implemented or that require a sufficient period of operation before management can conclude on their operating effectiveness. The status of these remediation efforts is regularly reported to, and overseen by, the Audit Committee of our board of directors.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting in accordance with the COSO Criteria, as may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Class A Ordinary Shares and Warrants — We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers, Taiwan served as our independent auditor for the fiscal years ended December 31, 2024 and 2025. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	For the Year Ended December 31,
	2024	2025
	(In thousands of US dollars)
Audit Fees(1)	$393	$414
Tax Fees(2)	19	19
Total	$412	$433
________________________________
(1)“Audit fee” represents the aggregate fees for each of the fiscal years listed for professional services rendered by our independent public accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)Tax fees include the aggregate fees in the fiscal period listed for professional services rendered by our principal external auditors for tax compliance and tax advice.
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

2.5	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
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

4.25	2023 Director Equity Incentive Plan (incorporated by reference to Exhibit (d)(21) to the SC TO-I filed on November 27, 2023 (File no. 005-93810)).
4.28	Property Lease Agreement, dated as of May 15, 2024, between ClinJeff Corp. and Perfect Mobile Corp. (English Translation).
4.29	Securities Purchase Agreement, dated as of December 23, 2024, between Farfetch US Holdings, Inc. and Perfect Mobile Corp.
4.30*	Property Lease Agreement, dated as of May 14, 2025, between CyberLink Corp. and Perfect Mobile Corp. (English Translation).
4.31*	Property Lease Agreement, dated as of November 15, 2025, between CyberLink Corp. and Perfect Mobile Corp. (English Translation).
8.1*	List of subsidiaries of Perfect Corp.
11.1	Insider Trading Policy (2024).
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
15.1*	Consent of PricewaterhouseCoopers, Taiwan.
97	Perfect Corp. Clawback Policy.
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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
Date: March 13, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Perfect Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Perfect Corp. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
March 13, 2026
We have served as the Company’s auditor since 2015.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2025
(Expressed in thousands of United States dollars)

		December 31, 2024	December 31, 2025
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$127,121	$125,976
Current financial assets at fair value through profit or loss	6(2)	2,746	—
Current financial assets at amortized cost	6(3)	36,000	36,300
Current contract assets	6(18)	977	968
Accounts receivable	6(4)	7,902	7,567
Other receivables		352	358
Current income tax assets		271	22
Inventories		18	17
Other current assets	6(5)	2,522	2,138
Total current assets		177,909	173,346
Non-current assets
Non-current financial assets at amortized cost	6(3)	—	10,173
Property, plant and equipment	6(6)	554	695
Right-of-use assets	6(7) and 7	485	659
Intangible assets	6(8)	32	4,421
Deferred income tax assets	6(25)	2,047	2,483
Guarantee deposits paid		146	193
Total non-current assets		3,264	18,624
Total assets		$181,173	$191,970
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2024 AND 2025
(Expressed in thousands of United States dollars)

		December 31, 2024	December 31, 2025
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current contract liabilities	6(18)	$17,218	$21,902
Other payables	6(11)	11,656	12,831
Other payables – related parties	7	46	72
Current tax liabilities		649	996
Current provisions	6(12)	1,899	1,061
Current lease liabilities	6(7) and 7	402	444
Other current liabilities		341	359
Total current liabilities		32,211	37,665
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(10)	1,793	419
Deferred income tax liabilities	6(25)(28)	—	488
Non-current lease liabilities	6(7) and 7	108	239
Net defined benefit liability, non-current	6(13)	46	64
Total non-current liabilities		1,947	1,210
Total liabilities		34,158	38,875
Equity
Capital stock	6(15)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(16)
Capital surplus		512,990	514,400
Retained earnings	6(17)
Accumulated deficit		(375,420)	(370,793)
Other equity interest
Other equity interest		(740)	(697)
Total equity		147,015	153,095
Total liabilities and equity		$181,173	$191,970
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Expressed in thousands of United States dollars)

		Years ended December 31
		2023	2024	2025
Items	Notes	Amount	Amount	Amount
Revenue	6(18) and 7	$53,505	$60,202	$69,154
Cost of sales and services	6(13)(23)(24)	(10,400)	(13,258)	(15,630)
Gross profit		43,105	46,944	53,524
Operating expenses	6(4)(6)(7)(8)(13) (23)(24) and 7
Sales and marketing expenses		(25,725)	(28,213)	(30,811)
General and administrative expenses		(11,582)	(8,501)	(6,996)
Research and development expenses		(11,458)	(12,000)	(15,405)
Expected credit losses	6(4)(23) and 12(2)	—	(1,373)	(75)
Impairment loss on goodwill	6(9)	—	—	(1,965)
Total operating expenses		(48,765)	(50,087)	(55,252)
Operating loss		(5,660)	(3,143)	(1,728)
Non-operating income and expenses
Interest income	6(19)	9,498	7,708	6,134
Other income	6(20)	33	55	28
Other gains and losses	6(2)(10)(21)	1,675	(316)	1,319
Finance costs	6(7)(22) and 7	(15)	(18)	(16)
Total non-operating income and expenses		11,191	7,429	7,465
Income before income tax		5,531	4,286	5,737
Income tax benefit (expense)	6(25)	(115)	735	(1,094)
Net income		$5,416	$5,021	$4,643
Other comprehensive income (loss)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit plans	6(13)	$(4)	$31	$(16)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		(116)	(217)	43
Other comprehensive income (loss), net		$(120)	$(186)	$27
Total comprehensive income		$5,296	$4,835	$4,670
Net income attributable to:
Shareholders of the parent		$5,416	$5,021	$4,643
Total comprehensive income attributable to:
Shareholders of the parent		$5,296	$4,835	$4,670
Earnings per share (in dollars)	6(26)
Basic earnings per share of Class A and Class B Ordinary Shares		$0.05	$0.05	$0.05
Diluted earnings per share of Class A and Class B Ordinary Shares		$0.05	$0.05	$0.05
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
	Notes	Capital stock	Additional paid-in capital	Other	Accumulated deficit	Exchange differences arising on translation of foreign operations	Treasury shares	Total
Year 2023
Balance at January 1, 2023		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$181,964
Net income for 2023		—	—	—	5,416	—	—	5,416
Other comprehensive loss for 2023	6(13)	—	—	—	(4)	(116)	—	(120)
Total comprehensive income (loss)		—	—	—	5,412	(116)	—	5,296
Share-based payment transactions	6(14)	—	—	3,210	—	—	—	3,210
Shares repurchased and retired	6(15)(16)	(1,634)	(76,475)	27,235	—	—	(190)	(51,064)
Balance at December 31, 2023		$10,192	$477,734	$32,665	$(380,472)	$(523)	$(190)	$139,406
Year 2024
Balance at January 1, 2024		$10,192	$477,734	$32,665	$(380,472)	$(523)	$(190)	$139,406
Net income for 2024		—	—	—	5,021	—	—	5,021
Other comprehensive income (loss) for 2024	6(13)	—	—	—	31	(217)	—	(186)
Total comprehensive income (loss)		—	—	—	5,052	(217)	—	4,835
Share-based payment transactions	6(14)	—	—	2,774	—	—	—	2,774
Shares retired	6(15)(16)	(7)	(319)	136	—	—	190	—
Balance at December 31, 2024		$10,185	$477,415	$35,575	$(375,420)	$(740)	$—	$147,015
Year 2025
Balance at January 1, 2025		$10,185	$477,415	$35,575	$(375,420)	$(740)	$—	$147,015
Net income for 2025		—	—	—	4,643	—	—	4,643
Other comprehensive income (loss) for 2025	6(13)	—	—	—	(16)	43	—	27
Total comprehensive income		—	—	—	4,627	43	—	4,670
Share-based payment transactions	6(14)	—	—	1,410	—	—	—	1,410
Balance at December 31, 2025		$10,185	$477,415	$36,985	$(370,793)	$(697)	$—	$153,095
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Expressed in thousands of United States dollars)

		Years ended December 31
	Notes	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		$5,531	$4,286	$5,737
Adjustments to reconcile profit (loss)
Depreciation expense	6(6)(7)(23)	638	747	871
Amortization expense	6(8)(23)	75	51	145
Expected credit losses	6(4)(23) and 12(2)	—	1,373	75
Interest income	6(19)	(9,498)	(7,708)	(6,134)
Interest expense	6(7)(22)	15	18	16
Net gains on financial assets at fair value through profit or loss	6(2)(21)	—	—	(51)
Net (gains) losses on financial liabilities at fair value through profit or loss	6(9)(21)	(1,641)	227	(1,532)
Share-based payment transactions	6(14)	3,210	2,774	1,410
Impairment loss on goodwill	6(9)	—	—	1,965
Changes in operating assets and liabilities
Accounts receivable		759	(2,300)	480
Current contract assets		866	1,789	12
Other receivables		3	—	—
Inventories		12	15	—
Other current assets		662	1,514	444
Current contract liabilities		2,366	1,949	4,565
Other payables		1,050	1,362	1,074
Other payables – related parties		(12)	(2)	27
Current provisions		565	(449)	(849)
Other current liabilities		27	80	16
Net defined benefit liability, non-current		3	3	—
Cash inflow generated from operations		4,631	5,729	8,271
Interest received		9,464	7,699	6,122
Interest paid		(15)	(18)	(16)
Income tax paid		(502)	(407)	(1,072)
Net cash flows from operating activities		13,578	13,003	13,305
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	6(2)	—	(2,773)	(6,143)
Proceeds from disposal of financial assets at fair value through profit or loss	6(2)	—	—	8,940
Acquisition of financial assets at amortized cost	6(3)	(196,100)	(80,574)	(82,718)
Proceeds from disposal of financial assets at amortized cost	6(3)	195,800	74,874	72,300
Acquisition of subsidiaries, net of cash acquired	6(28)	—	—	(5,981)
Acquisition of property, plant and equipment	6(6)	(289)	(392)	(425)
Proceeds from disposal of property, plant and equipment	6(6)	—	—	3
Acquisition of intangible assets	6(8)	(33)	(6)	—
Increase in guarantee deposits paid		(15)	(8)	(39)
Net cash flows used in investing activities		(637)	(8,879)	(14,063)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(7)(27)	(435)	(525)	(562)
Payments to acquire treasury shares	6(15)	(51,064)	—	—
Net cash flows used in financing activities		(51,499)	(525)	(562)
Effects of exchange rates changes on cash and cash equivalents		(187)	(349)	175
Net increase (decrease) in cash and cash equivalents		(38,745)	3,250	(1,145)
Cash and cash equivalents at beginning of year		162,616	123,871	127,121
Cash and cash equivalents at end of year		$123,871	$127,121	$125,976
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Expressed in thousands of United States dollars, except as otherwise indicated)
1.    History and Organization
Perfect Corp. (the “Company” or “Perfect”), is a Cayman Islands exempted company with limited liability, which was incorporated on February 13, 2015 with registered address PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (collectively referred to herein as the “Group”) are SaaS technology companies offering AR/AI solution dedicated to the beauty and fashion industry as well as mobile applications to consumers. The principal place of business is at 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.
On October 28, 2022, the Company consummated a previously announced merger transaction pursuant to the business combination agreement dated as of March 3, 2022, and the Company became a publicly traded company on the New York Stock Exchange (“NYSE”) on October 31, 2022. The merger transaction (“2022 Business Combination”) pursuant to the business combination agreement was accounted for as a recapitalization.
On December 23, 2024, Perfect Mobile Corp. (Taiwan), the Company’s wholly owned subsidiary, entered into a securities purchase agreement with Farfetch US Holdings, Inc. (“Farfetch”), pursuant to which, Perfect Mobile Corp. (Taiwan) agreed to acquire 100% of the issued and outstanding equity interests in Wannaby Inc. (“Wannaby”), a digital company known for its virtual try-on technology and digitalization solutions for the fashion industry. This acquisition enables the Group to expand its offerings into new luxury market segments, including shoes, bags and apparel.
On January 7, 2025, the Group completed the acquisition of Wannaby (“2025 Business Combination”) for $6,473. As a result of transaction, Wannaby, along with its wholly owned subsidiary, Wannaby UAB, became an indirect wholly owned subsidiary of Perfect.
2.    The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization
These consolidated financial statements were authorized for issuance by the Board of Directors on March 13, 2026.
3.    Application of New Standards, Amendments and Interpretations
3(1)    New and amended International Financial Reporting Standards (“IFRS Accounting Standards”) adopted by the Group
New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2025 are as follows:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
The above standards and interpretations had no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.
3(2)    New and amended IFRS Accounting Standards not yet adopted
New standards, interpretations and amendments which have been published by IASB but are not mandatory for the financial period ended December 31, 2025 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Specific provisions of Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
Amendments to IFRS 9 and IFRS 7, ‘Contracts referencing nature-dependent electricity’	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
Amendments to IAS 21, ‘Translation to a Hyperinflationary Presentation Currency’	January 1, 2027
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
4.    Summary of Material Accounting Policies
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
B.The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.
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
B.Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	December 31, 2024	December 31, 2025
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities.	100%	100%
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and service center for sales of AR/AI SaaS solution.	100%	100%
Perfect Mobile Corp. (Taiwan)	Wannaby Inc.	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	Not applicable	100% (Note)
Wannaby Inc.	Wannaby UAB	Design and development of AR/AI SaaS solution and mobile applications.	Not applicable	100% (Note)
Note: As a result of 2025 Business Combination, Wannaby, along with its wholly owned subsidiary, Wannaby UAB, became an indirect wholly owned subsidiary of Perfect.
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
(c)Assets that are expected to be realized within twelve months from the reporting period;
(d)Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to settle liabilities for at least twelve months after the reporting period.
B.Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:
(a)Liabilities that are expected to be settled within the normal operating cycle;
(b)Liabilities arising mainly from trading activities;
(c)Liabilities that are to be settled within twelve months after the reporting period;
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
4(15)    Intangible assets
A.Goodwill
Goodwill arises in a business combination accounted for by applying the acquisition method.
B.Unpatented technology
Unpatented technology is acquired in a business combination and recognized at its fair value on the acquisition date. It is amortized on a straight-line basis over its estimated useful life of 15 years.
C.Computer software
Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 3 years.

D.Other intangible assets, mainly composed of royalties paid for program source code and intellectual property rights, are amortized on a straight-line basis over their estimated useful lives of 3 years.
4(16)    Impairment of non-financial assets
A.The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. Except for goodwill, when the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.
B.The recoverable amounts of goodwill are evaluated periodically. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment loss of goodwill previously recognized in profit or loss shall not be reversed in the following years.
C.For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is/are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the lowest level of cash-generating units (CGU) within the entity, and this level does not exceed that of an operating segment.
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
As part of 2022 Business Combination, warrants were converted to Perfect Warrants, and as part of 2025 Business Combination, an earnout payment based on defined revenue shall be paid to Farfetch. These warrants and the earnout are classified as financial liabilities measured at fair value through profit or loss.
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
E.Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current income tax assets against current income tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.
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
4(25)    Revenue recognition
A.The Group has two major revenue streams: (1) Licensing; (2) AR/AI cloud solutions and Subscription which constitute our core SaaS solutions.
B.In terms of Licensing, it could be divided into the following two categories:
(a)Designing and developing apps to brand customers
The Group delivers services based on customers’ requests. Once the customer accepts and the customized apps or licenses have been transferred, no further upgrade or revise service would be made by the Group. The customer receives and consumes the benefits provided by the Group at the point the customized apps or licenses have been transferred to them. Those services are only created for the specific customer without alternative use to the Group, as a result, revenue is recognized at a point in time when the customized apps or licenses are transferred to the customers.
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
D.In addition to the two major revenue streams mentioned above, the Group generates additional revenue from (1) virtual points: the Group provides AI-powered functionalities to customers through the Apple App Store, Google Play Store, and the Group’s website. Customers may purchase virtual points, which can subsequently be redeemed for AI-powered services available through the Group’s applications or website, such as AI-driven image and video generation. The Group currently offers both pay-as-you-go purchase options and subscription-based plans (monthly or yearly) for its AI-powered services. The Apple App Store and Google Play Store act as platform providers that facilitate the distribution of the Group’s applications. The Group is considered the principal in providing virtual points and the related AI-powered services, as it is primarily responsible for fulfilling the services to customers and has discretion in establishing pricing. Platform providers charge commissions based on revenue generated from virtual point transactions, which are recognized as cost of sales and services. Virtual points represent a prepayment for future AI-powered services and are initially recorded as contract liabilities. Control of the AI-powered services transfers to the customer when virtual points are redeemed, at which point the related performance obligation is satisfied. Accordingly, revenue is recognized at a point in time upon redemption of virtual points; (2) advertisements displayed in it apps through advertisement network service providers (ad networks). The consideration of such service is determined based on the frequency of click or impression (usage-based) of the advertisement, which is treated as variable consideration. The number of advertisements is delivered and the associated fees are tracked on a daily basis, and the Group recognized revenue on a monthly basis based on the daily collected information.
E.When the Group enters into contracts which contain multiple performance obligations through B to D, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group sells a good or service separately to a customer.
4(26)    Cost of sales and services
Cost of sales and services primarily consists of costs related to platform commission fees paid to platform owners, payroll costs directly related to sales and services activities, AI server computing cost, accrued provision and costs of sales for products.

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
The Group’s CEO evaluates the business on a consolidated basis and does not review financial information at any lower level. As a result, the Group operates as one operating segment and reports a single reportable operating segment.

5.    Critical Accounting Judgments, Estimates and Key Sources of Assumption Uncertainty
The preparation of these consolidated financial statements requires management to make critical judgments in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:
5(1)    Critical judgments in applying the Group’s accounting policies:
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
5(2)    Critical accounting estimates and assumptions:
A.Realizability of deferred tax assets
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Assessment of the realizability of deferred tax assets involves critical accounting judgments and estimates of the management, including the assumptions of expected future revenue growth rate and profit rate, available tax credits, tax planning, etc. Any variations in global economic environment, industrial environment, and laws and regulations might cause material adjustments to deferred tax assets.
As of December 31, 2025, the Group recognized deferred tax assets amounting to $2,483.
B.Impairment assessment of goodwill
The impairment assessment of goodwill relies on the Group’s subjective judgment, including identifying cash-generating units, allocating assets and liabilities as well as goodwill to related cash-generating units, and determining the recoverable amounts of related cash-generating units. Please refer to Note 6(8) for the information of goodwill impairment.
As of December 31, 2025, the Group recognized goodwill, net of impairment loss, amounting to $2,774.

6.    Details of Significant Accounts
6(1)    Cash and cash equivalents

	December 31, 2024	December 31, 2025
Checking accounts	$3,651	$3,006
Demand deposits	17,246	25,010
Time deposits	106,000	97,700
Others	224	260
	$127,121	$125,976
A.The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote. As of December 31, 2025, the majority of our cash and cash equivalents, 88%, are denominated in U.S. Dollars.
B.The Group has no cash and cash equivalents pledged to others.
6(2)    Financial assets at fair value through profit or loss

	December 31, 2024	December 31, 2025
Current items:
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$2,746	$—
A.Amounts recognized in profit or loss in relation to financial assets at fair value through profit or loss are as follows:

	Years ended December 31,
	2023	2024	2025
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$—	$—	$51
B.The Group has no financial assets at fair value through profit or loss pledged to others.
C.Information relating to credit risk of financial assets at fair value through profit or loss is provided in Note 12(2).
6(3)    Financial assets at amortized cost

	December 31, 2024	December 31, 2025
Current items:
Time deposits with maturities over three months	$36,000	$36,300
Non-current items:
US Treasury	$—	$10,173

A.Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Years ended December 31,
	2023	2024	2025
Interest income from financial assets at amortized cost	$5,309	$1,898	$1,541
B.The counterparties of the Group's time deposits are financial institutions with high credit quality, so the Group expects that the probability of counterparty default is remote. As of December 31, 2025, 100% of current financial assets at amortized cost are denominated in U.S. Dollars.
C.As at December 31, 2024 and 2025, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was $36,000 and $46,473, respectively.
D.The Group has no financial assets at amortized cost pledged to others.
E.Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(4)    Accounts receivable

	December 31, 2024	December 31, 2025
Accounts receivable	$8,168	$7,748
Less: Allowance for expected credit losses (Note)	(266)	(181)
	$7,902	$7,567
Note. For movements in the allowance for expected credit losses, please refer to Note 12(2) Credit risk for details.
A.The aging analysis of accounts receivable is as follows:

	December 31, 2024	December 31, 2025
Not past due	$7,535	$7,124
Up to 30 days	261	75
31 to 90 days	213	149
91 to 180 days	65	286
Over 181 days	94	114
Less: Allowance for expected credit losses	(266)	(181)
	$7,902	$7,567
The above aging analysis was based on days overdue.
B.As at December 31, 2024 and 2025, accounts receivable were all from contracts with customers. And as at January 1, 2024, the balance of receivables from contracts with customers amounted to $6,992.
C.As at December 31, 2024 and 2025, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $7,902 and $7,567, respectively.
D.The Group has no accounts receivable pledged to others.
E.Information relating to credit risk of accounts receivable is provided in Note 12(2).

6(5)    Other current assets

	December 31, 2024	December 31, 2025
Prepaid expenses	$2,433	$2,041
Others	89	97
	$2,522	$2,138
6(6)    Property, plant and equipment

	2024
	Leasehold improvements	Machinery	Office equipment	Total
At January 1
Cost	$675	$729	$53	$1,457
Accumulated depreciation	(553)	(488)	(36)	(1,077)
	$122	$241	$17	$380
Opening net book amount	$122	$241	$17	$380
Additions	69	323	—	392
Depreciation expense	(70)	(142)	(6)	(218)
Closing net book amount	$121	$422	$11	$554
At December 31
Cost	$744	$1,052	$53	$1,849
Accumulated depreciation	(623)	(630)	(42)	(1,295)
	$121	$422	$11	$554

	2025
	Leasehold improvements	Machinery	Office equipment	Total
At January 1
Cost	$744	$1,052	$53	$1,849
Accumulated depreciation	(623)	(630)	(42)	(1,295)
	$121	$422	$11	$554
Opening net book amount	$121	$422	$11	$554
Additions	—	422	3	425
Acquired from business combinations	—	28	—	28
Cost of disposals	—	(14)	—	(14)
Accumulated depreciation on disposals	—	11	—	11
Depreciation expense	(83)	(223)	(4)	(310)
Net exchange differences	—	1	—	1
Closing net book amount	$38	$647	$10	$695
At December 31
Cost	$744	$1,568	$56	$2,368
Accumulated depreciation	(706)	(921)	(46)	(1,673)
	$38	$647	$10	$695
Note. Business combinations please refer to Note 6(28) for details.

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
B.Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China, France and Lithuania.
C.The movements of right-of-use assets of the Group are as follows:

	2024
	Buildings	Business vehicles	Total
At January 1
Cost	$942	$202	$1,144
Accumulated depreciation	(237)	(60)	(297)
	$705	$142	$847
Opening net book amount	$705	$142	$847
Additions	82	85	167
Depreciation expense	(422)	(107)	(529)
Closing net book amount	$365	$120	$485
At December 31
Cost	$1,024	$287	$1,311
Accumulated depreciation	(659)	(167)	(826)
	$365	$120	$485

	2025
	Buildings	Business vehicles	Total
At January 1
Cost	$1,024	$287	$1,311
Accumulated depreciation	(659)	(167)	(826)
	$365	$120	$485
Opening net book amount	$365	$120	$485
Additions	620	123	743
Cost of derecognition	—	(151)	(151)
Derecognized accumulated depreciation	—	143	143
Depreciation expense	(439)	(122)	(561)
Closing net book amount	$546	$113	$659
At December 31
Cost	$1,644	$259	$1,903
Accumulated depreciation	(1,098)	(146)	(1,244)
	$546	$113	$659

D.Lease liabilities relating to lease contracts:

	December 31, 2024	December 31, 2025
Total lease liabilities	$510	$683
Less: current portion (shown as ‘current lease liabilities’)	(402)	(444)
	$108	$239
E.The information on profit and loss accounts relating to lease contracts is as follows:

	Years ended December 31,
	2023	2024	2025
Items affecting profit or loss
Interest expense on lease liabilities	$15	$18	$16
Expense on short-term lease contracts	352	348	306
	$367	$366	$322
F.For the years ended December 31, 2023, 2024 and 2025, the Group’s total cash outflow for leases were $802, $891 and $884, respectively, including the interest expense on lease liabilities amounting to $15, $18 and $16, expense on short-term lease contracts amounting to $352, $348 and $306, and repayments of principal portion of lease liabilities amounting to $435, $525 and $562, respectively.
6(8)    Intangible assets

	2024
	Software	Other intangible assets	Total
At January 1
Cost	$137	$89	$226
Accumulated amortization	(68)	(81)	(149)
	$69	$8	$77
Opening net book amount	$69	$8	$77
Additions	6	—	6
Cost of disposals	(29)	(74)	(103)
Accumulated amortization on disposals	29	74	103
Amortization charge	(46)	(5)	(51)
Closing net book amount	$29	$3	$32
At December 31
Cost	$114	$15	$129
Accumulated amortization	(85)	(12)	(97)
	$29	$3	$32

	2025
	Goodwill	Unpatented technology	Software	Other intangible assets	Total
At January 1
Cost	$—	$—	$114	$15	$129
Accumulated amortization and impairment	—	—	(85)	(12)	(97)
	$—	$—	$29	$3	$32
Opening net book amount	$—	$—	$29	$3	$32
Acquired from business combinations	4,739	1,760	—	—	6,499
Cost of disposals	—	—	(43)	(15)	(58)
Accumulated amortization on disposals	—	—	43	15	58
Amortization charge	—	(117)	(25)	(3)	(145)
Impairment loss	(1,965)	—	—	—	(1,965)
Closing net book amount	$2,774	$1,643	$4	$—	$4,421
At December 31
Cost	$4,739	$1,760	$71	$—	$6,570
Accumulated amortization and impairment	(1,965)	(117)	(67)	—	(2,149)
	$2,774	$1,643	$4	$—	$4,421
Note. Business combinations please refer to Note 6(28) for details.
A.Details of amortization on intangible assets are as follows:

	Years ended December 31,
	2023	2024	2025
Cost of sales and services	$—	$—	$117
Research and development expenses	75	51	28
	$75	$51	$145
B.Please refer to 6(9) Impairment of non-financial assets for the impairment loss on goodwill.
6(9)    Impairment of non-financial assets
A.The Group recognized impairment loss for the year ended December 31, 2025 was $1,965. Details of such loss is as follow:

	Year ended December 31, 2025
	Recognized in profit or loss	Recognized in other comprehensive income
Impairment loss on goodwill	$1,965	$—
B.Goodwill is allocated to the Group’s cash‑generating units that are expected to benefit from the acquisition. Management assessed the expected synergies and concluded that they were limited to Wannaby only. Accordingly, the goodwill arising from the acquisition of Wannaby was fully allocated to the Wannaby cash-generating unit, which represents the smallest identifiable group of assets that generates cash inflows largely independent from other assets or groups of assets.
Subsequent to the acquisition, the Group’s business of serving brand customers in the fashion industries continued to be affected by a challenging macroeconomic environment, including cautious spending and longer decision cycles, the actual growth in Wannaby’s operating revenue was not as expected. Based on the Group’s assessment, an impairment loss of $1,965 was recognized for the goodwill due to the recoverable amount being less than the carrying amount.
The recoverable amount was determined based on value-in-use calculations. These calculations use after-tax cash flow projections based on financial budgets covering a five-year period.
Management determined budgeted gross margin based on past performance and its expectations of market development. The perpetual growth rate applied is 2%, and the discount rate used is 20.2% (pre-tax), reflecting the specific risks associated with the relevant CGU. The value in use of the Wannaby CGU is sensitive to changes in the discount rate. A 0.5% decrease (increase) in the discount rate would increase (decrease) the value in use by approximately $170 ($161), respectively.

	Discount rates
	Decrease 0.5%	Increase 0.5%
December 31, 2025
Effects on value in use	$170	$(161)
6(10)    Financial liabilities at fair value through profit or loss

	December 31, 2024	December 31, 2025
Financial liabilities designated as at fair value through profit or loss
Non-current items:
Warrant liabilities	$1,793	$419
A.    Amounts recognized in profit or loss in relation to financial liabilities at fair value through profit or loss are as follows:

	Years ended December 31,
	2023	2024	2025
Net gains (losses) recognized in profit or loss
Warrant liabilities	$1,641	$(227)	$1,374
Earnout liabilities (Note)	—	—	158
	$1,641	$(227)	$1,532
The amounts presented above are recognized under “Gains (losses) on financial liabilities at fair value through profit or loss” and included within other gains and losses. See Note 6(21) for further details and reconciliation.
Note: Earnout liabilities please refer to Note 6(28) for details of business combinations.
B.    Warrant liabilities
(a)Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.

(b)As of December 31, 2025 there were 20,850 thousand warrants outstanding, consisting of 20,850 thousand Public Warrants, each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.
(c)For the year ended December 31, 2025 and 2024, no additional warrants were issued, exercised, forfeited or expired..
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
(e)Redemption of warrants when the price per Perfect Class A Ordinary Share equals or exceeds $10.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at $0.10 (in dollars) per warrant upon a minimum of 30 days’ prior written notice of redemption (iii) provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of Perfect Class A Ordinary Shares (iv) if, and only if, the Reference Value equals or exceeds $10.00 (in dollars) per share and (v) if the Reference Value is less than $18.00 (in dollars) per share.
6(11)    Other payables

	December 31, 2024	December 31, 2025
Employee bonus	$4,593	$5,325
Payroll	2,441	2,958
Promotional fees	1,496	1,759
Platform fees	969	951
Professional service fees	1,198	756
Remuneration to directors	115	115
Sales VAT payables	204	157
Post and telecommunications expenses	271	291
Others	369	519
	$11,656	$12,831

6(12)    Provisions

	2024	2025
	Warranty	Warranty
At January 1	$2,394	$1,899
Additional provisions	581	405
Used during the year	(1,030)	(1,254)
Net exchange differences	(46)	11
At December 31	$1,899	$1,061
Analysis of total provisions:

	December 31, 2024	December 31, 2025
Current	$1,899	$1,061
The Group enters into the contracts with customers with warranties on services provided. The warranties (loss indemnification) provide customers with assurance that the related services will function as mutually agreed. Provision for warranty is estimated based on historical warranty data, other known events and management’s judgment. The Group recognizes such expenses within ‘Cost of sales and services’ when related services are provided. Any changes in industry circumstances might affect the provisions. Provisions are settled when the payment is actually claimed.
6(13)    Pensions
A.Defined benefit plan
(a)The Group’s subsidiary, Perfect Mobile Corp. (Taiwan), was incorporated in Taiwan, which has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular foreign employees’ service years. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Perfect Mobile Corp. (Taiwan) contributes to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, Perfect Mobile Corp. (Taiwan) would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Perfect Mobile Corp. (Taiwan) will fund the deficit by the following March.
(b)The amounts recognized in the balance sheet are as follows:

	December 31, 2024	December 31, 2025
Present value of defined benefit obligations	$(61)	$(83)
Fair value of plan assets	15	19
Net defined benefit liability	$(46)	$(64)

(c)Movements in net defined benefit liability are as follows:

	2024
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At January 1	$(92)	$13	$(79)
Current service cost	(4)	—	(4)
Interest (expense) income	(1)	—	(1)
	(97)	13	(84)
Remeasurements:
Return on plan assets	—	1	1
Change in demographic assumptions	5	—	5
Change in financial assumptions	5	—	5
Experience adjustments	20	—	20
	30	1	31
Pension fund contribution	—	2	2
Net exchange differences	6	(1)	5
At December 31	$(61)	$15	$(46)

	2025
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At January 1	$(61)	$15	$(46)
Current service cost	(1)	—	(1)
Interest (expense) income	(1)	—	(1)
	(63)	15	(48)
Remeasurements:
Return on plan assets	—	1	1
Change in demographic assumptions	(4)	—	(4)
Change in financial assumptions	(4)	—	(4)
Experience adjustments	(9)	—	(9)
	(17)	1	(16)
Pension fund contribution	—	2	2
Net exchange differences	(3)	1	(2)
At December 31	$(83)	$19	$(64)
(d)The Bank of Taiwan was commissioned to manage the Fund of Perfect Mobile Corp. (Taiwan)’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. Perfect Mobile Corp. (Taiwan) has no right to participate in managing and operating that fund and hence Perfect

Mobile Corp. (Taiwan) is unable to disclose the classification of plan assets fair value in, accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2024 and 2025 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.
(e)The principal actuarial assumptions used were as follows:

	Years ended December 31,
	2024	2025
Discount rate	1.80%	1.55%
Future salary increases	3.00%	3.00%
Future mortality rate was estimated based on the 6th Taiwan Standard Ordinary Experience Mortality Table.
Because the main actuarial assumption may change (mainly on discount rate and future salary increase rate), the present value of defined benefit obligation is affected. The analysis was as follows:

	Discount rate		Future salary increases
	Increase	Decrease	Increase	Decrease
	0.25%	0.25%	0.25%	0.25%
December 31, 2024
Effect on present value of defined benefit obligation	$(3)	$4	$4	$(3)
December 31, 2025
Effect on present value of defined benefit obligation	$(4)	$5	$5	$(4)
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
(f)Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2026 amount to $7.
(g)As of December 31, 2025, the weighted average duration of the retirement plan is 22 years. The expected timing of the future pension payment was as follows:

Within 1 year	$—
1-5 year(s)	—
Over 5 years	118
$118
B.Defined contribution plans
(a)Perfect Mobile Corp. (Taiwan) has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act, covering all regular employees with R.O.C. nationality. Under the New Plan, Perfect Mobile Corp. (Taiwan) contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum when employees retire.

(b)The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the years ended December 31, 2023, 2024 and 2025 were $527, $567, and $673, respectively.
(c)The pension costs under local government law of other foreign subsidiaries for the years ended December 31, 2023, 2024 and 2025 were $175, $182, and $180, respectively.
6(14)    Share-based payment
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
(a)For the years ended December 31, 2024 and 2025, the Group’s Share Incentive Plan’s terms and condition are as follows:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2024		2025
	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)
Options outstanding at January 1	4,073	$4.47	3,877	$4.44
Options granted	50	2.21	35	1.84
Options forfeited	(246)	4.48	(214)	4.50
Options outstanding at December 31	3,877	4.44	3,698	4.42
Options exercisable at December 31	894	3.95	2,230	4.37
(c)As of December 31, 2024 and 2025, the range of exercise prices of stock options outstanding were $2.13 ~ $7.20 and $1.84 ~ $7.20 (in dollars) per share, respectively; the weighted-average remaining contractual period was 2.06 ~ 4.98 years and 1.06 ~ 4.33 years, respectively.

(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Grant date	Units granted (in thousands)	Stock price per share (in dollars)	Exercise price per share (in dollars)	Expected price volatility (Note ii)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per unit (in dollars)
Share Incentive Plan	2022.01.21 (Note i)	2,143	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.01.03	8	7.20	7.20	64.85%	3.87	0.00%	4.07%	3.7198
	2023.05.23	2,260	4.93	4.93	69.15%	3.88	0.00%	3.90%	2.6615
	2023.08.21	7	4.00	3.916	70.65%	3.88	0.00%	4.64%	2.2411
	2023.11.02	5	2.43	2.43	70.37%	3.88	0.00%	4.77%	1.3487
	2024.05.27	5	2.13	2.13	72.67%	3.88	0.00%	4.65%	1.2069
	2024.12.23	45	2.26	2.22	74.64%	3.87	0.00%	4.46%	1.3100
	2025.05.01	35	1.84	1.84	79.57%	3.88	0.00%	3.77%	1.0973
Note i: Stock price, exercise price and fair value of stock option granted on January 21, 2022 were adjusted in connection with the recapitalization. All amounts in the table are presented on a consistent adjusted basis.
Note ii: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.
B.Expenses incurred on share-based payment transactions are shown below:

	Years ended December 31,
	2023	2024	2025
Equity settled	$3,268	$2,774	$1,410
C.In 2022, the Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. In the future, the Group may compensate directors either entirely in cash or partially in cash and partially in equity.
D.Shareholder Earnout
In connection with the merger transaction in 2022, the Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the business combination agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively. None of these conditions had been met in the period up through December 31, 2025.
Shareholder Earnout Shares are considered a potential contingent payment agreement with Shareholders, based on a market condition without link to service. The expense related to these instruments was previously recorded in connection with the merger in 2022.
E.Sponsor Earnout
In connection with the business combination agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor

Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through December 31, 2025.
6(15)    Share capital
A.As of December 31, 2025, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,185, including 85,060 thousand Class A Ordinary Shares after the retirement of 16,388 thousand treasury shares and 27 thousand shares surrendered by a shareholder, and 16,789 thousand Class B Ordinary Shares. All proceeds from shares issued have been collected.
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
B.Movements for the Company’s share capital are as follows:

		Perfect Class A Ordinary Shares		Perfect Class B Ordinary Shares		Total
	Note	Shares (in thousand)	Amount	Shares (in thousand)	Amount	Amount
At January 1, 2023		101,475	$10,147	16,789	$1,679	$11,826
Shares retired	(b)	(16,347)	(1,634)	—	—	(1,634)
At December 31, 2023	(a)	85,128	8,513	16,789	1,679	10,192
Shares retired	(b)	(68)	(7)	—	—	(7)
At December 31, 2024	(a)	85,060	8,506	16,789	1,679	10,185
At December 31, 2025		85,060	$8,506	16,789	$1,679	$10,185
(a)As of December 31, 2023, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,192, consisting of 85,128 thousand Class A Ordinary Shares and 16,789 thousand Class B Ordinary Shares with a par value of $0.1 (in dollars) per share. All proceeds from shares issued have been collected.

As of December 31, 2024, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,185, consisting of 85,060 thousand Class A Ordinary Shares and 16,789 thousand Class B Ordinary Shares with a par value of $0.1 (in dollars) per share. All proceeds from shares issued have been collected.
(b)On October 26, 2023, the Company completed the retirement of 191 thousand of Class A Ordinary shares. These retired shares were acquired as part of the share repurchase plan announced on May 4, 2023.
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
The reconciliation of the capital surplus due to shares repurchased and retired is provided in Note 6(16).
C.Share Repurchase Plan
On May 4, 2023, the Board of Directors approved a share repurchase plan authorizing the Company may repurchase up to $20,000 of its Class A Ordinary shares over the next 12-month period. During this plan, the Company repurchased 259 thousand of Class A Ordinary shares with a total consideration amounting to $1,064. The Company retired 191 thousand shares repurchased from this plan in 2023 and retired the remaining of 68 thousand shares in 2024.
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
6(16)    Capital surplus
Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

The following tables illustrates the detail of capital surplus:

	December 31, 2024	December 31, 2025
Additional paid-in capital	$477,415	$477,415
Other:
Employees’ stock option cost	8,204	9,614
Retirement of treasury shares	27,371	27,371
Subtotal	35,575	36,985
	$512,990	$514,400
6(17)    Accumulated deficits
Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.
6(18)    Revenue

	Years ended December 31,
	2023	2024	2025
Revenue from contracts with customers	$53,505	$60,202	$69,154
A.Disaggregation of revenue from contracts with customers
(a)The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

2023	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$24,992	$4,937	$13,777	$8,553	$1,246	$53,505
Timing of revenue recognition:
At a point in time	$4,380	$1	$1,555	$1,530	$122	$7,588
Over time	20,612	4,936	12,222	7,023	1,124	45,917
	$24,992	$4,937	$13,777	$8,553	$1,246	$53,505

2024	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$25,142	$6,669	$16,586	$10,109	$1,696	$60,202
Timing of revenue recognition:
At a point in time	$2,751	$119	$1,116	$1,858	$273	$6,117
Over time	22,391	6,550	15,470	8,251	1,423	54,085
	$25,142	$6,669	$16,586	$10,109	$1,696	$60,202

2025	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$25,978	$8,285	$20,284	$12,021	$2,586	$69,154
Timing of revenue recognition:
At a point in time	$3,275	$156	$1,717	$2,250	$89	$7,487
Over time	22,703	8,129	18,567	9,771	2,497	61,667
	$25,978	$8,285	$20,284	$12,021	$2,586	$69,154
Note. “Americas_Others” includes North and South America, excluding the United States.
(b)Alternatively, the disaggregation of revenue could also be distinct as follows:

	Years ended December 31,
	2023	2024	2025
AR/AI cloud solutions and Subscription	$44,755	$53,795	$61,071
Licensing	7,546	5,220	5,308
Others	1,204	1,187	2,775
	$53,505	$60,202	$69,154
(c)The revenue generated from AR/AI cloud solutions was $18,238, $17,192, and $16,768 for the years ended December 31, 2023, 2024 and 2025, respectively.
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

	December 31, 2024	December 31, 2025
Contract assets:
Unbilled revenue	$977	$968
Contract liabilities:
Advance sales receipts	$17,218	$21,902
(b)Revenue recognized that was included in the contract liability balance at the beginning of the period

	Years ended December 31,
	2023	2024	2025
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$12,738	$15,270	$17,161
(c)Unsatisfied contracts
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2024 and 2025, amounting to $ 26,675 and $ 29,926, respectively. The Group expects that 93% of the transaction price allocated to the unsatisfied contracts as of December 31, 2025, are expected to be recognized as revenue less than one year. The remaining 7% is expected to be recognized as revenue from 2027 to 2029.
6(19)    Interest income

	Years ended December 31,
	2023	2024	2025
Interest income from bank deposits	$4,188	$5,799	$4,592
Interest income from financial assets at amortized cost	5,309	1,898	1,541
Others	1	11	1
	$9,498	$7,708	$6,134
The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.
6(20)    Other income

	Years ended December 31,
	2023	2024	2025
Subsidy from government	$21	$34	$22
Others	12	21	6
	$33	$55	$28
6(21)    Other gains and losses

	Years ended December 31,
	2023	2024	2025
Foreign exchange gains (losses)	$34	$(89)	$(265)
Gains on financial assets at fair value through profit or loss	—	—	51
Gains (losses) on financial liabilities at fair value through profit or loss	1,641	(227)	1,532
Others	—	—	1
	$1,675	$(316)	$1,319
Please refer to Note 6(2) for details of gains on financial assets at fair value through profit or loss and Note 6(10) for details of gains (losses) on financial liabilities at fair value through profit or loss.
6(22)    Finance costs

	Years ended December 31,
	2023	2024	2025
Interest expense – lease liabilities	$15	$18	$16

6(23)    Costs and expenses by nature

	Years ended December 31,
	2023	2024	2025
Cost of goods sold	$3	$13	$—
Employee benefit expenses	27,956	28,237	31,782
Platform fees	8,708	11,671	13,997
Promotional fees	9,565	11,531	13,649
Professional service fees	6,888	4,748	3,278
Impairment loss on goodwill	—	—	1,965
Insurance expenses	2,102	1,417	1,066
Warranty cost	677	581	405
Depreciation of right-of-use assets	441	529	561
Depreciation of property, plant and equipment	197	218	310
Amortization of intangible assets	75	51	145
Expected credit losses	—	1,373	75
Others	2,553	2,976	3,649
	$59,165	$63,345	$70,882
Please refer to Note 6(9) for details of impairment loss on goodwill.
6(24)    Employee benefit expenses

	Years ended December 31,
	2023	2024	2025
Wages and salaries	$21,263	$21,814	$26,660
Remuneration to directors	553	600	600
Employee insurance fees	1,349	1,409	1,487
Pension costs	707	754	855
Employee stock options	3,268	2,774	1,410
Other personnel expenses	816	886	770
	$27,956	$28,237	$31,782

6(25)    Income tax
A.Income tax expense

	Years ended December 31,
	2023	2024	2025
Current income tax:
Current tax expense recognized for the current period	$144	$1,076	$1,248
Tax on undistributed surplus earnings	—	—	73
Prior year income tax underestimation	—	6	242
Total current tax	144	1,082	1,563
Deferred income tax:
Origination and reversal of temporary differences	(29)	(1,817)	(469)
Total deferred income tax	(29)	(1,817)	(469)
Income tax expense (benefit)	$115	$(735)	$1,094
B.Reconciliation between income tax expense and accounting loss:

	Years ended December 31,
	2023	2024	2025
Tax calculated based on profit (loss) before tax and statutory tax rate (Note i)	$(221)	$29	$(87)
Effects from items disallowed by tax regulation	18	24	54
Effects from non-deductible offshore income tax	6	6	11
Temporary difference not recognized as deferred income tax assets	702	94	389
Prior year income tax underestimation	—	6	242
Taxable loss not recognized as deferred income tax assets	1,732	1,842	925
Effect from investment tax credits (Note iii)	—	(357)	(480)
Change in assessment of realization of deferred income tax assets (Note ii)	(2,139)	(2,377)	(26)
Tax on undistributed earnings	—	—	73
Effects from other states apart from where United States subsidiary registered	8	8	8
Others	9	(10)	(15)
Income tax (benefit) expense	$115	$(735)	$1,094
Note i: As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.0%. Hence, there was no tax impact to the Company. The difference between the Company’s domestic statutory income tax rate and its income tax expense is due to the effect of the tax rates in the other jurisdictions in which the Group operates. The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Group entities operate.
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
Note iii: The Taiwan subsidiary is profitable and has utilized part of the investment tax credits.

The following table illustrates the statutory tax rates for significant jurisdictions that the Company operates:

	Years ended December 31,
Jurisdictions	2023	2024	2025
United States (Federal/State)	21%/8.84%	21%/8.84%	21%/8.84%
Japan	34.60%	36.86%	34.60%
Taiwan	20%	20%	20%
C.Amounts of deferred income tax assets or liabilities as a result of temporary differences and tax losses are as follows:

	2024
	January 1	Recognized in profit or loss	Net exchange differences	Business Combination	December 31
Deferred income tax assets:
– Temporary differences:
Unrealized expenses	$256	$1,820	$(26)	$—	$2,050
Allowance for bad debts	—	13	—	—	13
Unrealized exchange losses	—	(14)	—	—	(14)
Others	1	(2)	(1)	—	(2)
	$257	$1,817	$(27)	$—	$2,047

	2025
	January 1	Recognized in profit or loss	Net exchange differences	Business Combination	December 31
Deferred income tax assets:
– Temporary differences:
Unrealized expenses	$2,050	$217	$2	$—	$2,269
Allowance for bad debts	13	(12)	—	—	1
Unrealized exchange losses	(14)	2	—	—	(12)
Others	(2)	227	—	—	225
	$2,047	$434	$2	$—	$2,483
Deferred income tax liabilities:
– Temporary differences:
Unpatented technology	$—	$35	$—	$(523)	$(488)

D.Expiration dates of unused taxable losses primarily originating from the losses of U.S. subsidiary, and amounts of unrecognized deferred income tax assets are as follows:

	December 31, 2025
Year incurred	Amount filed/assessed	Unused amount	Unrecognized deferred income tax assets	Expiry year
2016	$4,867	$4,043	$4,043	2036
2017	3,601	3,601	3,601	2037
2018	1,888	1,888	1,888	no expiration
2021	6,416	6,416	6,416	no expiration
2022	4,094	4,094	4,094	2027~no expiration
2023	9,355	9,342	9,342	2028~no expiration
2024	9,274	9,274	9,274	2029~no expiration
2025	2,980	2,980	2,980	2030~no expiration
	$42,475	$41,638	$41,638
E.The amounts of deductible temporary difference that are not recognized as deferred income tax assets are as follows:

	December 31, 2024	December 31, 2025
Deductible temporary differences	$769	$7,385
6(26)    Earnings per share

	Year ended December 31, 2023
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$5,416	118,024	$0.05
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$5,416	118,024	$0.05

	Year ended December 31, 2024
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$5,021	101,849	$0.05
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$5,021	101,849	$0.05

	Year ended December 31, 2025
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$4,643	101,849	$0.05
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$4,643	101,849	$0.05
Note. Warrant liabilities, Employee stock options, Shareholder Earnout and Sponsor Earnout were excluded from the calculation of diluted earnings per share as they are anti-dilutive, given that the fair value of the stocks is lower than the exercise price for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the potentially dilutive instruments are as follows:

	December 31, 2024	December 31, 2025
Potentially dilutive instruments (shares in thousands)
Warrant liabilities	20,850	20,850
Employee stock options	3,877	3,698
Shareholder Earnout	10,000	10,000
Sponsor Earnout	1,176	1,176
	35,903	35,724
6(27)    Changes in liabilities from financing activities

	2023
	Non-current financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$3,207	$338	$3,545
Changes in cash flow from financing activities	—	(435)	(435)
Change in fair value through profit and loss	(1,641)	—	(1,641)
Changes in other non-cash items – additions	—	1,012	1,012
Changes in other non-cash items – lease modification	—	(47)	(47)
At December 31	$1,566	$868	$2,434

	2024
	Non-current financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$1,566	$868	$2,434
Changes in cash flow from financing activities	—	(525)	(525)
Change in fair value through profit and loss	227	—	227
Changes in other non-cash items – additions	—	167	167
At December 31	$1,793	$510	$2,303

	2025
	Non-current financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1	$1,793	$510	$2,303
Changes in cash flow from financing activities	—	(562)	(562)
Change in fair value through profit and loss	(1,374)	—	(1,374)
Changes in other non-cash items – additions	—	743	743
Changes in other non-cash items – lease modification	—	(8)	(8)
At December 31	$419	$683	$1,102
6(28)    Business combinations
A.On January 7, 2025, the Group acquired 100% of the share capital of Wannaby for $6,473 and obtained the control over Wannaby, a digital company known for its virtual try-on technology and digitalization solutions for the fashion industry. This acquisition enables the Group to expand its offerings into new luxury market segments, including shoes, bags, and apparel.
B.The following table summarizes the consideration paid for Wannaby and the fair values of the assets acquired and liabilities assumes at the acquisition date:

January 7, 2025
Purchase consideration
Cash paid	$6,473
Contingent consideration-Earnout liabilities (Note)	158
6,631
Fair value of the identifiable assets acquired and liabilities assumed
Cash	492
Accounts receivable	221
Other receivables	50
Other current assets	51
Property, plant and equipment	28
Intangible assets	1,760
Guarantee deposits paid	5
Current contract liabilities	(115)
Other payables	(77)
Deferred income tax liabilities	(523)
Total identifiable net assets	1,892
Goodwill	$4,739
Note. No later than April 30, 2026, the Group shall pay Farfetch, Inc. an earnout based on defined revenue for the year ended December 31, 2025, not exceeding $500. As the defined revenue for the year ended December 31, 2025 was not achieved, the Group determined that no earnout would be payable and therefore reversed the related contingent consideration liability to zero. Please refer to Note 6(10) for details of gains (losses) on financial liabilities at fair value through profit or loss.

Year ended December 31, 2025
Cash and cash equivalent balances acquired	$492
Cash paid	(6,473)
Net cash outflow	$(5,981)
C.The operating revenue contributed by Wannaby and included in the consolidated statement of comprehensive income since January 7, 2025, was $1,304. Wannaby also incurred a loss before income tax of $1,488 over the same period. Had Wannaby been consolidated as of January 1, 2025, the consolidated statement of comprehensive income would have reflected operating revenue of $69,154 and profit before income tax of $5,703.
D.Please refer to 6(9) Impairment of non-financial assets for the qualitative descriptions of the factors that make up the recognized goodwill.
7.    Related Party Transactions
7(1)    Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)
ClinJeff Corp. (ClinJeff)	Other related party (Major shareholder of CyberLink)
Note. CyberLink owns more than 36% of the Company’s issued and outstanding ordinary shares.
7(2)    Significant related party transactions
A.Revenue

		Years ended December 31,
	Description	2023	2024	2025
CyberLink	Revenue-others (service revenue)	$32	$37	$30
Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as those offered to third parties.
B.Other payables

	December 31, 2024	December 31, 2025
CyberLink	$22	$46
CyberLink-Japan	24	26
	$46	$72
Other payables are mainly expenses from professional service, rental and payments on behalf of others.
C.Operating expenses

		Years ended December 31,
	Description	2023	2024	2025
CyberLink	Management service fee	$48	$41	$45

CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity support and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as those offered to third parties.
D.Lease transactions — lessee/rent expense
(a)The Group leases offices from CyberLink, ClinJeff and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. Rent was paid to CyberLink and ClinJeff on a monthly basis and to CyberLink-Japan on a quarterly basis.
(b)Rent expense

	Years ended December 31,
	2023	2024	2025
CyberLink-Japan	$84	$78	$78
(c)Acquisition of right-of-use assets:

	Years ended December 31,
	2023	2024	2025
CyberLink	$477	$—	$487
ClinJeff	—	82	—
	$477	$82	$487
(d)Lease liabilities
i.Outstanding balance:

	December 31, 2024	December 31, 2025
Total lease liabilities	$202	$407
Less: Current portion (shown as ‘current lease liabilities’)	(189)	(260)
	$13	$147
ii.Interest expense

	Years ended December 31,
	2023	2024	2025
CyberLink	$6	$6	$7
ClinJeff	—	1	1
	$6	$7	$8
7(3)    Key management compensation

	Years ended December 31,
	2023	2024	2025
Salaries and other short-term employee benefits	$2,484	$2,668	$2,825
Share-based payment	552	467	249
Post-employment benefits	10	10	10
	$3,046	$3,145	$3,084
The unpaid portion of the aforementioned information were $115 and $115 for December 31, 2024 and 2025.

8.    Pledged Assets
None.
9.    Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)    Contingencies
None.
9(2)    Commitments
Except for Notes 6(7), 6(10) and 7(2), there is no other significant commitments.
10.    Significant Disaster Loss
None.
11.    Significant Events After the Balance Sheet Date
None.
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
As of December 31, 2024 and 2025, the Group’s gearing ratios are as follows:

	December 31, 2024	December 31, 2025
Total liabilities	$34,158	$38,875
Total equity	$147,015	$153,095
Gearing ratio	0.23	0.25

12(2)    Financial instruments
A.Financial instruments by category

	December 31, 2024	December 31, 2025
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	$2,746	$—
Financial assets at amortized cost
Cash and cash equivalents	$127,121	$125,976
Current financial assets at amortized cost	36,000	36,300
Accounts receivable	7,902	7,567
Other receivables	352	358
Non-current financial assets at amortized cost	—	10,173
Guarantee deposits paid	146	193
	$171,521	$180,567

	December 31, 2024	December 31, 2025
Financial liabilities
Financial liabilities at fair value through profit or loss
Warrant liabilities	$1,793	$419
Financial liabilities at amortized cost
Other payables (including related parties)	$11,702	$12,903
Lease liabilities	$510	$683
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
ii.The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency:

JPY, RMB and EUR). The information of and sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2024
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$103,569	0.0305	$3,159	$3,159	1%	$32
EUR:USD	298	1.0411	310	310	1%	3
JPY:USD	201,668	0.0064	1,291	1,291	1%	13
USD:RMB	320	7.3225	2,343	320	1%	3
Financial liabilities
Monetary items
EUR:USD	197	1.0411	205	205	1%	2
USD:JPY	100	156.22	15,622	100	1%	1

	December 31, 2025
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$252,844	0.0318	$8,040	$8,040	1%	$80
EUR:USD	403	1.1740	473	473	1%	5
JPY:USD	406,761	0.0064	2,603	2,603	1%	26
USD:RMB	327	6.9907	2,286	327	1%	3
Financial liabilities
Monetary items
EUR:USD	240	1.174	282	282	1%	3
USD:JPY	98	156.52	15,339	98	1%	1
iii.The total exchange gain (loss), including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2023, 2024 and 2025, amounted to $34, $(89) and $(265), respectively.
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
v.The following indicators are used to determine whether the credit impairment of debt instruments has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganisation due to their financial difficulties;
(ii)The disappearance of an active market for that financial asset because of financial difficulties;
(iii)Default or delinquency in interest or principal repayments;
(iv)Adverse changes in national or regional economic conditions that are expected to cause a default.
vi.The following indicators are used to determine whether the credit impairment of accounts receivable has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;
(ii)Default or delinquency in principal repayments.
vii.The Group classifies customers’ accounts receivable in accordance with geographic area and credit rating of customer. The Group applies the modified approach to estimate expected credit loss under the provision matrix basis.
viii.The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.
ix.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of accounts receivable.
x.As of December 31, 2024 and 2025, the provision matrix is as follows:

December 31, 2024	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	0.11%~0.32%	6.48%~30.86%	8.36%~42.53%	22.69%~97.44%	100%
Total book value	$7,535	$261	$213	$65	$94	$8,168
Loss allowance	12	49	76	35	94	266

December 31, 2025	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	0%~0.20%	0.15%~15.58%	0.31%~33.48%	0.63%~100.00%	100%
Total book value	$7,124	$75	$149	$286	$114	$7,748
Loss allowance	3	6	38	20	114	181
xi.Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable is as follows:

	2024	2025
	Accounts receivable	Accounts receivable
At January 1	$—	$266
Provision for impairment	1,373	75
Write-offs	(1,107)	(160)
At December 31	$266	$181
xii.The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2023.
xiii.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of debt instruments. As of December 31, 2025, the Group assessed the expected credit losses of its debt instruments measured at amortized cost in accordance with IFRS 9. The assessment indicated that the credit risk of these instruments remained low and no significant increase in credit risk had occurred during the reporting periods.
(c)Liquidity risk
i.Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2024 and 2025, the Group held demand deposits, time deposits and money market position of $161,992 and $159,010, respectively. The Group manages liquidity risk by ensuring that these balances are available to meet short-term cash needs. Time deposits withdrawn early receive a lower interest rate through the withdrawal date compared to the stated interest rate applicable on the nominal maturity date. However, there are no significant risk of change in value as a result of an early withdrawal for time deposits classified as cash equivalents.
iii.The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: December 31, 2024	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,793	$—
Other payables (including related parties)	11,702	—	—
Lease liabilities (Note)	409	109	—

Non-derivative financial liabilities: December 31, 2025	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$419	$—
Other payables (including related parties)	12,903	—	—
Lease liabilities (Note)	456	240	—
Note. The amount included the interest of estimated future payments.
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
B.Financial instruments not measured at fair value
(a)Except for those listed in the table below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, other payables (including related parties) and lease liabilities) are approximate to their fair values.

	December 31, 2025
		Fair value
Financial assets:	Book value	Level 1	Level 2	Level 3
Financial assets at amortized cost
US Treasury	$10,173	$10,070	$—	$—
(b)The methods and assumptions of fair value estimate are as follows:
i.US Treasury: They are measured at quoted price in active markets.

C.The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2024 and 2025 are as follows:
(a)The related information of natures of the liabilities is as follows:

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Money market funds	$2,746	$—	$—	$2,746
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$1,793	$—	$—	$1,793

December 31, 2025	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$419	$—	$—	$419
(b)The methods and assumptions the Group used to measure fair value are as follows:
i.Except those mentioned in point (ii) ~ (iii) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, other payables (including related parties) and lease liabilities) are approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(2).
ii.The instruments the Group used market quoted price as their fair values (that is, Level 1) are listed below by characteristics:

	Open-end fund	Perfect Public Warrants
Market quoted price	Net asset value	Closing price
iii.Fair value of the Perfect Public Warrants is determined based on market quotation price.
D.All Private Placement Warrants and Forward Purchase Warrants were converted into Public Warrants during 2024. As Public Warrants are valued based on quoted prices in active markets, the Company transferred their fair value classification from Level 2 to Level 1 in 2024. For the year ended December 31, 2025, there were no transfers between Level 1 and Level 2
E.For the years ended December 31, 2024 and 2025, there was no transfer into or out from Level 3.

13.    Segment Information
13(1)    General information
The Group's chief operating decision maker who allocates resources and assesses performance of the Group as a whole, has identified that the Group has only one reportable operating segment.
13(2)    Geographical information
The Group derives revenue by geographical location for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Years ended December 31,
	2023	2024	2025
	Revenue	Revenue	Revenue
United States	$24,992	$25,142	$25,978
Americas_Others (Note)	4,937	6,669	8,285
Europe	13,777	16,586	20,284
Asia-Pacific	8,553	10,109	12,021
Others	1,246	1,696	2,586
	$53,505	$60,202	$69,154
Note. Americas_Others includes in North and South America, excluding the United States.
Geographical information on the revenue shows the location in which sales were generated.
The Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, by geographical location as of December 31, 2024 and 2025 are as follows:

	December 31, 2024	December 31, 2025
	Non-current assets	Non-current assets
United States	$5	$4,896
Asia-Pacific	1,066	1,349
Europe	—	2
	$1,071	$6,247
As of December 31, 2025, the Group’s non‑current assets in Taiwan mainly comprise property, plant and equipment, right‑of‑use assets and intangible assets. In the United States, the non‑current assets primarily consist of goodwill and unpatented technology recognized from the acquisition of Wannaby in 2025.
13(3)    Major customer information
There is no major customer of the Group (exceed 10% of revenue) for the years ended December 31, 2023, 2024 and 2025.